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As filed with the Securities and Exchange Commission on October 8, 2002

Registration Statement No. 333-98423

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1
To
Form S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Meridian Automotive Systems, Inc.
(Exact name of registrant as specified in its charter)

Michigan (prior to reincorporation)	3714 (Primary Standard Industrial Classification Code Number)	38-2212037 (I.R.S. Employer Identification Number)
Delaware (after reincorporation) (State or other jurisdiction of incorporation or organization)

550 Town Center Drive
Suite 475
Dearborn, Michigan 48126
Telephone: (313) 336-4182
Facsimile: (313) 253-4026
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Richard E. Newsted
Executive Vice President, Chief Financial Officer
Meridian Automotive Systems, Inc.
550 Town Center Drive, Suite 475
Dearborn, Michigan 48126
Telephone: (313) 336-4182
Facsimile: (313) 253-4026
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Michael E. Blount Gregory L. White Seyfarth Shaw 55 East Monroe Street, Suite 4200 Chicago, Illinois 60603 Telephone: (312) 346-8000 Facsimile: (312) 269-8869	Steven J. Slutzky Debevoise & Plimpton 919 Third Avenue New York, New York 10022 Telephone: (212) 909-6000 Facsimile: (212) 909-6836

        Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

        The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

Amending the Prospectus, Part II and filing certain exhibits

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED OCTOBER 8, 2002

                     Shares

Common Stock

        Prior to this offering, there has been no public market for our common stock. The initial public offering price of the common stock is expected to be between $              and $              per share. We will apply to list our common stock on the                            under the symbol "      ."

        The underwriters have an option to purchase a maximum of                            additional shares to cover over-allotments of shares.

        Investing in our common stock involves risks. See "Risk Factors" on page 7.

	Price to Public	Underwriting Discounts and Commissions	Proceeds to Meridian
Per Share	$	$	$
Total	$	$	$

        Delivery of the shares of common stock will be made on or about                            , 2002.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Credit Suisse First Boston

The date of this prospectus is                            , 2002

[INSIDE FRONT COVER]

        You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document.

Dealer Prospectus Delivery Obligation

        Until                       , 2002 all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to unsold allotments or subscriptions.

PROSPECTUS SUMMARY

        This summary highlights information contained elsewhere in this prospectus and may not contain all of the information you should consider before investing in the shares of common stock offered by this prospectus. You should read this entire prospectus carefully, including "Risk Factors" and our financial statements and the notes to those financial statements included elsewhere in this prospectus. In this prospectus, "Meridian Automotive Systems, Inc.," "Meridian," "we," "us" and "our" refer to Meridian Automotive Systems, Inc. and its subsidiaries.

Our Company

        We are a Tier 1 supplier to the North American automotive industry of front and rear end modules, bumper systems, exterior composite plastic modules, exterior structural components, interior components and modules and exterior lighting components. Tier 1 suppliers sell their products principally to automotive original equipment manufacturers, or "OEMs." We supply parts for 15 of the 20 best selling vehicles in North America and a significant number of other popular light trucks, sport utility vehicles and passenger cars produced by General Motors, Ford and DaimlerChrysler. In addition, we currently supply other automobile manufacturers, including Toyota, Honda, Subaru, Mazda and Mitsubishi. We are the largest supplier of bumper systems to Ford for its light trucks and SUVs, and the largest supplier of interior floor consoles to GM for its luxury SUVs. In addition, we supply parts for the heavy truck industry. We operate 20 principal manufacturing facilities located in Illinois, Indiana, Kansas, Michigan, Ohio, New York and North Carolina as well as in Canada, Mexico and Brazil, which are strategically located close to our customers' assembly facilities to facilitate efficient delivery.

        Since 1997, our net sales and product offerings have grown rapidly. Our net sales have increased from $294.7 million in 1997 to $976.8 million in 2001, a compounded annual growth rate of approximately 35%. During this time, we completed three major acquisitions, which accounted for our growth over this period. As a result of these acquisitions and our continuing focus on improving our manufacturing capabilities, we believe that we are well positioned to implement our operating and growth strategies.

        In 1997, income from operations and net income were $22.6 million and $4.1 million, respectively, compared to income from operations and net loss of $9.6 million and $57.0 million, respectively, in 2001. Over the same period, our EBITDA increased 113% from $36.9 million to $78.7 million. For the six months ended June 30, 2001, net sales and net loss were $508.3 million and $19.6 million, respectively, compared to net sales and loss before cumulative effect of change in accounting principle of $538.5 million and $6.6 million, respectively, for the six months ended June 30, 2002. Over the same period, income from operations increased from $0.6 million to $24.3 million and EBITDA increased 58%, from $35.5 million to $56.1 million. See "Summary Consolidated Financial and Other Data," note 5, for our definition of EBITDA.

        As of June 30, 2002, we have been awarded business that we believe, based on our current expectations of program volumes and pricing, will represent approximately $4.7 billion in aggregate net sales over the five-year period commencing on January 1, 2003 and ending on December 31, 2007. In calculating our awarded business, we have made various assumptions and estimates and the realization of sales based on awarded business is subject in all cases to a number of factors that are beyond our control, including consumer demand for new vehicles, possible delays or OEM cancellations, the timing and volume of vehicle production, product and option mix, and contract price reductions. Consequently, we cannot assure you that this awarded business will actually result in firm orders from, or sales to, our customers. For an explanation of factors which could impact our realization of future business, see "Risk Factors—We may not realize all of the sales expected from our awarded business related to new and existing programs or recover all of our up-front costs related to these programs"

and "Management's Discussion and Analysis of Financial Condition and Results of Operations—Awarded Business."

        We operate our business in three segments: Front and Rear End Modules, which includes bumpers, bumper systems and front and rear end modules; Exterior Composites, which includes various exterior composite parts; and Interiors and Exterior Lighting, which includes various interior parts and components and exterior lighting components.

        We currently employ approximately 5,900 employees whom we refer to as our "associates." Approximately 61% of our associates are not affiliated with any labor union.

Industry Overview

        Automotive News reported in May 2002 that the production of light vehicles built in North America is expected to rise from 15.9 million units in 2001 to 16.2 million units in 2002 and to 16.4 million units in 2003. North American light vehicle production is principally comprised of GM, Ford and DaimlerChrysler, as well as vehicles produced in North America by Asian and European OEMs. Over the past several years, Asian and European OEMs have increased their North American vehicle production. As a Tier 1 supplier, we manufacture a wide range of systems, modules and components supplied directly to OEMs. As a result of our operating and growth strategies, we believe that we are well positioned to benefit from trends in the automotive industry, including:

  •
  increasing OEM demand for comprehensive modules and systems; and

  •
  increasing plastic and composite usage on vehicles.

Our Strategy

        Our business strategy is to leverage our position as a leading supplier of innovative exterior, interior and lighting solutions to the North American automotive industry to capitalize on profitable opportunities presented by our customers and the marketplace. Key elements of our operating and growth strategies are outlined below.

        Continue to Optimize Operating Efficiencies.    We intend to remain focused on optimizing our operating efficiencies by:

  •
  lowering our cost of production through standardizing and automating our manufacturing processes, investing in technologically-advanced equipment, and improving product flow;

  •
  eliminating redundancies and optimizing labor costs; and

  •
  reducing our material costs through volume purchasing and product design re-engineering.

        Leverage Existing Customer Relationships and Pursue New Customer Relationships.    We are actively pursuing opportunities which, when combined with our portfolio of awarded business, we expect to drive a significant portion of our anticipated growth through 2007.

        Grow Our Operations in Mexico.    We are actively pursuing new business opportunities for our Celaya, Mexico facility. In addition, we will selectively evaluate relocating existing production to our Celaya, Mexico facility based upon customer requirements and cost-effectiveness.

        Capitalize on the Trend Toward Increased Use of Composites and Plastics in Vehicles.    We intend to leverage our comprehensive design, engineering and manufacturing capabilities to capitalize on the trend toward the use of more composites and plastics for a variety of new vehicle applications.

        Capitalize on the Continued Trend Toward Comprehensive Modules and Systems.    We believe that the trend toward comprehensive modules and systems supply will continue as OEMs seek ways to improve quality and reduce costs. We intend to capitalize on this trend by utilizing our manufacturing capabilities for a number of components which we integrate into a more comprehensive module or system.

        Expand Our Technology Capabilities.    We continue to provide technologically advanced products by regularly enhancing our product lines. For example, our recently introduced ultra violet thermal hybrid sealer process significantly improves the paint quality on exterior plastic composite parts. We will continue to make investments in our technology and design capabilities in an effort to develop innovative, value-added products.

Competitive Strengths

        We have developed key competitive strengths that allow us to capitalize on industry trends and provide us the opportunity to execute our operating and growth strategies. These key strengths include:

        Broad Product Offering.    We have manufacturing capabilities and product offerings that are diverse and well integrated which we believe makes our products attractive to our customers.

        Strategic Vehicle Profile and Leading Product Positions.    We are well positioned on high-volume and high-growth vehicle models and platforms. In addition, we have strong market positions in each of our major product lines.

        Strong OEM Relationships.    We have formed strong relationships with our major OEM customers as a result of our focus on providing the highest quality products and service. These strong relationships, coupled with our focus on meeting or exceeding customer expectations, have assisted us in obtaining new business awards.

        Experienced Management Team.    Our management team consists of individuals with extensive automotive industry experience as well as individuals with senior management experience in closely related industries. A significant portion of our senior management team's potential annual compensation is based upon the achievement of financial performance goals. Consequently, we believe that our senior management's interests are properly aligned with the interests of our stockholders.

        Comprehensive Design and Engineering Capabilities.    We have a strong track record in product development and engineering. We employ over 100 design professionals dedicated to serving the needs of our OEM customers. In working with our OEM customers throughout the product development and manufacturing process, we are able to generate cost-saving opportunities, reduce product development time and improve vehicle quality by better integrating components into the assembled vehicle.

        Our principal executive offices are located at 550 Town Center Drive, Suite 475, Dearborn, MI 48126 and our telephone number is (313) 336-4182.

The Offering

Common stock offered	shares
Common stock to be outstanding after this offering	shares
Use of Proceeds
We intend to use the net proceeds from this offering, our concurrent note offering and our new senior credit facility described below primarily to repay outstanding indebtedness. See "Use of Proceeds."
Proposed Symbol

        The number of shares that will be outstanding after the offering is based on the number of shares outstanding as of June 30, 2002 taking into account our reincorporation in Delaware by means of a merger of our existing Michigan corporation into a Delaware corporation, which will result in the reclassification of our five existing authorized classes of common stock into shares of a single class of common stock and the exchange of each currently outstanding share of common stock of our existing corporation for             shares of the common stock of the newly formed Delaware corporation, which will be the surviving corporation in the merger and excludes:

  •
  9,876.4947 shares issuable upon the exercise of outstanding options as of June 30, 2002 with a weighted average exercise price of $377.66 per share; and

  •
  shares reserved for future issuance under our 2002 Equity Compensation Plan. See "Management—Employee Benefit Plans."

        Unless otherwise indicated, the information in this prospectus assumes:

  •
  the issuance of 116,002.8811 shares upon the exercise of warrants outstanding as of June 30, 2002 with a weighted average exercise price of $344.82 per share, which number of shares represents all shares subject to outstanding warrants;

  •
  no exercise of the underwriters' over-allotment option;

  •
  our reincorporation in Delaware before completion of this offering, and the associated changes in our certificate of incorporation and by-laws;

  •
  an initial public offering price of $            per share, the mid-point of the price range set forth on the cover page of this prospectus;

  •
  the closing of a $250 million concurrent note offering; and

  •
  the replacement of our existing senior credit facility with a $150 million term loan and a $125 million revolving credit facility.

        If the underwriters exercise their over-allotment option in full,             shares of common stock will be outstanding after the offering.

  Concurrent Transactions

        Concurrently with this offering, we are separately offering $250 million principal amount of            % senior subordinated notes due 2012 and replacing our existing senior credit facility with a $150 million term loan and $125 million revolving credit facility. The concurrent note offering is not being registered under the Securities Act of 1933, as amended, and the notes offered thereby may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. We intend to offer the senior subordinated notes to institutional investors pursuant to the exemption from registration under Rule 144A under the Securities Act, or in an offshore transaction pursuant to Regulation S under the Securities Act. The closing of this offering, our concurrent note offering and the replacement of our existing senior credit facility will occur simultaneously and each is contingent upon the closing or completion of the other transactions.

Summary Consolidated Financial and Other Data

        The following summary consolidated financial and other data for and as of the end of each of the years in the three-year period ended December 31, 2001, are derived from our consolidated financial statements. Such consolidated financial statements for the fiscal years ended December 31, 1999, 2000 and 2001 have been audited by PricewaterhouseCoopers LLP, independent public accountants. The summary consolidated financial and other data for and as of the six months ended June 30, 2001 and 2002 have been derived from our unaudited interim financial statements and include, in the opinion of management, all adjustments necessary for a fair presentation of our financial position and operating results for those periods and as of those dates. Our results for interim periods are not necessarily indicative of our results for a full year's operations. The following summary consolidated financial and other data should be read in conjunction with "Selected Consolidated Financial and Other Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the related notes thereto.

	Years Ended December 31,				Six Months Ended June 30,
	1999	2000	2001	2001 Pro Forma(1)	2001	2002	2002 Pro Forma(1)
	(in thousands, except share and per share data)
Statement of Operations Data(2):
Net sales	$468,346	$803,136	$976,755	$	$508,255	$538,485	$
Cost of sales	397,061	722,570	909,756		478,156	491,617

Gross profit	71,285	80,566	66,999		30,099	46,868
Selling, general and administrative	21,792	33,159	39,403		20,658	21,749
Amortization expense	5,764	12,672	17,971		8,797	796

Income from operations	43,729	34,735	9,625		644	24,323

Equity in income of affiliate	283	232	145		126	36
Interest expense	(24,732)	(50,389)	(68,520)		(33,808)	(32,961)
(Loss) gain on extinguishment of debt	—	(615)	29,459		29,459	—
(Loss) gain on disposal of fixed assets	—	—	(970)		180	(1,693)
Other income (expense)	523	(27)	(214)		37	(265)
Income tax expense (benefit)	9,436	(4,079)	26,558		16,202	(4,002)

Income (loss) before cumulative effect of change in accounting principle	10,367	(11,985)	(57,033)		(19,564)	(6,558)
Cumulative effect of change in accounting principle, net of related tax of $42.1 million, impairment of goodwill	—	—	—		—	(218,271)

Net income (loss)	$10,367	$(11,985)	$(57,033)	$	$(19,564)	$(224,829)	$

Earnings (loss) per share(3):
Basic before cumulative effect of change in accounting principle
Cumulative effect of change in accounting principle
Basic after cumulative effect of change in accounting principle
Diluted before cumulative effect of change in accounting principle
Cumulative effect of change in accounting principle
Diluted after cumulative effect of change in accounting principle
Weighted average common shares outstanding(3):
Basic
Diluted

	At June 30, 2002
	Actual	Pro Forma(4)
Balance Sheet Data:
Working capital	$50,933	$
Cash	1,255
Total assets	613,988
Total debt	499,866
Shareholders' equity (deficit)	(120,399)
	Years Ended December 31,			Six Months Ended June 30,
	1999	2000	2001	2001	2002
	(in thousands, except share and per share data)
Other Data:
Net cash provided by (used for):
Operating activities	$23,958	$35,902	$11,470	$3,530	$61,338
Investing activities	(217,425)	(391,280)	(23,463)	(12,826)	(13,526)
Financing activities	196,234	350,504	11,590	8,246	(47,341)
EBITDA(5)	64,571	79,575	78,698	35,462	56,118
Depreciation and amortization	20,842	44,840	69,073	34,818	31,795
Capital expenditures, net	33,108	54,811	35,535	14,271	13,898

(1)
The pro forma data give effect to our reincorporation in Delaware and the exchange of each currently outstanding share of common stock of our existing corporation for            shares of the common stock of the newly formed Delaware corporation, the sale of             shares of our common stock in this offering, the consummation of the concurrent note offering and the replacement of our existing senior credit facility described elsewhere herein, the exercise of warrants for 116,002.8811 shares of common stock of our existing corporation immediately prior to the closing of this offering and the application of the estimated net proceeds therefrom as described under the caption "Use of Proceeds" as if such transactions were completed at the beginning of the period presented. Adjustments include the elimination of $             million of interest expense associated with the debt repaid using the net proceeds of this offering and the related charge for the write-off of deferred costs associated with the debt that will be extinguished. The pro forma financial data does not purport to represent what our results of operations actually would have been if this offering had occurred as of the dates indicated or what our results will be in any future period.

(2)
We acquired: (a) substantially all of the manufacturing assets and 49% of the capital stock of Lorro, Inc. ("Lorro") on October 14, 1998, (b) the common stock of Leslie Metal Arts Company, Inc. ("Lescoa") on May 25, 1999, (c) a Kansas City, Kansas plant and certain other assets from SAI Automotive USA–Kansas City, Inc. ("SAI") on August 31, 1999, and (d) substantially all of the assets of Cambridge Industries, Inc. ("Cambridge") on July 14, 2000. The results of operations of these acquired businesses have been included in our consolidated financial statements since their respective dates of acquisition. Our results of operations for periods prior to these acquisitions may not be comparable to our results of operations for subsequent periods.

(3)
Earnings (loss) per share and weighted average common shares outstanding were determined for the periods presented assuming our reincorporation in Delaware and the exchange of each currently outstanding share of common stock of our existing corporation for           shares of the common stock of the newly formed Delaware corporation.

(4)
The "Pro Forma" column reflects our reincorporation in Delaware and the exchange of each concurrently outstanding share of common stock of our existing corporation for            shares of the common stock of the newly formed Delaware corporation, the sale of             shares of our common stock in this offering, the consummation of the concurrent note offering and the replacement of our existing senior credit facility described elsewhere herein, the exercise of warrants for 116,002.8811 shares of common stock of our existing corporation immediately prior to the closing of this offering and the application of the estimated net proceeds therefrom and the related charge for the write-off of deferred costs associated with debt that will be extinguished, as described under the caption "Use of Proceeds" as if such transactions were completed on June 30, 2002.

(5)
"EBITDA" is income from operations plus depreciation and amortization expense. EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations as determined by generally accepted accounting principles, and our calculation thereof may not be comparable to that reported by other companies. We, however, believe it is generally accepted that EBITDA provides useful information regarding a company's ability to service and/or incur indebtedness. This belief is based on our negotiations with our lenders who have indicated that the amount of indebtedness we will be permitted to incur will be based, in part, on our EBITDA. EBITDA does not take into account our working capital requirements, debt service requirements and other commitments and, accordingly, is not necessarily indicative of amounts that may be available for discretionary use.

RISK FACTORS

        You should carefully consider each of the risks described below, together with all of the other information contained in this prospectus, before deciding to invest in shares of our common stock. If any of the following risks develop into actual events, our business, results of operations, and financial condition could be materially adversely affected, the value of our common stock could decline and you may lose all or part of your investment.

Risks Relating to Our Business and the Automotive Supply Industry

        Demand in the automotive industry is significantly dependent on the U.S. and the global economies and our business and profitability are exposed to current and future uncertainties including a continuation of the current downturn in the economy

        Our operations are dependent upon domestic automotive production and consumer demand. The automotive market is highly cyclical and is dependent on consumer spending and is particularly sensitive to changes in interest rates, the level of consumer debt, and consumer confidence. Sales of the light trucks and SUVs that constitute a significant portion of the vehicles for which we supply parts depend in part on sales incentives offered by the manufacturers of the vehicles such as Ford, GM, DaimlerChrysler and others that are intended to promote and support new vehicle sales, including, but not limited to no-interest financing terms and rebates. Manufacturers have historically made many changes to their incentive programs at various times during each year. A reduction, change in, or discontinuation of a manufacturer's incentive programs could materially adversely affect the volume of vehicles sold and thus the market for our products. The September 11, 2001 terrorist attacks and other recent economic and political developments have adversely affected consumer confidence throughout the U.S. and much of the world. Any sustained weakness in demand or continued downturn in the economy would have a material adverse effect on our sales, profitability and cash flow.

        Our sales are impacted by our customers' inventory levels and production schedules. North American automobile and light truck production declined approximately 16% in the second half of 2000 as compared to the first half of 2000, and experienced a decline of approximately 9% in 2001 as compared to 2000. This decline adversely affected our net sales, net income and cash flow and future declines would likely have a similar effect. In addition, significant changes in vehicle inventory levels and production could result in significant quarter-to-quarter variability in our results of operations. Our business is also somewhat seasonal. We typically experience decreased net sales, net income and cash flow during the months of July and December of each year due to the impact of scheduled OEM plant shutdowns.

        We are dependent on Ford, GM and DaimlerChrysler as our largest customers and the production volumes of the vehicles on which our products are utilized

        Due to the high degree of concentration of OEMs in the automotive industry, our business is exposed to a high degree of risk. We are dependent on Ford, GM and DaimlerChrysler as our largest customers. Our net sales from Ford, GM and DaimlerChrysler represented approximately 31%, 30% and 17%, respectively, in 2001 and 33%, 32% and 16%, respectively, for the first six months of 2002. The arrangements we typically enter into with our customers, including Ford, GM and DaimlerChrysler, provide for supplying the customer's requirements for a particular vehicle platform or model, rather than for manufacturing a specific quantity of components. These arrangements typically range from one year to the life of the platform or the model, usually three to five years. These arrangements do not require the purchase by the customer of any minimum number of components and may be terminated by the OEMs in their sole discretion at any time. In addition, the tooling that we use to produce the components we supply to our OEM customers is typically owned by the OEM.

        In recent years, our strategy has been to target the light truck and SUV market, which has experienced greater growth than other areas of the automotive market. If, as a result of changes in consumer preferences, including any changes resulting from actual or potential increases in gasoline prices due to political or military actions in the Middle East, or if, for any other reason, production of these types of vehicles is reduced in the future, our sales and profitability could be adversely affected. In addition, a significant portion of our sales depends upon OEM production of certain key vehicle models including the Ford F-Series pickup truck and GM's luxury SUVs, which together accounted for approximately 27% of our net sales for the six months ended June 30, 2002. Also, sales to Ford represented approximately 90% of the net sales in our Front and Rear End Modules segment over the same period. Our major customers face significant competition from other OEM's, which could affect the market share of our major customers either generally or with respect to certain vehicle models. The loss of significant business from any of our major customers or a significant reduction in demand for certain key vehicle models or a group of related vehicle models sold by any of our major customers and for which we are a supplier could have a material adverse effect on our net sales, net income and cash flow.

        Automotive OEMs have historically had significant leverage over their outside suppliers

        The automotive supplier industry is fragmented and serves a limited number of automotive OEMs. As a result, OEMs have historically had and continue to have a significant amount of leverage over their outside suppliers. Our arrangements with our customers require us to supply our products at predetermined prices that may decline over time. The costs that we incur to fulfill customer orders may vary from our initial estimates due to a number of factors, including changes in the costs of labor, components or raw materials. If we are unable to pass on these increased costs, our margins and profitability will be adversely affected. In addition, we are committed under some existing agreements, assumed in connection with acquisitions, to supply products to our customers at selling prices that are not sufficient to cover our direct costs to produce those products.

        There is substantial and continuing pressure from OEMs to reduce the costs they pay to suppliers. The price decreases which OEMs seek from their suppliers are generally in the 1% to 5% range annually. We have agreed to price reductions under certain existing arrangements, and we are involved in ongoing negotiations with OEMs with respect to price reductions for other programs. We attempt to manage such downward pricing pressure, while trying to preserve our business relationships with our customers, by seeking to reduce our production costs through various measures, including through purchasing raw materials and components at lower prices and implementing more cost effective process improvements. However, suppliers engaged in supplying products to us may resist our pressure to lower their prices and may seek to impose price increases. If we are unable to offset OEM price reductions through these measures, our gross margins and profitability will be adversely affected. In addition, OEMs have substantial leverage in setting purchasing and payment terms, including the terms of accelerated payment programs under which payments are made prior to the account due date in return for an early payment discount in order to improve the suppliers' cash flow. OEMs can unexpectedly change their purchasing policies or payment practices, which could have a negative impact on our short-term working capital.

        We have sustained significant net losses and may not achieve profitability in the future

        We have experienced significant net losses for the years 2000 and 2001, as well as a net loss for the six months ended June 30, 2002. After posting net income of $10.4 million in 1999, we reported net losses of $12.0 million and $57.0 million in 2000 and 2001, respectively. We recorded a net loss of $6.6 million for the six months ended June 30, 2002 before the cumulative effect of a change in accounting principle. Our net losses have resulted primarily from interest costs related to our indebtedness. Lack of profitability would harm our financial condition and adversely impact our business and we cannot assure you that we will achieve profitability in the future.

        We have substantial indebtedness and may not be able to service our debt

        We have indebtedness which is substantial in relation to our shareholders' equity, as well as interest and debt service requirements that are significant compared to our net income and cash flow from operations. At June 30, 2002, our consolidated total indebtedness was $499.9 million and our shareholders' deficit was $120.4 million, with a corresponding debt to equity ratio of negative 4.2 to 1. After giving effect to this offering, the concurrent note offering and replacement of our existing credit facility, our pro forma shareholders' equity (deficit) will be approximately $            , with a corresponding debt to equity ratio of            to 1. After giving effect to this offering and the application of the net proceeds to repayment of a portion of our indebtedness together with the refinancing of substantially all of the remainder of our indebtedness through the concurrent note offering and the refinancing of our existing senior credit facility, our consolidated total indebtedness will be approximately $         million.

        Our indebtedness may:

  •
  make us more vulnerable to unfavorable economic conditions;

  •
  make it more difficult to obtain additional financing in the future for working capital, capital expenditures or other general corporate purposes;

  •
  require us to dedicate or reserve a large portion of our cash flow from operations to make payments on our indebtedness, which would prevent us from using it for other purposes, such as capital expenditures for new product launches and other items which may be required in order for us to bid on or accept new business;

  •
  make us more susceptible to fluctuations in market interest rates that affect the cost of our borrowings; and

  •
  make it more difficult for us to pursue strategic acquisitions, alliances and partnerships.

        We intend to use substantially all of the proceeds from this offering and the concurrent note offering and the term loan portion and part of the revolving credit portion of our new senior credit facility to repay outstanding obligations. Thus, we do not expect that any significant portion of these funds will be available for other purposes, such as working capital or capital expenditures. We do, however, expect to have borrowing capacity at the closing of this offering, which can be used for general corporate purposes, through the undrawn part of the revolving credit portion of our new senior credit facility.

        If we cannot generate sufficient cash flow from operations to service our indebtedness and to meet our other obligations and commitments, we might be required to refinance our debt, to divest assets to obtain funds, or to sell additional equity securities. We cannot assure you that any such refinancings, asset dispositions or securities offerings could be effected on a timely basis or on satisfactory terms, if at all, or would be permitted by the terms of our debt instruments. The sale of any of our operating assets or a portion of our business in order to obtain funding could impair our ability to compete effectively, which could have a material adverse effect on our net sales, net income and cash flow. In addition, the sale of additional equity securities could adversely affect the price of our common stock.

        Restrictions imposed by lenders and subordinated debt holders

        We expect that our new credit agreement and the indenture governing the notes offered concurrently with this offering will impose significant operating and financial restrictions on us. Such restrictions will affect, and in many respects significantly limit or prohibit, among other things, our ability to incur additional indebtedness, pay dividends, repay indebtedness prior to its stated maturity, sell assets or engage in mergers or acquisitions. These restrictions could also limit our ability to effect future financings, make needed capital expenditures, react to future regulatory or industry trends, withstand a future downturn in the business or the economy, or otherwise conduct necessary corporate activities. Our failure to comply with these restrictions could lead to a default under the terms of such indebtedness and the related agreements. In the event of a default on our indebtedness, the holders of such indebtedness could elect to declare all of the funds borrowed pursuant thereto to be due and payable together with accrued and unpaid interest. In such event, we cannot assure you that we would be able to make such payments or borrow sufficient funds from alternative sources to make any such payment. Even if additional financing could be obtained, we cannot assure you that it would be on terms that are favorable or acceptable to us.

        We may not realize all of the sales expected from our awarded business related to new and existing programs or recover all of our up-front costs related to these programs

        The realization of revenues from new and existing programs is inherently subject to a number of important risks and uncertainties, including whether our customers will execute the launch of these product programs on time, or at all, the number of vehicles that our customers will actually produce and the timing of vehicle production. In addition, although we do not currently anticipate any problems in completing new product program launch activities, we cannot assure you that we will be able to install and certify the manufacturing equipment needed for these new product programs in time for production or that our manufacturing facilities and resources will be sufficient to successfully accommodate full production under any existing or future product programs. Also, we cannot assure you that other suppliers will be able to provide their components to the OEMs or to us in order to ensure a timely product program launch. In addition, our customers generally have the right to discontinue a program or replace us with another supplier at any time for any reason. While we believe that, based on our current expectations of program volumes and pricing, our awarded business as of June 30, 2002 will represent approximately $4.7 billion in aggregate net sales over the five-year period commencing on January 1, 2003 and ending on December 31, 2007, as a result of a number of factors that are beyond our control, including consumer demand for new vehicles, possible delays or OEM cancellations, the timing and volume of vehicle production, product and option mix, and contract price reductions, we cannot assure you that this awarded business will actually result in firm orders from, or sales to, our customers. Our failure to realize sales from new and existing programs would have a material adverse effect on our net sales, net income and cash flow. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Awarded Business."

        New vehicle programs require significant up-front investments and capital expenditures for engineering, design and tooling. As OEMs have looked to suppliers to bear increasing responsibility for the design, engineering and manufacture of automotive systems, they have increasingly shifted the financial risk associated with those responsibilities to the suppliers as well. This trend is likely to continue and is most evident in the area of engineering cost reimbursement. Historically, these investments have been fully reimbursed by OEMs, but in the future there may be other mechanisms established by OEMs that could result in less than full reimbursement or no reimbursement. We cannot assure you that we will have adequate funds to make such up-front investments and capital expenditures. In the event that we are unable to make such investments and expenditures, or to recover them through production for our customers or reimbursement of our engineering expenses, our profitability, liquidity and cash flows may be adversely affected. In addition, we incur costs and make capital expenditures for new program awards based upon certain estimates of production volumes for certain vehicles. While we attempt to recover such costs and capital expenditures by appropriately pricing our products, the prices of our products are based in part upon planned production volumes. If the actual production of certain vehicle models is significantly less than planned, we will be unable to recover such costs. In addition, because a significant portion of our overall costs is fixed, declines in our customers' production levels can adversely affect our profitability even if our up-front investments and capital expenditures are recovered.

        We may be unable to continue to compete successfully in the highly competitive automotive supplier industry

        The automotive supplier industry is highly competitive. We believe that our customers rigorously evaluate their suppliers on the basis of product range and quality, price competitiveness, technical expertise and development capability, new product innovation, reliability and timeliness of delivery, product design capability, manufacturing expertise, operational flexibility, customer service and overall management. Our success will depend on our ability to continue to meet our customers' changing needs with respect to these and other criteria. Our ability to provide design and engineering capabilities depends in part on our ability to attract and retain qualified technical and engineering personnel. We believe we will need to make significant ongoing and recurring additional capital expenditures and investment in research and development, manufacturing and other areas to remain competitive. Some of our competitors are companies or divisions or subsidiaries of companies that are larger and have greater financial and other resources than we do. We cannot assure you that we will have sufficient financial and other resources to compete with our competitors.

        Our products may not be able to compete successfully with the products of our competitors. We cannot assure you that we will be able to achieve the technological advances or introduce new products that may be necessary to remain competitive. In addition, we cannot assure you that any technology developed by us can be adequately protected such that we can maintain a competitive advantage. Further, our competitors may introduce new products that may utilize new or different technology or materials, which could result in our products becoming less competitive. Our inability to continue to offer competitive products or the introduction of new products by our competitors could result in the loss of customers or orders and, as a result, decreased net sales, net income and cash flow.

        In addition, as a result of the trend in the automotive supplier industry toward OEM purchases of complete modules and components, we may face increased competition from suppliers, including suppliers of interior components and modules, which may provide a greater number of components and modules than we do. In particular, if we become a Tier 2 supplier of interior components and modules as a result of OEMs limiting their purchases to suppliers who can supply a broader range of interior components and more complete modules than us, we may face increased competition from Tier 1 suppliers to those OEMs.

        We principally compete for new business both at the beginning of the development of new models and upon the redesign of existing models by our major customers. New model development generally begins two to five years prior to the marketing of such models to the public. The failure to obtain new business on new models or to retain or increase business on redesigned existing models could adversely affect our business and financial results. In addition, as a result of the relatively long lead times required for many of our products, it may be difficult in the short-term for us to obtain new sales to replace any unexpected decline in the sale of existing products.

        Our business may be significantly adversely affected by work stoppages and other labor matters

        OEMs and Suppliers.    Many OEMs and their and our suppliers have unionized work forces. Work stoppages or slow-downs experienced by OEMs or these suppliers could result in slow-downs or closures of assembly plants where our products are included in assembled vehicles. For example, over the past four years, there have been labor strikes against GM that have resulted in work stoppages. The master collective bargaining agreements between each of GM, Ford and DaimlerChrysler and the Canadian Auto Workers, or the "CAW," and the UAW expire on September 14, 2002 and on September 14, 2003, respectively. Material work stoppages by one or more of our customers or these other suppliers could have a material adverse effect on our business. Furthermore, organizations responsible for shipping our customers' products may be impacted by occasional strikes staged by the unions representing transportation employees. Any interruption in the delivery of our customers' or their other suppliers' products would reduce demand for our products and could have a material adverse effect on our sales, profitability and cash flow.

        In addition, in an effort to reduce costs, OEMs are increasingly outsourcing the manufacture of components. However, under the contracts currently in effect in the United States and Canada between each of Ford, GM and DaimlerChrysler and the UAW and the CAW, in order for any of such automotive manufacturers to obtain components that it currently produces from external sources, it must first notify the UAW or the CAW of such intention. If the UAW or the CAW objects to the proposed outsourcing, some agreement will have to be reached between the UAW or the CAW and the automotive manufacturer. The inability of our OEM customers to outsource the manufacture of components to us because of the contractual restrictions to which the OEMs are subject could have a material adverse effect on our sales, profitability and cash flow.

        Meridian.    As of June 30, 2002, approximately 39% of our associates were unionized. The collective bargaining agreements with our unionized associates expire February, September, October and December 2003, April, August, September and December 2004 and October 2005. We may encounter strikes, binding contractual limitations, further unionization efforts or other types of conflicts with labor unions or our non-union associates, any of which could:

  •
  have an adverse effect on our ability to produce our products in accordance with customer contracts;

  •
  interfere with the launch of new product programs;

  •
  cause us to lose business to competitors; or

  •
  limit our flexibility in dealing with our workforce and promptly adjusting to changing economic conditions.

        Our inability to manufacture or deliver products as a result of strikes, binding contractual limitations, further unionization efforts or other types of conflicts with labor unions or with our non-union associates could have a material adverse effect on our net sales, net income and cash flow.

        We may incur material losses and costs as a result of recalls and product liability, warranty and other claims that may be brought against us

        As OEMs have looked to suppliers to bear increasing responsibility for the design, engineering and manufacture of automotive systems, they have increasingly shifted both financial risk and potential liability associated with those systems to the suppliers as well. This trend is likely to continue and is most evident in the areas of sharing of product liability, warranty and recall costs. We may be exposed to product liability and warranty claims in the event that our products actually or allegedly fail to perform as expected or the use of our products results, or is alleged to result, in bodily injury and/or property damage. Depending on the terms under which we supply products, an OEM may hold us responsible for some or all of the repair or replacement costs of these products under new vehicle warranties when the product supplied did not perform as represented. In addition, to the extent that the production of vehicles for which we supply products is reduced or delayed as a result of vehicle recalls, whether or not related to products we supply, our net sales and profitability would be adversely affected.

        From time to time we may become subject to other claims which may arise in the course of our business. While we seek to maintain general liability insurance, some risk and liabilities, including claims for punitive damages, are not covered by insurance. In addition, we cannot assure you that our coverage will be adequate to cover potential losses. While we have been able to maintain liability insurance in the past, insurance can be expensive and may not be available in the future on terms acceptable to us, or at all. Claims, regardless of their merit or eventual outcome, may also affect our reputation.

        Our earnings could decline if our goodwill is further impaired

        As required by SFAS 142, we reviewed the fair value of our company as determined by an independent valuation firm. As a result of this independent valuation, we recorded an impairment loss of $260.4 million on goodwill, $218.3 million net of tax, as a cumulative effect of a change in accounting principle in the first quarter of 2002. After the impairment loss, we will continue to carry $13.1 million in goodwill that will still be subject to future impairment reviews. Any future impairment to our remaining goodwill would adversely affect our net income.

        Our ability to use net operating loss carryforwards may be subject to limitations

        At December 31, 2001, we have a net operating loss carryforward of approximately $81.6 million which will expire in 2021. We have not recognized in the financial statements a benefit with respect to the approximately $81.6 million net operating loss carryforward for federal income tax purposes as of December 31, 2001. This benefit was not recognized due to the possibility that the net operating loss carryforward would not be utilized, for various reasons, including the potential that we might not have sufficient profits to use the carryforward or that the carryforward may be limited as a result of changes in our equity ownership. We intend to use this carryforward to offset our future taxable income. If we were to use any of this net operating loss carryforward to reduce our future taxable income and the Internal Revenue Service were successfully to assert that our net operating loss carryforward is subject to limitation as a result of capital transactions occurring in 2001 or otherwise, we may be liable for additional taxes, interest and, possibly penalties prospectively. Furthermore, the exercise of a substantial number of our warrants or other shifts in our equity ownership in the future, either in connection with this offering or otherwise, may result in a limitation on our ability to use our net operating loss carryforward for income tax purposes.

        Our operating results may be significantly adversely affected by the impact of environmental, health and safety regulations to which we are subject

        We are subject to laws and regulations governing the protection of the environment, health and safety, including laws regulating the generation, storage, handling, use and transportation of hazardous materials, the emission and discharge of hazardous materials into the air, soil and water, and the health and safety of our associates. We are also required to obtain permits from governmental authorities related to environmental, health and safety matters for certain operations, including operations that emit pollutants into the air. We cannot assure you that we have been or will be at all times in compliance with such laws, regulations and permits. If we fail to comply with these laws, regulations or permits, we could be fined or otherwise sanctioned by regulators or, under certain circumstances, could be sued by private parties. In some instances, such a fine, sanction or suit could be material. In addition, because the environmental, health and safety laws and regulations are complex, change frequently and have tended to become more stringent over time, we cannot assure you that these requirements will not change in the future in a manner that could not significantly adversely affect our business and cash flow.

        We are also subject to laws imposing liability for the investigation and cleanup of contaminated property. Under these laws, we could be held liable for costs and damages relating to contamination at our facilities and at third party sites at which our facilities may have disposed of hazardous wastes. The amount of such liability could be material. We are currently incurring costs with respect to the investigation into the presence of hazardous materials at certain properties. Some of these costs are being incurred under the federal Comprehensive Environmental Response, Compensation and Liability Act and analogous state laws. We have recorded reserves at December 31, 2001 of approximately $1.3 million to cover costs and liabilities with respect to sites with known investigation or remediation obligations. However, we cannot assure you that such costs and liabilities will not exceed the amount of our current reserves. We may in the future incur costs for the investigation, monitoring or remediation of contaminated property, which could have a material adverse effect on our business and cash flow.

        We are subject to certain risks associated with our foreign operations which, over time, could harm our net sales and profitability

        We have international operations in Brazil, Canada and Mexico. While in 2001 foreign operations represented less than 4% of our net sales, we expect our foreign net sales to increase in the future as we expand our, and our OEM customers expand their, foreign operations. Certain risks are inherent in foreign operations, including general economic and political conditions in countries where we operate. In addition, we may find it difficult to manage a large organization spread throughout various countries and to comply with foreign laws and regulations. Also, in the future OEMs may not expand in countries where we are located. The occurrence of any of the foregoing risks could have a significant effect on our current and future foreign operations and, as a result, on our net sales, net income and cash flow.

Risks Related to Our Common Stock and This Offering

        The price of our stock may be subject to volatility, which may make it more difficult to realize a gain on your investment in our common stock

        Various factors, such as general economic conditions and changes or volatility in the financial markets, announcements or significant developments with respect to the automotive industry, actual or anticipated variations in our quarterly or annual financial results, or the introduction of new products or technologies by us or by our competitors could cause the market price of our common stock to fluctuate substantially. In addition, the market price of our common stock could fluctuate substantially due to changes in other conditions or trends in our industry or in the markets of any of our significant customers, changes in governmental regulation or changes in securities analysts' estimates of our future performance or that of our competitors or our industry.

        Our stock price may be significantly adversely affected if additional shares are sold

        Sales of substantial amounts of our common stock in the public market after the completion of this offering, or the perception that these sales could occur, could significantly adversely affect the market price of our common stock and could materially impair our future ability to raise capital through offerings of our common stock. An aggregate of                          shares of common stock will be outstanding after this offering. Of these, the                         shares offered by this prospectus will be freely tradable without restriction or further registration, except to the extent that they are purchased by our affiliates. In connection with this offering, our officers, directors and all of our existing stockholders, warrant holders and option holders, who together hold                     shares of our common stock, have entered into the lock-up agreements described in "Underwriting."

        Pursuant to a shareholder's agreement with certain of our existing stockholders, each party thereto has demand rights to cause us to file, at our expense, a registration statement under the Securities Act covering resales of their shares. These parties also have piggy back registration rights with respect to such shares. These shares will represent approximately    % of our outstanding common stock after the offering. All holders with registration rights have agreed not to exercise their registration rights prior to the end of the 180 day period following the date of this prospectus without the prior written consent of Credit Suisse First Boston Corporation. Following this 180 day period, these shares may also be sold under Rule 144 of the Securities Act, depending on their holding period and subject to significant restrictions in the case of shares held by persons deemed to be our affiliates.

        In addition, after this offering, we also intend to register                         shares of common stock for issuance under our stock option plans. As of June 30, 2002, options to purchase 9,876.4947 shares of common stock were issued and outstanding, of which options to purchase 1,975.2989 shares were vested.

        We cannot predict what effect, if any, market sales of shares held by any stockholder or the availability of these shares for future sale will have on the market price of our common stock. See

"Shares Eligible for Future Sale" for a more detailed description of the restrictions on selling shares of our common stock after this offering.

        The initial public offering price is significantly higher than the book value of our common stock, and you will experience immediate and substantial dilution in the book value of your investment

        Prior investors paid a lower per share price than the price in this offering. The initial public offering price is substantially higher than the net book value per share of the outstanding common stock immediately after this offering. Accordingly, if you purchase common stock in this offering, you will incur immediate and substantial dilution of $                        per share. See "Dilution" for a discussion of dilution that you will experience in this offering.

        The anti-takeover effect of certain charter, by-law and statutory provisions may delay or prevent a change in control of our company; we may not be able to consummate a transaction that our stockholders consider favorable

        Our certificate of incorporation and by-laws that will be in effect upon the closing of this offering will contain provisions that will:

  •
  permit us to issue so-called "blank check" preferred stock under charter provisions that generally permit the directors to set the terms of such stock;

  •
  limit the filling of board vacancies to the remaining directors; and

  •
  limit stockholders' ability to call special meetings.

        We will be subject to Section 203 of the Delaware General Corporation Law, or DGCL, which restricts us from engaging in certain business combinations with "interested stockholders." The application of the provisions of Section 203 of the DGCL and the provisions of our certificate of incorporation and by-laws noted above may adversely affect the marketability of the common stock by discouraging potential investors from acquiring our common stock. In addition, these provisions could make more difficult a merger, tender offer or proxy contest involving us, or impede an attempt to acquire a significant or controlling interest in us, even if such events might be beneficial to us and our stockholders. See "Description of Capital Stock" for a summary discussion of the anti-takeover effects of Section 203 of the DGCL and certain provisions of our certificate of incorporation and by-laws.

        Existing stockholders will continue to have substantial control over us after this offering, which could delay or prevent a change in our corporate control or permit them to effect a change of control, and otherwise significantly adversely affect your investment

        After the completion of this offering and assuming the exercise of outstanding warrants held by our current institutional investors, these investors will, in the aggregate, beneficially own approximately            % of our outstanding shares after this offering, or            % if the underwriters' over-allotment option is exercised in full. As a result, these stockholders, if acting together, will be able to control, or acting independently will be able to substantially influence, the outcome of all matters requiring approval by our stockholders, including the election of directors and approval of significant corporate transactions. This ability may have the effect of delaying or preventing a change in control, or causing a change in control that may not be favored by our other stockholders. In addition, the interests of these stockholders may differ from your interests in other respects. See "Security Ownership of Certain Beneficial Owners and Management" for a discussion of the ownership of our securities by certain of our existing stockholders.

FORWARD-LOOKING STATEMENTS

        This prospectus contains forward-looking statements that are subject to a number of risks and uncertainties, many of which are beyond our control, which may include statements about:

  •
  our liquidity and capital expenditures;

  •
  our debt levels and ability to obtain financing and service debt;

  •
  competitive pressures and trends in the automotive supplier industry;

  •
  pricing pressures from our customers and vendors;

  •
  changes in consumer debt levels;

  •
  work stoppages;

  •
  unanticipated downturns in the financial condition of, or business relationship with, our customers or suppliers;

  •
  cyclicality and seasonality of the automotive market;

  •
  uncertainty regarding our future operating results;

  •
  uncertainty concerning availability of existing net operating losses for income tax purposes and possible further impairment of goodwill;

  •
  prevailing levels of interest rates;

  •
  customer recall and warranty claims;

  •
  plans, objectives, expectations and intentions contained in this prospectus that are not historical;

  •
  product liability and litigation issues;

  •
  our reliance on major customers and selected models;

  •
  obtaining new business on new and redesigned models;

  •
  the ability to achieve the anticipated volume of production and sales from new and planned vehicle programs;

  •
  the introduction of competing products or technologies by our competitors;

  •
  general economic or business conditions affecting the automotive industry (which is dependent on consumer spending), either nationally or regionally, being less favorable than expected;

  •
  implementation of or changes in the laws, regulations or policies governing the automotive industry that could negatively affect the automotive supplier industry;

  •
  our ability to attract and retain skilled associates with high-level technical competencies;

  •
  the impact of any additional terrorist attacks, which could result in reduced automotive production and disruptions to the transportation system; and

  •
  customer preferences for the types of vehicles for which we currently manufacture products or plan to manufacture products.

        All statements, other than statements of historical fact, included in this prospectus, including those regarding our awarded business, strategy, future operations, financial position, net sales, projected costs, prospects, plans and objectives of management are forward-looking statements. When used in this prospectus, the words "will," "believe," "could," "may," "should," "anticipate," "intend," "estimate," "expect," "project" and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words.

        All forward-looking statements speak only as of the date of this prospectus. We undertake no obligation to update beyond that required by law any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events.

        You should not place undue reliance on these forward-looking statements. Although we believe that our plans, intentions and expectations reflected in or suggested by the forward-looking statements we make in this prospectus, and statements regarding expectations for awarded business are reasonable, we can give no assurance that these plans, intentions, expectations or awarded business will be achieved. We disclose important factors that could cause our actual results to differ materially from our expectations under "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and elsewhere in this prospectus.

        The foregoing statements qualify all forward-looking statements attributable to us.

DILUTION

        At June 30, 2002, our pro forma net tangible book value was $     million, or $    per share of common stock after giving effect to our reincorporation in Delaware and the exchange of each currently outstanding share of common stock of our existing corporation for             shares of the common stock of the newly formed Delaware corporation. Pro forma net tangible book value per share represents the amount of our total tangible assets, less our total liabilities, divided by the pro forma number of shares of common stock outstanding. Dilution in pro forma net tangible book value per share represents the difference between the amount per share paid by investors in this offering and the pro forma net tangible book value per share of our common stock immediately after this offering. After giving effect to our reincorporation in Delaware and the exchange of each currently outstanding share of common stock of our existing corporation for             shares of the common stock of the newly formed Delaware corporation, consummation of this offering, based upon an assumed initial public offering price of $    per share, the midpoint of the range set forth on the cover page of this prospectus, the issuance of             shares of our common stock upon the exercise of certain outstanding warrants with an aggregate exercise price of approximately $40 million, the concurrent note offering and the replacement of our existing senior credit facility, and the application of proceeds to the reduction of our indebtedness, our pro forma as adjusted net tangible book value as of June 30, 2002 would have been approximately $             million, or $    per share of common stock. This represents an immediate increase in pro forma net tangible book value to existing stockholders of $    per share and an immediate dilution to new investors in this offering of $            per share. The following table illustrates the per share dilution in pro forma as adjusted net tangible book value to new investors:

Assumed initial public offering price per share		$
Pro forma net tangible book value per share as of June 30, 2002	$
Increase in pro forma net tangible book value per share attributable to new investors

Pro forma as adjusted net tangible book value per share as of June 30, 2002 after giving effect to our reincorporation in Delaware and the exchange of each currently outstanding share of common stock of our existing corporation for shares of the common stock of the newly formed Delaware corporation, this offering and the concurrent note offering, the assumed exercise of warrants to purchase shares of our common stock, and the replacement of our existing senior credit facility simultaneously with the closing of this offering and the application of proceeds

Pro forma as adjusted net tangible book value dilution per share to new investors		$

        Assuming this offering had occurred on June 30, 2002, the following table summarizes the differences between the number of shares of common stock purchased, or to be purchased, from us, the aggregate cash consideration paid or to be paid, to us and the average price per share paid by existing stockholders since our inception and new investors purchasing shares of common stock in this offering. The calculation below is based on an offering price of $                  per share, the midpoint of the price range set forth on the cover page of this prospectus, before deducting estimated underwriting and offering expenses payable by us:

	Shares Purchased			Total Consideration
Average Price Per Share
	Number	Percent		Amount	Percent
Existing stockholders			%	$		%	$
New public investors

Total			%	$		%

USE OF PROCEEDS

        We expect to receive $150 million in gross proceeds from the sale of shares of our common stock in this offering based on the sale of              shares at an assumed initial public offering price of $    per share, the midpoint of the price range set forth on the cover page of this prospectus. The net proceeds from this offering are estimated to be approximately $             million, or approximately $            if the underwriters exercise their over-allotment option in full, after deductions of the estimated underwriting discounts and commissions and estimated offering expenses. We estimate that our expenses in connection with this offering will total approximately $            . See "Underwriting" for a discussion of underwriting terms and expenses.

        In addition, simultaneously with the consummation of this offering, we intend to consummate the concurrent note offering and to replace our existing senior credit facility with a new senior credit facility. The net proceeds from these refinancing transactions are expected to be $                        , after deductions of related discounts and commissions and estimated offering expenses.

        We expect to apply the net proceeds from this offering, the concurrent note offering and the replacement of our existing senior credit facility in the following priority:

  •
  approximately $395 million to repay term loans and revolving loans, if any, under our existing credit facility;

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  approximately $625,000 to pay our deferred financing fee obligations to Bank of America, N.A.;

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  approximately $93 million to repay Series A1 Subordinated Notes, accrued interest thereon and a prepayment premium;

  •
  approximately $35 million to repay Series A2 Subordinated Notes, accrued interest thereon and a prepayment premium;

  •
  approximately $10 million to repay accrued interest and a prepayment premium with respect to Series B1 and Series B2 Subordinated Notes, the approximately $40 million principal balance of which Notes is expected to be tendered by the holders thereof in order to exercise warrants to purchase 116,002.8811 shares of common stock;

  •
  approximately $19 million to repay an installment note and accrued interest thereon;

  •
  approximately $1 million to pay our accrued and unpaid obligations to Windward Capital Partners, L.P.;

  •
  approximately $6.5 million to terminate the interest rate swap agreement; and

  •
  general corporate purposes.

        Our existing senior credit facility includes a Tranche A Term Loan Facility in the amount of approximately $173 million and a Tranche B Term Loan Facility in the amount of approximately $222 million. The Tranche A loans are to be repaid in scheduled quarterly installments with a scheduled final maturity date of June 30, 2006. The Tranche B loans are to be repaid in scheduled quarterly installments with a scheduled final maturity date of December 31, 2006. As of June 30, we are paying interest at a rate of 5.11% and 6.11% per annum, respectively, on the Tranche A Term Loan Facility and the Tranche B Term Loan Facility.

        Each of the Subordinated Notes has a scheduled final maturity date of March 29, 2007. Series A1 Subordinated Notes bear interest at 12.125% and Series A2 Subordinated Notes bear interest at 13.00%. The Series B1 Subordinated Notes bear interest at 12.125% and the Series B2 Subordinated Notes bear interest at 13.00%. Prior to this offering, all interest on the Series A1, A2, B1 and B2 subordinated notes was payable annually in the form of additional notes.

        The scheduled final maturity date of the installment note is March 29, 2007. The interest rate is 12.36% per annum and, as of the date hereof, all interest is payable annually in the form of additional notes.

DIVIDEND POLICY

        We have not in the past paid, and do not expect for the foreseeable future to pay dividends on our common stock. Instead, we anticipate that all of our earnings in the foreseeable future will be used in the operation and growth of our business. The payment of dividends by us to holders of our common stock is prohibited by our existing senior credit facility, is expected to be restricted by our new senior credit facility and is limited by the indenture governing our subordinated notes and the indenture expected to govern the notes to be offered in the concurrent note offering. Any future determination to pay dividends will be at the discretion of our board of directors and will depend upon, among other factors, our results of operations, financial condition, capital requirements and contractual restrictions.

CAPITALIZATION

        The following table sets forth our capitalization as of June 30, 2002 on an actual basis and on a pro forma basis. This table should be read in conjunction with the "Selected Consolidated Financial and Other Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements included elsewhere in this prospectus.

	As of June 30, 2002
	Actual	Pro Forma(1)
	(in thousands, except share data)
Short-term debt (including current portion of long-term debt)	$13,482	$

Long-term debt, less current portion	486,384
Shareholders' equity:
Common stock, $.01 par value, 250,000 shares authorized and 116 shares issued and outstanding, actual; and $.01 par value, shares authorized and shares issued and outstanding, pro forma
Preferred stock, $1 par value, 100,000 shares authorized and 0 shares issued and outstanding, actual; and $.01 par value, shares authorized and shares issued and outstanding, pro forma	—		—
Paid-in capital	227,098
Other	1,100
Accumulated deficit	(337,895)
Accumulated other comprehensive loss	(10,702)

Total shareholders' equity (deficit)	(120,399)

Total capitalization	$379,467	$

(1)
The "Pro Forma" column reflects our reincorporation in Delaware and the exchange of each currently outstanding share of common stock of our existing corporation for            shares of the common stock of the newly formed Delaware corporation, the sale of             shares of our common stock in this offering, the consummation of the concurrent note offering and the replacement of our existing senior credit facility described elsewhere herein, the exercise of warrants for 116,002.8811 shares of common stock of our existing corporation immediately prior to closing of this offering, the application of the estimated net proceeds from these transactions, and the charge for the write-off of deferred costs associated with debt that will be extinguished, as described under the caption "Use of Proceeds" as if such transactions were completed on June 30, 2002.

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

        The selected consolidated financial and other data presented below for and as of the end of each of the years ended December 31, 1998, 1999, 2000, 2001 are derived from our consolidated financial statements, which have been audited by PricewaterhouseCoopers LLP, independent public accountants. The consolidated financial statements at December 31, 2000 and 2001 and for each of the three years in the period ended December 31, 2001, the report of independent public accountants thereon and our unaudited, consolidated financial statements as of and for the six months ended June 30, 2002 and 2001 are included elsewhere in this prospectus. The selected historical consolidated financial data for and as of the six months ended June 30, 2002 and 2001 have been derived from our unaudited interim financial statements and include, in the opinion of management, all adjustments necessary for a fair presentation of our financial position and operating results for those periods and as of those dates. Our results for interim periods are not necessarily indicative of our results for a full year's operations. The selected consolidated financial and other data below should be read in conjunction with our consolidated financial statements and the notes thereto included elsewhere in this prospectus and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

	Years Ended December 31,						Six Months Ended June 30,
	1997(1)	1998	1999	2000	2001	Pro Forma 2001(2)	2001	2002	Pro Forma 2002(2)
	(in thousands, except share and per share data)
Statement of Operations Data(3):
Net sales	$294,679	$329,048	$468,346	$803,136	$976,755	$	$508,255	$538,485	$
Cost of sales	258,536	286,938	397,061	722,570	909,756		478,156	491,617

Gross profit	36,143	42,110	71,285	80,566	66,999		30,099	46,868
Selling, general and administrative	12,847	15,683	21,792	33,159	39,403		20,658	21,749
Amortization expense	685	1,343	5,764	12,672	17,971		8,797	796

Income from operations	22,611	25,084	43,729	34,735	9,625		644	24,323

Other income (expense):
Equity in income of affiliate	—	71	283	232	145		126	36
Interest expense	(10,772)	(13,484)	(24,732)	(50,389)	(68,520)		(33,808)	(32,961)
(Loss) gain on extinguishment of debt	—	—	—	(615)	29,459		29,459	—
(Loss) gain on disposal of fixed assets	—	—	—	—	(970)		180	(1,693)
Other (expense) income	(3,798)	1,162	523	(27)	(214)		37	(265)
Income tax expense (benefit)	3,947	4,146	9,436	(4,079)	26,558		16,202	(4,002)

Income (loss) before cumulative effect of change in accounting principle	4,094	8,687	10,367	(11,985)	(57,033)		(19,564)	(6,558)
Cumulative effect of change in accounting principle, net of related tax of $42.1 million, impairment of goodwill	—	—	—	—	—		—	(218,271)

Net income (loss)	$4,094	$8,687	$10,367	$(11,985)	$(57,033)	$	$(19,564)	$(224,289)	$

Earnings (loss) per share(4):
Basic before cumulative effect of change in accounting principle
Cumulative effect of change in accounting principle
Basic after cumulative effect of change in accounting principle
Diluted before cumulative effect of change in accounting principle
Cumulative effect of change in accounting principle
Diluted after cumulative effect of change in accounting principle
Weighted average common shares outstanding(4):
Basic
Diluted

	At December 31,					At June 30,
	1997(1)	1998	1999	2000	2001	2001	2002	Pro Forma 2002(2)
Balance Sheet Data:
Working capital (deficit)	$23,789	$(7,747)	$28,923	$103,723	$89,493	$90,221	$50,933	$
Cash	1,808	3,294	6,061	1,187	784	137	1,255
Total assets	123,115	180,560	432,271	991,018	920,430	971,677	613,988
Total debt	114,170	148,268	294,983	562,347	524,907	518,082	499,866
Redeemable preferred stock	—	—	645	1,721	—	—	—
Shareholders' equity	(29,401)	(19,896)	45,964	131,190	100,482	144,506	(120,399)
	Years Ended December 31,						Six Months Ended June 30,
	1997(1)	1998	1999	2000	2001	Pro Forma 2001(2)	2001	2002	Pro Forma 2002(2)
Other Data:
Net Cash provided by (used for):
Operating activities	$11,840	$15,395	$23,958	$35,902	$11,470	$	$3,530	$61,338	$
Investing activities	(7,316)	(47,232)	(217,425)	(391,280)	(23,463)		(12,826)	(13,526)
Financing activities	(4,873)	33,323	196,234	350,504	11,590		8,246	(47,341)
EBITDA(5)	36,875	37,787	64,571	79,575	78,698		35,462	56,118
Depreciation and amortization	14,264	12,703	20,842	44,840	69,073		34,818	31,795
Capital expenditures, net	7,316	12,763	33,108	54,811	35,535		14,271	13,898

(1)
In 1997, we changed our fiscal year end from August 31 to December 31. Accordingly, the unaudited financial information presented for 1997 reflects a twelve month period ending December 31, 1997. Our actual 1997 fiscal year ended on August 31, 1997 and the period from August 31, 1997 through December 31, 1997 was an interim period.

(2)
The pro forma data give effect to our reincorporation in Delaware and the exchange of each currently outstanding share of common stock of our existing corporation for            shares of the common stock of the newly formed Delaware corporation, the sale of             shares of our common stock in this offering, the consummation of the concurrent note offering and the replacement of our existing senior credit facility described elsewhere herein, the exercise of warrants to purchase 116,002.8811 shares of common stock of our existing corporation immediately prior to the closing of this offering and the application of the estimated net proceeds therefrom as described under the caption "Use of Proceeds" as if such transactions were completed at the beginning of the period presented. Adjustments include the elimination of $             million of interest expense associated with the debt repaid using the net proceeds of this offering and the related charge for the write-off of deferred costs associated with the debt that will be extinguished. The pro forma financial data does not purport to represent what our results of operations actually would have been if this offering had occurred as of the dates indicated or what our results will be in any future period.

(3)
We acquired: (a) substantially all of the manufacturing assets and 49% of the capital stock of Lorro on October 14, 1998, (b) the common stock of Lescoa on May 25, 1999, (c) a Kansas City, Kansas plant and certain other assets from SAI on August 31, 1999, and (d) substantially all of the assets of Cambridge on July 14, 2000. The results of operations of these acquired businesses have been included in our consolidated financial statements since their respective dates of acquisition. Our results of operations for periods prior to these acquisitions may not be comparable to our results of operations for subsequent periods.

(4)
Earnings (loss) per share and weighted average common shares outstanding were determined for the periods presented assuming our reincorporation in Delaware and the exchange of each currently outstanding share of common stock of our existing corporation for           shares of the common stock of the newly formed Delaware corporation.

(5)
"EBITDA" is income from operations plus depreciation and amortization expense. EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations as determined by generally accepted accounting principles, and our calculation thereof may not be comparable to that reported by other companies. We, however, believe it is generally accepted that EBITDA provides useful information regarding a company's ability to service and/or incur indebtedness. This belief is based on our negotiations with our lenders who have indicated that the amount of indebtedness we will be permitted to incur will be based, in part, on our EBITDA. EBITDA does not take into account our working capital requirements, debt service requirements and other commitments and, accordingly, is not necessarily indicative of amounts that may be available for discretionary use.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

        You should read the following discussion in conjunction with the "Selected Consolidated Financial and Other Data" section of this prospectus and our consolidated financial statements and the notes to those statements included elsewhere in this prospectus. The forward-looking statements in this discussion regarding the automotive supply industry, our expectations regarding our future performance, liquidity and capital resources and other non-historical statements in this discussion include numerous risks and uncertainties, as described in the "Risk Factors" and "Forward-Looking Statements" sections of this prospectus. Our actual results may differ materially from those contained in any forward-looking statements.

Overview

        We are a Tier 1 supplier to the North American automotive industry of front and rear end modules, bumper systems, exterior composite plastic modules, exterior structural components, interior components and modules and exterior lighting components. We supply parts for light trucks, sport utility vehicles and passenger cars produced by GM, Ford and DaimlerChrysler. In addition, we currently supply and are expanding our relationships with other automobile manufacturers, including Toyota, Honda, Subaru, Mazda and Mitsubishi. We also supply parts for the heavy truck industry. Our net sales have increased from $294.7 million in 1997 to $976.8 million in 2001. In 1997, income from operations and net income were $22.6 million and $4.1 million, respectively. In 2001, income from operations and net loss were $9.6 million and $57.0 million, respectively. Over the same period, our EBITDA increased 113% from $36.9 million to $78.7 million. For the six months ended June 30, 2001, net sales and net loss were $508.3 million and $19.6 million, respectively, compared to net sales and loss before cumulative effect of change in accounting principle of $538.5 million and $6.6 million, respectively, for the six months ended June 30, 2002. Over the same period, income from operations increased from $0.6 million to $24.3 million and EBITDA increased 58%, from $35.5 million to $56.1 million. See "Summary Consolidated Financial and Other Data," note 5, for our definition of EBITDA.

Corporate History and Acquisitions

        Founded in 1978, our predecessor, American Bumper & Mfg. Co., was a supplier of stamped steel bumpers and roll formed reinforcement beams primarily to Ford. On April 30, 1997, investors led by Windward Capital acquired approximately 74% of the outstanding capital stock of American Bumper through a leveraged recapitalization. Since 1997, we have completed the acquisition and integration of the following four businesses:

        Lorro.    In October 1998, we purchased substantially all of the manufacturing assets of, and a 49% interest in, Lorro, a minority owned supplier, for $35.9 million, which provided us with the capability of manufacturing bumper energy absorbers and other impact components. We also entered into an exclusive manufacturing agreement with Lorro pursuant to which Lorro is required to purchase all of its foam products for automobiles from us.

        Lescoa.    In May 1999, we expanded our product offering to include interior and lighting components with the purchase of all of the outstanding stock of Lescoa for $184.3 million. This acquisition provided us with critical plastics capability and knowledge along with strong customer relationships primarily with GM and DaimlerChrysler.

        SAI.    In August 1999, we acquired a Kansas City, Kansas plant and certain other assets from SAI for $12.0 million. This acquisition expanded our fascia production capabilities.

        Cambridge.    In July 2000, we acquired, for $337.0 million, substantially all the assets of Cambridge, enabling us to become a leader in exterior composite plastic modules and components.

Awarded Business

        We typically enter into arrangements with our customers that provide for supplying the customer's requirements for a particular vehicle platform or model, rather than for manufacturing a specific quantity of products, and that typically have a duration equal to the life of the platform or model, usually three to five years. These arrangements do not require the purchase by the customer of any minimum number of products and may be terminated by the customers in their sole discretion at any time, subject to reimbursement of certain costs. In addition, the tooling that we use to produce the products we supply to our customers is typically owned by the customers and may be transferred to a successor supplier. While our customers have this contractual right of termination and title to the tooling, in order to avoid disruption in production cycles, typically they will not exercise this right of termination unless there are significant performance or cost issues that remain unresolved for a period of time. As a result of the length of the process to obtain these awards of business from our customers, a significant portion of our annual sales are generated pursuant to arrangements entered into about two to five years before the revenues related to such arrangements begin to be realized.

        We generally compete for new OEM business at the beginning of the development of new vehicle programs and upon the redesign of existing vehicle models. The Tier 1 sourcing process for vehicle programs, which varies by OEM, is typically initiated when an OEM seeks requests for quotations from several suppliers, generally three to six years before anticipated vehicle production. Based on these quotations, OEMs then select and work with a supplier on specific component design and development projects related to the new vehicle program. At varying points during this process, OEMs may issue purchase orders, letters of intent, statements of work, prototype purchase orders, letters of authorization or other representations to the supplier that, based on the supplier's quotation and subject to a number of conditions established by the OEM, the OEM intends to award specific business relating to the vehicle program to the supplier. By the time the design and development of the vehicle program is nearly complete, the OEM will typically have evaluated the supplier's performance to date and its ability to meet the OEM's specific production and service requirements. While OEMs typically award to a supplier the business of supplying all of a particular product or module required for the production life of a platform, the OEMs only make orders for specific quantities of products or modules by issuing releases to suppliers on a periodic basis, generally weekly, which can be terminated prior to shipment with varying degrees of penalty based on the proximity of cancellation to a specific delivery date. Accordingly, consistent with this industry practice, we do not have a significant backlog of firm orders at any particular time.

        As of June 30, 2002, we have been awarded business that we believe, based on our current expectations of program volumes, pricing and product and option mix, will represent approximately $4.7 billion in aggregate net sales over the five-year period commencing on January 1, 2003 and ending on December 31, 2007, comprised of $1,143 million in 2003, $1,088 million in 2004, $938 million in 2005, $771 million in 2006 and $755 million in 2007. In calculating our awarded business, we have made various assumptions and estimates regarding, among other things, the volume of vehicles, the number of models and specific vehicle options to be produced, the timing of vehicle production, and product pricing based on internally generated data, OEM requests for quotations that set forth projected production volumes and the expected timing of production, and other information, including information concerning actual and forecasted production, sales and inventory levels which is published from time to time by the OEMs, industry analysts and trade publications and other sources. In addition, we have generally assumed that we will retain business upon minor and major refreshenings when vehicle models for which we supply parts are updated. While we believe our assumptions concerning awarded business to be reasonable and the methodology by which we track our awarded business to be appropriate and consistent with industry practice, we continuously evaluate and from time to time make modifications to our assumptions, as appropriate. Awarded business is not the same as contractual backlog, and we cannot assure you that we will in fact realize any specific amount of revenues with respect to our awarded business because the realization of revenues from our awarded business remains in all cases subject to a number of important risks and uncertainties beyond our control. The factors that may affect the realization of sales based on awarded business, include:

  •
  consumer demand for new vehicles;

  •
  the timing of vehicle production;

  •
  the volume of vehicles, number of models and specific vehicle options actually produced by the OEM;

  •
  the determination by the OEM to delay or cancel a particular vehicle program for which it has sourced business with us or to change the option mix within the program;

  •
  the OEM's contractual right to replace us throughout the duration of the contract for a variety of reasons, including if we do not remain competitive in terms of quality, service, design, technology and, in certain circumstances, price;

  •
  the OEM's contractual right to terminate the contract altogether; although this right varies by contract, some contracts, generally shorter-term purchase orders, are terminable by the OEM at any time for any reason;

  •
  work stoppages or other labor issues affecting us, our customers or suppliers;

  •
  the OEM's decision to redesign a vehicle model and not to select us to supply any or all of the same parts we were providing on the previous vehicle model; and

  •
  product pricing, including price reductions on existing contracts negotiated in connection with the OEMs sourcing of new business with us.

Consequently, we cannot assure you that this awarded business will actually result in firm orders from or sales to our customers. Although we may from time to time in the future disclose our estimates of awarded business as of future dates, we do not undertake to update the estimates of awarded business set forth in this prospectus due to changes after the date of this prospectus.

Net Sales and Cost of Goods Sold

        We derive substantially all of our net sales from automotive OEMs and other Tier 1 suppliers. The automotive industry is highly cyclical and dependent upon consumer spending. During the third and fourth quarters of 2000, OEMs reduced production levels in response to a decline in consumer demand. This decline continued throughout 2001. Overall, North American automotive and light truck production decreased approximately 9.7% in 2001 as compared to 2000 and the heavy truck business decreased approximately 31.7% as compared to 2000 business. In addition, according to Automotive News, from 2000 to 2001, the light truck market share of our principal customers, GM, Ford and DaimlerChrysler, decreased by 2 percentage points from 80% in 2000 to 78% in 2001. This downturn adversely affected our net sales, net income and cash flow during this period. In recent months, the production levels of OEMs have increased as market conditions have improved. According to Autodata, North American automotive production increased approximately 4.7% in the first six months of 2002 as compared to the first six months of 2001.

        Our industry is characterized by substantial and continuing pressure from OEMs to reduce the costs that they pay to suppliers such as us. The price decreases which OEMs seek under production arrangements with suppliers have generally been in the 1% to 5% range annually. In certain instances we have agreed to annual price reductions, and we are involved in ongoing negotiations with OEMs with respect to price reductions for other programs. We attempt to manage such downward pricing pressure, while trying to preserve our business relationships with our customers, by seeking to reduce our production costs through various measures, including through purchasing raw materials and components at lower prices and implementing more cost effective process improvements.

        We proactively seek new vehicle programs with our OEM customers. Such new vehicle programs require significant up-front investment and capital expenditures for design and tooling. As OEMs have looked to suppliers to bear increasing responsibility for the design, engineering and manufacture of automotive systems, they have increasingly shifted the financial risk associated with those responsibilities to the suppliers as well. This trend is likely to continue. We incur substantial costs and make substantial capital expenditures for new program awards based upon estimates of production volumes. While we attempt to recover such costs and capital expenditures by appropriately pricing our products, the prices of our products are based in part upon planned production volumes. If the actual production of certain vehicle models is significantly less than planned, we may be unable to recover such costs. In addition, because a portion of our overall costs are fixed, declines in our customers' production levels can adversely affect our profitability even if our up-front investments and capital expenditures are recovered. Our arrangements with our customers require us to supply products at predetermined prices that may decline over time. The costs that we incur to fulfill customer orders may vary from our initial estimates due to a number of factors, including changes in the costs of labor, components or raw materials.

        We recognize revenue from product sales net of estimated returns and allowances, at the time of shipment and transfer of title to the customer. We recognize any gain or loss from reimbursable tooling services as part of cost of sales when the projects are complete. All non reimbursable costs for research, development and pre-production engineering are expensed as incurred. We participate in accelerated payment programs with our major customers. Payments made to us under these programs are discounted based on the number of days of payment acceleration, and such discounts are reflected as a reduction of our net sales.

Recent Strategic and Operating Initiatives

        To respond to recent trends and developments in the automotive industry and to complete the integration of our acquisitions, we have focused on improving the efficiency of our operations. We are in the second year of implementation of a program we refer to as the Meridian Business System, or "MBS", a cost-saving manufacturing process based in part on the Toyota Production System. We have identified five model plants to begin the full implementation of MBS during 2002 including Ionia and Grand Rapids, Michigan; Lenoir, North Carolina; Grabill, Indiana; and Brantford, Ontario, Canada. As each of these plants undertakes an initiative for improvement, other plants are actively involved in the process to help facilitate the implementation of MBS throughout the organization. We expect to introduce MBS at each of our facilities over the next several years. MBS is intended to build consistency into our production process by providing a mechanism to measure our results, benchmark our goals and monitor our progress. We expect that the implementation of MBS will assist us in ensuring accountability at every stage of production, allowing us to better meet our customers' expectations of quality, delivery, innovation and cost. MBS encourages the full participation of all associates, management, suppliers and customers in tracking systems that measure and drive improvement in total operating performance. The implementation of MBS has resulted in numerous process changes, which have yielded significant productivity and cost improvements at the plants where implemented. We intend to remain focused on optimizing our operating efficiencies by:

  •
  lowering our cost of production through standardizing and automating our manufacturing processes, investing in technologically-advanced equipment, and improving product flow;

  •
  eliminating redundancies and optimizing labor costs; and

  •
  reducing our material costs through volume purchasing and product design re-engineering.

        As part of this process, during 2000 and 2001, we closed, sold or idled 12 facilities. In addition, we reduced our associate levels approximately 25% from approximately 7,900 in July 2000 to approximately 5,900 in June 2002. As a result, we have increased our sales per associate from $161,500 for the year 2000 to an annualized $179,900 during the six months ended June 30, 2002. Our EBITDA margin has improved from 8.1% for the year 2001 to 10.4% during the six months ended June 30, 2002. Our defective parts per million, or "PPM," performance has improved at Ford on stamped steel bumpers, an original American Bumper product line, from approximately 3,000 PPM in 1996 to 31 PPM in 2001 and 19 PPM during the six months ended June 30, 2002. We believe that our current operating initiatives, when combined with our new business awards, will enable us to continue our growth and to improve profitability.

Impairment of Intangible Assets

        In June 2001, the FASB issued Statement of Financial Accounting Standards No. 142 (SFAS No. 142), "Goodwill and Other Intangible Assets," which requires goodwill to be subject to an annual impairment test, or more frequently if certain indicators arise, and also eliminates goodwill amortization. Effective January 1, 2002, we adopted SFAS No. 142.

        As required by this standard, we reviewed the fair value of our company as determined by an independent valuation firm and accordingly, we recorded an impairment loss of $260.4 million on goodwill, $218.3 million net of tax, as a cumulative effect of a change in accounting principle in the first quarter of 2002. After the impairment loss, we will continue to carry $13.1 million in goodwill that will still be subject to future impairment reviews. We had recorded approximately $14.7 million of goodwill amortization during 2001 and would have recorded approximately $14.4 million of goodwill amortization in 2002.

        We obtained an independent valuation as of December 31, 2001 that estimated the value of our debt and equity. We allocated the value of the equity among our operating segments according to their relative estimated future cash flows for 2002. We also identified separable other intangible assets included in the goodwill recorded for the purchases of Cambridge, Lescoa and Lorro and obtained independent valuations thereof. These amounts were used to determine the residual value attributable to our goodwill. Any excess of the recorded goodwill over its attributed fair value was deemed to be impaired and charged to cumulative effect of a change in accounting principle at June 30, 2002. The remaining goodwill totaled $13.1 million related to the acquisition of Lorro.

        Up to and including December 31, 2001, we followed the guidance provided in SFAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." This standard of accounting required periodic reviews of intangible assets, including goodwill, for impairment, but the related computations differed significantly from those used in following SFAS 142. The test for impairment under SFAS 121 compared the total of undiscounted future cash flows from the operations of an entity to the amount of intangible assets, including goodwill, recorded on that entity's balance sheet. We recorded no impairment under SFAS 121 through and including December 31, 2001.

Results of Operations

        The following table sets forth certain income statement data expressed as a percentage of our net sales for the years and periods indicated:

	Year Ended December 31,			Six Months Ended June 30,
	1999	2000	2001	2001	2002
				(unaudited)
Net sales(1)	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of sales	84.8	90.0	93.1	94.1	91.3
Selling, general & administrative expenses	4.7	4.1	4.0	4.1	4.0
Amortization expense	1.2	1.6	1.8	1.7	0.1
Interest expense	5.3	6.3	7.0	6.7	6.1
Provision (benefit) for income taxes	2.0	(0.5)	2.7	3.2	(0.7)
Net income (loss) before cumulative effect of change in accounting principle, net of tax	2.2	(1.5)	(5.8)	(3.8)	(1.2)
Cumulative effect of change in accounting principle, net of tax	0.0	0.0	0.0	0.0	(40.5)
Net income (loss)	2.2	(1.5)	(5.8)	(3.8)	(41.7)
Cash flow provided by (used in) operations	5.1	4.5	1.2	0.7	11.4
EBITDA(2)	13.8	9.9	8.1	7.0	10.4

(1)
Net sales includes sales less billing adjustments and returns.

(2)
"EBITDA" is income from operations plus depreciation and amortization expense. EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations as determined by generally accepted accounting principles, and our calculation thereof may not be comparable to that reported by other companies. We, however, believe it is generally accepted that EBITDA provides useful information regarding a company's ability to service and/or incur indebtedness. This belief is based on our negotiations with our lenders who have indicated that the amount of indebtedness we will be permitted to incur will be based, in part, on our EBITDA. EBITDA does not take into account our working capital requirements, debt service requirements and other commitments and, accordingly, is not necessarily indicative of amounts that may be available for discretionary use.

Segment Information

        Certain of the financial information presented below is for our three segments for the periods presented. These segments are: Front and Rear End Modules, which includes bumpers, bumper systems and front and rear end modules; Exterior Composites, which includes various exterior composite parts; and Interiors and Exterior Lighting, which includes various interior parts and components and exterior lighting components.

        For additional financial information concerning our three segments, see note 18 to our December 31, 2001 consolidated financial statements and note 13 to our June 30, 2002 consolidated financial statements.

Comparison for the Six Months Ended June 30, 2002 to the Six Months Ended June 30, 2001

        Net Sales.    Net sales for six months ended June 30, 2002 were $538.5 million, which represents a $30.2 million, or 5.9%, increase, compared to $508.3 million for the six months ended June 30, 2001. Excluding the effect of the sale of our Ashley, Indiana facility in July 2001, our net sales increased $40.4 million, or 8.1%, from the previous year. The Ashley, Indiana facility, which produced exterior composite plastic parts primarily for the agriculture industry and which we acquired in connection with the Cambridge acquisition, contributed $10.2 million in net sales during the first half of 2001. This increase in net sales from continuing operations of 8.1% compares favorably to the North American car and light truck production build increase of 4.7% during the same period. Contributing to the net sales increase was the start-up of the 2003 Ford Expedition/Lincoln Navigator program and increased composite plastic fender sales to Ford for its F-Series trucks, attributable to the implementation of our ultra violet thermal hybrid sealer process. Increased shipments to support these programs contributed approximately $18.5 million and $16.2 million in net sales, respectively, for the six month period. We also generated sales from business that was awarded to us by Ford for three separate programs that was previously awarded to other suppliers, which generated additional net sales of approximately $7.1 million during this period. In addition, increases of approximately $6.5 million in net sales occurred during this period as a result of increased shipments of our mid and end gates used for GM's Avalanche and Escalade truck programs. We also experienced increases of approximately $7.5 million in net sales for floor consoles for GM's Escalade and Denali. These increases in net sales were partially offset by decreases of approximately $16.5 million relating to scheduled program terminations and approximately $11.5 million in standard OEM price reduction programs.

        Cost of Sales.    Cost of sales during the six months ended June 30, 2002 was $491.6 million, a 2.8% increase over the $478.2 million cost of sales during the six months ended June 30, 2001. Cost of sales as a percentage of net sales for the six months ended June 30, 2002 was 91.3%, compared to 94.1% for the six months ended June 30, 2001. Excluding one time charges of $2.6 million that were recorded for facility consolidation, cost of sales for the six month period ended June 30, 2002 would have been $489.0 million, or 90.8% of net sales. Overhead costs amounted to $169.2 million, or 31.4% of net sales, for the first six months in 2002, compared to $177.9 million, or 35.0% of net sales, for the prior six month period. Excluding the one time charge of $2.6 million described above, which was included in overhead costs, our overhead decreased to $166.6 million or 30.9% of net sales. The reduction in total overhead costs is attributable to a reduction in the number of associates, facility consolidations, reduction in production outsourcing and further implementation of MBS.

        Selling, General and Administrative Expenses.    Selling, general and administrative expenses increased to $21.7 million, or 4.0% of net sales, for the six months ended June 30, 2002, compared to $20.7 million, or 4.1% of net sales, for the six months ended June 30, 2001. The increase was due primarily to non-cash compensation expense of $1.1 million in 2002, in connection with our amended 2001 stock option plan and $0.4 million for an incentive compensation plan.

        Amortization Expense.    Amortization expense for the six months ended June 30, 2002 was $0.8 million, or 0.1% of net sales, compared to $8.8 million, or 1.7% of net sales, for the six months ended June 30, 2001. Our amortization expense during the six months ended June 30, 2002 consisted primarily of amortization of intangible assets with finite useful lives. This decrease was primarily a result of our adoption of SFAS No. 142, effective January 1, 2002, which requires goodwill to be subject to an annual impairment test and also eliminates goodwill and indefinite lived intangible asset amortization. See note 1 to our consolidated financial statements.

        Interest Expense.    Interest expense for the six months ended June 30, 2002 was $33.0 million, or 6.1% of net sales, compared to $33.8 million, or 6.7% of net sales, for the six months ended June 30, 2001. The decrease was due to lower interest rates on decreased average borrowings during the six months ended June 30, 2002 compared to interest rates on average borrowings during the six months ended June 30, 2001.

        Income Taxes.    The benefit for income taxes was $4.0 million for the six months ended June 30, 2002. The tax benefit during the six months ended June 30, 2002 was primarily the result of a new tax law that enabled us to apply our net operating loss to previous years in which we had taxable income. Excluding the effect of this new tax law, the provision for income taxes would have been $1.1 million for the six months ended June 30, 2002, translating into an effective rate of 10.4%. During the six month period ended June 30, 2001, the provision for income taxes was $16.2 million, an effective rate of 481.9%. The June 30, 2001 provision did not recognize approximately $12.4 million of net operating loss carryforward. The effective rates vary from the federal statutory rate principally as a result of state income taxes, foreign income taxes and non-deductible goodwill amortization.

        Net Loss.    Net loss for the six months ended June 30, 2002 was $224.8 million, or 41.7% of net sales, compared to $19.6 million or 3.8% of net sales for the six months ended June 30, 2001. Excluding the unfavorable impact of the cumulative effect of change in accounting principle of $218.3 million, net of related tax of $42.1 million relating to goodwill impairment, net loss would have been $6.6 million for the six months ended June 30, 2002, a reduction in net loss of $13.0 million, as compared to the six months ended June 30, 2001. The decrease in net loss before the cumulative effect item was primarily the result of an increase in income from operations of $23.7 million and a decrease in income tax expense of $20.2 million, offset by the gain on debt extinguishment of $29.5 million recorded in 2001.

        Debt Extinguishment.    Gain on extinguishment of debt amounted to $29.5 million for the six months ended June 30, 2001, compared to none for the six months ended June 30, 2002. The gain was a result of our refinancing that occurred on March 29, 2001.

Operating Segments

        Front and Rear End Modules.    Net sales for the Front and Rear End Modules segment for the six months ended June 30, 2002 were $181.7 million, which represents a $28.8 million, or 18.8%, increase, compared to $152.9 million for the six months ended June 30, 2001. Income from operations was $17.9 million or 9.9% of net sales for the six months ended June 30, 2002, compared to $16.1 million or 10.6% for the six months ended June 30, 2001. EBITDA was $26.5 million, or 14.6% of net sales, for the six months ended June 30, 2002, compared to $24.7 million, or 16.2% of net sales, for the six months ended June 30, 2001. Increased shipments of our ultraviolet thermal hybrid coated composite fenders for Ford's F-Series trucks, the launch of the 2003 Ford Expedition/Lincoln Navigator and three new business awards from Ford were the principal source of the increase in net sales. Increased product shipments as well as operational improvements helped to improve operating income and EBITDA, but income from operations and EBITDA as a percentage of net sales decreased due to the effect of changes in product mix and pricing reductions of approximately $3.2 million that occurred during the six months ended June 30, 2002.

        Exterior Composites.    Net sales for the Exterior Composites segment for the six months ended June 30, 2002 were $192.2 million, which represents a $4.9 million, or 2.5%, decrease, compared to $197.1 million for the six months ended June 30, 2001. Income from operations was $0.7 million, or 0.4% of net sales, for the six months ended June 30, 2002, compared to $(8.7) million, or (4.4)% of net sales, for the six months ended June 30, 2001. EBITDA was $18.1 million or 9.4% of net sales, for the six months ended June 30, 2002, compared to $7.5 million or 3.8% of net sales, for the six months ended June 30, 2001. Decreases in net sales were due to reduced volumes and contractually mandated pricing reductions of approximately $2.9 million. These reductions were partially offset by increased shipments of our mid and end gates used for GM's Avalanche and Escalade truck programs, which accounted for approximately $6.5 million in increased net sales for the period. Increased operating efficiencies was the principal reason for the increase in income from operations and EBITDA.

  Interiors and Exterior Lighting.

        Net sales for the Interiors and Exterior Lighting segment for the six months ended June 30, 2002 were $164.6 million, which represents a $6.4 million, or 4.0%, increase, compared to $158.2 million for the six months ended June 30, 2001. Income from operations was $8.5 million or 5.2% of net sales, for the six months ended June 30, 2002, compared to $(2.4) million or (1.5)% of net sales, for the six months ended June 30, 2001. EBITDA was $13.8 million, or 8.4% of net sales, for the six months ended June 30, 2002, compared to $7.0 million, or 4.4% of net sales, for the six months ended June 30, 2001. The increase in net sales was a result of approximately $7.5 million in increased net sales for floor consoles for GM's Escalade and Denali, partially offset by other volume decreases and contractually mandated pricing reductions of approximately $5.4 million. Completion of facility consolidations in Grand Rapids favorably impacted income from operations and EBITDA for the six months ended June 30, 2002 compared to the six month period ended June 30, 2001.

Comparison of the Year Ended December 31, 2001 to the Year Ended December 31, 2000

        Net Sales.    Net sales for the year ended December 31, 2001 were $976.8 million, which represents a $173.7 million, or 21.6%, increase, compared to $803.1 million for the year ended December 31, 2000. Business resulting from the Cambridge acquisition contributed $473.9 million of net sales in 2001 compared to $244.5 million of net sales in 2000. This $229.4 million increase is attributable to the full year impact of the acquisition. On a pro forma basis, net sales of the business formerly part of Cambridge decreased by $81.7 million or 14.7% from $555.6 million in 2000 to $473.9 million in 2001. This decrease of year-over-year net sales was primarily attributable to a 31.7% decrease in North American heavy truck production and a 9.7% decrease in North American automotive and light truck production in 2001. Excluding the effect of the Cambridge acquisition, our net sales decreased by $55.7 million, from $558.6 million for the year ended December 31, 2000 to $502.9 million for the year ended December 31, 2001. This decrease resulted in large part from reduced shipments to certain Ford plants which were idled as a result of the Firestone tire recall and other supplier delivery problems, which reduced our net sales by approximately $25.0 million. In addition, net sales were adversely affected by the 9.7% decline in North American automotive and light truck production and OEM price reductions ranging from 1.0% to 5.0%.

        Cost of Sales.    Cost of sales in 2001 was $909.8 million, a 25.9% increase over the $722.6 million cost of sales in 2000. Cost of sales, as a percentage of net sales, for the year ended December 31, 2001 was 93.1% compared to 90.0% for the year ended December 31, 2000. The Cambridge acquisition had the effect of increasing our overall cost of sales, as a percent of net sales, by 3.3 percentage points in 2001 and 2.8 percentage points in 2000. Plant start-up costs in Celaya, Salisbury and Brantford caused our overall cost of sales as a percentage of net sales to increase by 0.5 percentage points over 2000 levels. Operations that were part of Meridian prior to the Cambridge acquisition and excluding the new plants experienced a 2.1 percentage point increase in cost of sales, as a percentage of net sales in 2001. Material costs, including increased resin prices and additional component content on our floor consoles supplied to GM for their luxury SUVs accounted for a majority of this increase.

        Selling, General and Administrative Expenses.    Selling, general and administrative expenses increased to $39.4 million, or 4.0% of net sales, for the year ended December 31, 2001, compared to $33.2 million, or 4.1% of net sales, for the year ended December 31, 2000. Excluding the impact of a $2.8 million credit in 2000 due to a reversal of non-cash compensation expense, selling, general and administrative expenses would have been $36.0 million or 4.5% of net sales. In 2001, selling, general and administrative expenses increased primarily as a result of incremental selling, general and administrative expenses related to the former Cambridge operations. As a percentage of sales, however, selling, general and administrative expenses decreased due to the elimination of redundant resources, such as facilities acquired in connection with the acquisition and a reduction in the number of associates.

        Amortization Expense.    Amortization expense for the year ended December 31, 2001 was $18.0 million or 1.8% of net sales compared to $12.7 million or 1.6% of net sales for the year ended December 31, 2000. This increase was primarily due to the impact of having a full year of goodwill amortization during 2001 relating to the 2000 Cambridge acquisition which accounted for $5.2 million of the increase.

        Interest Expense.    Interest expense for the year ended December 31, 2001 was $68.5 million or 7.0% of net sales compared to $50.4 million or 6.3% of net sales for the year ended December 31, 2000. The increase was due primarily to the full year effect in 2001 of increased borrowings to fund our acquisition of Cambridge.

        Income Taxes.    The provision for income taxes was $26.6 million in 2001 and the income tax benefit was $4.1 million in 2000, translating into effective rates of 87.1% and 25.4%, respectively. The significant difference between the statutory federal income tax rate in 2001 and our effective tax rate represents the $81.6 million net operating loss carryforward generated during 2001 that was not recognized. The tax effect of this net operating loss carryforward that was not recognized is $29.5 million.

        Net Loss.    Net loss for the year ended December 31, 2001 was $57.0 million, or 5.8% of net sales, compared to $12.0 million or 1.5% of net sales for the year ended December 31, 2000. Net loss increased primarily due to a reduction in operating income of $25.1 million, an increase in interest expense of $18.1 million and an increase in income tax expense of $30.6 million, offset by an increase in gain on extinguishment of debt of $30.1 million.

        Debt Extinguishment.    Gain on extinguishment of debt amounted to $29.5 million for the year ended December 31, 2001 compared to a loss on extinguishment of debt of $0.6 million for the year ended December 31, 2000. The gain recorded in 2001 was a result of our refinancing that occurred on March 29, 2001. The loss of $0.6 recorded in 2000 occurred when $7.2 million of notes were redeemed on July 14, 2000 when we acquired Cambridge.

Operating Segments

        Front and Rear End Modules.    Net sales for the Front and Rear End Modules segment for the year ended December 31, 2001 were $289.5 million, which represents a $71.2 million, or 19.7% decrease, compared to $360.7 million for the year ended December 31, 2000. Income from operations was $31.7 million, or 11.0% of net sales, for the year ended December 31, 2001 compared to $44.0 million, or 12.2% of net sales, for the year ended December 31, 2000. EBITDA was $48.8 million, or 16.8% of net sales, for the year ended December 31, 2001, compared to $59.6 million, or 16.5% of net sales, for the year ended December 2000. In addition to the adverse impact of the industry wide downturn, the Firestone tire recall and other supplier delivery problems idled certain Ford plants and adversely affected our net sales, income from operations and EBITDA. EBITDA as a percentage of net sales increased slightly in 2001 due to cost reductions made in connection with the industry-wide downturn and the realization of additional operating efficiencies.

        Exterior Composites.    Net sales for the Exterior Composites segment for the year ended December 31, 2001 were $385.5 million, a $192.5 million, or 99.8% increase, compared to $193.0 million for the year ended December 31, 2000. Income from operations was $(19.1) million or (5.0)% of net sales for the year ended December 31, 2001 compared to $(10.0) million, or (5.2)% of net sales for the year ended December 31, 2000. EBITDA was $13.9 million, or 3.6% of net sales, for the year ended December 31, 2001, compared to $3.8 million, or 1.9% of net sales, for the year ended December 31, 2000. The increase in net sales was primarily due to the timing of the Cambridge acquisition, which resulted in us recording a full year of sales in 2001 from operations that were formerly a part of Cambridge compared to five and one-half months of sales in 2000. Improvements in EBITDA and EBITDA as a percentage of net sales increased primarily as a result of operational efficiency improvements that were realized in 2001. Income from operations in 2001 was adversely affected by increases in depreciation resulting from increased capital expenditures necessary to improve operational efficiencies.

        Interiors and Exterior Lighting.    Net sales for the Interiors and Exterior Lighting segment were $301.7 million, for the year ended December 31, 2001 which represents a $52.3 million, or 21.0%, increase, compared to $249.4 million for the year ended December 31, 2000. Income from operations was $(0.3) million or (0.1)% of net sales compared to $(1.7) million, or (0.7)% of net sales for the year ended December 31, 2000. EBITDA was $17.9 million, or 5.9% of net sales, for the year ended December 31, 2001 compared to $13.7 million, or 5.5% of net sales, for the year ended December 31, 2000. Approximately $28.7 million of the increase in net sales was due to increased demand in floor consoles for GM's luxury SUVs. The remaining sales increase was primarily due to the timing of the Cambridge acquisition, which resulted in us recording a full year of sales in 2001 from operations that were formerly a part of Cambridge compared to five and one-half months of sales in 2000. In 2001 income from operations and EBITDA were favorably impacted by the volume increases described above as well as improved operational efficiencies.

Comparison of the Year Ended December 31, 2000 to the Year Ended December 31, 1999

        Net Sales.    Net sales for the year ended December 31, 2000 were $803.1 million, which represents a $334.8 million or 71.5% increase, compared to $468.3 million for the year ended December 31, 1999. Operations that were formerly part of Cambridge contributed $244.5 million to net sales in 2000. Net sales generated by the former Lescoa operations were responsible for an $84.1 million increase in net sales, attributable to the full year impact of the acquisition. The full year net sales of these operations were $197.9 million in 2000, essentially comparable to 1999 pro forma net sales of $197.1 million. Operations that were part of Meridian prior to the Lescoa acquisition experienced an increase of $6.2 million or 1.7% over 1999. Overall, net sales were positively impacted in 2000 as North American automotive and light truck production increased by 0.9% over 1999, and our primary light truck and SUV platforms grew at a faster rate than the overall market. Offsetting these gains were industry-wide price reductions by the OEMs.

        Cost of Sales.    Cost of sales for the year ended December 31, 2000 was $722.6 million or 90.0% of net sales, compared to $397.1 million or 84.8% of net sales for the year ended December 31, 1999. The increase is attributable primarily to the acquisition of Cambridge, which incurred cost of sales of 96.3% of net sales in 2000. Operations of Meridian prior to the acquisition of Cambridge incurred cost of sales as a percentage of net sales of 87.2% in 2000. The increase is attributable to costs associated with increased purchased component content, significant product launches and increased resin prices that occurred in the later half of 2000.

        Selling, General and Administrative Expenses.    Selling, general and administrative expenses increased to $33.2 million, or 4.1% of net sales, for the year ended December 31, 2000 compared to $21.8 million, or 4.7% of net sales, for the year ended December 31, 1999. The increase in expense was due to $11.7 million in incremental costs associated with our acquisition of Cambridge.

        Amortization Expense.    Amortization expense for the year ended December 31, 2000 was $12.7 million or 1.6% of net sales compared to $5.8 million or 1.2% of net sales for the year ended December 31, 1999. The increase was due primarily to incremental goodwill amortization of $4.1 million related to the acquisition of Cambridge, plus the effect of an entire year of goodwill and intangibles amortization related to the acquisition of Lescoa on May 25, 1999, which amounted to $7.2 million in 2000 versus $4.4 million in 1999.

        Interest Expense.    Interest expense for the year ended December 31, 2000 was $50.4 million or 6.3% of net sales compared to $24.7 million or 5.3% of net sales for the year ended December 31, 1999. Interest expense increased due to increased borrowings incurred to fund our acquisition of

Cambridge, the full year impact associated with the incremental debt associated with the acquisition of Lescoa and higher interest rates.

        Income Taxes.    The benefit for income taxes was $4.1 million in 2000, translating into an effective rate of 25.4% in 2000. In 1999 the provision for income taxes was $9.4 million, an effective rate of 47.6%. The effective rates vary from the federal statutory rate principally as a result of state income taxes, foreign income taxes and non-deductible goodwill amortization.

        Net Income (loss).    Net loss for the year ended December 31, 2000 was $12.0 million, or 1.5% of net sales, compared to net income of $10.4 million or 2.2% of net sales for the year ended December 31, 1999. The change from net income to net loss was due primarily to an increase in interest expense of $25.7 and a reduction in income from operations of $9.0 million, offset by an increase in income tax benefit of $13.5 million.

        Debt Extinguishment.    Loss on extinguishment of debt amounted to $0.6 million for the year ended December 31, 2000 compared to none for the year ended December 31, 1999. The loss occurred when $7.2 million of notes were redeemed on July 14, 2000 when we acquired Cambridge.

Operating Segments

        Front and Rear End Modules.    Net sales for the Front and Rear End Modules segment for the year ended December 31, 2000 were $360.7 million, which represents a $6.2 million, or 1.7%, increase, compared to $354.5 million for the year ended December 31, 1999. Income from operations was $43.9 million, or 12.2% of net sales for the year ended December 31, 2000 compared to $38.2 million or 10.8% of net sales for the year ended December 31, 1999. EBITDA was $59.6 million, or 16.5% of net sales, for the year ended December 31, 2000 compared to $51.6 million, or 14.6% of net sales, for the year ended December 31, 1999. Sales increased as our OEM customers' light truck and SUV platforms, for which we supply products, grew at a faster rate than the overall light vehicle market. In 2000, our income from operations and EBITDA were favorably affected by a 1.8 percentage point decrease in material costs as a percentage of net sales.

        Exterior Composites.    Net sales for the Exterior Composites segment for the year ended December 31, 2000 were $193.0 million, income from operations was $(10.0) million and EBITDA was $3.8 million, or 1.9% of net sales. There is no prior year comparison, as we did not operate in this segment prior to the Cambridge acquisition.

        Interiors and Exterior Lighting.    Net sales for the Interiors and Exterior Lighting segment for the year ended December 31, 2000 were $249.4 million, which represents a $135.6 million, or 119.2% increase, compared to $113.8 million for the year ended December 31, 1999. Income from operations was ($1.7) million, or (0.7)% of net sales, for the year ended December 31, 2000, compared to $5.5 million, or 4.9% of net sales, for the year ended December 31, 1999. EBITDA was $13.7 million, or 5.5% of net sales, for the year ended December 31, 2000 compared to $13.0 million, or 11.4% of net sales, for the year ended December 31, 1999. The increase in net sales in 2000 was primarily due to the timing of the Cambridge and Lescoa acquisitions. We recorded five and one-half months of net sales in 2000 for operations that were formerly part of Cambridge compared to no net sales in 1999. In addition, we recorded approximately six months of net sales in 1999 for operations that were formerly part of Lescoa. The increase in EBITDA was due primarily to the increase in net sales noted above. The reduction in 2000 in income from operations and EBITDA as a percentage of net sales was due to increased resin costs in 2000, higher launch costs in connection with significant new product launches at the former Lescoa operations and a higher cost of sales for the operations that were formerly part of Cambridge.

Liquidity and Capital Resources

        We had cash balances totaling $1.2 million and $0.8 million at June 30, 2002 and December 31, 2001, respectively. In addition we had $88.4 million of unutilized borrowing availability under our revolving credit facility and $11.6 million of letters of credit outstanding as of June 30, 2002.

        In connection with this offering we anticipate entering into a new $275 million senior secured credit facility. We anticipate that the new facility will consist of a $125 million revolving credit facility (under which letters of credit would be issuable), as well as a $150 million Term Loan. At the closing of this offering, we anticipate that we will have approximately $       million of unutilized availability under the revolving credit facility. See "Description of Our Concurrent Debt Transactions."

        We intend to use the proceeds of this offering, the concurrent note offering, and replacement of our existing senior credit facility, primarily to repay substantially all of our outstanding indebtedness. We expect to record a loss of $87 million on early extinguishment of all of our outstanding subordinated notes and our installment note and an early early extinguishment loss of approximately $7 million on our outstanding indebtedness under our existing credit facility.

        Our principal sources of funds have been cash generated from operating activities, borrowings under the existing credit facility and the issuance of subordinated debt and equity securities. To facilitate the collection of funds from operating activities, in December 2001, we entered into accelerated payment collection programs with respect to receivables due from our three largest customers.

        We believe that cash flow from operations and borrowing capacity under the revolving credit portion of our anticipated senior secured credit facility will be sufficient to fund our currently anticipated requirements for ongoing operations and budgeted capital expenditures for the twelve-month period following the closing of this offering. Our long-term liquidity requirements and the adequacy of our available funds will depend on many factors, including but not limited to, various risks associated with our business and the automotive supply industry that affect our sales levels and pricing, our ability to recover all of our up front costs related to new program launches, capital expenditures and operating expense requirements.

  Operating Activities

        For the six months ended June 30, 2002, we generated net cash provided from operations of $61.3 million compared to net cash provided from operations of $3.5 million for the six months ended June 30, 2001. The increase in net cash provided by operating activities of $57.8 million consisted of an increase in cash flow of $46.1 million before changes in working capital items and an increase in cash flow from working capital items of $11.7 million. The primary reasons for the increase in cash before working capital items was an increase in operating income of $23.7 million and an increase in the income tax benefit of $20.2 million. The increase in cash flow attributable to working capital items was primarily the result of timing of cash receipts and cash payments, with an increase in the change in accounts receivable accounting for $12.5 million of the increase.

        Net cash generated from operations was $11.5 million, $35.9 million and $24.0 million for the years ended December 31, 2001, 2000 and 1999, respectively. The decrease in net cash generated from operating activities of $24.4 million in 2001, as compared to 2000, consisted of a decrease in cash flow of $41.8 million before changes in working capital items offset by an increase in cash flow from working capital items of $17.4 million. In 2001, increased interest expense of $7.2 million, income tax expense of $30.6 million and reduced income from operations of $25.1 million were offset by an increase in depreciation expense of $21.8 million. The increase in cash flows attributable to working capital items were primarily the result of timing of cash receipts and payments, with an increase in the change in accounts receivable accounting for $27.5 million of the increase. Also, net income tax refunds of

$15.5 million received during 2001 offset the $11.6 million cash outlay incurred as a result of exiting or transferring certain business activities.

        The increase in net cash generated from operations of $11.9 million in 2000, as compared to 1999, was due primarily to reductions in working capital of $8.0 million. Net cash generated from operating activities in 2000 as compared to 1999 consisted of a decrease in cash flow of $4.0 million before working capital items. Increases in cash flow from working capital items were primarily the result of timing of cash receipts and cash payments. An increase in the change in accounts payable of $39.5 million was partially offset by a decrease in the change in accounts receivable of $34.1 million.

  Investing Activities

        For the six months ended June 30, 2002, net cash used for investing activities was $13.5 million, an increase of $0.7 million, as compared to the six months ended June 30, 2001. The reason for the increase was due to a reduction in proceeds from the disposition of property and equipment of $1.7 million, partially offset by a reduction in capital spending of $0.4 million.

        Net cash used for investing activities was $23.5 million, $391.3 million and $217.4 million for the years ended December 31, 2001, 2000 and 1999, respectively. The decrease in net cash used for investing activities of $367.8 million for the year ended December 31, 2001, as compared to the year ended December 31, 2000, was due primarily to a decrease in cash paid for acquisitions of $337.7 million. Decreases in capital expenditures of $19.3 million, and an increase in proceeds received on the sale of property and equipment of $10.8 million accounted for the remainder. During the year ended December 31, 2000, we acquired Cambridge for approximately $337.0 million, while in 2001 we received a net cash settlement of $1.3 million in accordance with the Cambridge purchase agreement while not making any additional acquisitions. In addition, during 2001, we received proceeds of $10.8 million, primarily from the sale of three facilities.

        The increase in cash used for investing activities of $173.9 million for the year ended December 31, 2000, as compared to the previous year, was due primarily to an increase in cash used for acquisitions. The increase in cash used for acquisitions of $152.2 million represents the difference between the amount spent on the Cambridge acquisition in 2000, and the amount spent on the Lescoa acquisition in 1999. Capital expenditures also increased $21.7 million, to $54.8 million in 2000, from $33.1 million in 1999 due primarily to capital equipment expenditures incurred to upgrade the former Cambridge facilities following the acquisition.

        As of December 31, 2001, we had commitments for capital expenditures of $1.7 million.

  Financing Activities

        For the six months ended June 30, 2002, net cash used for financing activities was $47.3 million, compared to net cash provided by financing activities of $8.2 million for the six months ended June 30, 2001, an increase in net cash used of $55.5 million from the prior period. Net proceeds from borrowings, after repayments of long-term debt, decreased by $59.1 million in the six months ended June 30, 2002 as compared to the prior period. There were no new long-term borrowings for the first six months of 2002 as compared to $55.0 million for the first six months of 2001. During the first six months of 2002 we repaid $5.1 million in long term debt as compared to $2.1 million in 2001. The outstanding balance under our revolving credit facility decreased $42.2 million in the six months ended June 30, 2002 compared to a decrease of $41.1 million in the six months ended June 30, 2001. In addition, during the first six months of 2001, we recognized approximately $3.6 million in deferred financing costs.

        Net cash provided by financing activities was $11.6 million, $350.5 million and $196.2 million for the years ended December 31, 2001, 2000 and 1999, respectively. The decrease in net cash provided by financing activities of $338.9 million for the year ended December 31, 2001, as compared to the previous year, was due primarily to the receipt of funding for the Cambridge acquisition in 2000. Net issuance of long-term debt of $235.7 million and common stock of $101.3 million was received to finance the Cambridge acquisition. For the year ended December 31, 2001, net borrowings under our revolver decreased by $23.6 million, as compared to a net increase in revolver borrowings of $31.3 million for the year ended December 31, 2000. Net long term borrowings were $39.1 million and $229.2 million for the fiscal years 2001 and 2000, respectively. Overall, net cash flow from debt borrowings decreased by $245.0 million in 2001 as compared to 2000. In addition, net cash spending from deferred financing costs decreased by approximately $7.3 million in 2001 over 2000.

        The increase in net cash provided by financing activities of $154.3 million for the year ended December 31, 2000, as compared to the previous year, was due primarily to increases in funding for the Cambridge acquisition, as compared to the funding of the Lescoa acquisition in 1999. Net issuance of long term debt of $235.7 for the Cambridge acquisition in 2000 exceeded the net issuance of long term debt of $130.0 to finance the Lescoa acquisition in 1999, by $105.7 million. Net issuance of common stock of $101.3 million issued to finance the Cambridge acquisition in 2000 exceeded the $54.3 million of common and preferred stock issued to finance the Lescoa acquisition in 1999, by $47.0 million. For the year ended December 31, 2000, net borrowings under our revolving credit facility were $31.3 million, as compared to net borrowings of $1.8 million under our revolving credit facility for the year ended December 31, 1999. Net long term borrowings were $229.2 million and $144.4 million for the fiscal years 2000 and 1999, respectively. Overall, net cash flow from debt borrowings increased by $114.3 million in 2000 as compared to 1999. In addition, net cash spending from deferred financing costs increased by $7.0 million in 2000 over 1999.

        In 2000, we redeemed $7 million of 12% Subordinated Notes, due 2007, in conjunction with our acquisition of Cambridge. As a result of this transaction, we recorded a loss upon extinguishment of debt of $0.6 million, which represented the unamortized original issue discount on the Subordinated Notes at the time of extinguishment.

        On March 29, 2001, we amended our existing credit agreement. The amendment required additional funding of $55 million from certain of our stockholders, in the form of $40 million of Series B1 and B2 Subordinated Notes and $15 million in senior debt. Several, but not all, holders of the 1997, 1999 and 2000 mezzanine notes were purchasers of the Series B Subordinated Notes.

        The independently appraised fair values of the Series B1 and B2 Subordinated Notes and Series B Warrants, that were issued in connection with the Series B Subordinated Notes, were $18.6 million, $5.1 million and $63.9 million, respectively. Pursuant to the provisions of APB Opinion No. 14, we allocated the $40 million of proceeds according to the relative fair values of these financial instruments. As a result, we determined the carrying values of the Series B1 Subordinated Notes to be $8.5 million, the Series B2 Subordinated Notes to be $2.3 million and the Series B Warrants to be $29.2 million. The $15 million of senior debt was repaid during 2001.

        Also on March 29, 2001, we amended our Mezzanine Subordinated Note Agreement. Outstanding mezzanine notes plus accrued interest at March 29, 2001 were exchanged for either Series A1 or Series A2 Subordinated Notes. In connection with the amendment, Series A Warrants were issued to the holders of these notes.

        This exchange of the mezzanine notes for the Series A1 and A2 Subordinated Notes and Series A Warrants resulted in the extinguishment of the mezzanine notes. The carrying value of the mezzanine notes was $88.8 million and the fair values of the Series A1 and A2 Subordinated Notes and Series A Warrants issued in exchange at March 29, 2001 were $46.4 million, $12.5 million and $7.6 million, respectively, or $66.5 million in aggregate. According to the provisions of EITF 96-19 "Debtor's Accounting for a Modification or Exchange of Debt Instruments," as a result of this exchange, we recorded a gain on the extinguishment of debt of $22.3 million.

        Also on March 29, 2001, the subordinated installment note held by a former shareholder and current director was amended and restated. The carrying value of the note was $14.2 million and the fair values of the note and warrants issued in exchange at March 29, 2001 were $5.8 million and $1.2 million, respectively. According to the provisions of EITF 96-19 "Debtor's Accounting for a Modification or Exchange of Debt Instruments," we recorded a gain on the extinguishment of debt of $7.2 million.

Net Operating Loss Carryforwards

        We have not recognized the benefit in our financial statements with respect to the approximately $81.6 million net operating loss carryforward for federal income tax purposes as of December 31, 2001. This benefit was not recognized due to the possibility that the net operating loss carryforward would not be utilized, for various reasons, including the potential that we might not have sufficient profits to use the carryforward or that the carryforward may be limited as a result of changes in our equity ownership. We intend to use this carryforward to offset our future taxable income. If we were to use any of this net operating loss carryforward to reduce our future taxable income and the Internal Revenue Service were to then successfully assert that our carryforward is subject to limitation as a result of capital transactions occurring in 2001 or otherwise, we may be liable for back taxes, interest and, possibly, penalties prospectively. Furthermore, the exercise of a substantial number of our warrants or other shifts in our equity ownership in the future either in connection with this offering or otherwise may result in a limitation on our ability to use our net operating loss carryforward for income tax purposes.

Contractual Obligations and Commercial Commitments

        Our contractual obligations as of December 31, 2001 are as follows:

	Total	Less Than 1 Year	1-3 Years	4-5 Years	After 5 Years
	(in millions)
Long-term debt	$446.0	$0.6	$79.0	$363.6	$2.8
Long-term debt to affiliates	78.9	—	—	—	78.9
Operating leases	51.0	11.5	15.6	6.6	17.3

Balance at December 31, 2001	$575.9	$12.1	$94.6	$370.2	$99.0

        Our contractual obligations as of June 30, 2002, on a pro-forma basis, giving effect to this offering, the concurrent note offering and the replacement of our existing credit facility, are as follows:

	Total	Less Than 1 Year	1-3 Years	4-5 Years	After 5 Years
Senior Subordinated Notes	$250.0	—	—	—	$250.0
Term Loan and Revolving Credit Facility
Operating leases	51.0	11.5	15.6	6.6	17.3

Balance at June 30, 2002

Loss Contract and Restructuring Reserves

        We are committed under certain existing agreements, assumed in connection with acquisitions, to supply product to our customers at selling prices that are not sufficient to cover the direct costs to produce those parts. We are obligated to supply these products for the life of the related vehicles, which is typically three to five years. Accordingly, we recognize losses at the time these losses are probable and reasonably estimable at an amount equal to the minimum amount necessary to fulfill our obligations to our customers. The reserves established in connection with these recognized losses are reversed as the product is shipped to the customers.

        Our acquisitions have been accounted for using the purchase method of accounting and, accordingly, the assets acquired and liabilities assumed have been recorded at fair value as of the dates of the acquisitions. The excess of the purchase price over the fair value of the assets acquired and liabilities assumed has been recorded as goodwill. Results of operations for these acquisitions have been included in the accompanying consolidated financial statements since the dates of acquisition.

        In conjunction with our acquisitions, reserves have been established for certain costs associated with facility shutdown and consolidation activities, for payroll related costs primarily for planned associate termination activities, and for provisions for acquired loss contracts. A rollforward of these reserves is as follows (in millions):

	Restructuring	Loss Contracts
January 1, 2000	$—	$—
Additions from Cambridge acquisition	14.9	29.1
Additions charged to income	—	1.3
Utilizations	—	(4.1)

December 31, 2000	14.9	26.3
Purchase accounting adjustments	3.4	—
Additions charged to income	—	0.5
Utilizations	(11.6)	(11.0)

December 31, 2001	$6.7	$15.8

Related Party Transactions

        We have entered into transactions with certain of our officers, directors and shareholders. For a description of those transactions see "Certain Relationships and Related Transactions."

Seasonality

        We typically experience decreased sales and operating income during the months of July and December due to production shutdowns at OEMs.

Effects of Inflation

        Inflation generally affects us by increasing the interest expense of floating-rate indebtedness and by increasing the cost of labor, equipment and raw materials. However, because selling prices generally cannot be increased until a model changeover, the effects of inflation must be offset by productivity improvements and volume from new business awards. We believe that over the past few years inflation has not significantly affected our business.

Market Risk

        We are exposed to various market risks, including changes in foreign currency exchange rates, and interest rates and nickel commodity prices. Market risk is the potential loss arising from adverse changes in market rates and prices, such as foreign currency exchange and interest rates. Our policy is to not enter into derivatives or other financial instruments for trading or speculative purposes. We periodically enter into financial instruments to hedge against the pricing risk associated with nickel used in our manufacturing process.

        We have entered into an interest rate swap agreement that expires in 2003 as a hedge of underlying debt instruments to effectively change the characteristics of the interest rate without actually changing the debt instrument. Therefore, the interest rate swap agreement that we entered into converts outstanding floating rate debt to fixed rate debt for a period of time. For floating rate debt, interest rate changes generally do not affect the fair market value but do impact future earnings and cash flows. Conversely for fixed rate debt, interest rate changes affect the fair market value but do not impact earnings or cash flows. At June 30, 2002, we had an interest rate swap that hedged $187.3 million of our outstanding debt. We pay a fixed rate of 6.71 percent and receive payments based on the 90 day USD LIBOR-BBA rate, which was 2.0475 percent at June 30, 2002. A 5% decrease, i.e. to 1.945 percent, in the LIBOR rate would have the effect of increasing our annual interest expense by $0.23 million. We anticipate, based on current market conditions, that if we terminate our existing interest rate swap agreement on or about September 30, 2002, we will be required to pay approximately $6.5 million.

        A portion of our net sales were derived from manufacturing operations in Canada, Mexico and Brazil. The results of operations and financial position of our foreign operations are principally measured in their respective currencies and translated into U.S. dollars. The effects of foreign currency fluctuations in Canada, Mexico and Brazil are somewhat mitigated by the fact that expenses are generally incurred in the same currency in which net sales are generated. The reported income of these subsidiaries will be higher or lower depending on a weakening or strengthening of the U.S. dollar against the respective foreign currency. A simultaneous 5% decrease in the USD conversion rate for Brazilian reais, Mexican pesos and Canadian dollars would have the effect of decreasing our annual net sales by $1.8 million and our annual net income by $0.6 million.

        A portion of our assets are based in our foreign operations and are translated into U.S. dollars at foreign currency exchange rates in effect as of the end of each period, with the effect of such translation reflected as a separate component of shareholders' equity. Accordingly, our consolidated shareholders' equity will fluctuate depending upon the weakening or strengthening of the U.S. dollar against the respective foreign currency. A simultaneous 5% decrease in the USD conversion rate for Brazilian reais, Mexican pesos and Canadian dollars would have the effect of decreasing our shareholders' equity at June 30, 2002 by $0.3 million.

        Our strategy for management of currency risk relies primarily upon conducting our operations in a country's currency. We may, from time to time, engage in hedging programs intended to reduce our exposure to currency fluctuations. As of December 31, 2001, we held no foreign currency hedge positions. Management believes the effect of a 5% appreciation or depreciation in foreign currency rates would not materially affect our financial position or results of operations for the periods presented.

        The price of approximately 50% of our future purchases of nickel is hedged until July 2003. We will pay $2.72 per pound over that period. At June 30, 2002, the market price for nickel was $3.24 per pound. Consequently, a 5% increase in the price of nickel between June 30, 2002 and July 2003 would have the effect of reducing our net income and shareholders' equity by $0.1 million.

Critical Accounting Policies

        We believe the following represent our critical accounting policies:

        Revenue Recognition—We recognize revenue from product sales net of estimated returns and allowances, at the time of transfer of title, upon delivery if shipments are made FOB destination or at the time of shipment if FOB shipping point.

        Impairment of Long-Lived Assets—We perform impairment analyses of our recorded long-lived assets whenever events and circumstances indicate that they may be impaired. When the undiscounted cash flows, without interest or tax charges, are less than the carrying value of the assets being reviewed for impairment, the assets are written down to fair market value. During 2001, we recorded no long-lived asset impairment write down provisions. Future events could cause us to conclude that impairment indicators exist and other long-lived assets could be impaired. Any resulting impairment loss could have a material adverse impact on our financial condition and results of operations.

        Impairment of Intangible Assets—Effective January 1, 2002 we ceased amortization of goodwill and indefinite lived intangible assets. In lieu of amortization, we are required to perform periodic impairment reviews of our goodwill and certain intangible assets. There can be no assurance that there will be no future impairment of the $13.1 million of goodwill still remaining on our books.

        Other Loss Reserves—We have other loss reserves such as purchase accounting reserves, restructuring reserves, and loss contract reserves that require the use of estimates and judgment with regard to risk exposure and ultimate liability. Reserves for loss contracts are estimated by determining which parts are being sold pursuant to loss contracts and determining an estimate of the per-part negative margin. Additionally, we must estimate the volumes that we are committed to sell over the life of the related production cycle. Other losses are estimated using consistent and appropriate methods; however, changes to the assumptions could materially affect the recorded liabilities for loss.

        Customer Tooling and Other Design Costs—As indicated in note 1 to our consolidated financial statements, we incur costs related to tooling. Costs of reimbursable tooling projects are capitalized until the project is considered complete. When these projects are considered to be complete and customer approval has been obtained, revenue and the accumulated costs are recognized. Provisions for estimated losses on projects are charged to operations in the period in which the loss becomes known. All non-reimbursable costs for research, development and pre-production engineering related to long-term supply agreements are expensed as incurred and are included in costs of goods sold.

        Pension and Other Post-Employment Benefits—The determination of the obligation and expense for pension and other postretirement benefits is dependent on the selection of certain assumptions used by actuaries in calculating such amounts. Those assumptions are described in note 13 to our consolidated financial statements and include, among others, the discount rate, expected long-term rate of return on plan assets and rates of increase in compensation and healthcare costs. In accordance with generally accepted accounting principles, actual results that differ from these assumptions are accumulated and amortized over future periods and therefore, generally affect the recognized expense and recorded obligation in such future periods. While we believe that the assumptions are appropriate, significant differences in the actual experience or significant changes in the assumptions may materially affect the pension and other postretirement obligations and the future expense.

BUSINESS

Company Overview

        We are a Tier 1 supplier to the North American automotive industry of front and rear end modules, bumper systems, exterior composite plastic modules, exterior structural components, interior components and modules and exterior lighting components. We supply parts for 15 of the 20 best selling vehicles in North America and a significant number of other popular light trucks, sport utility vehicles and passenger cars produced by GM, Ford and DaimlerChrysler. In addition, we supply other automobile manufacturers, including Toyota, Honda, Subaru, Mazda and Mitsubishi. We are the largest supplier of bumper systems to Ford for its light trucks and SUVs, and the largest supplier of interior floor consoles to GM for its luxury SUVs. We also supply parts for the heavy truck industry.

        Since 1997, our net sales and product offerings have grown rapidly. Our net sales have increased from $294.7 million in 1997 to $976.8 million in 2001, a compound growth rate of approximately 35%. During this time, we completed three major acquisitions, which accounted for our growth over this period. As a result of these acqusitions and our continuing focus on improving our manufacturing capabilities, we believe that we are well positioned to implement our operating and growth strategies.

        In 1997, income from operations and net income were $22.6 million and $4.1 million, respectively, compared to income from operations and net loss of $9.6 million and $57.0 million, respectively, in 2001. Over the same period, our EBITDA increased 113% from $36.9 million to $78.7 million. For the six months ended June 30, 2001, net sales and net loss were $508.3 million and $19.6 million, respectively, compared to net sales and loss before cumulative effect of change in accounting principle of $538.5 million and $6.6 million, respectively, for the six months ended June 30, 2002. Over the same period, income from operations increased from $0.6 million to $24.3 million and EBITDA increased 58%, from $35.5 million to $56.1 million. See "Summary Consolidated Financial and Other Data," note 5, for our definition of EBITDA.

        As of June 30, 2002, we have been awarded business that we believe, based on our current expectations of program volumes and pricing, will represent approximately $4.7 billion in aggregate net sales over the five-year period commencing on January 1, 2003 and ending on December 31, 2007. The realization of sales based on awarded business is subject in all cases to a number of factors that are beyond our control, including consumer demand for new vehicles, possible delays or OEM cancellations, the timing and volume of vehicle production, product and option mix, and contract price reductions. Consequently, we cannot assure you that this awarded business will actually result in firm orders from, or sales to, our customers. See "Risk Factors—We May Not Realize All of the Sales Expected From New and Existing Programs or Recover All of Our Up-Front Costs Related to New Programs" and "Management's Discussion and Analysis of Financial Condition and Results of Operations—Awarded Business" for an explanation of factors which could impact our realization of this future business.

        We operate our business in three segments:

  •
  Front and Rear End Modules, which includes bumpers, fascias, bumper systems and front and rear end modules;

  •
  Exterior Composites, which includes various exterior composite parts; and

  •
  Interiors and Exterior Lighting, which includes various interior parts and components and exterior lighting components.

        We believe that we are well positioned to benefit from trends in the automotive industry, including:

  •
  increasing OEM demand for comprehensive modules and systems; and

  •
  increasing plastic and composite usage on vehicles.

        We currently employ approximately 5,900 employees whom we refer to as our "associates." A majority of our associates are not affiliated with any labor union. We operate 20 principal manufacturing facilities located in Illinois, Indiana, Kansas, Michigan, Ohio, New York and North Carolina as well as in Canada, Mexico and Brazil, which are strategically located close to our customers' assembly facilities to facilitate efficient delivery.

        Founded in 1978, our predecessor, American Bumper, was a supplier of stamped steel bumpers and roll formed reinforcement beams primarily to Ford. In April 1997, investors, led by Windward Capital, acquired approximately 74% of the outstanding capital stock of American Bumper through a leveraged recapitalization. In October 1998, we purchased substantially all of the manufacturing assets of, and a 49% interest in, Lorro, a minority owned supplier, which provided us with the capability of manufacturing bumper energy absorbers and other impact components. As part of the acquisition, we also entered into an exclusive manufacturing agreement with Lorro pursuant to which Lorro is required to purchase all of its foam products for automobiles from us until December 31, 2008. We may, at our discretion, extend this agreement for four additional five-year periods. During May 1999, we expanded our product offering to include interior and lighting components with the purchase of Lescoa. This acquisition provided us with critical plastics capability and expertise along with strong customer relationships primarily with GM and DaimlerChrysler. In August 1999, we expanded our fascia production capabilities with the acquisition of a Kansas City, Kansas plant and other assets from SAI. In July 2000, we purchased substantially all of the assets of Cambridge Industries, Inc., which enabled us to become a leader in exterior composite plastic modules and components. As of June 30, 2002, we have substantially completed the integration of these acquisitions into our operations.

The Automotive Supplier Industry

        The automotive supplier industry provides systems, modules and components to OEMs for the manufacture of new vehicles:

  •
  Modules are groups of component parts arranged in close physical proximity to each other within a vehicle that are often assembled by the supplier and shipped to the OEM for installation in a vehicle as a unit.

  •
  Systems are groups of component parts located throughout the vehicle that operate together to provide a specific vehicle function.

        Historically, OEMs operated internal divisions to provide a wide range of component parts for their vehicles. In recent years, OEMs expanded their requirements for technologically advanced products and/or lower priced components and consequently have increased purchases from independent suppliers.

        The suppliers in our industry are generally categorized as follows:

  •
  Tier 1 suppliers sell their products principally to OEMs directly, and often offer a broad range of capabilities, including design, engineering and manufacturing. Tier 1 suppliers provide systems, modules and components and are increasingly influencing the vehicle assembly process, including the sourcing of Tier 2 components.

  •
  Tier 2 suppliers sell their products principally to Tier 1 suppliers, who then integrate these components into their own product offerings.

        Suppliers generally compete for new OEM business at the beginning of the development of new vehicle models and upon the redesign of existing vehicle models. OEM arrangements with suppliers of automotive parts typically relate to the entire life of the vehicle model.

Market Opportunity

        Our net sales and profits depend primarily on the number of passenger cars and light trucks built in North America by OEMs. Automotive News reported in May 2002 that the production of light vehicles built in North America is expected to rise from 15.9 million units in 2001 to 16.2 million units in 2002, and to 16.4 million units in 2003. This production growth is expected to be the result of continued strong consumer demand and low levels of vehicle inventories.

        Key trends in our market include:

  Increasing OEM Demand for Comprehensive Modules and Systems

        In order to lower costs and improve quality, OEMs are reducing their supply base by awarding sole-source contracts to suppliers who are able to supply larger portions of a vehicle. OEMs' criteria for supplier selection include not only cost, quality and responsiveness, but also design, engineering and program management capabilities. OEMs are increasingly seeking suppliers capable of providing comprehensive systems and modules rather than suppliers that only provide separate component parts. Full service suppliers with strong OEM relationships are expected to benefit from this trend.

  Increasing Plastic and Composite Usage on Vehicles

        The plastic and composite content of vehicles manufactured in North America has been increasing and is expected to increase in the future. The Plastics Industry Association estimates that automotive OEMs used 339 million pounds of reinforced thermoset composites in 2001 and projects use of 467 million pounds in 2004, a compounded annual growth rate of 11.3%. The increase in plastic and composite content is largely driven by the advantages that plastics and composites have over other materials for use in the fabrication of vehicle components, including:

  •
  Lighter weight. The use of lightweight plastics and composites enables automakers to deliver increased fuel efficiency, lower emissions and better vehicle performance without compromising size and comfort.

  •
  More easily shaped and manufactured. Plastics and composites can be molded and shaped into a wider variety of creative and attractive styles, allowing automotive designers increased design flexibility relative to that available with steel and other metals.

  •
  Less expensive tooling. Tooling for a plastic or composite component is generally less expensive than that for an equivalent steel part.

        As consumers demand a wider selection of more unique, customized vehicles, automakers are producing more niche vehicles and increasingly customizing the exteriors of their passenger cars and light trucks. The number of niche vehicles in production has risen in recent years and the proliferation of vehicle models in general has accelerated. Further, OEMs have been updating the styling of their models more frequently in order to maintain consumers' interest in their models. These trends create opportunities for manufacturers of exterior components capable of designing unique, customized features into their products.

Our Business Strategy

        Our business strategy is to leverage our position as a leading supplier of innovative exterior, interior and lighting solutions to the North American automotive industry to capitalize on profitable opportunities presented by our customers and the marketplace. Key elements of our operating and growth strategies are outlined below.

  Operating Strategy

        We are in the second year of implementation of a program we refer to as the Meridian Business System, or MBS, a cost saving manufacturing process based in part on the Toyota Production System. MBS is intended to build consistency into our production process by providing a mechanism to measure our results, benchmark our goals and monitor our progress. We have identified five model plants to begin the full implementation of MBS during 2002 including Ionia and Grand Rapids, Michigan, Lenoir, North Carolina, Grabill, Indiana and Brantford, Ontario, Canada. As each of these plants undertakes an initiative for improvement, other plants are actively involved in the process to help facilitate the implementation of MBS throughout the organization. We expect to have MBS introduced at each of our facilities over the next several years. We expect that the implementation of MBS will assist us in ensuring accountability at every stage of production, allowing us to better meet our customers' expectations for quality, delivery, innovation and cost. MBS encourages the full participation of all associates, management, suppliers and customers in tracking systems that measure, and drive improvement in, total operating performance. MBS has resulted in numerous process changes which have yielded significant productivity and cost improvements.

        As part of our continuing implementation of MBS across our organization, we intend to:

  Continue to Optimize Operating Efficiencies and Manufacturing Excellence

        We intend to remain focused on optimizing our operating efficiencies by:

  •
  lowering our cost of production through standardizing and automating our manufacturing processes, investing in technologically-advanced equipment, and improving product flow;

  •
  eliminating redundancies and optimizing labor costs; and

  •
  reducing our material costs through volume purchasing and product design re-engineering.

        Examples of our success in realizing operating efficiencies include:

  •
  Improving our safety, quality and manufacturing efficiencies through process improvements. Each of our manufacturing facilities is QS 9000 certified. Our defective parts per million, or PPM, has improved at Ford, for example, on stamped steel bumpers from approximately 3,000 PPM in 1996, prior to our purchase of American Bumper, to 31 PPM in 2001 and 19 PPM during the six months ended June 30, 2002. In addition, each of our facilities has undergone a transformation and revitalization in process flow, reorganization and housekeeping.

  •
  Concentrating on our most efficient facilities. During 2000 and 2001, we closed, sold or idled 12 facilities without a material disruption to customer service, a decrease in product quality or a reduction in our manufacturing capabilities. In addition, we have reduced our associate levels by approximately 25% over the past 24 months from approximately 7,900 in July 2000 to approximately 5,900 in June 2002. We have increased our sales per associate from $161,500 for the year 2000 to an annualized $179,900 during the first half of 2002.

        We expect to realize additional operating improvements from the ongoing implementation of MBS at our facilities. We believe these strategic initiatives will enable us to improve our operating efficiencies and our return on invested capital. Our EBITDA margin has improved from 8.1% for the year 2001 to 10.4% during the first half of 2002. We expect that our cost saving initiatives will continue to be reflected in our operating performance and profitability.

  Maintain our Commitment to Quality and Customer Satisfaction

        We are committed to strengthening our relationships with our customers through enhanced product quality and customer service. These efforts have recently resulted in a number of prestigious awards from our customers, including GM's Supplier of the Year for interior components in 1998, 1999 and 2000, GM's Supplier of the Year for energy absorbers for each of 1997 through 2000, Ford's World Excellence Award in 2000 and 2001 for metal bumpers, Toyota's Quality and Value Improvement Award in 2001, Honda's Service Parts Delivery and Quality Award in 2001 and Subaru's 2001 Quality Award. We believe that our participation in the design process, development of new technologies, reliable delivery and high quality products help further our goal of customer satisfaction. We believe that our customer-centered approach will continue to result in increased business opportunities.

  Continue our Commitment to Safety, Health and Environment

        Our management team is committed to maintaining a safe working environment as a key element in improving our operating efficiency. Since 1997 our lost workday injury frequency rate has been reduced from 10.9 to 0.7 per 200,000 hours worked for the year 2001. During 2001 our manufacturing facilities in Ionia and Dearborn, Michigan and Angola, Indiana received ISO 14001 certification. Currently, our remaining facilities are seeking ISO 14001 certification. ISO 14001 certification means that a facility has conformed to an internationally-recognized standard for implementation of an environmental management system, which should lead to improved environmental performance. Our customers generally are seeking assurances that their Tier 1 suppliers adhere to certain practices with respect to environmental matters in the form of ISO 14001 certification or, in certain cases, self-certification or adoption of Environmental Management System programs at the plant level. Accordingly, ISO 14001 certification, or, pending ISO 14001 certification, self-certification or implementation of internal Environmental Management System programs is an important qualification which OEM's consider when awarding business to a Tier 1 supplier's plants. In May 2002, our Newton, North Carolina plant was honored by the State of North Carolina with the Gold Award for industrial safety.

  Growth Strategy

        Our growth strategy is focused on exceeding OEM customers' expectations for quality, service and innovation. We expect to grow by capitalizing on our competitive strengths to gain additional business from existing and new customers through the following initiatives:

  Leverage Existing Customer Relationships and Pursue New Customer Relationships

        We are actively pursuing opportunities which, when combined with our portfolio of awarded business, we expect to drive a significant portion of our anticipated growth through 2007. As a result of our strong OEM relationships with GM, Ford and DaimlerChrysler, we expect to continue to realize a significant portion of our growth by participating in new programs and increasing our content on existing programs. In addition, we are seeking to expand our relationships with foreign automotive manufacturers. Examples include expanding our relationship with Toyota, for whom we currently produce the front beam assembly system for its luxury SUV, the Sequoia, and its Tundra pickup truck. Although we currently do not supply products directly to Hyundai Motor Company, or have any contracts to do so, we are engaged in discussions with Hyundai regarding becoming a supplier for its Alabama manufacturing facility which is scheduled to begin production in 2005.

  Grow Our Operations in Mexico

        We are actively pursuing new business opportunities for our Celaya, Mexico facility. In addition, we will selectively evaluate relocating existing production to this facility based upon customer requirements and cost-effectiveness. It is our belief that customers in Mexico will increasingly require suppliers to deliver components to their facilities in the sequence in which they are used to manufacture vehicles. A strong local presence will be required in order to satisfy this requirement. Our Celaya, Mexico facility offers a wide array of composite capabilities, and we are currently adding topcoat-painting capabilities, which are scheduled to be operational in the first quarter of 2004. Importantly, our facility is near a significant number of automotive facilities, including GM's Silao, Ramos and Arizpe facilities, DaimlerChrysler's Toluca facility, and Ford's Cauautitlan facility.

  Capitalize on the Trend Toward Increased Use of Composites and Plastics in Vehicles

        We intend to leverage our comprehensive design, engineering and manufacturing capabilities to capitalize on the trend toward the use of more composites and plastics for a variety of new vehicle applications. Our engineers have been successful in working with OEMs and Tier 1 suppliers to develop new applications for composites and plastics in exterior and interior components, and we plan to continue these efforts in the future.

  Capitalize on the Continued Trend Toward Comprehensive Modules and Systems

        We believe that the trend toward comprehensive modules and systems supply will continue as OEMs seek ways to improve quality and reduce costs. We intend to capitalize on this trend by utilizing our manufacturing capabilities for a number of components which we integrate into a more comprehensive module or system. For example, we have been awarded the front end module for the 2003 Ford Expedition and Lincoln Navigator, for which we supply the bumper assembly, fascia, grille opening reinforcement and fog lamps as an integrated module directly to Ford's assembly plant. We have also been awarded the rear end module for these vehicles for which we supply the bumper assembly, fascia and integrated hitch assembly. As more OEMs utilize modular assembly on more platforms, we believe we are positioned to take advantage of this trend. Also, in addition to supplying interior modules and systems to OEMs directly, we intend to work with other automobile parts suppliers, as necessary, to supply them interior modules and systems to be included in larger modules and systems provided directly to OEMs.

  Expand Our Technology Capabilities

        OEMs increasingly expect automotive suppliers to improve performance and quality through new and technologically innovative products. We continue to provide technologically advanced products by regularly updating and enhancing our product line and introducing and developing new products, such as next generation sheet molded composite body panels, ultra violet thermal hybrid sealer, paint film technology and vacuum metalized circuits. We will continue to make investments in our technology and design capabilities in an effort to develop innovative, value-added products.

Competitive Strengths

        We have developed key competitive strengths that allow us to capitalize on industry trends and provide us the opportunity to execute our operating and growth strategies. These key strengths include:

  Broad Product Offering

        We have manufacturing capabilities and product offerings that are diverse and well integrated which we believe makes our products attractive to our customers. This breadth of product offerings allows us to more precisely meet our customers' design and function objectives and participate earlier in design discussions. Our significant participation in vehicle design enables us to further strengthen our customer relationships.

  Strategic Vehicle Profile

        We are well positioned on high-volume and high-growth vehicle models and platforms. Approximately 69% of our net sales result from the sales of components, modules and systems used on light trucks and SUVs. According to Automotive News, light trucks and SUVs have grown from 42% of the vehicles sold in North America in 1995 to 50% in 2001.

  Leading Product Positions

        We believe we have strong market positions in each of our major product lines. Currently, we supply the front and rear bumper systems for a number of high-volume vehicles, such as Ford's F-Series truck, Expedition and Ranger and Lincoln Navigator. We also have been awarded contracts to supply certain exterior composite components for such high-profile niche vehicles as the Dodge Viper, Chevrolet Corvette, Cadillac XLR and GM H2 Hummer. In addition, we are the leading supplier of interior floor consoles for GM's luxury SUVs, and we supply certain interior components, including center consoles, cupholders and interior lighting, for DaimlerChrysler's minivans. Our leading supply position across a number of product lines increases our importance to our OEM customers and allows us to compete effectively in each of the markets that we serve.

  Strong OEM Relationships

        We have formed strong relationships with our major OEM customers as a result of our focus on providing the highest quality products and service. As a result of our exceptional service and performance record, since 1997, we have won a number of awards from our customers. We also participate on the supplier advisory councils of both Ford and GM, which better enables us to work closely with their senior management and design teams. These strong relationships, coupled with our focus on exceeding expectations, have assisted us in obtaining new business awards, including content on GM's luxury SUVs such as the Cadillac Escalade, the GMC Denali and Yukon, and on the new Ford Expedition, Lincoln Navigator and the Ford F-150 pickup truck.

  Experienced Management Team

        Our management team includes individuals with extensive automotive industry experience as well as individuals with senior management experience in closely related industries. The leadership at the senior level is guided by Robert H. Barton, III, our Chairman since April 1997, and President and Chief Executive Officer from April 1997 to January 2002, and H. H. ("Buddy") Wacaser, our President and Chief Executive Officer since January 2002, and Director since August 16, 2002, and prior thereto our Executive Vice President, Operations since November 1997. Mr. Barton brings over 40 years, and Mr. Wacaser over 30 years, of global executive experience directly focused on the automotive sector. A significant portion of our senior management team's potential annual compensation is based upon the achievement of financial performance goals. Consequently, we believe that our senior management's interests are properly aligned with the interests of our stockholders.

  Comprehensive Design and Engineering Capabilities

        We have a strong track record in product development and engineering. These capabilities allow us to provide our customers with high quality, efficiently manufactured and innovative products. We employ over 100 design professionals dedicated to serving the needs of our OEM customers. We collaborate with our OEM customers throughout the product development process beginning with the original concept through design and engineering to prototyping and implementation of manufacturing to ensure successful product launches. In working with our OEM customers throughout the product development and manufacturing process, we are able to generate cost-saving opportunities, reduce product development time and improve vehicle quality by better integrating components into the assembled vehicle.

Products

        We operate our business in three segments:

  •
  Front and Rear End Modules, which includes bumpers, fascias bumper systems and front and rear end modules;

  •
  Exterior Composites, which includes various exterior composite parts; and

  •
  Interiors and Exterior Lighting, which includes various interior parts and components and exterior lighting components.

        The following table sets forth the percentage of net sales for our three segments for the years ended December 31, 1999, 2000, 2001 and for the six months ended June 30, 2002.

Segment	1999	2000	2001	Six months Ended June 30, 2002
Front and Rear End Modules	76%	45%	30%	34%
Exterior Composites	0	24	39	36
Interiors and Exterior Lighting	24	31	31	30

Total	100%	100%	100%	100%

        For additional financial information concerning our three segments, see note 18 to our December 31, 2001 consolidated financial statements and note 13 to our June 30, 2002 consolidated financial statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

        The following discussion describes each of our segments, as well as the major products within each segment.

  Front and Rear End Modules

        Our Front and Rear End Modules segment focuses on the design, engineering and manufacture of front and rear end modules and bumper systems. We are one of the largest, and we believe one of the most technologically advanced, manufacturers of front and rear end modules and bumper systems in North America. We design, engineer and manufacture chrome plated and painted stamped steel bumpers, steel rollform beams, energy absorbing foam and plastic fascias, all of which we integrate in the front and rear end modules and bumper systems that we produce. Key vehicle platforms include the Ford F-Series trucks, Expedition, Ranger, Taurus, Focus, Mercury Sable and Lincoln Navigator.

        We have historically targeted stamped steel bumper products for the light truck and SUV segments of the automotive market. This market is attractive for several reasons, including:

  •
  the recent growth of this market relative to cars;

  •
  vehicles in this market require a high degree of value-added content and other services, including chrome plating and body color painting, which we provide;

  •
  the importance of bumper design and engineering to the overall look and performance of these vehicles; and

  •
  the continuing prevalence of stamped steel bumpers on light trucks.

  Exterior Composites

        Our Exterior Composites segment focuses on the design, engineering and manufacture of a wide variety of exterior and structural plastic composite components for light trucks, SUVs, passenger cars and heavy trucks. These components, which usually consist of a composite material that blends glass or other fibers and plastic resins, are used in such applications as body panels, fenders, tailgates, midgates, step assists, tonneau covers, hood assemblies, grille opening reinforcements, pickup truck boxes, valve covers and structural reinforcements. Composite materials not only offer significant weight savings to OEMs but also offer a high degree of design flexibility with low initial investment and tooling costs compared to other materials. Our composite materials capability has resulted in our significant participation on niche vehicles such as the Chevrolet Corvette, Dodge Viper, GM H2 Hummer, Cadillac XLR, Ford Thunderbird and Lincoln Aviator.

  Interiors and Exterior Lighting

        Our Interiors and Exterior Lighting segment focuses on the design, engineering and manufacture of interior components and modules and exterior lighting components. We design, engineer and manufacture interior trim components and modules for the automotive industry, which are predominately manufactured through plastic injection molding. Our products include floor consoles, instrument panels, door panels, cupholders, glove boxes, ash trays and decorative trim panels. While we are currently a Tier 1 supplier of interior components and modules, we believe that we may become a Tier 2 supplier of interior components and modules because one of our customers has indicated they may limit their purchases of such components and modules to suppliers who can supply a broader range of interior components and more complete modules. One or more Tier 1 suppliers may decide to produce themselves the modules or components that we produce as a Tier 1 supplier, and not source us with these components or modules. Although we may become a Tier 2 supplier for our interior components and modules, we believe our net sales will not be materially affected by this change. Because of the potential of expanding our relationships with Tier 1 suppliers, we believe we may also have incremental business opportunities in this segment.

        In addition, we design, engineer and manufacture exterior lighting components for the automotive industry. Our products include tail lamps, park and turn lights, license lamps, signal lamps, fog lamps and center high mount stop lamps. We have also historically manufactured a small number of composite products for companies outside the automotive industry.

        Key vehicle platforms include GM's luxury SUVs and DaimlerChrysler minivans.

Customers

        The North American automotive manufacturing market is primarily comprised of GM, Ford and DaimlerChrysler, which represented approximately 74% of vehicle production of the North American market in 2001. In recent years, foreign automotive companies have increased their production in North America and are expected to continue to do so. We currently supply our products primarily to Ford, GM and DaimlerChrysler, and have increased our efforts to expand our relationship with foreign automotive companies with manufacturing operations in North America. Currently, we supply products to Toyota, Honda, Subaru, Mazda and Mitsubishi.

        The following table sets forth the percentage of net sales by customer for the years ended December 31, 1997, 1998, 1999, 2000 and 2001 and the six months ended June 30, 2002:

Customer	1997	1998	1999	2000	2001	Six Months Ended June 30, 2002
Ford	100%	98%	66%	45%	31%	33%
GM	0	0	6	17	30	32
DaimlerChrysler	0	0	12	17	17	16
Other	0	2	16	21	22	19

Total	100%	100%	100%	100%	100%	100%

        Since 1997, when Ford was our only customer, we have balanced our customer base. In the first six months of 2002, no single customer directly represented more than 33% of our sales. Since 1997, we have been successful in diversifying our customer base primarily through the implementation of our focused acquisition strategy. We acquired contracts and relationships with GM and DaimlerChrysler with our acquisition of Lescoa, and with our acquisitions of Lorro and Cambridge we acquired contracts and relationships with each of GM, Ford and DaimlerChrysler.

        The following table presents an overview of the major models currently in production for which we supply products and are also the sole source supplier for the listed components and assemblies:

Customer	Vehicle	Component or Assembly
Popular Vehicles
Ford	F-Series Truck
Front Bumper System, Rear Bumper System-Styleside, Outer Fenders/Crew Cab and Outer Fenders/Flareside, Rear Bumpers-Heavy Duty, Fan Shrouds, Rear Chrome Bumper Assembly, Rear Painted Bumper Assembly and Rear Bracket
	Expedition/Lincoln Navigator	Front/Rear Bumper System, Fog Lamps, Front/Rear Isolators and Hitch Assembly
	Ranger/Mazda Pickup	Front/Rear Bumper System, Skid Plate, Cross Car Beam and Splash Fenders
	Taurus/Mercury Sable	Front/Rear Beam Assembly, Front/Rear Isolator and Wagon Load Floor
	Focus	Front/Rear Beam Assembly, Front/Rear Isolator, Toe Impact, Spare Tire Bolster and Inserts
GM	GMC Yukon/Chevrolet Suburban/Cadillac Escalade/GMC Denali	Console Compartment, Front Bumper Beam, Step Assist, Roof Ditch Molding, Skid Plate and Upper/Lower Bezel
	Chevrolet Avalanche/ Cadillac Escalade EXT	Tailgate and Midgate
	Chevrolet Silverado	Composite Pickup Truck Box, Roof Ditch Molding, Instrument Panel Cupholder
	Chevrolet Impala	Console, Steering Column Filler, End Caps, Radio Trim Plate and Rear Shelf
DaimlerChrysler	Minivan	Removable Center Console, Underseat Cupholder, Instrument Panel Cupholder/Convenience Tray, Console Tray/Map, Interior Lighting and Smoker's Kit
Toyota	Sequoia	Front Beam Assembly
	Tundra	Front Beam Assembly
Niche Vehicles
Ford	Lincoln Aviator	Grille Opening Reinforcement and Front Fenders
	Thunderbird	Filler Panel and Front Impact Beam

GM	H2 Hummer	Hood and Fenders
	Cadillac XLR	Door Panels
Chevrolet Corvette
Hood Assembly, Right Hand/Left Hand Door Assembly, Targa Hatch Surround, Decklid Assembly, Convertible Surround, Tonneau Assembly, Right Hand/Left Hand Door Surround, Coupe Surround, Hatch Assembly, and Head Lamp Door
DaimlerChrysler	Dodge Viper	Sheet Molded Composite Panels, Tail Lamps, License Lamps, Center High Mount Stop Lamps and Backup Lights

Materials and Supply Arrangements

        The products that we produce require a variety of raw materials, including steel, resins and paint. We deal with a number of raw materials suppliers and brokers and limit our dealings to parties who have consistently delivered raw materials which meet specified levels of quality and grade. Generally, commodities such as steel, resins and paint can be purchased from any number of sources with relatively small differences in price between suppliers.

        A number of our contracts with customers provide for price adjustments related to changes in the cost of raw materials, but not in all cases or with respect to all raw materials. As a result, we believe we have reduced exposure to market price fluctuations with respect to certain raw materials. In order to manage potential cost fluctuations with respect to resins, we have entered into a long-term supply contract with Ashland Specialty Chemical Company, a division of Ashland, Inc. Conditioned upon Ashland consistently meeting certain price, quality and technological advancements, we agreed to purchase resin from Ashland for a period of five years ending December 31, 2006. In addition, Ashland will provide research and development, technical and marketing expertise for the development of advanced resin compounds to us. We have also placed nickel futures contracts on the London Metals Exchange as a hedge against market volatility for nickel.

        In the process of manufacturing production line-ready parts, we purchase certain sub-components from manufacturers specified by our OEM customers. We seek competitive bids on the parts we purchase if two or more potential Tier 2 manufacturers of the part are each approved as a supplier by the OEM.

        We employ just-in-time manufacturing and sourcing systems to meet customer requirements for faster deliveries and to minimize our need to carry significant inventory levels. We have not experienced any significant shortage of raw materials and normally do not carry inventories of raw materials or finished products in excess of those reasonably required to meet production and shipping schedules.

Competition

        The automotive supplier marketplace is competitive. Our customers rigorously evaluate suppliers on the basis of product range and capabilities, quality, price, technical expertise and development capability, new product innovation, reliability and timeliness of delivery, customer service and overall management. Some of our competitors may have greater financial resources than we or a competitive advantage in the production of any given product that we manufacture. For example, some of our competitors provide a wider range of interior modules and systems than we do and, therefore, may be in a better position to take advantage of OEM purchasing trends for these products. While we are currently a leading supplier of front and rear end modules, bumper systems, exterior composites, and interior floor consoles, we cannot assure you that we will be able to continue to successfully compete in markets for the products that we currently provide.

Labor Relations

        We currently employ approximately 5,900 employees, of which approximately 61% are not affiliated with any labor union. The collective bargaining agreements with our unionized associates expire February, September, October and December 2003, April, August, September and December 2004 and October 2005. Since the current management team began to arrive at Meridian in 1997, we have not experienced any work stoppages and consider our relations with our associates to be good.

Research and Development

        Consistent with our engineering focus, we have developed relationships with the engineering departments of our customers. These relationships not only help us identify new business opportunities, but also enable us to compete based on the quality and innovation of our products and services. We are currently involved in the design stage of several products for our customers.

        Currently, we are working on a number of advanced research and development projects. These include next generation sheet molded composite body panels, ultra violet thermal hybrid sealer, paint film technology and vacuum metalized circuits.

        Our research and development expense was approximately $0.8 million, $1.6 million and $0.5 million in 2001, 2000 and 1999, respectively.

Environmental, Health and Safety Matters

        We are subject to laws and regulations governing the protection of the environment, health and safety, including laws regulating the generation, storage, handling, use and transportation of hazardous materials, the emission and discharge of hazardous materials into the air, soil and water, and the health and safety of our associates. We are also required to obtain permits from governmental authorities related to environmental, health and safety matters for certain operations. We cannot assure you that we have been or will at all times be in compliance with such laws, regulations and permits. If we fail to comply with these laws, regulations or permits, we could be fined or otherwise sanctioned by regulators, or in certain circumstances, could be sued by private parties. In some instances, such a fine, sanction or suit could be material. In addition, because the environmental, health and safety laws and regulations are complex, change frequently and have tended to become more stringent over time, we cannot assure you that these requirements will not change in the future in a manner that could have a material adverse effect on our business and cash flow.

        We are also subject to laws imposing liability for the investigation and cleanup of contaminated property. Under these laws, we could be held liable for costs and damages relating to contamination at our current or former facilities and at third party sites at which our facilities may have disposed of hazardous wastes. The amount of such liability could be material. We are currently incurring costs with respect to an investigation of the presence of hazardous materials at certain properties. Some of these costs are being incurred under the Federal Comprehensive Environmental Response, Compensation and Liability Act and analogous state laws. We have recorded reserves to cover such costs and liabilities with respect to sites with known investigation or remediation obligations. However, we cannot assure you that such costs and liabilities will not exceed the amount of our current reserves. We may in the future incur costs for the investigation, monitoring or remediation of contaminated property, which could have a material adverse effect on our business and cash flow.

Patents and Trademarks

        We own and maintain U.S. and foreign patents and other rights to intellectual property relating to our business, which we believe are appropriate to protect our interest in existing products, new inventions, manufacturing processes and product developments. We also have applications for certain trademarks pending. We do not believe that any single patent or trademark is material to our business nor would the expiration or invalidity of any patent or trademark that is subsequently registered have a material adverse effect on our business or our ability to compete. We are not currently engaged in any material infringement litigation, nor are there any material claims pending by or against us.

Properties

        Our principal executive offices are located at 550 Town Center Drive, Suite 475, Dearborn, MI 48126. The following table provides information regarding our facilities. We operate 20 principal manufacturing facilities located in Illinois, Indiana, Kansas, Michigan, Ohio, New York and North Carolina as well as in Canada, Mexico and Brazil, which are strategically located close to our customers' assembly facilities to facilitate efficient delivery.

Location	Principal Use	Owned/ Leased
Alabama, Montgomery	Sales office	Leased
Illinois, Centralia*	Manufacturing	Owned
Illinois, Centralia	Warehouse	Leased
Indiana, Angola*	Manufacturing	Owned
Indiana, Angola	Manufacturing	Leased
Indiana, Grabill*	Manufacturing	Owned
Indiana, Grabill	Manufacturing	Leased
Indiana, Huntington*	Manufacturing	Owned
Indiana, Rushville*	Manufacturing	Leased
Indiana, Shelbyville*	Manufacturing	Owned
Kansas, Kansas City*	Manufacturing	Owned
Michigan, Canton*	Manufacturing	Leased
Michigan, Dearborn	Corporate Headquarters	Leased
Michigan, Dearborn	Warehouse	Owned
Michigan, Dearborn*	Manufacturing	Owned
Michigan, Detroit	Warehouse	Leased
Michigan, Detroit*	Manufacturing	Leased
Michigan, Ionia*	Manufacturing	Owned
Michigan, Ionia	Manufacturing	Owned
Michigan, Ionia	Warehouse	Owned
Michigan, Kentwood*	Manufacturing	Owned
Michigan, Kentwood	Manufacturing	Leased
Michigan, Kentwood	Manufacturing	Owned
Michigan, Kentwood	Warehouse	Owned
Michigan, Kentwood	Warehouse	Leased
Michigan, Grand Rapids	Warehouse	Owned
Michigan, Grand Rapids	Administrative offices	Leased
Michigan, Madison Heights	Manufacturing	Leased
Michigan, Troy	Warehouse	Leased
New York, Canandaigua*	Manufacturing	Owned
New York, Canandaigua	Manufacturing	Owned
New York, Canandaigua	Manufacturing	Owned

North Carolina, Lenoir*	Manufacturing	Owned
North Carolina, Lenoir	Manufacturing	Leased
North Carolina, Lenoir	Warehouse	Leased
North Carolina, Newton*	Manufacturing	Owned
North Carolina, Salisbury*	Manufacturing	Leased
Ohio, Jackson*	Manufacturing	Leased
Oregon, Clackamas	Sales Office	Leased
Washington, Auburn	Warehouse	Leased
Washington, Auburn	Warehouse	Leased
Brazil, Rio Claro*	Manufacturing	Leased
Canada, Ontario, Brantford*	Manufacturing	Leased
Canada, Ontario, Brantford	Warehouse	Leased
Canada, Ontario, Woodstock	Warehouse	Leased
Mexico, Celaya*	Manufacturing	Leased

*
Principal facility

        We believe that substantially all of our property and equipment is in good condition. We believe that our existing facilities will be adequate to meet our production demands for the foreseeable future. In order to increase efficiency, we expect to continue to make capital expenditures for equipment upgrades at our facilities as necessary.

Legal Proceedings

        From time to time, in the ordinary course of our business, we may be subject to certain disputes and litigation. Except as described below, we are not involved in any material lawsuits. Historically, we have not been required to pay any material liability claims. In connection with our acquisition of the manufacturing assets of, and our minority interest in, Lorro, we were obligated under certain circumstances to make an earnout payment to Lorro based on the EBITDA of Lorro following the closing of such transactions. We believe that Lorro did not attain the required EBITDA targets under the acquisition agreement and that the earnout payment under the acquisition agreement is not due to the sellers. The sellers have claimed that our calculation of the EBITDA of Lorro for the period in question was not in accordance with the provisions of the acquisition agreement. This dispute is now the subject of a binding arbitration. The amount in dispute is approximately $9 million. We believe that the sellers' positions concerning the proper calculation of EBITDA under the agreement are erroneous and without merit. We have filed a motion for summary judgment in the arbitration proceeding. Oral arguments and limited discovery before the arbitrator have been conducted. We do not believe that the sellers will obtain a favorable outcome in this matter. However, the litigation process is inherently uncertain and it is possible that the resolution of any dispute or lawsuit, including our dispute with the sellers of the Lorro business, could be adverse to us. We believe, however, that the ultimate resolution of any pending litigation, individually or in the aggregate, will not have a material adverse effect on us. See "Business—Company Overview" for a further discussion of our business relationship with Lorro.

MANAGEMENT

Directors and Executive Officers

        The following table sets forth certain information regarding our directors and executive officers as of August 19, 2002.

Name	Age	Position
Robert H. Barton III	69	Chairman and Director
H. H. ("Buddy") Wacaser	53	President, Chief Executive Officer and Director
Richard E. Newsted	44	Executive Vice President, Chief Financial Officer
Jon F. Baker	58	Executive Vice President of Engineering and Product Development
Dean P. Vanek	44	Senior Vice President, General Counsel and Secretary
Francis I. LeVeque	43	President of FEM/REM Group
J. Steve McKenzie	45	President of Exterior Composites Group
Randall S. Wacaser	39	President of Interior Group
John P. Atkinson	41	Vice President of FEM/REM Group
Tony P. Baumgartner	48	Vice President of FEM/REM Group
Thomas C. Eggebeen	51	Vice President of Human Resources
Gary A. Milburn	54	Vice President of the International Group
Craig S. Shatzer	50	Vice President of Purchasing and Strategic Planning
David B. White	52	Vice President of Sales
Richard H. Bott	55	Director
Thomas C. Graham	75	Director
Jeffrey J. Hodgman	59	Director
Peter S. Macdonald	43	Director
John F. Maypole	63	Director
Donald A. McKay	56	Director
Henry A. Nickol	70	Director
John E. Schlifske	43	Director
Jack C. Skoog	72	Director
Gary L. Swenson	65	Director
Thomas K. Walker	61	Director

Robert H. Barton III

        Mr. Barton serves as our Chairman. Prior to 2002 he served as our Chairman, President and CEO. Prior to joining Meridian, Mr. Barton served as the Chairman, President and Chief Executive Officer of Alcoa Fujikura Ltd., a joint venture between Alcoa and Fujikura Ltd. of Japan. Until 1999, Mr. Barton was also non-Executive Chairman of J.L. French Holdings. Mr. Barton is a member of Ford Motor Company's International Supplier Advisory Council. Following graduation from Lehigh University with a degree in civil/electrical engineering, Mr. Barton joined Alcoa for a short period before serving five years in the U.S. Air Force as a Captain and Flight Examiner. Returning to Alcoa, Mr. Barton served in various marketing management assignments culminating in Industry Manager—Building and Construction. He continued his education at Carnegie Mellon University in Pittsburgh studying business management. He was then named New York District Sales Manager and General Manager of Alcoa Export. Following a four-year term where he was assigned to London and Lausanne, Switzerland as Alcoa General Manager of Marketing Sales and Distribution for the European Region. He returned to Pittsburgh as President—Alcoa Conductor Products Company. He later led the formation of Alcoa Fujikura Ltd., which subsequently purchased Alcoa Conductor Products Company. Mr. Barton also served on the boards of U.S. Alumweld Company, Outlook Nashville and the Japan-Tennessee Society and was Chairman of the Tennessee Delegation of the Southeast Governors U.S.—Japan Organization. In addition, Mr. Barton is a member of the American Society of Civil Engineers and Society of

Automotive Engineers. He currently serves on the boards of Alcoa Fujikura Ltd. and H.C.C. Industries, Inc.

H.H. ("Buddy") Wacaser

        Mr. Wacaser serves as our President, Chief Executive Officer and Director. Between 1997 and 2002, he served as the Executive Vice President of Operations and continues to be responsible for the operations of all of our manufacturing facilities. Mr. Wacaser has over 33 years experience in manufacturing, quality and engineering. Prior to joining Meridian in 1997, Mr. Wacaser was employed by Alcoa Fujikura Ltd. from 1978 to 1997, most recently as Vice President of European Operating and Emerging Markets, and previously as Vice President EDS Operations—AFL North America, and prior to that as Operations Manager responsible for multiple plant operations. From 1967 to 1977 Mr. Wacaser was employed by ITT Automotive Electrical Products Division in various manufacturing positions. Mr. Wacaser received mechanical engineering training from the Thomas Area Vocational Technical School. Mr. Wacaser is the uncle of Randall S. Wacaser.

Richard E. Newsted

        Mr. Newsted joined Meridian in May 2001 and serves as our Executive Vice President, Chief Financial Officer. Mr. Newsted's managerial responsibilities include all financial and information systems functions of Meridian. Prior to joining us, Mr. Newsted served from 1994 to 2001 as Executive Vice President in various manufacturing, sales and finance capacities at AK Steel Holding Corporation, a steel production company. Prior to that, Mr. Newsted worked in various roles in the finance department at National Steel Corporation from 1979 to 1994, culminating in his being named Vice President, CFO and Secretary of the corporation in 1993. Mr. Newsted received a Master of Business Administration degree with honors from the University of Notre Dame and graduated magna cum laude from Ball State University with a Bachelor of Science degree in accounting.

Jon F. Baker

        Mr. Baker serves as our Executive Vice President of Engineering and Product Development and is responsible for directing all of our product engineering. Mr. Baker has served in the automotive industry for over 30 years. Prior to joining Meridian in 1997, Mr. Baker was an executive at Ford Motor Company where, immediately prior to this departure, he was Vehicle Line Director for the F-Series and Bronco/Expedition platforms. Mr. Baker's product development career includes experience in a variety of engineering and operating positions, including acting as Program Manager for the 1997 Escort and Probe and as Dean of the Ford Design Institute. Mr. Baker received a Masters of Science degree in Engineering from Iowa State University, and received a Master of Business Administration degree from the University of Michigan.

Dean P. Vanek

        Mr. Vanek joined Meridian in June 2001 and serves as our Senior Vice President, General Counsel and Secretary. Mr. Vanek was previously employed as General Counsel of McCook Metals Group LLC ("McCook") beginning February 1999. Prior to joining McCook, he had been counsel, manager for Arthur Anderson Worldwide LLP and counsel of Northrop Grumman Corporation. Mr. Vanek holds bar admission for the State Bar of Illinois and the United States District Court for the Northern District of Illinois. Mr. Vanek received his Juris Doctor degree from the John Marshall Law School and graduated cum laude from Cardinal Stritch University with a Bachelor of Arts degree in International Business.

Francis I. LeVeque

        Mr. LeVeque serves as President of our FEM/REM Group and prior to July 1, 2002, he served as our Senior Vice President of Sales. Mr. LeVeque has more than 16 years of automotive industry sales experience. Prior to joining Meridian in 1995, Mr. LeVeque sold special tooling and precision machined parts to North American OEM powertrain plants. He worked at MascoTech where he covered sales on the Ford account for the Precision Headed Products Division. Mr. LeVeque received a Bachelor of Arts degree in General Studies from the University of Michigan.

J. Steve McKenzie

        Mr. McKenzie joined Meridian in 1998 and has served, since June 2002, as President of the Exterior Composites Group. Mr. McKenzie's managerial responsibilities include oversight of Meridian's facilities producing primary automotive sheet mold compound exterior panels. Mr. McKenzie previously served as General Manager of the rollforming operations in Angola, Indiana. Prior to joining Meridian, Mr. McKenzie held various international manufacturing management positions. In 1998, Mr. McKenzie was General Manager of Mexican Operations for Siemens AG. From 1991 to 1997, Mr. McKenzie held the position of Director of Manufacturing Facilities Development for Streibel GmbH. From 1977 to 1991, Mr. McKenzie was General Manager of Emerging Markets for Alcoa Fujikura Ltd. He received a Master of Business Administration degree from Knightbridge University of London, England.

Randall S. Wacaser

        Mr. Wacaser joined Meridian in July 2000 and serves as President of the Interior Group. Mr. Wacaser's managerial responsibilities include oversight of Meridian's signal lighting facilities and plastic injection molding operations for automotive interior components. Prior to joining Meridian in 2000 as our Vice President, Interiors, Mr. Wacaser held various managerial and engineering positions at Alcoa Fujikura Ltd. from 1987 to 2000. Prior to Alcoa Fujikura Ltd., Mr. Wacaser held various engineering positions with Amoco Fabrics & Fibers and Lockheed Corporation from 1984 to 1986. Mr. Wacaser completed a graduate-level Corporate Financial Management Program at Rice University and holds a bachelor's degree with honors in Industrial Engineering Technology from Southern Polytechnic State University. Mr. Wacaser is the nephew of H. H. ("Buddy") Wacaser.

John P. Atkinson

        Mr. Atkinson joined Meridian in August 1989 and since July 1, 2002 has served as Vice President of the Plastic Group in Meridian's FEM/REM Group. Mr. Atkinson is responsible for Meridian's Detroit, Kansas City, Kansas, and Canton, Michigan operations. Mr. Atkinson previously served as Plant Manager in which role he worked on reorganizing Meridian's Detroit facility as well as the start-up of our Kansas City and Canton facilities. He has also held various other positions, including Production Manager for Meridian's Ionia, Michigan facility. Prior to joining Meridian in 1989, Mr. Atkinson worked for Prince Corporation and Rowe International. Mr. Atkinson received a Bachelor of Arts degree in Economics and Management from Albion College.

Tony P. Baumgartner

        Mr. Baumgartner currently serves as our Vice President of Operations, FEM/REM Group. Mr. Baumgartner joined Meridian in July 1998 and has had responsibility for Meridan's Ionia, Michigan and Angola, Indiana operations. Mr. Baumgartner began his career with Coleman Products Co. in 1974 where he was involved in plant startups in Nogalas, Mexico & Nogalas AZ, serving as Plant Engineer. In 1986, Mr. Baumgartner joined Alcoa Fujikura Ltd., where he managed its prototype facilities and, subsequently, an airbag wiring facility. During his tenure with Alcoa Fujikura Ltd., Mr. Baumgartner served for over three years in Hungary in various positions at Alcoa Fujikura Ltd. plants.

Thomas C. Eggebeen

        Mr. Eggebeen has served as Meridian's Vice President of Human Resources since November 1999 and is responsible for directing Meridian's employment policies. He also served as our Chief Information Officer from November 1999 through June 2001. Prior to joining Meridian, from 1991 to 1999, Mr. Eggebeen was Director of Finance and Chief Financial Officer of The Leslie Metal Arts Co., Inc., which was acquired by Meridian in May 1999. From 1989 to 1991, Mr. Eggebeen was Corporate Controller-Operations of Guardsman Products, a supplier of industrial coatings and consumer products. From 1982 to 1989 Mr. Eggebeen worked in various finance roles, including Assistant Corporate Controller at CTS Corporation. From 1974 to 1982 he worked in various capacities as an auditor at Ernst & Young. Mr. Eggebeen received a Bachelor of Arts degree in Mathematics from Calvin College and a Master of Science degree in Accountancy from Western Michigan University.

Gary A. Milburn

        Mr. Milburn joined Meridian in June 2000 and serves as Vice President of our International Group. Mr. Milburn's managerial responsibilities include Meridian's facilities in Mexico and Brazil. Prior to joining Meridian, Mr. Milburn held the position of Location Manager in Mexico from 1987 through June 2000 for Alcoa Fujikura Ltd. Mr. Milburn began his career in 1971 with Salant Corporation and progressed there to the position of General Manager in Mexico.

Craig S. Shatzer

        Mr. Shatzer joined Meridian in June 2000 and serves as Vice President of Purchasing and Strategic Planning. Prior to joining Meridian, Mr. Shatzer had 20 years of experience in various purchasing positions at Ford. He has over 10 years of management and strategic planning experience from his time at Ford. Mr. Shatzer received a Bachelor of Science degree from Duke University, a Master of Arts degree from Georgia State University and a Master of Business Administration degree in Finance from the University of Pittsburgh.

David B. White

        Mr. White is the Vice President of Sales and Marketing for Meridian. Prior to joining Meridian in 2000, Mr. White was the Director of Sales for Alcoa Fujikura Ltd. Mr. White also served as Vice President of Sales and Marketing for AFL Integrated Products. Prior to that, he worked in executive sales management positions with Honeywell International Inc. and Schlumberger Ltd. Mr. White holds a Bachelor of Arts degree from the University of Texas at Austin. Mr. White serves as the Chairman of the Executive Board of the Automotive Composites Alliance and is a member of the Society of Automotive Engineers.

Richard H. Bott

        Mr. Bott has served as a member of our board of directors since 2000. Mr. Bott currently serves as a Vice Chairman of Credit Suisse First Boston Corporation. From 1981 through November 1998, Mr. Bott served as a Managing Director of Credit Suisse First Boston Corporation. Mr. Bott received a Bachelor of Arts degree in Economics from Princeton University and a Master of Business Administration degree from Columbia University Graduate School of Business. Mr. Bott has indicated his intention to resign as one of our directors prior to the closing of this offering.

Thomas C. Graham

        Mr. Graham has served as a member of our board of directors since May 1997. Mr. Graham is also currently a principal at T.C. Graham Associates. Mr. Graham previously served as the former Chairman and Chief Executive Officer of AK Steel Holding Corporation. Mr. Graham received a degree in the Advanced Management Program from Harvard University and holds a Bachelor's degree in Civil Engineering from the University of Louisville.

Jeffrey J. Hodgman

        Mr. Hodgman has served as a member of our board of directors since May 1997. Mr. Hodgman currently serves as the Executive Vice President of Investments for Metropolitan Life Insurance Company, where he has worked since 1966. Mr. Hodgman also serves on the Board of Directors of Metropolitan Property and Casualty Insurance Company. Mr. Hodgman received a Bachelor of Science degree from Holy Cross College in 1965, a Master of Business Administration degree from the University of Michigan, and a degree in the Advanced Management Program from Harvard Business

School. Mr. Hodgman has indicated his intention to resign as one of our directors prior to the closing of this offering.

Peter S. Macdonald

        Mr. Macdonald has served as a member of our board of directors since May 1997. Mr. Macdonald has served as a Managing Director of Windward Capital Partners, LP since its founding in 1994 and, prior to that, spent seven years with the mergers and acquisitions group of Credit Suisse First Boston. Mr. Macdonald currently serves on the Board of Directors of Financial Pacific Company; Monitronics International, Inc.; Hollister-Stier Laboratories LLC; and Mobile Storage Group, Inc. Mr. Macdonald received a Bachelor of Science degree in Business Administration from the University of Southern California and a Master of Business Administration degree from The Wharton Graduate School of the University of Pennsylvania.

John F. Maypole

        Mr. Maypole has served as a member of our board of directors since April 1998. Mr. Maypole currently serves as a Director of Church & Dwight Co., Inc, Dan River Inc., MassMutual Financial Group, Whitehead Institute for Biomedical Research, and National Captioning Institute, Inc. Mr. Maypole was a member of the Board of Directors of Verizon Communications, Inc. (formerly Bell Atlantic Corporation). Mr. Maypole received a Bachelor of Arts degree in Economics from Yale University.

Donald A. McKay

        Mr. McKay has served as a member of our board of directors since July 2002. Mr. McKay was Executive Vice President, Chief Financial Officer of JC Penney Company from 1995 until his retirement on December 31, 2000. He served as a member of JC Penney Company's senior executive management committee and was also a member of the Board of Directors of JC Penney Company's subsidiary, Eckerd Drug Stores and Direct Marketing Services and is a member of the Board of Directors of Mobile Storage Group, Inc. Mr. McKay received a Bachelor of Science degree in Finance from the University of Illinois.

Henry A. Nickol

        Mr. Nickol has served as a member of our board of directors since May 1997. Mr. Nickol previously served as Vice President of Vehicle Operations for Ford Motor Company from October 1990 to October 1993. Mr. Nickol is currently a member of the Board of Directors of Alcoa Fujikura Ltd. Mr. Nickol received a Bachelor of Science degree in Mechanical Engineering from the University of Detroit, and received a Master of Science degree in Engineering Mechanics from the University of Michigan.

John E. Schlifske

        Mr. Schlifske has served as a member of our board of directors since May 1997. Mr. Schlifske currently serves as a Senior Vice President of Northwestern Mutual Life Insurance Company. Prior to that, Mr. Schlifske was a Director in The Securities Department of Northwestern Mutual and, prior to that, held various other positions with Northwestern Mutual. Mr. Schlifske has indicated his intention to resign as one of our directors prior to the closing of this offering.

Jack C. Skoog

        Mr. Skoog has served as a member of our board of directors from 1978 through February 2001 and April 2002 through present. Mr. Skoog was the founder of American Bumper and Manufacturing Company Inc., which was renamed Meridian in 1999. Mr. Skoog retired as our Chief Executive Officer in 1997 and remains a consultant to Meridian. Since 1997, Mr. Skoog has been President of Green Pen Inc., President of Blue Water Financial Corp., President of J.B. Construction, and the Managing Member of Fox Meadows LLC. Mr. Skoog received a Bachelor of Science degree from Central

Michigan University. Mr. Skoog is expected to resign as one of our directors upon repayment by Meridian of the installment note held by him.

Gary L. Swenson

        Mr. Swenson has served as a member of our board of directors since May 1997. Mr. Swenson founded Windward Capital Partners, L.P. in 1994 and has been its President and Senior Managing Director since that time. Prior to that, he was a Managing Director of Credit Suisse First Boston Corporation. Mr. Swenson received a Master of Business Administration degree from the University of Wisconsin. Mr. Swenson is a member of the Board of Directors of H.C.C. Industries, Inc.

Thomas K. Walker

        Mr. Walker has served as a member of our board of directors since April 2000. Mr. Walker is Chairman and Chief Executive Officer of Lackawanna Acquisition Corporation and is the former President of Amcast Automotive, where from 1995 to 1999, he directed all activities for the automotive group. Prior to that, he held senior executive positions with ITT Automotive and Allied-Signal Automotive Catalyst Co. He also served in a variety of manufacturing and engineering leadership positions with Volkswagen of America and with GM where he began his 37-year career in the automotive industry. Mr. Walker also serves on the National Advisory Board for Michigan Technological University and is a member of the Board of Directors of American Axle & Manufacturing, Inc. Mr. Walker received a Bachelor of Science degree in Mechanical Engineering from Michigan Technological University.

Composition of the Board of Directors

        Certain members of our Board of Directors, namely Messrs. Bott, Hodgman, Schlifske and Skoog have notified us that they intend to resign prior to the consummation of this offering due to internal policies of the organizations with which they are affiliated and other corporate and personal considerations. Our Nominating Committee is considering additional candidates for our board of directors to fill the vacancies created by any directors who resign and to ensure compliance with the independence requirements of                    and applicable law. For these and other reasons, the composition of our board of directors may change prior to and following the offering.

        It is our intention to be in full and timely compliance with all applicable rules of the                  and applicable law, including the currently proposed rules with respect to corporate governance matters, including the independence of our directors.

Committees of the Board of Directors

        Our board of directors has an audit committee, compensation committee and a nominating committee. The board may also establish other committees from time to time to assist in the discharge of its responsibilities.

Audit Committee

        The audit committee provides oversight of our accounting policies and financial reporting practices and is responsible for developing and implementing policies and practices relating to corporate governance, including monitoring and oversight of compliance with our standard of business conduct policy adopted in 2002. The audit committee makes recommendations to the board of directors regarding the independent auditors to be nominated for election by the stockholders and reviews the independence of such auditors, reviews and approves the scope of the annual audit activities of the independent auditors, and reviews the audit results with management and the independent auditors. The audit committee shall have no fewer than three members, and currently is comprised of Messrs. McKay, Graham and Walker, all of whom are independent, in the determination of the Nominating Committee and the Board.

Compensation Committee

        The duties of the compensation committee are to provide general oversight and review of our compensation and benefit plans to ensure that our management, other officers and outside directors are compensated effectively consistent with our compensation strategy, and that our compensation strategy supports corporate objectives and shareholders' interests. The compensation committee reviews and annually approves the individual elements of total compensation for our chairman, president and chief executive officer, and for other key executive officers, makes recommendations to the board of directors regarding targets for payouts under our bonus plans, makes recommendations to the board of directors regarding adoption or amendment of bonus plans, stock incentive plans, pension plans and other significant matters affecting compensation, reviews the financial performance of and oversees administration of our pension plans, and makes recommendations to the board of directors regarding directors' fees and other compensation-related matters pertaining to the board of directors. Messrs. Swenson, Maypole, Graham, and Nickol currently serve as members of the compensation committee. The membership of this committee will change either prior to or after the consummation of this offering in order to comply, on a timely basis, with the provisions of                        and applicable law.

Nominating Committee

        The nominating committee develops and reviews background information for candidates for the board of directors, including those recommended by stockholders, examines the candidates' relationship with Meridian to determine the candidates' "independence", and makes recommendations to the board of directors regarding such candidates. Messrs. Bott, Hodgman, and Schlifske currently serve as members of the nominating committee. The membership of this committee will change prior to the consummation of this offering in order to comply, on a timely basis, with the provisions of                        and applicable law.

Compensation Committee Interlocks and Insider Participation

        None of our executive officers or directors presently serve, or in the past has served, on the compensation committee of any other company with which we conduct business, nor do we expect any member of our compensation committee to serve, or in the past to have served, on the compensation committee of a company with which we conduct business.

Directors' Compensation

        Outside directors (those not affiliated with companies that own equity in Meridian) receive cash compensation of $40,000 per year for annual service on the board of directors. They are also reimbursed for reasonable out-of-pocket expenses incurred in connection with attendance at board of director meetings. Directors are eligible to receive options to purchase common stock under our 2001 stock option plan. In 2001, Messrs. Nickol, Maypole, Walker and Graham were each granted options to purchase 255.2066 shares at an exercise price of $377.66 per share.

        During 2001, we paid consulting fees of $175,000 to Henry A. Nickol in connection with his service as Vice Chairman and $218,750 to John F. Maypole for financial advisory services.

        In April 1997, Jack Skoog entered into a consulting agreement with us. Pursuant to the consulting agreement, Mr. Skoog shall be engaged as a consultant to Meridian so long as he remains a member of the board of directors, but in no event less than five years. The consulting agreement provides for compensation to Mr. Skoog in the amount of $100,000 per annum, payable in quarterly installments, and certain other benefits. Pursuant to the terms of the consulting agreement, Mr. Skoog, during the term of such agreement and for three years thereafter, may not consult with, advise or assist a competitor of ours, offer or solicit employment to our associates or engage in business with any competing entity of ours.

Compensation of Executive Officers

        The following table sets forth compensation information for 2001, 2000 and 1999 for our chief executive officer and the four other executive officers who were our most highly compensated executive officers for those years.

Summary Compensation Table

		Annual Compensation				Long-Term Compensation Awards
Name and Principal Position	Year	Salary		Bonus		Securities Underlying Options (# of shares)	All Other Compensation (1)(2)(3)(4)(5)(6)
Robert H. Barton III; Chairman(1)	2001 2000 1999	$ $ $	550,000 412,503 325,020	$ $ $	429,380 400,000 737,500	1,276.0329 0.4500 1.0000	$ $ $	96,941 69,945 54,950
H.H. ("Buddy") Wacaser; President, CEO and Director(2)	2001 2000 1999	$ $ $	350,000 222,355 191,690	$ $ $	217,560 150,000 240,000	1,020.8263 0.2500 0.3000	$ $ $	46,402 29,623 22,779
Richard E. Newsted; Executive Vice President, CFO(3)	2001		$218,750		$235,975	829.4214		$21,875
Jon F. Baker; Executive Vice President of Engineering and Product Development(4)	2001 2000 1999	$ $ $	275,000 217,772 183,773	$ $ $	106,838 100,000 200,000	829.4214 0.2500 0.3000	$ $ $	38,878 29,650 22,252
Brian Allenspach; Special Consultant on Heavy Truck Operations(5)	2001 2000 1999	$ $ $	250,020 250,020 250,020	$ $ $	89,700 35,000 230,000	382.8099 — 1.4478	$ $ $	179,656 43,979 40,500
Dean P. Vanek; Senior Vice President and General Counsel(6)	2001		$175,000		$100,000	382.8099		$17,500

(1)
Mr. Barton was appointed Chairman on January 1, 2002. Previously, Mr. Barton served as Chairman, President and Chief Executive Officer from April 30, 1997 through December 31, 2001. Mr. Barton received the following additional compensation as reported in the "All Other Compensation" column; $61,941 in Supplemental Executive Retirement Plan ("SERP") credits and $35,000 in Meridian 401(k) contributions in 2001; $39,945 in SERP credits and $30,000 in Meridian 401(k) contributions in 2000; and $24,950 in SERP Credits and $30,000 in Meridian 401(k) contributions in 1999.
(2)
Mr. Wacaser was appointed President and Chief Executive Officer on January 1, 2002 and was appointed Director on August 16, 2002. Previously, Mr. Wacaser served as Executive Vice President, Operations from April 30, 1997 through December 31, 2001. Mr. Wacaser received the following additional compensation as reported in the "All Other Compensation" column; $21,902 in SERP credits and $24,500 in Meridian 401(k) contributions in 2001; $9,013 in SERP credits and $20,610 in Meridian 401(k) contributions in 2000; and $22,779 in Meridian 401(k) contributions in 1999.
(3)
Mr. Newsted joined Meridian as our Executive Vice President, Chief Financial Officer on May 15, 2001. Mr. Newsted received the following additional compensation as reported in the "All Other Compensation" column; $21,875 in SERP credits in 2001.
(4)
Mr. Baker received the following additional compensation as reported in the "All Other Compensation" column; $17,628 in SERP credits and $21,250 in Meridian 401(k) contributions in 2001; $8,776 in SERP credits and $20,874 in Meridian 401(k) contributions in 2000; and $22,252 in Meridian 401(k) contributions in 1999.
(5)
Mr. Allenspach ceased to be an officer of Meridian, effective June 30, 2002. Mr. Allenspach received the following additional compensation as reported in the "All Other Compensation" column; $18,419 in SERP credits, $33,800 in Meridian 401(k) contributions, and a $127,437 taxable relocation allowance in 2001; $16,379 in SERP credits and $27,600 in Meridian 401(k) contributions in 2000; and $13,252 in SERP Credits and $27,248 in Meridian 401(k) contributions in 1999.

(6)
Mr. Vanek joined Meridian as our Senior Vice President and General Counsel on June 1, 2001. Mr. Vanek received the following additional compensation as reported in the "All Other Compensation" column; $17,500 in SERP credits in 2001.

  Option Grants

        The following table sets forth information concerning options granted to the named executive officers and directors in 2001:

					Potential realizable value of assumed annual rates of stock appreciation for option term(1)
	Individual Grants
	Number of securities underlying options granted	% of total options granted to associates in 2001	Exercise Price	Expiration Date
Name					5%	10%
Robert H. Barton III	1,276.0329	12.92%	377.66	6/30/11
H.H. ("Buddy") Wacaser	1,020.8263	10.34%	377.66	6/30/11
Jon F. Baker	829.4214	8.40%	377.66	6/30/11
Brian Allenspach	382.8099	3.88%	377.66	6/30/11
Richard E. Newsted	829.4214	8.40%	377.66	6/30/11
Dean P. Vanek	382.8099	3.88%	377.66	6/30/11

(1)
The potential realizable value is based on the assumption that our common stock appreciates at specified annual rates, compounded annually, from the date of grant until the expiration of the ten-year term. These numbers are calculated based on Securities and Exchange Commission requirements and do not reflect our projections or estimates of future stock price growth. Potential realizable values are computed by:
  •
  multiplying the number of shares of common stock underlying each option by the assumed initial public offering price of $             per share;
  •
  assuming that the aggregate stock value derived from that calculation compounds at the annual specified rate shown in the table until the expiration of the options; and
  •
  subtracting from that result the aggregate option exercise price.

  Actual gains, if any, on stock option exercises and common stock holdings are dependent on the time of such exercise and the future performance of our common stock.

        The following table sets forth the value at December 31, 2001 of unexercised options held by each executive officer. Note that there were no options exercised during 2001. The value of the options is based on $        per share.

	Number of Securities Underlying Options at fiscal year end		Value of Unexercised In-The Money Options at fiscal year end
Name	Exercisable	Unexercisable	Exercisable	Unexercisable
Robert H. Barton III	0.00	1,276.0329	0.00	0.00
H.H. ("Buddy") Wacaser	0.00	1,020.8263	0.00	0.00
Jon F. Baker	0.00	829.4214	0.00	0.00
Brian Allenspach	0.00	382.8099	0.00	0.00
Richard E. Newsted	0.00	829.4214	0.00	0.00
Dean P. Vanek	0.00	382.8099	0.00	0.00

Executive Severance

        We have entered into severance benefit agreements with each of our executive officers. Under these agreements, if the executive officer is involuntarily terminated for any reason other than cause or if the executive officer terminates their employment due to a decrease in duties or responsibilities or reduction of base salary, then the executive officer will receive the following: (i) 18 months of base salary; (ii) the maximum bonus for 18 months; and (iii) the continuation of active employee benefits for 18 months. "Cause" for purposes of this agreement is defined as "a willful engaging in gross misconduct materially and demonstrably injurious to the Company."

Employee Benefit Plans

  2001 Option Plan

        We maintain the 2001 Stock Option Plan under which associates designated by us are granted options. The options vested 20% on June 30, 2002 and then will vest in 20% increments annually over the following four years. If we achieve a 2003 EBITDA (which for these purposes excludes non-cash compensation expense associated with stock option grants and amounts otherwise recognized from our equity in Lorro, Inc.) of $160 million, the vesting will accelerate such that 30% of the options would vest on January 31, 2004, and 30% would vest on January 31, 2005. Options are exercisable upon vesting. Options become fully vested and immediately exercisable upon a change in control. For purposes of this plan, a change in control means (A) a "Person" (as the term is used in Section 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended) is or becomes the beneficial owner (as defined under Rules 13d-3 and 13d-5 under the Exchange Act) directly or indirectly of more than 35% of the total voting power of Meridian; or (B) during any twenty-four month period, the "Continuing Directors" cease to constitute at least a majority of the board of directors. For purposes of the foregoing, Continuing Directors means, during any two year period, the directors still in office who either were directors at the beginning of the two year period or who were directors elected to the board of directors and whose election or nomination was approved by a vote of at least two-thirds of the directors still in office who were directors at the beginning of the two-year period or whose election to the board of directors was previously so approved. A change in control does not occur, however, as a result of (i) the sale or transfer of any beneficial ownership interest of Meridian equity securities from any person that was a beneficial owner of such securities on July 1, 2002, or any of their respective Affiliates (a "Current Owner"), to any other Current Owner, (ii) any acquisition of equity securities by Meridian, (iii) any acquisition directly from Meridian (including though an underwriter or other financial intermediary), other than an acquisition by virtue of the exercise of a conversion privilege unless the security being so converted was itself directly acquired from Meridian, or (iv) any acquisition by an employee benefit plan (or related trust) sponsored or maintained by Meridian or any entity controlled by Meridian.

        All of the participant's options under our 2001 Stock Option Plan terminate (whether vested or not) if the participant is terminated for "cause" (as that term is defined in the 2001 Stock Option Plan or related stock option agreement). If a participant terminates due to disability or death, all of the participant's unvested options immediately vest and remain exercisable for 90 days after termination. If a participant terminates for any other reason, all unvested options expire immediately and the participant's vested options remain exercisable for 90 days after termination.

        The 2001 Stock Option Plan is administered by our compensation committee that determines the option price, the applicable option period, and other terms and conditions and restrictions with respect to the exercise of the options, including termination of the options. All options under the 2001 Stock Option Plan are granted for a period of no more than ten years from the date of grant. Capital adjustments to the number of shares subject to the options are permitted to reflect dividends, stock splits, and/or share combinations as deemed appropriate by our compensation committee. The 2001 Stock Option Plan may be amended or terminated at any time, provided that any optionees affected by such action consent in writing. Information concerning options granted to the named executive officers and directors in 2001 is provided in the "Option Grants" table above. The number of shares reserved under the 2001 Stock Option Plan is 11,484.2964 and we have granted options to purchase 9,876.4947 shares under the 2001 Stock Option Plan.

  2002 Equity Compensation Plan

        The proposed 2002 Equity Compensation Plan ("Equity Compensation Plan") would permit the grant of stock options, stock appreciation rights, restricted stock, and performance-based awards to select individuals. The Equity Compensation Plan will be administered by a committee designated by the Board (the "Committee"). The Committee will include at least two members who are non-employee directors within the meaning of the Securities and Exchange Commission Rule 240.16b-3. The Committee will have the authority to designate which employees, non-employee directors or consultants are eligible to participate, which eligible individuals will receive awards and will provide all terms, conditions or restrictions of such awards (including, the type and number of awards to be granted, when awards will be granted, exercisable or settled, and any performance conditions to be satisfied in connection with the Awards).

        Shares Available and Award Limitations.    The number of shares of common stock reserved and available for the grant of awards under the Equity Compensation Plan will be                            (6% of our fully diluted common shares). The number of shares available under the Equity Compensation Plan will be subject to adjustment in the event of stock splits, stock dividends, and other extraordinary events.

        For awards of restricted stock and performance units and/or performance shares, the Equity Compensation Plan limits the number of shares that may be issued pursuant to these awards to an aggregate of 10% of the shares, respectively, reserved under the Equity Compensation Plan. For awards of options designated as "incentive stock options" (intended to meet the requirements of Section 422 of the Code), the aggregate number of shares that may be subject to such options shall not exceed the initial                         million shares reserved under the Equity Compensation Plan. Shares available for awards under the Equity Compensation Plan may be either authorized and unissued shares or shares held in or acquired for our treasury.

        In order to qualify awards as "performance-based" compensation, the Equity Compensation Plan would also limit the number of shares subject to awards that may be granted to any one participant in any given fiscal year. Under this individual limitation, the maximum aggregate number of shares that may be granted pursuant to awards is                        , subject to adjustment for splits and other extraordinary corporate events. This limit includes the number of shares that may be paid to a participant pursuant to the exercise or settlement of an award. In addition, the Equity Compensation Plan limits the amount of cash that may be paid to an individual pursuant to an exercise or settlement of an Award in any given fiscal year to a maximum aggregate payout of $                        .

        Stock Options and SARs.    Stock options may be either designated as non-qualified stock options or incentive stock options. SARs may be granted either alone or in tandem with a stock option, and entitle the participant to receive the excess of the fair market value of a share on the exercise date (or other specified date) over the grant price of the SAR. Shares covered by the option will vest in one-third increments over a three year period from the stock option's grant date, unless otherwise provided by the Committee. Options will become immediately exercisable and remain exercisable for one year (or the remainder of their term, if shorter) upon a participant's termination due to death or disability, and for 90 days upon a participant's termination of employment, if not otherwise specified by the Committee. Stock options and SARs will have a maximum term of ten years (five years for 10% owners of Meridian, as determined under the Internal Revenue Code of 1986, as amended (the "Code"), a minimum purchase price of fair market value of a share as of the date of grant (110% of the fair market value of a share for 10% owners), and restrictions on transferability of the option or SAR.

        Restricted Stock.    Awards of restricted stock would entitle the participant to all of the rights of a Meridian shareholder, including the right to vote the shares and the right to receive any dividends, unless otherwise determined by the Committee. Before vesting, shares received as restricted stock may not be transferred by participants, and may be forfeited in the event of termination of employment. Shares will vest in one-third increments over a three year period from the award's grant date, unless otherwise specified by the Committee. Unless otherwise provided by the Committee, if the participant's employment terminates due to death or disability, all restrictions will lapse and the shares will become fully vested; if the participant's employment terminates for any other reason, the participant will forfeit any unvested shares of restricted stock.

        Performance-Based Awards.    Performance-based awards may be either performance units (having an initial value determined by the Committee) or performance shares (having a value equal to the fair market value of the shares on the grant date). Generally, performance-based awards require a participant to satisfy pre-established performance goals over a performance period, established by the Committee. The performance goals may consist of one or more business criteria and achievement of targeted performance levels based on such criteria may be a condition of the grant of the awards, their exercisability or settlement of such awards under the Equity Compensation Plan. Upon satisfaction of the performance goals at the end of the performance period, a participant will receive a payout in either cash or shares, as determined by the Committee, equal to the aggregate value of the performance units and/or shares at the end of the performance period. Unless the Committee determines otherwise, if the participant's employment or other service with us terminates due to death or disability, the participant will receive a prorated payout of the value of the performance units and/or shares; if the participant's employment terminates for any other reason, he or she will forfeit any and all rights to receive a payout pursuant to the award.

        Other Terms of Awards.    The Committee may permit participants to defer receipt of cash payable upon the settlement of all or part of an award. Awards may not be transferred, pledged, or otherwise encumbered except by will or by the laws of descent and distribution, or to a designated beneficiary upon the participant's death, unless permitted by the Committee and not prohibited by the Code or other applicable law. Unless the Committee determines otherwise, a participant's violation of restrictive covenants related to the participant's ability to solicit our customers or associates and the participant's duty to keep information about us confidential will trigger forfeiture of any unexercised option (whether or not vested) or other award that is not settled and will impose upon the participant an obligation to repay to us the amount of any gain realized from an award within six months before the violation of the restrictive covenants. In addition, a participant's awards may be offset (or reduced) by any amount the participant may owe us.

        Change in Control.    Unless a participant's award agreement provides otherwise, if there is a change in control of us, outstanding awards will immediately vest and be fully exercisable, any restrictions, deferral of settlement and forfeiture conditions of such awards will lapse, and goals relating to performance-based awards will be deemed met or exceeded to the extent specified in the performance-based Award agreements. For this purpose, a change in control means (A) a "Person" (as the term is used in Section 13(d) and 14(d) of the Exchange Act) is or becomes the beneficial owner (as defined under Rules 13d-3 and 13d-5 under the Exchange Act) directly or indirectly of more than 35% of the total voting power of Meridian; or (B) during any twenty-four month period, the "Continuing Directors" cease to constitute at least a majority of the Board. For purposes of the foregoing, Continuing Directors means, during any two year period, the directors still in office who either were directors at the beginning of the two year period or who were directors elected to the Board and whose election or nomination was approved by a vote of at least two-thirds of the directors still in office who were directors at the beginning of the two-year period or whose election to the Board was previously so approved. A change in control does not occur, however, as a result of (i) the sale or transfer of any beneficial ownership interest of Meridian equity securities from any person that was a beneficial owner of such securities on July 1, 2002, or any of their respective Affiliates (a "Current Owner"), to any other Current Owner, (ii) any acquisition of equity securities by Meridian, (iii) any acquisition directly from Meridian (including though an underwriter or other financial intermediary), other than an acquisition by virtue of the exercise of a conversion privilege unless the security being so converted was itself directly acquired from Meridian, or (iv) any acquisition by an employee benefit plan (or related trust) sponsored or maintained by Meridian or any entity controlled by Meridian.

        Amendment and Termination of the Equity Compensation Plan.    The Board may amend, suspend or terminate the Equity Compensation Plan or the Committee's authority to grant awards thereunder,

without shareholder approval unless shareholder approval is required by law, regulation, or stock exchange rule. Unless terminated earlier, the Equity Compensation Plan will terminate when all shares subject to Awards have been issued or purchased, or ten years from the date of adoption by the Board.

  401(k) Plan

        Meridian maintains three defined contribution plans under Section 401(k) of the Code that cover salaried employees. All plans are intended to comply with all provisions of the Code including the nondiscrimination rules of Section 401(a)(4) and the top-heavy requirements of Section 416. Most of Meridian's salaried employees are eligible to participate under one of these plans after six months of service. Participants in these plans may make contributions to the plan in an amount up to a maximum of 50% of their compensation, subject to various IRS limitations on the total annual amount of contributions. Meridian contributions (including matching contributions) are discretionary and are generally subject to a five-year gradual vesting schedule. Participants may direct the investment of their accounts in any combination of the investment funds selected by the plan administrator, and the accounts are subject to daily valuation. Under all plans, participants may take distributions as permitted under the Code.

  Supplemental Executive Retirement Plan ("SERP")

        Meridian maintains a SERP for individuals designated by us. We make a matching contribution on behalf of a SERP participant based on the participant's total deferral of compensation to both the qualified 401(k) plan that covers the participant and the Deferred Compensation Plan (discussed below). The maximum matching contribution under the SERP is five percent of the participant's base salary for the year, less any matching contributions actually made on behalf of the participant to the 401(k) plan for the year. If the participant qualifies for certain employer contributions under the Meridian's applicable 401(k) plan for a year, but the participant is unable to receive those contributions (or any portion of those contributions) on account of Code limitations or nondiscrimination testing results, the participant will receive those employer contributions (or portion thereof) under the SERP. The total maximum employer contribution for this purpose per year is ten percent of participant's base salary for the year, less any employer contributions actually made on behalf of the participant to the applicable 401(k) plan for the year. Each participant's account is credited with interest at the rate of 0.798% per month. A participant is fully vested at all times with respect to certain employer contributions made to the SERP that correspond to employer contributions that are not made under one of our 401(k) plans that would otherwise have been fully vested when made. A participant becomes fully vested in all other matching and employer contributions upon the participant's (i) death, (ii) disability, (iii) involuntary termination of employment without cause, or voluntary termination of employment for good reason, within 12 months after a change in control. Otherwise, the participant vests in the matching and other employer contributions at a rate of 20% for each full year of service, so that he is fully vested in all matching contributions after five years of service. Upon a change in control of us, the SERP requires the Company to establish a grantor trust that is an unfunded "rabbi" trust (subject to the claims of our general creditors) and to contribute sufficient funds to the trust to meet all benefit obligations under the SERP.

  Executive Deferred Compensation Plan

        Meridian maintains an Executive Deferred Compensation Plan under which a participant may defer a portion of his base salary, bonus or other non-recurring cash compensation. We designate which executives are eligible to participate in the Executive Deferred Compensation Plan. Amounts deferred are fully vested at all times. Deferred amounts are credited with interest at the rate of 0.798% per month. Amounts are distributed on such dates as are elected by the employee when making deferral elections, or upon termination of the employee's employment. Upon a change in control of the Company, the Executive Deferred Compensation Plan requires us to establish a grantor trust that is an unfunded "rabbi" trust (subject to the claims of our general creditors) and to contribute sufficient funds to the trust to meet all benefit obligations under the Executive Deferred Compensation Plan.

  Director and Officer Indemnification and Limitation on Liability

        Our certificate of incorporation, which will be effective upon the closing of this offering, provides that, to the fullest extent permitted by the Delaware General Corporation Law, none of our directors shall be liable to us or our stockholders for monetary damages for a breach of fiduciary duty. In addition, our certificate of incorporation provides for indemnification of any person who was or is made, or threatened to be made, a party to any action, suit or other proceeding, whether criminal, civil, administrative or investigative, because of his or her status as a director or officer of Meridian, or service as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise at our request to the fullest extent authorized under the Delaware General Corporation Law against all expenses, liabilities and losses reasonably incurred by such person. Further, our by-laws provide that we may purchase and maintain insurance on our own behalf and on behalf of any other person who is or was a director, officer or agent of Meridian or was serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise. We currently maintain directors and officers liability insurance consistent with such provisions.

        We intend to enter into indemnification agreements with each of our directors and executive officers. The indemnification agreement provides each of them a direct contractual right to indemnification and advancement of expenses under specified circumstances. Under the indemnification agreements, we must indemnify each applicable director or officer to fullest extent permitted by law if he or she is a party to or threatened to be made a party to any proceeding by reason of his or her position with us. The indemnity covers all expenses, judgments, fines, penalties and amounts paid in settlement actually and reasonably incurred by the director or officer in connection with the proceeding. The indemnification agreements also provide that no indemnity shall be made (i) on account of conduct which constitutes a breach of the director's or officer's duty of loyalty to Meridian or its stockholders or is an act of omission not in good faith or which involves intentional misconduct or a knowing violation of the law, (ii) in respect of a claim for which payment has actually been received by or on behalf of the director or officer under any insurance policy or other indemnity provision (iii) for an accounting of profits made from the purchase and sale (or sale and purchase) by the director or officer of securities of Meridian within the meaning of Section 16(b) of the Securities Exchange Act of 1934, as amended, or similar provisions of state statutory law or common law; or (iv) subject to limited exceptions, prior to a change of control of Meridian in connection with any proceeding initiated by the director or officer. The indemnification agreements also provide advancement of expenses to the directors and officers in certain circumstances.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

        This section sets forth information concerning transactions occurring on or after January 1, 1999 involving our directors, executive officers or parties that own beneficially or of record more than five percent of any class of our voting stock (each, a "Significant Shareholder").

  Lescoa Acquisition

        As set forth in the table below, in connection with the financing of our acquisition of Lescoa on May 25, 1999, certain of our directors, executive officers and Significant Shareholders acquired the following:

Name of Investor	Shares of Common Stock Purchased(1)	Shares of Preferred Stock Purchased	Mezzanine Notes (face value)	Warrants to Purchase Class A Common Stock with an Exercise Price of $1,000 per share(2)	Aggregate Consideration Received by Meridian
	(in thousands, except share data)
Windward Capital Associates, L.P.(3)	0.6900296 - Class A	—	—	—	$1,374
Robert H. Barton III(4)	0.2511403 - Class A	—	—	—	$500
Windward/Skoog, L.L.C.(5)	2.0342367 - Class A	—	—	—	$4,050
Windward/Merban, L.P.(6)	0.6732565 - Class B 0.1638779 - Class C	— —	— —	— —	$1,667
Windward/Merchant, L.P.(7)	1.6560603 - Class B 0.0182086 - Class D	— —	— —	— —	$3,333
Windward/Northwest, L.P.(8)	1.5448417 - Class A	—	—	—	$3,076
The Northwestern Mutual Life Insurance Company ("Northwestern Mutual")(9)	—	—	$5,000	—	$4,544
Windward/Badger AB III, L.L.C.(10)	4.599068 - Class A	—	—	0.0368783	$9,156
The Metropolitan Life Insurance Company("MetLife")	—	—	$10,000	—	$9,087
Windward/Park AB II, L.L.C(11)	0.4584525 - Class A	7.7242072 - Series A	—	0.0737566	$18,213
Capital D'Amerique CDPQ ("CDPQ")(12)	—	—	$10,000	—	$9,087
Windward/Quebec, L.L.C.(13)	6.4858204 - Class A	—	—	0.0737566	$12,913

(1)
Meridian's common equity is currently divided into five separate classes of common stock, with each class having a par value of $0.01 per share: (a) Class A Common Stock with one vote per share, (b) Class B Common Stock with one vote per share, (c) Class C Common Stock with no voting rights, except in limited circumstances, (d) Class D Common Stock with 10 votes per share and (e) Class E Common Stock with no voting rights, except in limited circumstances. Except for voting rights, all our common equity has identical terms. Upon consummation of this offering and after giving effect to our reincorporation in Delaware and related transactions, all of our existing classes of common stock will be reclassified into a single class of common stock. As of June 30, 2002, there were 5 holders of Class A Common Stock, 2 holders of Class B Common Stock, 1 holder of Class C Common Stock, 1 holder of Class D Common Stock and 3 holders of Class E Common Stock.
(2)
The number of shares for which these anti-dilution warrants are exercisable is tied directly to the number of exercised management options under our pre-2001 option plans. As these pre-2001 management options will be terminated in connection with this offering, these warrants will not be exercisable for any shares of our common stock.
(3)
Windward Capital Associates, L.P. ("Windward") is a Significant Shareholder and, under our shareholders agreement, prior to the consummation of this offering Windward had the power to elect two directors to our board of directors. This power terminates upon the consummation of this offering. Gary L. Swenson, one of our directors, is also President and Senior Managing Director of Windward Capital Partners L.P. ("Windward Partners"), an affiliate of Windward. Richard E. Newsted, our Executive Vice President, Chief Financial Officer, Dean P. Vanek, our Senior Vice President, General Counsel and Secretary, and Peter S. Macdonald, one of our directors, are limited partners in Windward. Windward also held shares on behalf of Thomas C. Graham, John F. Maypole and Henry A. Nickol, three of our directors, pursuant to nominee agreements. In 2001, Windward sold all of our shares held by it to Richard E. Newsted.
(4)
Mr. Barton is our current Chairman. In 2001, Mr. Barton sold all of our shares held by him to Dean P. Vanek.
(5)
Skoog Family Limited Partnership owned 99% of the equity interests as a member of Windward/Skoog, L.L.C. Windward owned the remaining 1% and was the manager of Windward/Skoog, L.L.C. In 2000, Skoog Family Limited Partnership sold its 99% membership interest in Windward/Skoog, L.L.C. and a portion of the shares of Class A Common Stock it held to Northwestern Mutual and CDPQ. In 2000, Skoog Family Limited Partnership sold its remaining shares of Class A Common Stock to Suez Meridian, LLC and Indosuez Capital Co-Invest Partners, L.P. In 2002, all of our shares held by Windward/Skoog, LLC were distributed to each member in proportion to its membership interest.
(6)
Credit Suisse First Boston Private Equity ("CSFB PE"), an affiliate of Credit Suisse First Boston Corporation ("CSFB"), owns 99% of the equity interests as a limited partner of Windward/Merban, L.P. Windward owns the remaining 1% of the equity interests and is the managing partner of Windward/Merban, L.P. CSFB's relationship with Meridian is more fully described in "—Consulting and Financial Advisory Services Relationships." On March 29, 2001 Windward transferred to CSFB PE the right to sell, transfer, dispose of or vote the securities held by

  Windward/Merban, L.P. Windward Partners has entered into a management agreement with Windward/Merban, L.P. and CSFB PE pursuant to which Windward Partners receives certain management fees for performing management and support services related to Windward/Merban, L.P.

(7)
Merchant Capital, Inc., which is affiliated with CSFB PE owns 99% of the equity interests as a limited partner of Windward/Merchant, L.P. Windward owns the remaining 1% of the equity interests and is the managing partner of Windward/Merchant, L.P. On March 29, 2001 Windward transferred to CSFB PE the right to sell, transfer, dispose of or vote the securities held by Windward/Merchant, L.P. Windward Partners has entered into a management agreement with Windward/Merchant, L.P. and Merchant Capital, Inc. pursuant to which Windward Partners receives certain management fees for performing management and support services related to Windward/Merchant, L.P.
(8)
Goldman Sachs owned 99% of the equity interests as a limited partner of Windward/Northwest, L.P. Windward owned the remaining 1% of the equity interests and is the managing partner of Windward/Northwest, L.P. Windward Partners has entered into a management agreement with Windward/Northwest, L.P. and an affiliate of Goldman Sachs pursuant to which Windward Partners receives certain management fees for performing management and support services related to Windward/Northwest, L.P. In 2001, all of our shares held by Windward/Northwest, LP were sold to Dean P. Vanek.
(9)
Northwestern Mutual is a Significant Shareholder.
(10)
Northwestern Mutual owned 99% of the equity interests as a member of Windward/Badger AB III, L.L.C. Windward owned the remaining 1% of the equity interests of Windward/Badger AB III, L.L.C., and is its manager. In 2001, all of our shares held by Windward/Badger AB III, LLC were sold to Richard E. Newsted.
(11)
MetLife owns 99% of the equity interests as a member of Windward/Park AB II, L.L.C. Windward owned the remaining 1% of the equity interests of Windward/Park AB II, L.L.C., and is its manager. In 2001, all of our shares held by Windward/Park AB II, LLC were sold to Dean P. Vanek.
(12)
CDPQ is a Significant Shareholder.
(13)
CDPQ owned 99% of the equity interests as a member of Windward/Quebec, L.L.C. Windward owned the remaining 1% of the equity interests of Windward/Quebec, L.L.C., and is its manager. In 2002, all of our shares held by Windward/Quebec, LLC were distributed to each member in proportion to its membership interest.

        Also in connection with our acquisition of Lescoa, on May 25, 1999, we paid fees in the amount of approximately $4.1 million to Bank of America, N.A. in connection with the amendment of our senior credit facility. Bank of America, N.A. is an affiliate of BancAmerica Capital Investors II, L.P. ("BACI"), a Significant Shareholder.

  Cambridge Acquisition

        As set forth in the table below, in connection with the financing of our acquisition of Cambridge on July 14, 2000, certain of our directors, executive officers and Significant Shareholders acquired the following:

Name of Investor	Shares of Common Stock Purchased	Mezzanine Notes (face value)(1)	Warrants to Purchase Common Stock with an Exercise Price of $1,000 per share(2)	Aggregate Consideration Received by Meridian
	(in thousands, except share data)
Windward(3)	0.2903269 - Class A	—	—	$701
Windward/Merban, L.P.	2.1738140 - Class B 2.1738140 - Class C	— —	— —	$10,500
Windward/Merchant, L.P	0.1180070 - Class B 0.2546468 - Class D 1.4906153 - Class E	— — —	— — —	$4,500
Windward/Northwest, L.P.	2.0702991 - Class A	—	—	$5,000
Windward/BACI, L.L.C.(4)	8.2811963 - Class E	—	—	$20,000
Windward/Quebec AB II, L.L.C.(5)	12.4217945 - Class A	—	—	$30,000
Northwestern Mutual	—	$20,000	—	$15,009
Windward/Badger AB IV, L.L.C.(6)	6.2072668 - Class A	—	0.0613226	$14,991
MetLife	—	$20,000	—	$15,009
Windward/Park AB III, L.L.C.(7)	6.2072668 - Class A	—	0.0613226	$14,991
Robert H. Barton III	0.062109 - Class A	—	—	$150
Jon F. Baker(8)	0.082812 - Class A	—	—	$200
J. Steve McKenzie(9)	0.062109 - Class A	—	—	$150

(1)
These notes were issued pursuant to a Second Amended and Restated Subordinated Note Agreement by and among American Bumper & Mfg. Co. and the parties named therein, dated as of July 14, 2000.
(2)
The number of shares for which these warrants are exercisable is tied directly to the number of exercised management options under our pre-2001 option plans. As the grants under these plans will be terminated in connection with this offering, these warrants will not be exercisable for any shares of our common stock.
(3)
In 2001, all our shares held by Windward were sold to Richard E. Newsted.
(4)
BACI owned 99% of the equity interests as a member of Windward/BACI, L.L.C. Windward owned the remaining 1% of the equity interests and was the manager of Windward/BACI, L.L.C. In 2002, all of our shares held by Windward/BACI, LLC were distributed to each member in proportion to its membership interest.
(5)
CDPQ owned 99% of the equity interests as a member of Windward/Quebec AB II, L.L.C. Windward owned the remaining 1% of the equity interests and is the manager of Windward/Quebec AB II, L.L.C. In 2002, all of our shares held by Windward/Quebec AB II, LLC were distributed to each member in proportion to its membership interest.
(6)
Northwestern Mutual owned 99% of the equity interests as a member of Windward/Badger AB IV, L.L.C. Windward owned 1% of the equity interests of Windward/Badger AB IV, L.L.C. and is its manager. In 2001, all of our shares held by Windward/Badger AB IV, LLC were sold to Dean P. Vanek.
(7)
MetLife currently owns 99% of the equity interests as a member of Windward/Park AB III, L.L.C. Windward owns the remaining 1% of the equity interests of Windward/Park AB III, L.L.C., and is its manager. In 2001, all of our shares held by Windward/Park AB III were sold to Dean P. Vanek.
(8)
Jon F. Baker is our Executive Vice President of Engineering and Product Development. In 2001, all our shares held by Mr. Baker were sold to Richard E. Newsted.
(9)
J. Steve McKenzie is our President of the Exterior Composites Group. In 2001, all our shares held by Mr. McKenzie were sold to Dean P. Vanek.

        Also in connection with our acquisition of Cambridge:

•
We redeemed 12% Subordinated Notes due 2007 with a face amount of $5.0 million held by MetLife and paid all accrued and unpaid interest thereon for an aggregate amount of approximately $5.1 million.

•
We redeemed 12% Subordinated Notes due 2007 with a face amount of approximately $0.3 million held by Windward/Merchant, L.P. and paid all accrued and unpaid interest thereon for an aggregate amount of approximately $0.3 million.

•
We redeemed 12% Subordinated Notes due 2007 with a face amount of approximately $1.6 million held by Windward/Merban, L.P. and paid all accrued and unpaid interest thereon for an aggregate amount of approximately $1.7 million.

•
Donaldson, Lufkin & Jenrette Securities Corporation ("DLJ"), which was purchased by CSFB in November of 2000, was engaged as our financial advisor with respect to the Cambridge acquisition, and was paid approximately $2.0 million for fees and expenses related to DLJ's assistance in the structuring, negotiation and financing of the Cambridge transaction.

•
We paid fees in an amount of approximately $10.9 million to Bank of America, N.A. in connection with the amendment of our senior credit facility.

  Our 2001 Refinancing

        In connection with our refinancing on March 29, 2001 and May 29, 2001, certain of our directors, executive officers and Significant Shareholders, acquired the following:

Name of Investor	Date	Series A1 Subordinated Notes(1)	Series A2 Subordinated Notes(1)	Series B1 Subordinated Notes(2)		Series B2 Subordinated Notes(2)		Series A Warrants to Purchase Common Stock with an Exercise Price of $0.01 per share	Series B Warrants to Purchase Common Stock with an Exercise Price of $377.66 per share	Aggregate cash Consideration Received by Meridian(3)
(in thousands, except share data)
Northwestern Mutual(4)	3/29/01 5/29/01	$26,802 —	$9,854 —	$ $	5,854 112	$ $	2,152 41	3,117.2317 —	21,199.4214 406.1798	$ $	8,006 153
MetLife(5)	3/29/01	$39,957	$14,690		—		—	—	—		—
Windward/Park AB III, L.L.C.	3/29/01 5/29/01	— —	— —	$ $	8,138 156	$ $	2,992 57	4,647.1814 —	29,469.8739 564.6412	$ $	11,129 213
CDPQ(6)	3/29/01 5/29/01	$8,121 —	$2,986 —	$ $	5,777 111	$ $	2,124 41	944.5119 —	20,920.7203 400.8399	$ $	7,901 151
Windward	3/29/01 5/29/01	— —	— —	$ $	158 484	$ $	58 178	— —	571.8893 1,753.5595	$ $	216 662
CSFB PE	3/29/01 5/29/01	— —	— —	$ $	4,490 86	$ $	1,651 32	— —	16,261.3440 311.5665	$ $	6,141 118
BACI	3/29/01 5/29/01	— —	— —	$ $	2,198 42	$ $	808 15	— —	7,960.2736 152.5184	$ $	3,006 58
Robert H. Barton III	3/29/01	—	—		$106		$39	—	385.1502		$145
Skoog Family Limited Partnership(7)	3/29/01	—	—		—		—	1,377.6495	—		—

(1)
These notes will be repaid upon the consummation of this offering. See "Use of Proceeds."

(2)
In connection with the anticipated exercise of the Series B Warrants, we anticipate these notes will be tendered to Meridian upon the consummation of this offering.

(3)
Represents amounts received as consideration for the Series B1 Subordinated Notes, the Series B2 Subordinated Notes and the Series B Warrants.

(4)
The Series A1 Subordinated Notes and Series A2 Subordinated Notes were issued in exchange for notes previously issued on April 30, 1997, May 25, 1999, and July 14, 2000, with an aggregate face value of approximately $33.4 million plus accrued and unpaid interest thereon.

(5)
The Series A1 Subordinated Notes and Series A2 Subordinated Notes were issued in exchange for notes previously issued on April 30, 1997, May 25, 1999, and July 14, 2000, with an aggregate face value of approximately $50.5 million, of which $5 million was previously retired, plus accrued and unpaid interest thereon.

(6)
The Series A1 Subordinated Notes and Series A2 Subordinated Notes were issued in exchange for notes previously issued on April 30, 1997, May 25, 1999, and July 14, 2000, with an aggregate face value of $10 million plus accrued and unpaid interest thereon.

(7)
The Series A Warrants to purchase common stock issued to Skoog Family Limited Partnership were made in partial consideration for amending and restating the terms of the subordinated note in the principal amount of approximately $16.2 million held by Skoog Family Limited Partnership.

        Also in connection with our 2001 Refinancing, certain of our directors, executive officers and Significant Shareholders acquired the following Tranche C Term Loans, in connection with the fourth amendment of our existing senior credit facility, all of which loans were subsequently repaid in 2001(1):

Name of Investor	Date	Tranche C Term Loan		Aggregate Consideration Received by Meridian
MetLife	3/29/01 5/29/01	$ $	8,348,692 338,708	$ $	8,348,692 338,708
Northwestern Mutual	3/29/01 5/29/01	$ $	6,066,482 246,118	$ $	6,066,482 246,118

(1)
In connection with the issuance of these loans, certain of our directors, executive officers and Significant Shareholders entered into participation agreements with MetLife and Northwestern Mutual to acquire pro rata beneficial interests in the Tranche C term loans, as described in the following table:

Name of Investor	Date	Tranche C Term Loan
CSFB PE	3/29/01 5/29/01	$ $	2,302,952 44,124
CDPQ	3/29/01 5/29/01	$ $	2,962,819 56,767
BACI	3/29/01 5/29/01	$ $	1,127,344 21,600
Gary L. Swenson	3/29/01		$68,182
Thomas C. Graham*	5/29/01		$89,891

  *
  Mr. Graham is one of our directors.

        In addition, in connection with our 2001 Refinancing:

  •
  We paid fees in the amount of $625,000 to, and agreed to defer payment of fees in the amount of $625,000 owed to, Bank of America N.A. These fees were related to the amendment of our senior credit facility. The $625,000 in deferred fees will be repaid upon the consummation of this offering. See "Use of Proceeds."

  •
  The Installment Note previously issued in the principal amount of $15 million, payable on or prior to March 29, 2007, held by Skoog Family Limited Partnership, was amended and restated to include $1.2 million of accrued and unpaid interest as additional principal, resulting in a new principal amount of $16.2 million. As consideration for the amendment and restatement of this installment note, we issued to Skoog Family Limited Partnership Series A Warrants, with an exercise price of $0.01 per share, to purchase 1,377.6495 shares of our Class A Common Stock.

        December 2001 Stock Purchase Agreements

        In December 2001, Richard E. Newsted, our Executive Vice President, Chief Financial Officer, and Dean P. Vanek, our Senior Vice President, General Counsel and Secretary, entered into a series of stock purchase agreements with certain of our stockholders. We consented to each of the stock purchase agreements, which provide for a purchase price of $10.00 per share. Simultaneously with the execution of each stock purchase agreement, Mr. Vanek and Mr. Newsted executed irrevocable proxies to either Windward or the Windward entity holding shares on behalf of each of the transferring institutional stockholders, granting each the exclusive power to vote, sell, transfer or dispose of such shares. At the time of the consummation of this offering, the irrevocable proxies granted by Messrs. Newsted and Vanek with respect to the shares transferred in December 2001 will terminate.

        Mr. Newsted purchased an aggregate of 30.6535 shares of our Series A Common Stock, for an aggregate purchase price of $306.54. Mr. Newsted acquired certain of these shares from a number of our directors, executive officers and Significant Shareholders. Specifically, Mr. Newsted purchased the following:

Transferring Stockholders	Shares of Class A Common Stock	Aggregate Consideration Paid by Mr. Newsted
Windward/Badger AB II, L.L.C.(1)	6.3839	$63.84
Windward/Badger AB III, L.L.C.	4.5991	$45.99
Windward	2.5942	$25.94
Windward/Park AB, L.L.C.(2)	15.5207	$155.21
Windward/Metropolitan, L.L.C.(3)	0.4408	$4.41
Brian Allenspach	0.5854	$5.85
H.H. ("Buddy") Wacaser	0.0747	$.75
Jon F. Baker	0.1368	$1.37
Craig S. Shatzer	0.0104	$.10
All other transferring shareholders	0.3075	$3.08

(1)
Northwestern Mutual owns 99% of the equity interests as a member of Windward/Badger AB II, L.L.C. Windward owns the remaining 1% and is its manager.

(2)
MetLife owns 99% of the equity interests as a member of Windward/Park AB, L.L.C. Windward owns the remaining 1% of the equity interests and is its Manager.

(3)
MetLife owns 99% of the equity interests as a member of Windward/Metropolitan, L.L.C. Windward owns the remaining 1% of the equity interests and is its manager.

        Mr. Vanek purchased an aggregate of 30.8263 shares of our Series A Common Stock, for an aggregate purchase price of $308.26. Mr. Vanek acquired certain of these shares from a number of our directors, executive officers and Significant Shareholders. Specifically, Mr. Vanek purchased the following:

Transferring Stockholders	Shares of Class A Common Stock	Aggregate Consideration Paid by Mr. Vanek
Windward/Park AB II, L.L.C.	9.0015	$90.02
Windward/Park AB III, L.L.C.	6.2073	$62.07
Windward/Northwest, L.P.	6.2785	$62.79
Windward/Badger AB IV, L.L.C.	6.2073	$62.07
Francis I. LeVeque	0.0490	$0.49
Robert H. Barton III	0.6732	$6.73
J. Steve McKenzie	0.0621	$0.62
All other transferring shareholders	2.3474	$23.47

        In connection with these stock transfers, certain holders of Windward limited partnership interests assigned 50% of their interest in all items of income, gain, loss and deduction, or otherwise relating to, the investments made through Windward in Meridian to each of Messrs. Newsted and Vanek.

  Consulting and Financial Services Relationships

  Windward

        Pursuant to an agreement with Windward Partners dated April 30, 1997, as amended, we were obligated to pay Windward Partners an annual financial services advisory fee of $0.7 million, $0.5 million, and $0.3 million in 2001, 2000 and 1999, respectively. This agreement continues from year to year unless terminated in accordance with its terms. Because of restrictive covenants contained in our debt agreements, we have not paid and we have accrued these fees for the period from January 1, 2001 to June 30, 2002. As of June 30, 2002, the amount of such outstanding fees is $1.0 million. We intend to pay these accrued and outstanding fees upon the consummation of this offering and the concurrent note offering.

        In addition to Windward Partners' financial advisory services fee, Windward Partners received non-recurring fees of $1.85 million and $3.3 million upon the consummation of our acquisitions of Lescoa and Cambridge, respectively. These fees were compensation for assistance in the structuring, negotiation and financing of these transactions.

  CSFB

        Richard Bott, one of our directors, currently serves as a Vice Chairman of CSFB. CSFB is acting as lead managing underwriter for this offering, lead manager in our concurrent note offering and administrative agent with respect to our new senior secured credit facility. We have entered into engagement letters with CSFB related to this offering and the concurrent note offering, and a fee letter and a commitment letter relating to the replacement of our existing senior credit facility. It is expected that CSFB will receive customary compensation for its services in connection with such transactions. See "Underwriting." In addition, as described in "—Cambridge Acquisition," DLJ, which was subsequently purchased by CSFB, acted as our financial advisor in connection with our acquisition of Cambridge.

  Bank of America, N.A.

        Pursuant to our existing senior credit facility, we have paid fees to Bank of America, N.A. as administrative agent. These fees were $125,000, $125,000 and $75,000 in 2001, 2000 and 1999, respectively. As described in "—Lescoa Acquisition," "—Cambridge Acquisition" and "—Our 2001 Refinancing," we paid fees of $4.1 million, $10.9 million and $0.625 million in 1999, 2000 and 2001, respectively, in connection with the amendment of our existing senior credit facility.

  Directors

        Jack C. Skoog, a member of our board of directors, entered into a consulting agreement with us dated as of April 30, 1997, pursuant to which we are obligated to pay Mr. Skoog a consulting fee of $100,000 per annum. See "Management—Directors Compensation."

        During 2001, we paid consulting fees of $175,000 to Henry A. Nickol, one of our directors, in connection with his service as Vice Chairman. In addition, in 2001, we paid $218,750 to John F. Maypole, also one of our directors, for financial advisory services that he rendered in connection with our refinancing on March 29, 2001 and May 29, 2001.

  Our Current Transactions

        We intend to use a portion of the proceeds of this offering, the concurrent note offering and the replacement of our existing credit facility to repay all or a portion of the following indebtedness to persons who are our directors, executive officers or Significant Shareholders:

  •
  approximately $395 million in term loans and revolving loans, if any, under our revolving credit facility with Bank of America, N.A.;

  •
  approximately $625,000 to pay our deferred financing obligations to Bank of America, N.A.;

  •
  approximately $93 million and $35 million to repay our Series A1 and Series A2 Subordinated Notes, respectively, held by the holders set forth in "—Our 2001 Refinancing" above;

  •
  approximately $10 million to repay accrued interest and prepayment premium with respect to our Series B1 and Series B2 Subordinated Notes;

  •
  approximately $19 million of principal and accrued interest owed on the installment note currently held by Skoog Family Limited Partnership, an affiliate of Jack C. Skoog;

  •
  approximately $1 million in obligations currently owed to Windward Partners.

        Based upon indications which we have received from the holders of the Series B warrants, we have assumed that such holders will exercise their warrants upon the consummation of this offering, the concurrent note offering and credit agreement replacement, provided that the pricing and other terms of this offering are acceptable to them. In the event that the holders of the Series B warrants exercise their warrants, we expect that they will tender the principal amount of the Series B1 and B2 Subordinated Notes that they hold as payment of the exercise price of their warrants. In the event that the Series B warrants are exercised, we expect that the outstanding Series A warrants, which have an exercise price of $0.01 per share, will also be exercised.

  Other Transactions

        We sponsored a 1997 Stock Option Plan, a 1999 Stock Option Plan and a 2000 Stock Option Plan (collectively, the "Pre-2001 Stock Option Plans"). The options issued under the Pre-2001 Stock Option Plans had no realizable value immediately before this offering and were not expected to have a realizable value during the term of such options. Accordingly, in connection with this offering, we terminated the Pre-2001 Stock Option Plans with the written consent of all affected optionees.

        Also in connection with this offering, we amended and restated our 2001 Stock Option Plan. The original 2001 Stock Option Plan provided for both "Management Options" that vested ratably over five years and became exercisable upon our attainment of certain EBITDA goals, and "Performance Options" that vested only upon a change in control and attainment of certain financial objectives.

        The amended and restated 2001 Stock Option Plan has combined the Management Options and Performance Options into a single option grant. These options vested 20% on June 30, 2002 and will vest in 20% increments annually over the subsequent four years. If we achieve a 2003 EBITDA (which for these purposes excludes non-cash compensation expense associated with stock option grants and amounts otherwise recognized from our equity in Lorro, Inc.) of $160 million, the vesting will accelerate such that 30% of the options would vest on January 31, 2004 and the remaining 30% would vest on January 31, 2005. Options under the amended and restated 2001 Stock Option Plan are exercisable upon vesting.

        On October 14, 1998, Lorro Mfg. Inc., one of our subsidiaries, entered into an exclusive manufacturing agreement with Lorro, Inc. We own 49% of the outstanding capital stock of Lorro, Inc. This agreement provides that Lorro, Inc. shall utilize Lorro Mfg. Inc. as its exclusive source of supply for the manufacture of all current and future foam products utilized in automotive applications. This agreement remains in place, and continues until December 31, 2008. We may, at our discretion, extend this agreement for four additional five-year periods.

        In connection with the promotion of H.H. ("Buddy") Wacaser, our President, Chief Executive Officer and Director, in 2001 we purchased the former principal residence of Mr. Wacaser in Rockford, Michigan for approximately $0.4 million, the appraised value of his residence. In connection with the hiring of Mr. Newsted in 2001, we assumed all rights, liabilities and obligations under a construction contract entered into by Mr. Newsted for a newly constructed residence located in Maineville, Ohio, with an appraised value of the completed residence of approximately $2.0 million. Our intention in effecting these purchases was to permit the relocation of these senior executives rather than to seek to benefit from any possible further appreciation in the value of these real properties. Accordingly, these properties were immediately listed for resale and are not currently occupied by Messrs. Wacaser and Newsted.

        We are a party to shareholders agreement dated April 30, 1997, as amended, with each of our stockholders. This agreement provides for rights and restrictions with regard to the transfer and ownership of our common stock. All of these rights will terminate upon consummation of this offering. This agreement, as amended, also requires the consent of a certain portion of our stockholders for certain corporate actions, including the consummation of this offering. In addition, this agreement provides certain of our current stockholders with registration rights. These registration rights will survive the consummation of this offering. See "Description of Capital Stock—Registration Rights."

Future Transactions

        It is our intent that all future transactions with Significant Shareholders or other affiliates will be on terms no less favorable than could be obtained from unaffiliated parties. Our audit committee will review and approve all those transactions consistent with these guidelines and any applicable legal and listing limitations on those transactions.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

        The following table lists all shares of our common stock that, as of June 30, 2002, were beneficially owned by each of our directors, each of our named executive officers, all of our directors and executive officers as a group, and all of the other stockholders known by us to beneficially own more than 5% of the outstanding shares of our common stock. To our knowledge, each of such stockholders has sole voting and investment power as to the shares shown unless otherwise noted. Beneficial ownership of the shares listed in the table has been determined in accordance with the applicable rules and regulations promulgated under the Securities Exchange Act of 1934. The following table assumes (i) the exchange of all classes of the outstanding common stock of our Michigan corporation into a single class of common stock after giving effect to our reincorporation in Delaware, this offering, our concurrent note offering and the replacement of our existing credit facility; (ii) the exercise of our Series A Warrants and Series B Warrants; and (iii) no exercise of the over-allotment option held by the underwriters. For more information regarding the terms of our existing classes of common stock, see "Description of Capital Stock;" and for a description of the over-allotment option, see "Underwriting"; and for information regarding transactions and relationships with the following listed beneficial owners, see "Certain Relationships and Related Party Transactions." Unless otherwise indicated, the address for each of the stockholders listed below is c/o Meridian Automotive Systems, Inc., 550 Town Center Drive, Suite 475, Dearborn MI 48126.

	Shares Outstanding Before the Offering		Shares Outstanding After the Offering
Name and Address of Beneficial Owner
	Number	Percent	Number	Percent
5% Shareholders
Windward Entities(1)	37,007.1453	31.87%
The Northwestern Mutual Life Insurance Company(2)	24,727.6480	21.30%
Capital d'Amerique CDPQ Inc.(3)	22,287.6185	19.19%
Credit Suisse First Boston Corporation(4)	16,589.8275	14.27%
BancAmerica Capital Investors II, L.P.(5)	8,120.9904	6.99%
Directors
Robert H. Barton III(6)	640.3568	**
Richard H. Bott(7)	—	**
Thomas C. Graham(8)	51.0413	**
Jeffrey J. Hodgman(9)	—	**
Peter S. Macdonald(10)	—	**
John F. Maypole(11)	51.0413	**
Donald A. McKay(12)	—	**
Henry A. Nickol(13)	51.0413	**
John E. Schlifske(14)	—	**
Jack C. Skoog(15)	1,377.6495	1.19%
Gary L. Swenson(16)	37,007.1453	31.87%
H.H. ("Buddy") Wacaser(17)	280.2540	**
Thomas K. Walker(18)	51.0413	**
Executive Officers
Richard E. Newsted(19)	196.5378	**
Jon F. Baker(20)	305.2446	**
Brian Allenspach(21)	76.5620	**
Dean P. Vanek(22)	107.4711	**
All directors and executive officers as a group (25 persons)	40,749.7584	34.61%

*
Meridian's common equity is currently divided into five separate classes of common stock, with each class having a par value of $0.01 per share: (i) Class A Common Stock with one vote per share, (ii) Class B Common Stock with one vote per share, (iii) Class C Common Stock with no voting rights, except in limited circumstances, (iv) Class D Common Stock with 10 votes per share and (iii) Class E Common Stock with no voting rights, except in limited circumstances. Except for voting rights, all our common equity has identical terms. Upon consummation of this offering and after giving effect to our reincorporation in Delaware and related transactions, all of our existing classes of common stock will be reclassified into a single class of common stock. As of June 30, 2002, there were 5 holders of Class A Common Stock, 2 holders of Class B Common Stock, 1 holder of Class C Common Stock, 1 holder of Class D Common Stock and 3 holders of Class E Common Stock.

**
Less than 1.00%

(1)
Consists of the following:

(i)
Warrants to purchase 2,325.4488 shares of our Class A Common Stock, held directly by Windward Capital Associates, L.P. ("Windward"). The address for Windward and all holders of our common stock for whom Windward is the managing partner or managing member is 1177 Avenue of the Americas, 42nd Floor, New York, NY 10036.

(ii)
Warrants to purchase 34,681.6965 shares of Class A Common Stock, held by Windward/Park AB III L.L.C. MetLife owns 99% of the equity interests as a member of Windward/Park AB III, L.L.C. Windward owns the remaining 1% of the equity interests of Windward/Park AB III, L.L.C., and is its manager.

(2)
Consists of 4.8151 shares of our Class A Common Stock, and warrants to purchase 24,722.8329 shares of Class A Common Stock, held by Northwestern Mutual. Northwestern Mutual's address is 720 East Wisconsin Avenue, Milwaukee, WI 53202.

(3)
Consists of 21.5464 shares of Class A Common Stock and warrants to purchase 22,266.0721 shares of Class A Common Stock.

(4)
Consists of the following:

(i)
Warrants to purchase 16,572.9105 shares of Class A Common, held by Credit Suisse First Boston Private Equity ("CSFB PE").

(ii)
5.1654 shares of Class B Common Stock and 2.8591 shares of Class C Common Stock held by Windward/Merban, L.P. CSFB PE owns 99% of the equity interests as a limited partner of Windward/Merban, L.P. Windward owns the remaining 1% of the equity interests and is the managing partner of Windward/Merban, L.P. On March 29, 2001 Windward transferred to CSFB PE the right to sell, transfer, dispose and vote the securities held by Windward/Merban, L.P.

(iii)
7.0711 shares of Class B Common Stock, .3308 shares of Class D Common Stock and 1.4906 shares of Class E Common Stock held by Windward/Merchant, L.P. Merchant Capital, Inc. owns 99% of the equity interests as a limited partner of Windward/Merchant, L.P. Windward owns the remaining 1% of the equity interests and is the managing partner of Windward/Merchant, L.P. On March 29, 2001 Windward transferred to CSFB PE the right to sell, transfer, dispose and vote the securities held by Windward/Merchant, L.P.

(5)
Consists of 8.1984 shares of Class E Common Stock, held by BancAmerica Capital Investors, II, L.P. and warrants to purchase 8,112.7920 shares of Class A Common Stock, held by BancAmerica Capital Investors II, L.P.

(6)
The number of shares held by Robert H. Barton III consists of 255.2066 shares of Class A Common Stock issuable upon the exercise of currently exercisable options and 385.1502 shares of Class A Common Stock issuable upon the exercise of warrants held by Mr. Barton.

(7)
Richard H. Bott does not beneficially own any shares of our common stock. Mr. Bott currently serves as a Vice Chairman of CSFB.

(8)
The number of shares held by Thomas C. Graham consists of 51.0413 shares of Class A Common Stock issuable upon the exercise of currently exercisable options.

(9)
Jeffrey J. Hodgman does not beneficially own any shares of our common stock.

(10)
Peter S. Macdonald does not beneficially own any shares of our common stock.

(11)
The number of shares held by John F. Maypole consists of 51.0413 shares of Class A Common Stock issuable upon the exercise of currently exercisable options.

(12)
Donald A. McKay does not beneficially own any shares of our common stock.

(13)
The number of shares held by Henry A. Nickol consists of 51.0413 shares of Class A Common Stock issuable upon the exercise of currently exercisable options.

(14)
John E. Schlifske does not beneficially own any shares of our common stock.

(15)
Jack C. Skoog is the general partner of the Skoog Family Limited Partnership, which holds warrants to purchase 1,377.6495 shares of our Class A Common Stock.

(16)
Consists of the following:

(i)
Warrants to purchase 2,325.4488 shares of our Class A Common Stock, held directly by Windward.

(ii)
Warrants to purchase 34,681.6965 shares of Class A Common Stock, held by Windward/Park AB III L.L.C. MetLife owns 99% of the equity interests as a member of Windward/Park AB III, L.L.C. Windward owns the remaining 1% of the equity interests of Windward/Park AB III, L.L.C., and is its manager.

  Gary L. Swenson has disclaimed beneficial ownership of these shares.

(17)
The number of shares held by H.H. ("Buddy") Wacaser consists of 204.1653 shares of Class A Common Stock issuable upon the exercise of currently exercisable options and 76.0887 shares of Class A Common Stock issuable upon the exercise of warrants held by Mr. Wacaser.

(18)
The number of shares held by Thomas K. Walker consists of 51.0413 shares of Class A Common Stock issuable upon the exercise of currently exercisable options.

(19)
The number of shares held by Richard E. Newsted consists of 30.6535 shares of Class A Common Stock held directly by Mr. Newsted, for which he granted irrevocable proxies either to Windward or the Windward entities holding shares on behalf of the institutional stockholders who sold their shares to Mr. Newsted and 165.8843 shares of Class A Common Stock issuable upon the exercise of currently exercisable options. Such irrevocable proxies are expected to be terminated in connection with the closing of this offering.

(20)
The number of shares held by Jon F. Baker consists of 165.8843 shares of Class A Common Stock issuable upon the exercise of currently exercisable options and 139.3603 shares of Class A Common Stock issuable upon the exercise of warrants held by Mr. Baker.

(21)
The number of shares held by Brian Allenspach consists of 76.5620 shares of Class A Common Stock issuable upon the exercise of currently exercisable options.

(22)
The number of shares held by Dean P. Vanek consists of 30.8263 shares of Class A Common Stock and .0828 shares of Class E Common Stock held directly by Mr. Vanek, for which he granted irrevocable proxies either to Windward or the Windward entities holding shares on behalf of the institutional stockholders who sold their shares to Mr. Vanek and 76.5620 shares of Class A Common Stock issuable upon the exercise of options held by Mr. Vanek. Such irrevocable proxies are expected to be terminated in connection with the closing of this offering.

DESCRIPTION OF CAPITAL STOCK

General

        Prior to this offering, we had five classes of common stock outstanding. Contingent upon consummation of this offering and after giving effect to our reincorporation in Delaware, this offering, our concurrent note offering and the replacement of our senior credit facility, all of our existing classes of common stock will be reclassified into a single class of common stock. All of our existing stockholders will receive shares of our common stock as a result of our reincorporation in Delaware and related transactions. Upon the closing of this offering, our authorized capital stock will consist of             shares of common stock, $0.01 par value per share, and             shares of preferred stock, $0.01 par value per share. The discussion set forth below describes our capital stock, certificate of incorporation and by-laws as will be in effect upon consummation of this offering and our reincorporation in Delaware and related transactions. The following summary of certain provisions of our capital stock describes all material provisions of, and is qualified in its entirety by, our certificate of incorporation and by-laws and by the provisions of applicable law, but does not purport to be a complete description of all such provisions. Our certificate of incorporation and by-laws are included as exhibits to the registration statement of which this prospectus forms a part. See "Where You Can Find More Information" for information about how you can obtain copies of these documents.

Common Stock

        Upon the closing of this offering, there will be             shares of our common stock outstanding held by approximately            stockholders.

  Voting Rights.

        The holders of common stock are entitled to one vote per share on all matters submitted to a vote of our stockholders. The common stock does not have cumulative voting rights.

  Dividends.

        Subject to preferences that may be applicable to any preferred stock outstanding at the time, the holders of outstanding shares of common stock are entitled to receive ratably any dividends out of assets legally available therefor as our board of directors may from time to time determine. For a description of our dividend policy, please refer to the information in this prospectus under the heading "Dividend Policy."

  Liquidation and Dissolution.

        Upon our liquidation, dissolution or winding up, holders of our common stock are entitled to share ratably in all assets remaining after payment of all liabilities and the liquidation preference of any then outstanding shares of preferred stock.

  No Preemptive or Similar Rights.

        Holders of our common stock have no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock.

        Holders of shares of the common stock are not required to make additional capital contributions. All outstanding shares of common stock are fully paid and nonassessable.

        As of June 30, 2002, our common stock was held of record by eight stockholders.

Preferred Stock

        Following this offering, our certificate of incorporation will provide that our board of directors will have the authority, without further action by the stockholders, to issue up to             shares of preferred stock in one or more series. Our board of directors will be able to fix the rights, preferences, privileges and restrictions of the preferred stock, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and the number of shares constituting any series or the designation of this series. The issuance of preferred stock could adversely affect the voting power of holders of common stock, and the likelihood that holders of preferred stock will receive dividend payments and payments upon liquidation may have the effect of delaying, deferring or preventing a change in control of us, which could depress the market price of our common stock. We have no current plans to issue any shares of our Preferred Stock.

Registration Rights

        Our current stockholders are parties to a shareholders' agreement dated April 30, 1997, as amended. Upon the closing of this offering, the shareholders' agreement will be terminated, except for the provisions thereof related to registration rights. Upon closing of this offering, under our shareholders' agreement, the holders of              shares of common stock and warrants to purchase             shares of common stock, or their transferees, will be entitled to register these shares under the Securities Act.

        Under the shareholders' agreement, certain holders may demand that we file a registration statement under the Securities Act covering some or all of the holder's registrable securities. The shareholders' agreement limits the number of demand registrations that we are required to make on behalf of the holders. In an underwritten offering, the managing underwriter has the right, subject to specified conditions, to limit the number of registrable securities.

        In addition, holders have "piggyback" registration rights. If we propose to register any of our equity securities under the Securities Act other than pursuant to the demand registration right noted above or specified excluded registrations, including this offering, holders may require us to include all or a portion of their registrable securities in the registration and in any related underwriting. In an underwritten offering, the managing underwriter, if any, has the right, subject to specified conditions, to limit the number of registrable securities.

        In general, we will bear all fees, costs and expenses of registrations, other than underwriting discounts and commissions.

        All holders with registration rights have agreed not to exercise their registration rights prior to the end of the 180 day period following the date of this prospectus without the prior written consent of Credit Suisse First Boston Corporation.

Anti-Takeover Effects of Our Current Certificate of Incorporation and By-Laws

        Some provisions of our certificate of incorporation and by-laws adopted in connection with the recapitalization may be deemed to have an anti-takeover effect and may delay or prevent a tender offer or takeover attempt that a stockholder might consider to be in its best interests, including those attempts that might result in a premium over the market price for the shares held by stockholders. This summary does not purport to be complete and is qualified in its entirety by reference to our certificate of incorporation and by-laws.

        These provisions include:

        Board Vacancies.    Our certificate of incorporation will authorize the board of directors to fill vacant directorships or increase the size of the board of directors, which may deter a stockholder from removing incumbent directors and simultaneously gaining control of the board of directors by filling the vacancies created by this removal with its own nominees.

        No Cumulative Voting.    Our certificate of incorporation will not authorize our stockholders the right to cumulative voting in the election of directors. As a result, stockholders may not aggregate their votes for a single director.

        Action by Written Consent; Special Meetings of Stockholders.    Our certificate of incorporation will provide that stockholder action can be taken only at an annual or special meeting of stockholders and cannot be taken by written consent in lieu of a meeting. Our certificate of incorporation and the by-laws will provide that, except as otherwise required by law, special meetings of our stockholders may be called only by the chairman of the board of directors, chief executive officer, pursuant to a resolution adopted by a majority of the members of the board of directors or by a duly designated committee of the board of directors. Stockholders are not permitted to call a special meeting or to require the board of directors to call a special meeting.

        Authorized but Unissued Shares.    Our authorized but unissued shares of common stock and preferred stock will be available for future issuance without stockholder approval. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of common stock and preferred stock could render more difficult or discourage an attempt to obtain control of a majority of our common stock by means of a proxy contest, tender offer, merger or otherwise.

        Advance Notice Procedures.    Our by-laws will establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of our stockholders, including proposed nominations of persons for election to the board of directors. Stockholders at an annual meeting may only consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of the board of directors or by a stockholder who was a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has given to our Secretary timely written notice, in proper form, of the stockholder's intention to bring that business before the meeting. Although the by-laws do not give the board of directors the power to approve or disapprove stockholder nominations of candidates or proposals regarding other business to be conducted at a special or annual meeting, the by-laws may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed or may discourage or defer a potential acquiror from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of the company.

        Super Majority Approval Requirements.    Our certificate of incorporation and by-laws will provide that the affirmative vote of holders of at least 80% of the total votes eligible to be cast in the election of directors will be required to amend, alter, change or repeal specified provisions. This requirement of a super-majority vote to approve amendments to our certificate of incorporation and by-laws could enable a minority of our stockholders to exercise veto power over any such amendments.

Anti-Takeover Effects of Delaware Law

        Section 203 of the Delaware General Corporation Law provides that, subject to exceptions specified therein, an "interested stockholder" of a Delaware corporation shall not engage in any "business combination," including general mergers or consolidations or acquisitions of additional shares of the corporation, with the corporation for a three-year period following the time that such stockholder becomes an interested stockholder unless:

  •
  prior to such time, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

  •
  upon consummation of the transaction which resulted in the stockholder becoming an "interested stockholder," the interested stockholder owned at least 85 percent of the voting stock of the corporation outstanding at the time the transaction commenced (excluding shares owned by persons who are directors and also officers); or

  •
  on or subsequent to such time, the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3 percent of the outstanding voting stock not owned by the interested stockholder.

        Under Section 203, the restrictions described above also do not apply to specified business combinations proposed by an interested stockholder prior to consummation or abandonment and following the announcement or notification of one of the specified transactions involving the corporation and a person who had not been an interested stockholder during the previous three years or who became an interested stockholder with the approval of the corporation's directors, if such transaction is approved or not opposed by a majority of the directors who were directors prior to any person becoming an interested stockholder during the previous three years or were recommended for election or elected to succeed such directors by a majority of such directors.

        Except as otherwise specified in Section 203, an "interested stockholder" is defined to include:

  •
  any person that is the owner of 15 percent or more of the outstanding voting stock of the corporation, or is an affiliate or associate of the corporation and was the owner of 15 percent or more of the outstanding voting stock of the corporation at any time within three years immediately prior to the date of determination; and

  •
  the affiliates and associates of any such person.

        Under some circumstances, Section 203 makes it more difficult for a person who would be an interested stockholder to effect various business combinations with a corporation for a three-year period. We have not elected to be exempt from the restrictions imposed under Section 203.

Limitations on Liability and Indemnification of Officers and Directors

        Our certificate of incorporation will limit the liability of directors to the fullest extent permitted by the Delaware General Corporation Law. In addition, our certificate of incorporation provides that we shall indemnify our directors and officers to the fullest extent permitted by such law.

        We intend to enter into indemnification agreements with each of our directors and executive officers. The indemnification agreement provides each of them a direct contractual right to indemnification and advancement of expenses under specified circumstances. Under the indemnification agreements, we must indemnify each applicable director or officer to fullest extent permitted by law if he or she is a party to or threatened to be made a party to any proceeding by reason of his or her position with us. The indemnity covers all expenses, judgments, fines, penalties and amounts paid in settlement actually and reasonably incurred by the director or officer in connection with the proceeding. The indemnification agreements also provide that no indemnity shall be made (i) on account of conduct which constitutes a breach of the director's or officer's duty of loyalty to Meridian or its stockholders or is an act of omission not in good faith or which involves intentional misconduct or a knowing violation of the law, (ii) in respect of a claim for which payment has actually been received by or on behalf of the director or officer under any insurance policy or other indemnity provision (iii) for an accounting of profits made from the purchase and sale (or sale and purchase) by the director or officer of securities of Meridian within the meaning of Section 16(b) of the Securities Exchange Act of 1934, as amended, or similar provisions of state statutory law or common law; or (iv) subject to limited exceptions, prior to a change of control of Meridian, in connection with any proceeding initiated by the director or officer. The indemnification agreements also provide advancement of expenses to the directors and officers in certain circumstances.

Registrar and Transfer Agent

        Fifth Third Bank will be the registrar and transfer agent for our common stock.

SHARES ELIGIBLE FOR FUTURE SALE

        There is currently no public market for our common stock. We can make no prediction as to the effect, if any, that market sales of shares of common stock or the availability of shares of common stock for sale will have on the market price prevailing from time to time. The sale of substantial amounts of common stock in the public market could adversely affect the prevailing market price of the common stock and our ability to raise equity capital in the future.

Sale of Restricted Securities

        Upon completion of this offering, we will have outstanding an aggregate of             shares of common stock, assuming no exercise of the underwriters' over-allotment option or outstanding options and assuming the exercise of the Series A warrants and Series B warrants to purchase common stock. Of these shares, all of the shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, unless these shares are purchased by affiliates. The remaining              shares of common stock held by existing stockholders are restricted securities. Restricted securities may be sold in the public market (1) if registered; (2) pursuant to Rule 144 or 144(k), if not registered; or (3) if they qualify for an available exemption from registration, including Rule 701 described below under the Securities Act.

        As a result of the contractual restrictions described below and the provisions of Rules 144, 144(k) and 701, the restricted shares will be available for sale in the public market as follows:

  •
  shares will be eligible for immediate sale on the date of this prospectus;

  •
  shares will be eligible for sale upon the expiration of the lock-up agreements, described in "Underwriting," following the 180th day after the date of this prospectus; and

  •
  shares will be eligible for sale upon the exercise of vested options or warrants following the 180th day after the date of this prospectus.

        If the outstanding warrants to purchase shares of common stock are exercised, there will be an additional             shares of common stock eligible for sale at times following the 180th day after the date of this prospectus.

Lock-Up Agreements

        All of our officers, directors and existing stockholders, warrant holders and option holders have entered into the lock-up agreements described in "Underwriting."

Rule 144

        In general, under Rule 144 as currently in effect, commencing 90 days after the date of this prospectus, a person, or persons whose shares are aggregated, who has beneficially owned shares of our common stock for at least one year, including a person who is an affiliate, is entitled to sell within any three-month period a number of shares that does not exceed the greater of:

  •
  1% of the number of shares of our common stock then outstanding; or

  •
  the average weekly trading volume of our common stock on                        during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale or if no notice is required, the date a broker receives an order to execute the sale, subject to restrictions specified in Rule 144.

        Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

        Under Rule 144(k), a person who has not been one of our affiliates at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, is entitled to sell these shares without regard to the volume, manner of sale or other limitations contained in Rule 144. These shares are subject to the lock-up agreements and will be available for sale in the open market following the 180th day after the date of the prospectus.

Rule 701

        In general, under Rule 701 of the Securities Act, any of our employees, consultants and advisors who purchase shares from us in connection with a compensatory benefit plan or contract is eligible to resell the shares 90 days after the effective date of this offering in reliance on Rule 144, but without compliance with the available public information, holding period, volume and notice requirements contained in Rule 144 so long as they are not an affiliate of ours. If they are an affiliate, they are eligible to resell the shares 90 days after the effective date of this offering in reliance on Rule 144 but without compliance with the holding period contained in Rule 144. Affiliates are still subject to the available public information, volume and notice requirements of Rule 144. In either case, the manner of sale provisions still apply and these shares are subject to the lock-up agreements, under which they will be available for sale in the open market following the 180th day after the date of this prospectus.

Stock Options

        Immediately after this offering, we intend to file a Form S-8 registration statement under the Securities Act covering shares of common stock reserved for issuance under the 2002 Equity Compensation Plan, including             shares (6% of our fully diluted common shares) of common stock reserved for the immediate issuance of options. The Form S-8 is expected to be filed as soon as practicable after the effective date of this prospectus and shall become effective immediately upon filing of the Form S-8. Accordingly, a certain number of shares registered under the registration statements will, subject to any vesting provisions and Rule 144 volume limitations applicable to affiliates, be available for purchase and sale in the open market following the 180th day after the date of this prospectus.

Registration Rights

        Under our shareholders' agreement, some of our existing stockholders have registration rights, pursuant to which they may cause us to register under the Securities Act all or part of their shares of our common stock. Registration of the sale of these shares of our common stock would permit their sale into the market immediately. If our existing stockholders sell a large number of shares, the market price of our common stock could decline. All holders with registration rights have agreed not to exercise their registration rights prior to the end of the 180 day period following the date of this prospectus without the prior written consent of Credit Suisse First Boston Corporation. See "Description of Capital Stock—Registration Rights" for a more detailed discussion of these registration rights.

DESCRIPTION OF OUR CONCURRENT DEBT TRANSACTIONS

New Senior Secured Credit Facility

        Concurrently with the completion of this offering we intend to enter into a new senior secured credit facility. The following summary is a description of the anticipated principal terms of our new senior secured credit facility and the related documents governing the facility, but is subject to discussions with our financing sources. This summary is subject to and qualified in its entirety by reference to the credit agreement and related guarantee and security documents, forms of which will be filed as exhibits to the registration statement of which this prospectus forms a part.

        Structure and Availability.    The new senior secured credit facility is expected to consist of a $150 million term loan facility maturing in 2009 and a 5 year revolving credit facility in the amount of $125 million. The availability of the credit facility is expected to be subject to various conditions precedent including, the consummation of this offering and the concurrent note offering, the application of the proceeds as described in "Use of Proceeds," the discharge of all liens securing the existing indebtedness of Meridian and other conditions precedent typical of bank loans. Amortization of the term loan is expected to be in an installment schedule with amortization over the term of the loan. Undrawn amounts under the revolving credit facility would be available on a revolving credit basis for general corporate purposes of Meridian and its subsidiaries, subject to specified conditions.

        Prepayments.    The new senior secured credit facility is expected to be subject to mandatory prepayment from the net proceeds of certain asset sales and the net cash proceeds of debt issuances, equity issuances, excess cash flow, casualty and condemnation events and other specified events, and subject to certain exceptions. Such mandatory prepayments are expected to be required to be applied first to amounts outstanding on the term loan. It is also expected that we will be able to voluntarily prepay loans under the senior secured credit facility, in whole or in part, without penalty, subject to minimum prepayments and certain breakage and redeployment costs, if applicable.

        Security; Guaranty.    The obligations under our new senior secured credit facility are expected to be unconditionally and irrevocably guaranteed by us and our domestic subsidiaries. In addition, the credit facility and the guarantees thereunder are expected to be secured by security interests in and pledges of or liens on substantially all the material assets of ours and our domestic subsidiaries, pledges of all the capital stock of, or other equity interests in, each of our direct or indirect domestic subsidiaries and, subject to limited exceptions, 65% of the capital stock of, or other equity interests in, each of our directly owned foreign subsidiaries.

        Interest.    At our election, the interest rate per annum applicable to the loans under the new senior secured credit facility is expected to be a fluctuating rate of interest measured by reference to either LIBOR or an alternative base rate, plus a borrowing margin. The borrowing margins applicable to the loans and the default interest rate for amounts not paid when due will be determined under the terms of the definitive documentation.

        Fees.    It is expected that we will be required to pay certain fees with respect to the new senior secured credit facility, including: (1) a commitment fee equal to a percentage of the undrawn portion of the revolving commitments; (2) letter of credit fees on the aggregate face amount of outstanding letters of credit equal to the then applicable borrowing margin for LIBOR-based revolving credit borrowings plus a fronting bank fee for the letter of credit issuing bank; (3) annual administration fees; and (4) agent, arrangement and other similar fees.

        Covenants.    The new senior secured credit facility is expected to contain a number of covenants. Those covenants would restrict certain of our corporate activities. Among other things, the covenants would restrict our ability to:

  •
  dispose of assets;

  •
  incur additional indebtedness, including contingent liabilities;

  •
  incur guarantee obligations;

  •
  prepay, redeem or repurchase other indebtedness or amend other debt instruments;

  •
  amend organizational documents and other material agreements;

  •
  enter into synthetic repurchase agreements and hedging arrangements;

  •
  enter into restrictive agreements, including dividend stoppers and negative pledge clauses;

  •
  pay dividends on and make redemptions and repurchases of capital stock;

  •
  create liens on assets;

  •
  enter into sale and leaseback transactions;

  •
  make investments or loans;

  •
  engage in mergers or acquisitions;

  •
  change the business conducted by us;

  •
  make capital expenditures; and

  •
  engage in certain transactions with affiliates.

        In addition, it is expected that under our new senior secured credit facility, we will be required to comply with certain financial covenants, including a minimum interest coverage ratio, maximum consolidated debt to EBITDA leverage ratio and minimum fixed charge coverage ratio. We will also be expected that the facility will include a number of affirmative covenants, delivery of financial statements and other reports, payment of certain obligations, maintenance of corporate existence, compliance with laws and contracts, maintenance of properties and insurance, maintenance of books and records, granting the lenders certain inspection rights, providing notices of default, litigation and material events, and compliance with environmental matters.

        Incremental Term Loan Facility.    The senior secured credit facility is expected to provide for a separate incremental term loan facility, under which we may borrow up to an additional $100 million, provided that we are in pro forma compliance with the financial covenants of the senior secured credit facility after giving effect to such borrowings and application of the proceeds thereof. The proceeds of such incremental term loans shall be applied to repayment of loans under the term loan facility or the revolving facility or to make certain acquisitions or capital expenditures.

        Events of Default.    The new senior secured credit facility is expected to contain customary events of default. Those events of default are expected to include: non-payment of principal, interest, fees or other amounts when due; violation of covenants; inaccuracy of representations or warranties in any material respect; cross-default and cross-acceleration to certain other indebtedness; invalidity of loan documentation or security interests including, loss of lien perfection or priority; certain ERISA events; bankruptcy; material judgments and liabilities and change of control.

Senior Subordinated Notes

        Concurrently with this offering we also intend to refinance a portion of our existing indebtedness with approximately $250 million of senior subordinated notes with registration rights in an offering to institutional investors exempt from registration pursuant to Rule 144A under the Securities Act, or in an offshore transaction pursuant to Regulation S under the Securities Act. See "Use of Proceeds". The concurrent note offering is not being registered under the Securities Act, and the notes offered thereby may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. The following summary is a description of the anticipated principal terms of the senior subordinated notes and the indenture under which these notes are expected to be issued, but is subject to discussions with our financing sources. This summary is subject to and qualified in its entirety by reference to the senior subordinated notes and the related indenture, forms of which will be filed as exhibits to the registration statement of which this prospectus forms a part. Consummation of the senior subordinated note offering is contingent upon consummation of the initial public offering.

        Principal Maturity and Interest.    It is expected that the senior subordinated notes will mature in 2012, and will bear interest at a fixed market rate of interest to be determined shortly before the time of their issuance.

        Redemption.    With certain exceptions, it is not expected that we will have the right at our option to redeem the senior subordinated notes during the first 5 years that they will be outstanding. Thereafter, it is expected that we may at our option redeem the senior subordinated notes, in whole or in part, at certain redemption prices, together with accrued and unpaid interest, if any, to the date of redemption. These redemption prices will be calculated at a premium over the senior subordinated notes, which will decline ratably to zero in the 9th year.

        Upon the occurrence of a change of control of our company, we may be required to make an offer to repurchase the senior subordinated notes. In such an event, the repurchase price would be calculated at a premium over the principal amount to be repurchased, together with accrued and unpaid interest, if any, to the date of repurchase. In addition, under certain circumstances, we may also be required to apply certain asset sale proceeds to an offer to purchase the senior subordinated notes, at a price equal to the principal amount to be purchased plus accrued and unpaid interest, if any.

        Any redemption or repurchase of the senior subordinated notes is expected to be subject to certain restrictions contained in the new senior secured credit facility.

        Covenants.    It is expected that indenture governing the senior subordinated notes will contain restrictive covenants. These covenants, among other things, would:

  •
  limit the incurrence of additional indebtedness by us and our subsidiaries including guarantees and issuance of preferred stock;

  •
  limit the redemption of our capital stock, the payment of dividends on our capital stock and the redemption of certain subordinated obligations and certain other existing indebtedness of ours;

  •
  limit other restricted payments or certain investments;

  •
  limit sales of assets and subsidiary stock;

  •
  limit transactions with affiliates;

  •
  limit consolidations, mergers and transfers of all or substantially all of our or our assets;

  •
  limit the existence of certain liens;

  •
  limit certain sale and leaseback transactions;

  •
  limit the incurrence of certain senior subordinated indebtedness; and

  •
  prohibit certain restrictions on distributions from subsidiaries.

        All of these limitations and prohibitions are subject to a number of important qualifications and exceptions.

        The indenture is also expected to contain certain affirmative covenants, including financial and other reporting requirements.

        Guarantees.    The senior subordinated notes are expected to be fully and unconditionally guaranteed on a joint and several basis by us and each of our existing domestic and certain future subsidiaries and will be subordinated to all indebtedness under the new senior secured credit facility and all other existing and future Senior Indebtedness, as defined in the indenture.

CERTAIN UNITED STATES FEDERAL TAX CONSIDERATIONS FOR NON-U.S. HOLDERS

        The following is a general discussion of certain United States federal tax considerations relating to the purchase, ownership and disposition of our common stock by a non-U.S. holder. This discussion is based on currently existing provisions of the Internal Revenue Code of 1986, as amended (the "Code"), existing and proposed Treasury regulations promulgated thereunder, and administrative and judicial interpretations thereof, all as in effect or proposed on the date hereof and all of which are subject to change, possibly with retroactive effect or different interpretations. This discussion does not address all of the tax considerations that may be relevant to specific holders in light of their particular circumstances or to holders subject to special treatment under U.S. federal tax laws (such as certain financial institutions, insurance companies, tax-exempt entities, retirement plans, partnerships, dealers in securities, brokers, expatriates or persons who have acquired our common stock as part of a straddle, hedge, conversion transaction or other integrated investment). This discussion does not address the U.S. state and local or non-U.S. tax considerations relating to the purchase, ownership and disposition of our common stock.

        As used in this discussion, the term "non-U.S. holder" means a beneficial owner of our common stock that is not a U.S. person and is not a partnership for U.S. federal income tax purposes. A U.S. person means a person that is for U.S. federal income tax purposes:

  (i)
  an individual who is a citizen or resident of the United States;

  (ii)
  a corporation or partnership created or organized in or under the laws of the United States or of any State or political subdivision thereof or therein, including the District of Columbia (other than a partnership that is not treated as a U.S. person under applicable Treasury regulations);

  (iii)
  an estate the income of which is subject to U.S. federal income tax regardless of the source thereof; or

  (iv)
  a trust with respect to which a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of its substantial decisions, or certain electing trusts that were in existence on August 19, 1996 and were treated as domestic trusts on that date.

        An individual may, subject to certain exceptions, be deemed to be a resident of the United States for a calendar year by reason of being present in the United States for at least 31 days in such calendar year and for an aggregate of at least 183 days during a three-year period ending with such current calendar year (counting for such purposes all of the days present in such current calendar year, one-third of the days present in the immediately preceding calendar year, and one-sixth of the days present in the second preceding calendar year).

        Prospective purchasers are urged to consult their own tax advisors as to the particular tax considerations applicable to them relating to the purchase, ownership and disposition of our common stock, including the applicability of U.S. federal, state or local tax laws or non-U.S. tax laws, any changes in applicable tax laws and any pending or proposed legislation or regulations.

Dividends

        We do not anticipate paying cash dividends on our common stock in the foreseeable future. See "Dividend Policy". In the event, however, that we pay dividends on our common stock, we or a withholding agent will have to withhold U.S. federal withholding tax from the gross amount of the dividends paid to a non-U.S. holder at a rate of 30% unless one of the following two exceptions is satisfied. The first exception is that an applicable income tax treaty reduces or eliminates such tax, and a non-U.S. holder claiming the benefit of such treaty provides to us or such agent proper IRS documentation. The second exception is that the dividends are effectively connected with a non-U.S.

holder's conduct of a trade or business in the United States and the non-U.S. holder provides to us or such agent proper IRS documentation. In the latter case, such non-U.S. holder generally will be subject to U.S. federal income tax with respect to such dividends in the same manner as a U.S. citizen or corporation, as applicable, unless otherwise provided in an applicable income tax treaty. Additionally, a non-U.S. holder that is a corporation could be subject to a branch profits tax on effectively connected dividend income at a rate of 30% (or at a reduced rate under an applicable income tax treaty). If a non-U.S. holder is eligible for a reduced rate of U.S. federal withholding tax pursuant to an income tax treaty, such non-U.S. holder may obtain a refund of any excess amount withheld by filing an appropriate claim for refund with the IRS.

Sale, Exchange or Other Disposition of Common Stock

        Generally, a non-U.S. holder will not be subject to U.S. federal income tax on gain realized upon the sale, exchange or other disposition of our common stock unless (i) such non-U.S. holder is an individual present in the United States for 183 days or more in the taxable year of the sale, exchange or other disposition and certain other conditions are met, (ii) the gain is effectively connected with such non-U.S. holder's conduct of a trade or business in the United States or (iii) we are or have been a "United States real property holding corporation" for U.S. federal income tax purposes at any time during the shorter of the five-year period preceding such sale, exchange or disposition or the period that such non-U.S. holder held our common stock (which we do not believe that we have been or are currently) and certain other conditions are met. If the first exception applies, the non-U.S. Holder generally will be subject to U.S. federal income tax at a rate of 30% (or at a reduced rate under an applicable income tax treaty) on the amount by which capital gains allocable to U.S. sources (including gains from the sale, exchange or other disposition of our common stock) exceed capital losses allocable to U.S. sources. If the second or third exception applies, the non-U.S. holder generally will be subject to U.S. federal income tax with respect to such gain in the same manner as a U.S. citizen or corporation, as applicable, unless otherwise provided in an applicable income tax treaty, and, in case the second exception applies, a non-U.S. holder that is a corporation could also be subject to a branch profits tax on such gain at a rate of 30% (or at a reduced rate under an applicable income tax treaty).

Federal Estate Tax

        Common stock owned or treated as owned by an individual who is a non-U.S. holder at the time of his or her death generally will be included in the individual's gross estate for U.S. federal estate tax purposes and may be subject to U.S. federal estate tax unless an applicable estate tax treaty provides otherwise.

        Current U.S. federal tax law provides for reductions in U.S. federal estate tax through 2009 and the elimination of such estate tax entirely in 2010. Under this law, such estate tax would be fully reinstated, as in effect prior to the reductions, in 2011.

Information Reporting and Backup Withholding Tax

        The amounts of dividends, if any, paid on or with respect to our common stock during each calendar year and the amount of tax, if any, withheld from such payments will be reported to each non-U.S. holder and the IRS. Copies of the information returns reporting such dividends and withholding may be made available to the tax authorities in the country in which a non-U.S. holder is a resident under the provisions of an applicable income tax treaty.

        Additional information reporting and backup withholding (at rates equal to 30.0% in 2002 and 2003, 29.0% in 2004 and 2005, 28.0% in 2006 through 2010 and 31% after 2010) may apply to payments made by us to a non-U.S. holder on or with respect to our common stock, unless the non-U.S. holder certifies as to its status as a non-U.S. holder under penalties of perjury or otherwise establishes an exemption, and certain other conditions are satisfied.

        Information reporting and backup withholding will also apply with respect to the payment of the proceeds from the disposition of our common stock by a non-U.S. holder as follows:

  (i)
  If the proceeds are paid to or through the U.S. office of a broker, they generally will be subject to information reporting and backup withholding unless the holder certifies as to its status as a non-U.S. holder under penalties of perjury or otherwise establishes an exemption.

  (ii)
  If the proceeds are paid to or through a non-U.S. office of a broker that is not a U.S. person and is not a foreign person with certain specified U.S. connections (a "U.S. related person"), they will not be subject to information reporting or backup withholding.

  (iii)
  If the proceeds are paid to or through a non-U.S. office of a broker that is a U.S. person or a U.S. related person, they generally will be subject to information reporting (but not backup withholding) unless the holder certifies as to its status as a non-U.S. holder under penalties of perjury or otherwise establishes an exemption.

        Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder will be allowed as a refund or a credit against such non-U.S. holder's U.S. federal income tax liability, provided that the required procedures are followed.

UNDERWRITING

        Under the terms and subject to the conditions contained in an underwriting agreement dated                       , 2002, we have agreed to sell to the underwriters named below, for whom Credit Suisse First Boston Corporation and                        are acting as representatives the following respective numbers of shares of common stock:

Underwriter	Number of Shares
Credit Suisse First Boston Corporation

Total

        The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in the offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

        We have granted to the underwriters a 30-day option to purchase on a pro rata basis up to            additional shares at the initial public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of common stock.

        The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus and to selling group members at that price less a concession of $                  per share. The underwriters and selling group members may allow a discount of $                  per share on sales to other broker/dealers. After the initial public offering, the representatives may change the public offering price and concession and discount to broker/dealers.

        The following table summarizes the compensation and estimated expenses we will pay:

	Per Share		Total
	Without Over-allotment	With Over-allotment	Without Over-allotment	With Over-allotment
Underwriting Discounts and Commissions paid by us	$	$	$	$
Expenses payable by us	$	$	$	$

        The underwriters will not confirm sales to any accounts over which they exercise discretionary authority without first receiving a written consent from these accounts.

        Credit Suisse First Boston Corporation, one of the underwriters, may be deemed to be our affiliate. The offering therefore is being conducted in accordance with the applicable provisions of Rule 2720 of the National Association of Securities Dealers, Inc. Conduct Rules. Rule 2720 requires that the initial public offering price of the shares of common stock not be higher than that recommended by a "qualified independent underwriter" meeting certain standards. Accordingly,    is assuming the responsibilities of acting as the qualified independent underwriter in pricing the offering and conducting due diligence. The initial public offering price of the shares of common stock is no higher than the price recommended by the qualified independent underwriter.

        We intend to use more than 10% of the net proceeds from the sale of the common stock to repay indebtedness owed by us to             , affiliates of                        . Accordingly, the offering is being made in compliance with the requirements of Rule 2710(c)(8) of the National Association of Securities Dealers, Inc. Conduct Rules. This rule provides generally that if more than 10% of the net proceeds from the sale of stock, not including underwriting compensation is paid to the underwriters or their affiliates, the initial public offering price of the stock may not be higher than that recommended by a

"qualified independent underwriter" meeting certain standards. Accordingly,    is assuming the responsibilities of acting as the qualified independent underwriter in pricing the offering and conducting due diligence. The initial public offering price of the shares of common stock is no higher than the price recommended by the qualified independent underwriter.

        We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of Credit Suisse First Boston Corporation for a period of 180 days after the date of this prospectus, except issuances pursuant to the exercise of employee stock options outstanding on the date hereof.

        Our officers and directors and existing stockholders, warrantholders and option holders have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Credit Suisse First Boston Corporation for a period of 180 days after the date of this prospectus.

        We have agreed to indemnify the underwriters against liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in that respect.

        We will apply to list the shares of common stock on                        under the symbol "        ".

        As of June 30, 2002, CSFB PE and Merchant Capital, Inc., affiliates of CSFB, held warrants to purchase 16,572.9105 shares of our common stock at an exercise price of $377.66 per share. CFSB PE also holds Series B1 Subordinated Notes in aggregate face amounts of approximately $4.5 million and $86,000 and Series B2 Subordinated Notes in aggregate face amounts of approximately $1.65 million and $32,000. In connection with this offering, it is expected that the warrants held by Merchant Capital, Inc. will be exercised and the accrued interest with respect to the Series B1 and B2 Subordinated Notes will be paid with a portion of the proceeds of this offering, the concurrent note offering and the replacement of our existing credit facility.

        Richard Bott, one of our directors, is a Vice Chairman of CSFB.

        CSFB is also acting as lead manager in our concurrent note offering and administrative agent for our new senior secured credit facility. We have entered into engagement letters with CSFB related to this offering and the concurrent note offering, and a fee letter and a commitment letter relating to the replacement of our existing senior credit facility. It is expected that CSFB will be paid customary fees for their services in connection with these transactions. In addition, in the past, CSFB and its affiliates have engaged in commercial dealings with us for which they received customary fees. The underwriters and their affiliates may, in the future, engage in investment banking and other commercial dealings in the ordinary course of business with us.

        Prior to this offering, there has been no public trading market for our common stock. The initial public offering price for the shares will be determined by negotiation between us and the representatives. The principal factors to be considered in determining the initial public offering price include:

  •
  our current and expected pro forma financial condition;

  •
  the economic conditions in and future prospects for the industry in which we compete;

  •
  our management;

  •
  our past and present operations;

  •
  our prospects for future earnings;

  •
  the recent market prices of, and the demand for, publicly traded common stock of generally comparable companies; and

  •
  the general condition of the securities markets at the time of this offering.

        We cannot assure you that the initial public offering price will correspond to the price at which our common stock will trade in the public market subsequent to the offering or that an active trading market for our common stock will develop and continue after the offering.

        In connection with the offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934.

  •
  Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

  •
  Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any short position by either exercising their over-allotment option and/or purchasing shares in the open market.

  •
  Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

  •
  Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on                         or otherwise and, if commenced, may be discontinued at any time.

        A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations.

NOTICE TO CANADIAN RESIDENTS

Resale Restrictions

        The distribution of our common stock in Canada is being made only on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of common stock are made. Any resale of our common stock in Canada must be made under applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of our common stock.

Representations of Purchasers

        By purchasing our common stock in Canada and accepting a purchase confirmation, a purchaser is representing to us and the dealer from whom the purchase confirmation is received that:

  •
  the purchaser is entitled under applicable provincial securities laws to purchase our common stock without the benefit of a prospectus qualified under those securities laws;

  •
  where required by law, that the purchaser is purchasing as principal and not as agent; and

  •
  the purchaser has reviewed the text above under "Resale Restrictions."

Rights of Action—Ontario Purchasers only

        Under Ontario securities legislation, a purchaser who purchases a security offered by this prospectus during the period of distribution will have a statutory right of action for damages, or while still the owner of the shares, for rescission against us in the event that this prospectus contains a misrepresentation. A purchaser will be deemed to have relied on the misrepresentation. The right of action for damages is exercisable not later than the earlier of 180 days from the date the purchaser first had knowledge of the facts giving rise to the cause of action and three years from the date on which payment is made for the shares. The right of action for rescission is exercisable not later than 180 days from the date on which payment is made for the shares. If a purchaser elects to exercise the right of action for rescission, the purchaser will have no right of action for damages against us. In no case will the amount recoverable in any action exceed the price at which the shares were offered to the purchaser and if the purchaser is shown to have purchased the securities with knowledge of the misrepresentation, we will have no liability. In the case of an action for damages, we will not be liable for all or any portion of the damages that are proven to not represent the depreciation in value of the shares as a result of the misrepresentation relied upon. These rights are in addition to, and without derogation from, any other rights or remedies available at law to an Ontario purchaser. The foregoing is a summary of the rights available to an Ontario purchaser. Ontario purchasers should refer to the complete text of the relevant statutory provisions.

Enforcement of Legal Rights

        All of our directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

Taxation and Eligibility for Investment

        Canadian purchasers of our common stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in our common stock in their particular circumstances and about the eligibility of our common stock for investment by the purchaser under relevant Canadian legislation.

Relationship with Affiliates of Certain Underwriters

        A portion of the proceeds of this offering will be used to repay indebtedness held by affiliates of Credit Suisse First Boston Corporation. We are in compliance with the terms of this indebtedness. The decision of Credit Suisse First Boston Corporation to distribute our common stock was not influenced by its affiliates that are our lenders. These affiliates had no involvement in determining whether or when we would distribute our common stock under this offering or the terms of this offering. Credit Suisse First Boston Corporation will not receive any benefit from this offering other than as disclosed in this prospectus.

LEGAL MATTERS

        The validity of our common shares offered in this offering will be passed upon for us by Seyfarth Shaw, Chicago, Illinois. Certain legal matters will be passed upon for the underwriters by Debevoise & Plimpton, New York, New York.

EXPERTS

        The audited financial statements included in this Prospectus, except as they relate to Mexican and Cambridge, L.L.C. d/b/a Dos Manos Technologies, have been audited by PricewaterhouseCoopers LLP, independent accountants, and, insofar as they relate to Mexican and Cambridge, L.L.C., by Perrin, Fordree & Company, P.C., independent accountants, whose report thereon appears herein. Such financial statements have been so included in reliance on the reports of such independent accountants given on the authority of such firms as experts in auditing and accounting.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

        We have filed with the United States Securities and Exchange Commission a registration statement on Form S-l under the Securities Act of 1933, with respect to our Common Stock offered hereby. This prospectus, which forms a part of the registration statement, does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. Some items are omitted in accordance with the rules and regulations of the SEC. For further information about us and our common stock, we refer you to the registration statement and the exhibits and schedules to the registration statement. Statements contained in this prospectus as to the contents of any contract or other document filed as an exhibit are qualified in all respects by reference to the actual text of the exhibit.

        You may read and copy the registration statement, the related exhibits and schedules and the other material we file with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington D.C. 20549. You can also request copies of those documents, upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms.

        The SEC also maintains an Internet site that contains reports, proxy and information statements and other information regarding issuers that file with the SEC. The site's address is www.sec.gov.

        As a result of this offering, we will become subject to the information and reporting requirements of the Securities Exchange Act of 1934 and, in accordance with those requirements, will file periodic reports, proxy statements and other information with the SEC. We intend to furnish our stockholders with annual reports containing consolidated financial statements audited by our independent public accounting firm.

        The financial statements of Lorro, Inc. and SAI are not included herein as their financial statements are not material to the consolidated financial statements of Meridian.

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders' of
Meridian Automotive Systems, Inc. and Subsidiaries:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, shareholders' equity and cash flows present fairly, in all material respects, the financial position of Meridian Automotive Systems, Inc. and its subsidiaries at December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Grand Rapids, Michigan

August 16, 2002

MERIDIAN AUTOMOTIVE SYSTEMS, INC.

CONSOLIDATED BALANCE SHEETS

	At December 31,
	2001	2000
	(in thousands, except share and per share amounts)
ASSETS
Current assets:
Cash	$784	$1,187
Accounts receivable, less allowance of $9,982 and $15,830	140,739	140,871
Accounts receivable from affiliate	10,783	9,147
Inventories	60,479	57,736
Tooling costs in excess of billings	36,895	35,397
Deferred taxes	13,256	36,724
Refundable income taxes	3,792	15,430
Prepaid assets and other	1,834	1,677

Total current assets	268,562	298,169
Property, plant and equipment	340,835	371,247
Goodwill	264,581	277,148
Other intangible assets	25,411	28,231
Investment in affiliate	2,076	2,086
Other assets	18,965	14,137

Total assets	$920,430	$991,018

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Current portion of long-term debt	$579	$395
Accounts payable	88,578	89,330
Accrued compensation	20,201	18,702
Other accrued liabilities	59,330	75,004
Tooling billings in excess of costs	10,381	11,015

Total current liabilities	179,069	194,446

Long-term debt to banks and others, less current portion	445,432	470,071
Long-term debt to affiliates	78,896	91,881
Deferred taxes	54,542	47,211
Other long-term liabilities	25,905	18,369
Accumulated postretirement benefit obligation	36,104	36,129
Commitments and contingencies	—	—
Redeemable preferred stock—par value $1, 15,000 shares authorized, 0 and 1,721 shares issued and outstanding at December 31, 2001 and 2000, respectively	—	1,721
Shareholders' equity:
Preferred stock—par value $1, 85,000 shares authorized, 0 and 7,724 shares issued and outstanding at December 31, 2001 and 2000, respectively	—	17,301
Common stock—par value $0.01, 250,000 shares authorized, 116 and 108 shares issued and outstanding at December 31, 2001 and 2000, respectively	—	—
Additional paid-in capital	227,098	171,861
Accumulated deficit	(113,066)	(57,753)
Accumulated other comprehensive loss	(13,550)	(219)

Total shareholders' equity	100,482	131,190

Total liabilities and shareholders' equity	$920,430	$991,018

The accompanying notes are an integral part of the consolidated financial statements.

MERIDIAN AUTOMOTIVE SYSTEMS, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	For the Years Ended December 31,
	2001	2000	1999
	(in thousands, except share and per share data)
Net sales:
Outside sales	$928,698	$752,524	$424,265
Sales to affiliate	48,057	50,612	44,081

Total net sales	976,755	803,136	468,346
Cost of sales:
Cost of outside sales	868,058	678,421	357,829
Cost of affiliate sales	41,698	44,149	39,232

Total cost of sales	909,756	722,570	397,061

Gross profit	66,999	80,566	71,285
Selling, general and administrative	57,374	45,831	27,556

Income from operations	9,625	34,735	43,729

Other income (expense):
Equity in income of affiliate	145	232	283
Interest expense to banks and others	(46,837)	(39,078)	(16,305)
Interest expense to affiliates	(21,683)	(11,311)	(8,427)
Gain (loss) on extinguishment of debt	29,459	(615)	—
Loss on disposal of fixed assets	(970)	—	—
Other	(214)	(27)	523

	(40,100)	(50,799)	(23,926)

(Loss) income before income taxes	(30,475)	(16,064)	19,803
Income tax expense (benefit)	26,558	(4,079)	9,436

Net (loss) income	$(57,033)	$(11,985)	$10,367

Net (loss) income available to common shareholders	$(84,606)	$(13,061)	$10,367
Earnings per share:
Basic	$(741,819.52)	$(153,617.26)	$164,843.38
Diluted	$(741,819.52)	$(153,617.26)	$138,151.14
Weighted average shares outstanding:
Basic	114.052	85.023	62.890
Diluted	114.052	85.023	75.041

The accompanying notes are an integral part of the consolidated financial statements.

MERIDIAN AUTOMOTIVE SYSTEMS, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

For the Years Ended December 31, 2001, 2000 and 1999

(in thousands except share amounts)

	Preferred Stock	Common Stock	Additional Paid-in Capital	Other	Accumulated Other Comprehensive Income (Expense)	Accumulated Deficit	Total	Comprehensive Income (Loss)
Balance January 1, 1999	$—	$—	$33,590	$928	$—	$(54,414)	$(19,896)
Net income	—	—	—	—	—	10,367	10,367	$10,367
Shares issued (19 shares)	—	—	36,961	—	—	—	36,961	—
Issuance of preferred stock	17,301	—	—	—	—	—	17,301	—
Preferred stock dividend	—	—	—	—	—	(645)	(645)	—
Compensation related to management stock, warrants and options	—	—	—	1,876	—	—	1,876	—

Balance, December 31, 1999	17,301	—	70,551	2,804	—	(44,692)	45,964	$10,367

Net loss	—	—	—	—	—	(11,985)	(11,985)	(11,985)
Foreign currency translation, net of tax of ($115)	—	—	—	—	213	—	213	213
Minimum pension liability, net of tax of $233	—	—	—	—	(432)	—	(432)	(432)
Shares issued (42 shares)	—	—	101,310	—	—	—	101,310	—
Preferred stock dividend	—	—	—	—	—	(1,076)	(1,076)	—
Compensation related to management stock, warrants and options	—	—	—	(2,804)	—	—	(2,804)	—

Balance, December 31, 2000	17,301	—	171,861	—	(219)	(57,753)	131,190	$(12,204)

Net loss	—	—	—	—	—	(57,033)	(57,033)	$(57,033)
Foreign currency translation	—	—	—	—	318	—	318	318
Minimum pension liability	—	—	—	—	(2,944)	—	(2,944)	(2,944)
Net loss from cash flow hedging	—	—	—	—	(10,705)	—	(10,705)	(10,705)
Preferred stock dividend	—	—	—	—	—	(256)	(256)	—
Issuance of warrants	—	—	37,935	—	—	—	37,935	—
Deemed dividend	—	—	29,293	—	—	—	29,293	—
Deemed dividend	—	—	(29,293)	—	—	—	(29,293)	—
Exchange of preferred to common stock	(17,301)	—	17,302	—	—	1,976	1,977	—

Balance, December 31, 2001	$—	$—	$227,098	$—	$(13,550)	$(113,066)	$100,482	$(70,364)

The accompanying notes are an integral part of the consolidated financial statements.

MERIDIAN AUTOMOTIVE SYSTEMS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended December 31,
	2001	2000	1999
	(in thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net (loss) income	$(57,033)	$(11,985)	$10,367
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Depreciation and amortization	69,073	44,840	20,842
Loss contract amortization	(10,558)	(4,114)	—
Finance fee amortization	2,522	1,565	276
Note discount amortization—affiliate	3,892	798	494
Payment-in-kind interest	18,403	7,493	—
Loss on disposal of fixed assets	970	—	—
Write-off of deferred financing fees	—	3,458	2,090
Compensation related to stock arrangements	—	(2,804)	1,876
(Gain) loss on extinguishment of debt	(29,459)	615	—
Dividend received from affiliate	155	—	—
Equity in income of affiliate	(145)	(232)	(283)
(Increase) decrease in assets:
Accounts receivable	433	(31,966)	5,329
Accounts receivable from affiliate	(1,636)	3,238	33
Inventories	(2,431)	(3,078)	(2,490)
Prepaid assets and other	4,290	(10,441)	(75)
Increase (decrease) in liabilities:
Accounts payable	(1,256)	37,263	(2,216)
Accrued liabilities	(14,417)	(1,343)	(4,205)
Deferred taxes	30,799	2,645	247
Costs on uncompleted tooling contracts, net	(2,132)	(50)	(8,327)

Net cash provided by operating activities	11,470	35,902	23,958

CASH FLOWS FROM INVESTING ACTIVITIES:
Additions to property and equipment	(35,535)	(54,811)	(33,108)
Purchase of business, net of cash acquired	1,306	(336,469)	(184,317)
Proceeds from sale of property and equipment	10,766	—	—

Net cash used for investing activities	(23,463)	(391,280)	(217,425)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from revolving credit facility	774,530	480,800	243,450
Payments on revolving credit facility	(798,100)	(449,500)	(241,650)
Proceeds from issuance of long-term debt from banks and others	—	400,000	200,038
Proceeds from issuance of long-term debt from affiliates	55,000	30,207	22,718
Payments on long-term debt to banks and others	(874)	(194,811)	(78,334)
Payments on long-term debt to affiliates	(15,000)	(6,220)	—
Deferred financing costs capitalized	(3,966)	(11,282)	(4,250)
Proceeds from issuance of common and preferred stock	—	101,310	54,262

Net cash provided by financing activities	11,590	350,504	196,234

Net (decrease) increase in cash	(403)	(4,874)	2,767
Cash, beginning of year	1,187	6,061	3,294

Cash, end of year	$784	$1,187	$6,061

Supplemental schedule of non-cash investing activities:
In connection with the acquisitions described in Note 2, Liabilities were assumed as follows:
Fair value of assets acquired	$—	$519,663	$230,258
Purchase of business	—	336,976	184,317

Liabilities assumed	$—	$182,687	$45,941

Supplemental non-cash financing activities:
Warrants issued	$37,935	$—	$—

Deemed dividend to shareholders as described in Note 1	$(29,293)	$—	$—

Conversion of accrued interest into notes payable	$10,806	$—	$—

The accompanying notes are an integral part of the consolidated financial statements.

MERIDIAN AUTOMOTIVE SYSTEMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1.    Summary of Significant Accounting Policies

Principles of consolidation

        The consolidated financial statements include the accounts of Meridian Automotive Systems, Inc., and its wholly owned subsidiaries ("Meridian" or the "Company"). Investment in the Company's 49 percent-owned affiliate, Lorro, Inc., is accounted for using the equity method. All significant intercompany accounts and transactions have been eliminated.

Business

        The Company is engaged in the design, manufacture and sale of front and rear end modules, interior and exterior components and modules, and lighting products to the automotive and heavy truck industries.

Revenue recognition

        The Company recognizes revenue from product sales, net of estimated returns and allowances, at the time of transfer of title, upon delivery if shipments are made FOB destination or at the time of shipment if FOB shipping point.

        The Company nets its tooling revenue with the related costs as a component of cost of sales. Tooling revenue included as a component of cost of sales amounted to $73.6 million, $69.8 million and $13.6 million for the years ended December 31, 2001, 2000 and 1999, respectively.

Product development and tooling

        The Company provides pre-production product development, engineering and tooling services to its customers. Costs of reimbursable tooling projects are capitalized until the projects are complete. When these projects are considered to be complete and customer approval has been obtained, revenue and the accumulated costs are recognized. Provisions for estimated losses on projects are charged to operations in the period in which the loss becomes known. All non-reimbursable costs for research, development and pre-production engineering related to long-term supply agreements are expensed in cost of sales as incurred.

        For the years ended December 31, 2001 and 2000, the Company had capitalized $65.1 million and $63.3 million, respectively, for reimbursable tooling costs.

        Research and development expense was $0.8 million, $1.6 million and $0.5 million for the years ended December 31, 2001, 2000 and 1999, respectively.

Concentration of risk

        The Company is subject to a certain level of risk as a result of its sales primarily to three domestic automobile manufacturers (the "Manufacturers"). Sales to these customers for the years ended December 31, 2001, 2000 and 1999, as compared to total sales, were approximately 31%, 45% and 66% to Ford Motor Company, 30%, 17% and 6% to GM, and 17%, 17% and 12% to DaimlerChrysler, respectively.

        Financial instruments that subject the Company to concentrations of credit risk consist primarily of accounts receivable. To reduce credit risk, the Company performs ongoing evaluations of its customers. Substantially all of the Company's accounts receivable balance was due from the Manufacturers at

December 31, 2001 and 2000, respectively. Management believes the likelihood of incurring material losses due to concentration of credit risk is remote.

Property, plant and equipment

        Property, plant and equipment are stated at cost. Depreciation of property, plant and equipment is computed over the estimated useful lives of the assets using the straight-line method. Estimated useful lives range from 10 to 30 years for buildings and improvements, 3 to 20 years for machinery and equipment and 5 to 7 years for furniture and fixtures.

        The Company performs impairment analysis for its long-lived assets on an annual basis or whenever events and circumstances indicate that impairment may exist. Any impairments would be recognized when the expected future operating cash flows derived from these assets is less than their carrying value. No event has been identified that would indicate an impairment of the value of the Company's long-lived assets recorded in the accompanying consolidated financial statements.

Recent Accounting Pronouncements

        In June 2001, the Financial Accounting Standards Board (FASB or the "Board") issued Statement of Financial Accounting Standards No. 141 ("SFAS No. 141"), Business Combinations, and No. 142 ("SFAS No. 142"), Goodwill and Other Intangible Assets, collectively referred to as the "Standards". SFAS No. 141 supersedes Accounting Principles Board Opinion (APB) No. 16, Business Combinations. The provisions of SFAS No. 141 (1) require that the purchase method of accounting be used for all business combinations initiated after June 30, 2001, (2) provide specific criteria for the initial recognition and measurement of intangible assets apart from goodwill, and (3) require that unamortized negative goodwill be written off immediately as an extraordinary gain instead of being deferred and amortized. SFAS No. 141 also requires that upon adoption of SFAS No. 142 the Company reclassify the carrying amounts of certain intangible assets into or out of goodwill, based on certain criteria. SFAS No. 142 supersedes APB 17, Intangible Assets, and is effective for fiscal years beginning after December 15, 2001. SFAS No. 142 primarily addresses the accounting for goodwill and intangible assets subsequent to their initial recognition. The provisions of SFAS No. 142 (1) prohibit the amortization of goodwill and indefinite-lived intangible assets, (2) require that goodwill and indefinite-lived intangibles assets be tested annually for impairment (and in interim periods if certain events occur indicating that the carrying value of goodwill and/or indefinite-lived intangible assets may be impaired), (3) require that reporting units be identified for the purpose of assessing potential future impairments of goodwill, and (4) remove the forty-year limitation on the amortization period of intangible assets that have finite lives.

        The provisions of the Standards also apply to equity-method investments made both before and after June 30, 2001. SFAS No. 141 requires that the unamortized deferred credit related to an excess over cost arising from an investment that was accounted for using the equity method (equity-method negative goodwill), and that was acquired before July 1, 2001, must be written-off immediately and recognized as the cumulative effect of a change in accounting principle. Equity-method negative goodwill arising from equity investments made after June 30, 2001 must be written-off immediately and recorded as an extraordinary gain, instead of being deferred and amortized. SFAS No. 142 prohibits amortization of the excess of cost over the underlying equity in the net assets of an equity-method investee that is recognized as goodwill.

        The Company will adopt the provisions of SFAS No. 142 in its first quarter ended March 31, 2002. The Company is in the process of preparing for its adoption of SFAS No. 142 and is making the determinations as to what its reporting units are and what amounts of goodwill, intangible assets, other assets, and liabilities should be allocated to those reporting units. In connection with the adoption of SFAS No. 142, the Company does not expect to reclassify any of its goodwill balances to various intangible asset classifications and will reclassify $8.8 million of its intangible assets to goodwill. The Company expects that it will no longer record $16.7 million of amortization relating to its existing goodwill and indefinite-lived intangibles, as adjusted for the reclassifications just mentioned. The Company will also evaluate the useful lives assigned to its intangible assets and anticipates no changes to the useful lives.

        SFAS No. 142 requires that goodwill be tested annually for impairment using a two-step process. The first step is to identify a potential impairment and, in transition, this step must be measured as of the beginning of the fiscal year. However, a company has six months from the date of adoption to complete the first step. The Company expects to complete that first step of the goodwill impairment test during the first quarter of 2002. The second step of the goodwill impairment test measures the amount of the impairment loss (measured as of the beginning of the year of adoption), if any, and must be completed by the end of the Company's fiscal year. Intangible assets deemed to have an indefinite life will be tested for impairment using a one-step process which compares the fair value to the carrying amount of the asset as of the beginning of the fiscal year, and pursuant to the requirements of SFAS No. 142 will be completed during the first quarter of 2002. Any impairment loss resulting from the transitional impairment tests will be reflected as the cumulative effect of a change in accounting principle in the first quarter 2002. The Company has not yet determined what effect these impairment tests will have on the Company's earnings and financial position.

        In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." The adoption of this statement will have no impact on the Company's financial statements.

        In August 2001, the FASB issued SFAS No. 144, "Accounting for Impairment or Disposal of Long-Lived Assets." This statement supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" and primarily addresses the development of a single accounting model for long-lived assets to be disposed of, whether previously held and used or newly acquired. The Company will adopt this statement on January 1, 2002.

        In May 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13 and Technical Corrections as of April 2002." This statement rescinds FASB Statement No. 4, Reporting Gains and Losses from Extinguishment of Debt, and an amendment of that Statement, FASB Statement No. 64, Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements. This Statement also recinds FASB Statement No. 44, Accounting for Intangible Assets of Motor Carriers. This Statement also amends FASB Statement No. 13, Accounting for Leases, in order to eliminate an inconsistency between the required accounting for sale-leaseback transactions. Lastly, this statement amends other authoritative pronouncements to clarify meanings, make necessary corrections and to describe the applicability of these modifications under the changed conditions. The Company has elected early adoption of this statement in 2001 and, accordingly, the Company has classified gains and losses from extinguishments of debt as other income or expense. Refer to Footnote No. 11, Long-Term Debt, for an analysis of the impact of this adoption.

        In July 2002, the FASB issued SFAS No. 146 "Accounting for Costs Associated with Exit or Disposal Activities." This statement requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. These costs include lease termination costs and certain employee severance costs that are associated with a restructuring, discontinued operation, plant closing, or other exit or disposal activity. Previous accounting guidance was provided by EITF Issue No. 94-3 "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity." Statement 146 replaces Issue 94-3. This statement is to be applied prospectively to exit or disposal activities initiated after December 31, 2002. The Company has not determined the impact of its future adoption of this statement.

Intangibles

        The Company records the cost of business acquisitions in excess of the fair value of net assets acquired as goodwill. Goodwill of $292.2 million and $290.2 million has been recorded in the accompanying consolidated balance sheets, and accumulated amortization amounted to $27.6 million and $13.0 million at December 31, 2001 and 2000, respectively. Goodwill is amortized using the straight-line method over 20 years for the 2000 and 1999 acquisitions and 30 years for the 1998 acquisition. (See Note 2 "Acquisitions")

        The Company has recorded other intangible assets of approximately $33.0 million as of December 31, 2001 and 2000. These assets relate to non-compete agreements, technology, workforce value and a manufacturing supply agreement acquired in connection with its acquisitions. These intangible assets are included in the accompanying consolidated balance sheets at December 31, 2001 and 2000, and accumulated amortization amounted to $7.6 million and $4.8 million, respectively. These intangible assets are being amortized using the straight-line method as follows:

Depreciable Life
Manufacturing Supply Agreement	30 years
Technology	18 years
Workforce	7 years
Non-compete	5 years

        The Company continually evaluates the carrying value of intangible assets. Any impairments would be recognized when the expected future operating cash flows derived from such intangible assets is less than their carrying value. No event has been identified that would indicate an impairment of the value of goodwill or other intangible assets recorded in the accompanying consolidated financial statements.

        The following pro forma information has been prepared assuming the Company had adopted the provisions of SFAS No. 142 for each of the years ended December 31, 2001, 2000 and 1999:

	2001	2000	1999
	(in thousands, except per share data)
Net (loss) income available to common shareholders	$(84,606)	$(11,985)	$10,367
Eliminate: Goodwill amortization	16,657	9,227	4,445

Pro forma net (loss) income	$(67,949)	$(2,758)	$14,812

Basic earnings per share:
Net (loss) income	$(741,819.52)	$(153,617.26)	$164,843.38
Goodwill amortization	146,047.42	108,523.58	70,678.96

Pro forma net (loss) income	$(595,772.10)	$(45,093.68)	$235,522.34

Diluted earnings per share:
Net (loss) income	$(741,819.52)	$(153,617.26)	$138,151.14
Goodwill amortization	146,047.42	108,523.58	59,234.29

Pro forma net (loss) income	$(595,772.10)	$(45,093.68)	$197,385.43

Debt issue costs

        The Company capitalizes debt issue costs associated with its long-term debt and amortizes these costs over the term of the debt using the effective interest rate method.

Self insurance

        The Company is self-insured for certain employee medical and dental claims, as well as workers' compensation claims. The estimated cost of known claims and the estimated cost of claims which have been incurred, but not yet reported, have been accrued. Changes in circumstances could cause these estimates to be revised.

Financial instruments

        On January 1, 2001, the Company adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS No. 138. The standard requires that all derivative instruments be recorded on the balance sheet at fair value. Changes in the fair value of derivatives are recorded in earnings or other comprehensive income, based on whether the instrument is designated as part of a hedge transaction and, if so, the type of hedge transaction. The Company recorded a long-term liability and a charge to Other Comprehensive Loss of $8.1 million in connection with the adoption of this statement.

        The Company entered into an interest rate swap agreement in July 2000 that hedges $192.9 million of its Term Loans through July 14, 2003. The agreed upon interest rate is 6.71% should LIBOR be less than 7.5%, LIBOR should it be between 7.5% and 9.0%, and 9.0% should LIBOR exceed 9.0%. The differential to be paid or received under these agreements is recognized on the accrual basis as an adjustment to interest expense. In accordance with SFAS No. 133, "Accounting for Derivative

Instruments and Hedging Activities", as amended by SFAS No. 138, the Company has recorded the fair market value of the interest rate swap on the balance sheet. The Company has designated this transaction as a cash flow hedge, and accordingly, changes in the fair market value of the interest rate swap are recorded in accumulated other comprehensive income in accordance with SFAS No. 138. At December 31, 2001, the Company has recorded a liability in Other Long-Term Liabilities of $10.5 million, and a corresponding expense in accumulated other comprehensive income representing the fair market value of the interest rate swap.

        The Company has entered into commodities futures contracts to hedge against the pricing risk associated with nickel used in its manufacturing process. Under these contracts, the Company receives or makes payments equal to the difference between the original contract price and the actual price of nickel on the maturity date of the contract. The Company has designated this transaction as a cash flow hedge, and accordingly, changes in the fair market of these contracts are recorded in accumulated other comprehensive income in accordance with SFAS No. 138. At December 31, 2001, the Company has recorded a $0.2 million liability in Other Long-Term Liabilities and a corresponding expense in accumulated other comprehensive income representing the fair market value of these commodities contracts.

        The carrying amounts of the Company's financial instruments included in current assets and current liabilities approximates their fair value due to their short-term nature. The stated value of the Company's senior indebtedness to banks approximates fair value because the interest rates for such instruments adjust frequently to prevailing market interest rates. The fair value of other long-term subordinated debt approximates its carrying value.

Foreign currency translation adjustments

        The functional currencies for the Company's foreign subsidiaries are Canadian Dollars, Brazilian Reals and Mexican Pesos. The translation from these currencies is performed for balance sheet accounts using the exchange rates in effect at the balance sheet date and for revenue and expense accounts using the average exchange rate during the period. The gains or losses resulting from the translations are included as accumulated other comprehensive income or expense in stockholders' equity.

Comprehensive income

        SFAS 130 "Reporting Comprehensive Income" establishes a standard for the reporting of comprehensive income, which is comprised of net income and other comprehensive income items, in the financial statements. Other comprehensive income includes items recorded in stockholders' equity that are not the result of transactions with stockholders. For the Company, comprehensive income consists of net income or loss, foreign currency translation adjustments made pursuant to SFAS 52 "Foreign Currency Translation", minimum pension liability adjustments made pursuant to SFAS 87 "Employers' Accounting for Pensions" and changes in the fair market value of the Company's interest rate swap agreement and commodities contracts on nickel recorded pursuant to SFAS 138.

Loss contracts

        The Company provides for losses when the total expected costs of parts sold for a production program exceed the expected net sales from those sales.

        The Company is committed under certain existing agreements, assumed in connection with acquisitions, to supply product to its customers at selling prices that are not sufficient to cover the direct costs to produce these parts. The Company is obligated to supply these products for the life of the related vehicles, which is typically three to five years. Accordingly, the Company recognizes losses at the time these losses are probable and reasonably estimable at an amount equal to the minimum amount necessary to fulfill the Company's obligations to its customers. The reserves established in connection with these recognized losses are reversed as the product is shipped to the customers.

Earnings per share

        Basic earnings per share ("EPS") is calculated based on the weighted average number of common shares outstanding during the periods presented. Diluted EPS is calculated based on the weighted average number of common and common equivalent shares outstanding during the periods presented, giving effect to stock options granted and warrants issued. Convertible Participating Series A Preferred Stock affects the computation of earnings per share according to the "If-Converted" method of accounting in accordance with EITF D-95. These shares were included in the computation of the weighted average shares outstanding for the year ended December 31, 1999 and excluded during the year ended December 31, 2000 as they were anti-dilutive. After conversion at March 29, 2001, 7.724 shares were not included in the computation of the weighted average shares outstanding for the period ended December 31, 2001 as they were anti-dilutive prior to the conversion to common stock on March 29, 2001.

        Subsequent to the conversion of the Series A Preferred Stock, the Company amended its Articles of Incorporation, reducing the par value of the common stock of the Company from $1.00 per share to $0.01 per share. As a result of the change in the par value of the common stock, the Company effected a reverse stock split resulting in one new share of common stock for each 1,000 shares previously issued and outstanding while maintaining the number of authorized shares of each class of common and preferred stock as had been authorized in 2000. Accordingly, all share amounts have been restated to reflect the reverse stock split.

        The following represents EPS for the years ended December 31, 2001, 2000 and 1999, respectively (in thousands, except share and per share data).

	2001	2000	1999
Net (loss) income	$(57,033)	$(11,985)	$10,367
Preferred stock dividend	(256)	(1,076)	(645)
Deemed dividend(2)	(29,293)	—	—
Gain on conversion of preferred stock(1)	1,976	—	—

Net (loss) income available to common shareholders	$(84,606)	$(13,061)	$9,722
Income impact of assumed conversions	—	—	645

Net (loss) income available to common shareholders plus assumed conversion	$(84,606)	$(13,061)	$10,367

Earnings per share:
Basic	$(741,819.52)	$(153,617.26)	$164,843.38
Diluted	$(741,819.52)	$(153,617.26)	$138,151.14
Weighted average shares outstanding
Basic	114.052	85.023	62.890
Dilutive potential common shares	—	—	12.151
Diluted	114.052	85.023	75.041

(1)
Gain relates to the difference between the fair value of the common stock at redemption and the book basis of the redeemable Series B preferred stock accounted for under the provisions of EITF D-42.

(2)
In November and December, 2001, in a series of transactions consented to by the Company, several management shareholders and a group of shareholders, including the Windward Group, having control over the Company's Series A Common Stock, sold all or a portion of their Series A Common Stock, representing approximately 53% of the outstanding common stock of the Company to two of the Company's management executives for $10 per share. Such two executives simultaneously and irrevocably, for no consideration, transferred the stock voting rights back to the selling non-management shareholders. As a result of the sale of these shares, the selling shareholders incurred capital losses. Accordingly, the Company has recorded a deemed dividend to these shareholders in the amount of $29.3 million.

        The principle difference between basic and diluted weighted average shares outstanding in 1999 is stock options and warrants.

Use of estimates

        The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of net sales and expenses during the reporting period. Actual results could differ from those estimates.

Note 2.    Acquisitions

        On July 14, 2000, the Company purchased substantially all the assets of Cambridge Industries, Inc. ("Cambridge") for approximately $337.0 million in cash. The acquisition was accounted for as a purchase and $179.9 million was recorded as goodwill. The acquired goodwill is being amortized over twenty years on a straight-line basis until the Company adopts SFAS No. 142 on January 1, 2002. The business acquired is engaged primarily in the design, manufacture and sale of exterior and interior components to the automotive and heavy truck industries. The acquisition was financed by the issuance of $235.7 million of additional debt and $101.3 million of common stock.

        In August 1999, the Company acquired a Kansas City, Kansas plant and certain other assets from SAI Automotive USA—Kansas City, Inc. for $12.0 million.

        On May 25, 1999, the Company purchased all of the outstanding stock of the Leslie Metal Arts Company ("Lescoa") for approximately $184.3 million in cash. The acquisition has been accounted for as a purchase and $97.5 million has been recorded as goodwill. The acquired goodwill will be amortized over twenty years on a straight line basis. The acquired company is engaged primarily in the design, manufacture and sale of interior components and lighting products to the automotive industry. The acquisition was financed by the issuance of $130.0 million in additional debt, $37.0 million of common stock and $17.3 million of preferred stock.

        As part of the purchase accounting for the acquisition of Cambridge, the Company established an accrual of $14.9 million for the estimated costs of exiting or transferring certain business activities and the related closing of certain operating plants. At December 31, 2001 and 2000, the accrual balance was $6.7 million and $14.9 million, respectively. Also, the Company established an accrual of $29.1 million to provide for costs in excess of expected net sales on certain future shipments to customers for which Cambridge had made commitments. At December 31, 2001 and 2000 the accrual balance was $14.1 million and $25.0 million, respectively. The long-term portion of these accruals is included in Other Long-Term Liabilities on the balance sheet at December 31, 2001 and 2000.

        A rollforward of these reserves arising from the acquisition of Cambridge is as follows:

	Restructuring	Loss Contracts
	(in thousands)
January 1, 2000	$—	$—
Additions from Cambridge acquisition	14,854	29,134
Utilizations	—	(4,114)

December 31, 2000	14,854	25,020
Purchase accounting adjustments	3,421	—
Utilizations	(11,557)	(10,922)

December 31, 2001	$6,718	$14,098

        Purchase accounting adjustments, representing the recognition of contingencies that existed at the time of the purchase of Cambridge, increased goodwill in 2001. Actual expenditures of the restructuring are accounted for as reductions in the accrual. Loss contract utilizations reduce the accrual as actual losses on production contract obligations are incurred and the adjustments to the accrual reduce cost of goods sold.

        The restructuring reserves are expected to be fully utilized by December 31, 2003 when the remaining contractual obligations expire.

        The loss contract reserves are expected to be fully utilized by December 31, 2005 when the remaining contracts expire.

        These restructuring reserves were comprised of the following:

	Employee Severance and Benefits	Facility Closure Costs	Leases and Other Contractual Costs	Total
	(in thousands)
Balance at July 14, 2000	$7,616	$3,320	$3,918	$14,854
Utilizations	—	—	—	—

Balance at December 31, 2000	7,616	3,320	3,918	14,854
Purchase accounting adjustments	1,104	2,727	(410)	3,421
Utilizations	(6,283)	(3,161)	(2,113)	(11,557)

Balance at December 31, 2001	$2,437	$2,886	$1,395	$6,718

        The Company has implemented exit plans that include the closing of its Lapeer, Michigan ("Lapeer") and Auburn, Washington ("Auburn") facilities and exiting certain business activities at its Centralia, Illinois ("Centralia") facility. These restructurings have eliminated approximately 450 employees at Lapeer, 120 employees at Auburn and 512 employees out of a total plan of 601 employees at Centralia at December 31, 2001.

        The results of operations for the above acquisitions are included in the accompanying Consolidated Statements of Operations from the date of acquisition.

        The following unaudited pro forma information has been prepared assuming the acquisitions occurred at the beginning of each of the periods presented. The pro forma information includes adjustments for interest expense that would have been incurred to finance the purchases, additional depreciation based on the fair market value of the property and equipment acquired and the amortization of goodwill and other intangibles arising from the transactions (in thousands, except share and per share data).

	2000	1999
	(unaudited)
Net sales	$1,124,396	$1,092,735
Net loss	(38,972)	(13,959)
Preferred stock dividend	(1,076)	(645)

Net loss available to common shareholders	$(40,048)	$(14,604)

Earnings per share:
Basic	$(372,276.34)	$(135,755.19)
Diluted	$(372,276.34)	$(135,755.19)
Weighted average shares outstanding:
Basic	107.576	107.576
Diluted	107.576	107.576

Note 3.    Non-redeemable Preferred and Common Stock

        During 2000, the Company increased the number of authorized shares of common stock from 200,000 to 250,000 shares. Of the 250,000 authorized shares of common stock, 172,200 shares have been designated for five classes of common stock in the following manner:

Class A	125,000
Class B	25,000
Class C	2,000
Class D	200
Class E	20,000

172,200

        The remaining 77,800 shares are undesignated and may be designated to any class of stock as defined in the Articles of Incorporation. Classes A and B are entitled to one vote per share and class D shares are entitled to 10 votes per share. Classes C and E are non-voting.

        As of December 31, 2001 and 2000, the following number of shares of common stock are outstanding in each of the five classes of common stock:

	2001	2000
Class A	90.9211	82.3778
Class B	12.2365	12.2365
Class C	2.8591	2.8591
Class D	0.3308	0.3308
Class E	9.7718	9.7718

	116.1193	107.5760

        In addition, the Company has authorized 85,000 shares of non-redeemable preferred stock in the following manner:

Series A	10,000
Undesignated	75,000

85,000

        Series A 6.22% Cumulative Convertible Pay-In-Kind Preferred Stock ("Series A Preferred Stock") entitles the holder to cumulative annual dividends payable semi-annually at June 30 and December 31. Series A Preferred Stock entitles the holder to voting rights and participation in any distributions to common stockholders as if Series A Preferred Stock were Class A Common Stock. Series A Preferred Stock is not redeemable but can be converted to Class A Common Stock at the option of the holder or upon the occurrence of a change in control.

        Effective March 29, 2001, the shareholders converted all of their 7.724 outstanding shares of Series A Preferred Stock into an equal number of shares of the Company's Class A Common Stock. Dividends on Series A Preferred Stock in the form of 106 and 1,076 shares of Series B Preferred Stock totaling $0.3 million and $1.1 million were issued to the preferred stockholders, prior to the conversion, during 2001 and 2000, respectively.

        Subsequent to the conversion of the Series A Preferred Stock, the Company amended its Articles of Incorporation, reducing the par value of the common stock of the Company from $1.00 per share to $0.01 per share. As a result of the change in the par value of the common stock, the Company effected a reverse stock split resulting in one new share of common stock for each 1,000 shares previously issued and outstanding while maintaining the number of authorized shares of each class of common and preferred stock as had been authorized in 2000. Accordingly, all share amounts have been restated to reflect the reverse stock split.

        Prior to December 2001, Meridian Automotive Systems' stock was held, in majority, by a group of related entities ("Windward Group") and a minority of shares were held by certain institutional investors. In December 2001, a series of private stock sales occurred whereby the Windward Group and the institutional investors sold approximately 53% of the outstanding common shares of the Company to certain other members of management. Concurrent with the stock sales, the purchasers conveyed irrevocable stock voting proxies back to the Sellers. No change in control of the Company occurred due to these transactions.

Note 4.    Redeemable Preferred Stock

        Series B Non-Convertible Preferred Stock ("Series B Preferred Stock") pays no dividends, is not convertible into common stock and has no general voting rights. The Company can call Series B Preferred Stock at a price of $1,000 per share. Series B Preferred Stock would also be redeemed at $1,000 per share upon the occurrence of a change in control. There are no stated redemption requirements on Series B Preferred Stock over the next five years. Changes in Series B Preferred Stock for issuance of preferred stock dividends on Series A Preferred Stock were as follows:

Series B Non-Convertible Preferred Stock Shares, January 1, 1999	—
Additions: Non-Convertible Preferred Stock Dividend	645

Series B Non-Convertible Preferred Stock Shares, December 31, 1999	645
Additions: Non-Convertible Preferred Stock Dividend	1,076

Series B Non-Convertible Preferred Stock Shares, December 31, 2000	1,721
Additions: Non-Convertible Preferred Stock Dividend	106
Subtractions: Conversion to Common Stock Shares	(1,827)

Series B Non-Convertible Preferred Stock Shares, December 31, 2001	—

        On March 29, 2001, the shareholders exchanged all of the shares of their Series B Preferred Stock for 0.8188 shares of Class A Common Stock and, as the fair value of the common stock exchanged was less than the carrying value of the redeemed preferred stock, the Company recorded a gain in equity of $2.0 million.

Note 5.    Accounts Receivable—Accelerated Payment Agreements

        In December 2001, the Company entered into agreements with GM and DaimlerChrysler whereby GE Capital makes direct payments to Meridian for invoices to GM and DaimlerChrysler. Payments to Meridian are discounted based on the number of days of payment acceleration. The discount rate approximates prime plus 2%. These agreements may be terminated without advance notice by GM and DaimlerChrysler or with 30 days prior written notice by Meridian. These agreements notwithstanding,

GM and DaimlerChrysler continue to be liable for unpaid invoices and the Company retains its collection rights with respect to unpaid invoices.

        In December 2001, Meridian also entered into an accelerated payment agreement with Ford Motor Company directly. The early payment discount is based on the number of days of payment acceleration. The discount rate approximates the 30 day Bloomberg Commercial Paper Rate plus 4.5%.

Note 6.    Inventories

        Inventories are valued at the lower of cost or market. The first-in, first-out ("FIFO") method was used for determining the cost of approximately 77% of total inventories at December 31, 2001 and 76% of total inventories at December 31, 2000. The cost of the remaining inventory was determined using the last-in, first-out ("LIFO") method. If all inventories had been valued using the FIFO method, inventories would have been approximately $0.6 million and $0.5 million higher than reported at December 31, 2001 and 2000, respectively.

        Inventories include the cost of material, direct labor, and manufacturing overhead. Inventories consist of the following at December 31:

	2001	2000
	(in thousands)
Raw materials	$42,983	$34,515
Work-in-process	11,739	19,518
Finished goods	12,567	10,426

	67,289	64,459
Less reserves for LIFO inventory of $547 in 2001 and $519 in 2000 and reserves for excess and obsolete inventory of $6,263 in 2001 and $6,204 in 2000	(6,810)	(6,723)

	$60,479	$57,736

Note 7.    Property, Plant and Equipment

        Property, plant and equipment consisted of the following at December 31:

	2001	2000
	(in thousands)
Land and land improvements	$7,423	$8,611
Buildings and improvements	97,743	97,576
Machinery and equipment	392,203	377,202
Furniture and fixtures	10,880	6,069

	508,249	489,458
Less accumulated depreciation	(167,414)	(118,211)

	$340,835	$371,247

Note 8.    Lease Commitments

        The Company leases certain facilities and equipment under various operating leases which expire at various dates through 2021. Future minimum payments at December 31, 2001, under noncancellable operating leases with initial terms of one year or more are as follows (in thousands):

2002	$11,506
2003	8,364
2004	7,266
2005	4,401
2006	2,238
Thereafter	17,262

$51,037

        Rental expense charged to operations for the years ended December 31, 2001, 2000 and 1999 approximated $19.4 million, $9.2 million and $3.6 million, respectively.

Note 9.    Other Intangible Assets

        Other intangible assets consisted of the following at December 31:

	2001	2000
	(in thousands)
Manufacturing supply agreement	$14,500	$14,500
Workforce value	14,000	14,000
Technology	3,900	3,900
Non-compete agreement	600	600

	33,000	33,000
Less: accumulated amortization	(7,589)	(4,769)

	$25,411	$28,231

        Amortization expense for other intangible assets was $2.8 million, $2.8 million and $1.8 million for the years ended December 31, 2001, 2000, and 1999, respectively.

Note 10.    Other Accrued Liabilities

        Other accrued liabilities consisted of the following at December 31:

	2001	2000
	(in thousands)
Accrued interest	$19,603	$15,986
Accrued benefits	12,837	8,411
Restructuring reserve	6,718	14,854
Liabilities assumed from acquisitions	1,776	13,414
Current portion of loss contract accrual	5,112	8,616
Accrued taxes and operating expenses	9,482	13,723
Customer deposits	3,802	—

	$59,330	$75,004

Note 11.    Long-Term Debt

        Long-term debt consisted of the following at December 31:

        Long-term debt to banks and others:

	2001	2000
	(in thousands)
Revolving credit facility	$42,200	$66,100
Term loans, payable to banks	399,705	400,000
Other notes payable	4,106	4,366

	446,011	470,466
Less current maturities	(579)	(395)

	$445,432	$470,071

Long-term debt to affiliates:
12.125% Series A1 Subordinated Mezzanine Notes	$48,151	$—
13.0% Series A2 Subordinated Mezzanine Notes	13,144	—
12.125% Series B1 Subordinated Mezzanine Notes	9,037	—
13.0% Series B2 Subordinated Mezzanine Notes	2,460	—
12% Subordinated Installment Note	6,104	12,864
12% 2000 Subordinated Mezzanine Notes	—	30,206
12% 1999 Subordinated Mezzanine Notes	—	23,006
12% 1997 Subordinated Mezzanine Notes	—	25,805

	$78,896	$91,881

Revolving credit facility

        The Company has a Credit Agreement with a group of financial institutions which includes a revolving credit borrowing facility and two term loans. The revolving credit facility provides for borrowings up to $100.0 million. Outstanding borrowings bear interest, at the option of the Company, at (a) 2.25% over the greater of (i) 0.5% above the Federal Funds effective rate or (ii) the bank's reference rate; or (b) the Eurodollar rate plus 3.25%. The effective rate at December 31, 2001 was 7.0%. The Credit Agreement provides for adjustments to this rate based upon financial performance. At December 31, 2001 and 2000, $42.2 million and $66.1 million, respectively, was outstanding under the revolving credit facility which matures in June 2006. The unused portion is subject to a 0.5% annual fee. This Credit Agreement is collateralized by substantially all the assets of the Company.

Term loans

        At December 31, 2001 and 2000, $174.9 million and $175.0 million, respectively, was outstanding under the Tranche A Term Loan and $224.8 million and $225.0 million, respectively, was outstanding under the Tranche B Term Loan.

        The Company may elect interest rates by defining amounts outstanding as Base Rate Loans or Eurodollar Loans. Interest under Base Rate Loans is determined by adding a margin as defined in the Credit Agreement to the higher of the bank's reference rate or 0.5% over the Federal Funds effective rate. Eurodollar Loans bear interest at the Eurodollar rate plus a margin. The margins applicable at December 31, 2001, to the Tranche A and Tranche B Term Loans are set forth below:

	Base Rate Loans	Eurodollar Loans
Tranche A	2.25%	3.25%
Tranche B	3.25%	4.25%

        The effective interest rates for the Tranche A and Tranche B term loans at December 31, 2001 were 5.56% and 6.56%, respectively. The Credit Agreement provides for adjustments to these rates based upon financial performance. The Tranche A Term Loan matures quarterly starting March 2003, through June 2006; the Tranche B Term Loan matures quarterly starting March 2003, through December 2006.

Subordinated Mezzanine Notes to Affiliates

        The Series A1 and Series A2 subordinated mezzanine notes are held by institutional shareholders and were discounted at the effective rates of 24.2% and 34.8%, respectively. The discount rates were determined based on an independent valuation of comparable debt instruments. See Refinancing below. The unamortized discount was approximately $41.1 million at December 31, 2001.

        Series A1 and Series A2 subordinated mezzanine notes bear interest at rates of 12.125% and 13.0%, respectively, beginning on March 29, 2001 with interest due annually beginning March 29, 2002. The interest payments are to be made in the form of additional Series A1 or Series A2 subordinated notes until January 1, 2004, or longer if certain financial criteria are not met. See Refinancing below. The total outstanding principal and interest balance is due on March 29, 2007.

        The Series B1 and B2 subordinated notes are held by institutional shareholders, including the Windward Group, Company directors and certain members of management, and are discounted at the effective rates of 48.9% and 65.0%, respectively. The unamortized discount was approximately $28.5 million at December 31, 2001.

        The Series B1 and B2 subordinated mezzanine notes bear interest at rates of 12.125% and 13.0%, respectively, beginning March 29, 2001 with interest due annually beginning March 29, 2002. The interest payments are to be made in the form of additional Series B1 or Series B2 subordinated notes until January 1, 2003, or longer if certain financial criteria are not. The total outstanding principal and interest balance is due on March 29, 2007.

        The Series A and Series B notes were issued with warrants. See Refinancing below.

Subordinated Installment Note to Affiliate

        The subordinated installment note is held by a former shareholder and current director and was discounted at an effective rate of 41.8%. The unamortized discount was approximately $10.1 million at December 31, 2001. The $16.2 million face amount is due March 29, 2007 and interest at 12.36% of the face amount is payable annually beginning March 29, 2002. The interest payments are to be made in the form of additional notes until January 1, 2004, or longer if certain financial criteria are not met. The note is subordinate to all bank debt and the subordinated mezzanine notes. The holder of this note has the ability to require the Company to repurchase the note upon the occurrence of a change in control, as defined in the governing agreement.

Refinancing

        During 2000, the Company redeemed $7 million of 12% Subordinated Notes, due 2007, in conjunction with its acquisition of Cambridge. As a result of this transaction, the Company recorded a loss upon extinguishment of debt of $0.6 million, which represented the unamortized original issue discount on the Subordinated Notes at the time of extinguishment.

        On March 29, 2001, the Company amended its existing credit agreement. The amendment required additional funding of $55 million from certain of our stockholders, in the form of $40 million of Series B1 and B2 Subordinated Notes and $15 million in senior debt. Several, but not all, holders of the 1997, 1999 and 2000 mezzanine notes were purchasers of the Series B Subordinated Notes.

        The independently appraised fair values of the Series B1 and B2 Subordinated Notes and Series B Warrants, that were issued in connection with the Series B Subordinated Notes, were $18.6 million, $5.1 million and $63.9 million, respectively. Pursuant to the provisions of APB Opinion No. 14, the Company allocated the $40 million of proceeds according to the relative fair values of these financial instruments. As a result, the Company determined the carrying values of the Series B1 Subordinated Notes to be $8.5 million, the Series B2 Subordinated Notes to be $2.3 million and the Series B Warrants to be $29.2 million. The $15 million of senior debt was repaid during 2001. See Note 14 "Stock Option Plans and Stock Warrants."

        Also on March 29, 2001, the Company amended its Mezzanine Subordinated Note Agreement. Outstanding mezzanine notes plus accrued interest at March 29, 2001 were exchanged for either Series A1 or Series A2 Subordinated Notes. In connection with the amendment, Series A Warrants were issued to the holders of these notes.

        This exchange of the mezzanine notes for the Series A1 and A2 Subordinated Notes and Series A Warrants resulted in the extinguishment of the mezzanine warrants. The carrying value of the mezzanine warrants was $88.8 million and the fair values of the Series A1 and A2 Subordinated Notes and Series A Warrants issued in exchange at March 29, 2001 were $46.4 million, $12.5 million and $7.6 million, respectively or $66.5 million in aggregate. According to the provisions of EITF 96-19 "Debtor's Accounting for a Modification or Exchange of Debt Instruments," as a result of this exchange, the Company recorded a gain on the extinguishment of debt of $22.3 million.

        Also on March 29, 2001, the subordinated installment note held by a former shareholder and current director was amended and restated. The carrying value of the note was $14.2 milion and the fair values of the note and warrants issued in exchange at March 29, 2001 were $5.8 million and $1.2 million, respectively. According to the provisions of EITF 96-19 "Debtor's Accounting for a Modification or Exchange of Debt Instruments" we recorded a gain on the extinguishment of debt of $7.2 million.

        Annual maturities of long-term debt are as follows (in thousands):

2002	$579
2003	25,950
2004	53,057
2005	58,028
2006	305,548
Thereafter	81,745

$524,907

        The Company capitalized certain debt issue costs in conjunction with their debt financing. Debt issue cost amortization was $2.5 million, $1.6 million and $0.3 million for the years ended December 31, 2001, 2000 and 1999, respectively. The unamortized balance as of December 31, 2001 was $12.2 million.

        Our existing credit agreement and subordinated note agreements contain restrictive covenants, including limitations on indebtedness, capital expenditures, dividends and transactions with affiliates, minimum debt payment coverage, minimum interest coverage, maximum leverage and minimum profitability. The Company was in compliance with these covenants as of December 31, 2001.

        Cash interest payments were $47.5 million, $31.1 million and $19.1 million for the years ended December 31, 2001, 2000 and 1999, respectively.

Note 12.    Other Long-Term Liabilities

        Other long-term liabilities consisted of the following at December 31:

	2001	2000
	(in thousands)
Interest rate swap liability	$10,556	$—
Long-term portion of loss contract accrual	10,649	17,704
Minimum pension liability	3,932	665
Other	768	—

	$25,905	$18,369

Note 13.    Employee Benefit Plans

        The Company maintains various defined contribution retirement plans. Expense under these plans was approximately $6.6 million, $3.0 million and $2.2 million for the years ended December 31, 2001, 2000 and 1999 respectively.

        The Company maintains a supplemental executive retirement plan for individuals designated by the Company. Expense recorded by the Company was $0.3 million, $0.1 million and $0.1 million, for the years ended December 31, 2001, 2000 and 1999, respectively.

        The Company sponsors three defined benefit pension plans to provide retirement benefits for certain of its associates. Benefits paid under these plans are generally based on associates' years of service, as defined in the plans. The Company makes annual contributions to the plans equal to or above the actuarially determined minimum funding requirement of the Employee Retirement Income Security Act.

        During 2001, the Company's minimum pension liability, included in Other Long-Term Liabilities, increased from $0.7 million to $3.9 million.

        The following tables present the aggregate changes in the Benefit Obligation, Plan Assets, and Funded Status for the years ended December 31, 2001 and 2000:

	2001	2000
	(in thousands)
Benefit obligation at beginning of year*	$26,275	$25,363
Service cost	1,009	1,395
Interest cost	1,457	1,233
Amendments	602	—
Actuarial loss	488	1,386
Benefits paid	(2,031)	(2,229)
Effect of settlement	(11,925)	—

Benefit obligation at end of year**	$15,875	27,148

Fair value of plan assets at beginning of year*	20,998	20,709
Actual (loss) return on assets	(232)	271
Employer contributions	5,334	2,247
Benefits paid	(2,031)	(2,229)
Effect of settlement	(11,925)	—

Fair value of plan assets at end of year**	$12,144	20,998

Funded status at beginning of year*	$(3,731)	$(6,150)
Unrecognized loss	3,561	273
Settlement charge due to plan termination	(185)	—
Unrecognized prior service cost	557	—

Prepaid (accrued) pension cost	$202	$(5,877)

*
In 2000, the Company merged the two defined benefit plans of Lescoa assumed in conjunction with the acquisition of Lescoa into one plan and assumed two defined benefit plans in connection with the acquisition of Cambridge on July 14, 2000.

**
In 2001, the Company terminated its defined benefit plan of Lescoa and made lump sum payments for the remaining benefit obligation.

        The following table presents the net periodic pension cost for the years ended December 31, 2001, 2000 and 1999:

	2001	2000	1999
	(in thousands)
Service cost	$1,009	$1,395	$511
Interest cost	1,457	1,233	536
Expected return on assets	(1,515)	(1,366)	(656)
Amortization of prior service cost	45	—	—

Net periodic pension plan cost	$996	$1,262	$391

        The weighted average actuarial assumptions for the years ended December 31, 2001, 2000 and 1999 were as follows:

	2001	2000	1999
Discount rate	7.25%	5.85%-7.50%	6.25%
Long-term rate of return	9.00%	8.00%-9.00%	8.00%
Average annual salary increase	0.00%	0.00%	3.50%

Postretirement benefits

        The Company maintains four postretirement health and dental plans for certain employees and retirees who meet defined length of service requirements. These benefits are subject to cost sharing provisions and other limitations. The following table presents the net periodic postretirement benefit cost for the years ended December 31, 2001, 2000 and 1999:

	2001	2000	1999
	(in thousands)
Service cost	$1,300	$488	$81
Interest cost	2,680	1,256	315
Net loss recognition	129	—	—
Amortization and deferral	(48)	(48)	—

Net periodic postretirement benefit cost	$4,061	$1,696	$396

        The following tables present the aggregate changes in the Benefit Obligation, Plan Assets and Funded Status for the years ended December 31, 2001 and 2000:

	2001	2000
	(in thousands)
Benefit obligation at beginning of year*	$34,205	$35,544
Service cost	1,300	488
Interest cost	2,680	1,256
Participant contributions	87	—
Actuarial loss	4,855	1,027
Benefits paid	(1,792)	(1,159)

Benefit obligation at end of year	$41,335	$37,156

Fair value of plan assets at beginning of year*	$—	$—
Employer contributions	1,705	1,159
Participant contributions	87	—
Benefits paid	(1,792)	(1,159)

Fair value of assets at end of year	$—	$—

Funded status as of end of year	$41,335	$37,156
Unrecognized loss	(5,871)	(1,027)
Unrecognized prior service cost	640	—

Accrued post retirement benefit cost	$36,104	$36,129

        The discount rate was 7.0%, 7.50% and 7.75% for the years ended December 31, 2001, 2000 and 1999 respectively. The assumed health care cost trend rate ranged from 7.25%-10.25%, decreasing gradually for all plans to 5.00% by the year 2008. These trend rates reflect the Company's prior experience and management's expectation that future rates will decline. A one percentage point change in assumed healthcare cost trend rates would have the following effects:

	One Percentage Point Increase	One Percentage Point Decrease
	(in thousands)
Effect on total of service and interest cost components	$273	$(291)
Effect on postretirement benefit obligation	$3,360	$(3,452)

        *  In 2000, the Company terminated the postretirement benefit plan for Lescoa and assumed four postretirement benefit plans in connection with the acquisition of Cambridge on July 14, 2000.

Note 14.    Stock Option Plans and Stock Warrants

        The Company has adopted stock option plans that provide for non-qualified stock options to be granted to employees or directors of the Company.

Stock option plans

        The plans reserve shares of $0.01 par value voting common stock for issuance of options. Shares reserved may be granted as Management Options or Performance Options, in accordance with the terms of the plans. All options under the plans are granted for a period of ten years from the date of grant at a price determined by the board of directors at the date of grant. Management Options become vested equally over a five year period and exercisable immediately when they vest if specified financial objectives, as defined in the plan, are met. Management options and Performance options vest upon a change in control and attainment of certain financial objectives. Following are key data regarding the stock option plans adopted:

	Shares Reserved
Date of Grant	Total	Management Options	Performance Options	Weighted Average and Exercise Price Per Share
April 30, 1997	7.794	5.798	1.996	$926,140
May 25, 1999	3.500	2.604	0.896	$1,990,920
July 14, 2000	3.671	2.731	0.940	$2,415,110
June 30, 2001	11,484.296	5,742.147	5,742.149	$377.66

Total	11,499.261	5,753.280	5,745.981

        As permitted under Statement of Financial Accounting Standards No. 123 ("SFAS No. 123"), "Accounting for Stock-Based Compensation," the Company continues to apply the provisions of APB Opinion No. 25 which recognizes compensation expense under the intrinsic value method. The Company did not recognize compensation expense in 2001 as the value of the Company's common stock was below the exercise price. Had compensation cost for the stock options with measurement dates in 2001, 2000, and 1999 been determined under the fair value based method defined in

SFAS No. 123, the Company's net earnings and earnings per share would have been changed to the following pro-forma amounts (in thousands, except per share data):

	2001	2000	1999
Net (loss) income, as reported	$(57,033)	$(11,985)	$10,367
Preferred stock dividend	(256)	(1,076)	(645)
Preferred stock dividend on convertible preferred stock (if converted)	—	—	645
Deemed dividend	(29,293)	—	—
Gain on conversion of preferred stock	1,976	—	—

Net (loss) income available to common shareholders, as reported	$(84,606)	$(13,061)	$10,367

Net (loss) income, pro forma	$(57,033)	$(11,985)	$12,191
Preferred stock dividend	(256)	(1,076)	(645)
Preferred stock dividend on convertible preferred stock (if converted)	—	—	645
Deemed dividend	(29,293)	—	—
Gain on conversion of preferred stock	1,976	—	—

Net (loss) income available to common shareholders, pro forma	$(84,606)	$(13,061)	$12,191

EPS—Basic
As reported	$(741,819.52)	$(153,617.26)	$164,843.38
Pro forma	$(741,819.52)	$(153,617.26)	$193,846.40
EPS—Diluted
As reported	$(741,819.52)	$(153,617.26)	$138,151.14
Pro forma	$(741,819.52)	$(153,617.26)	$162,457.86

        The fair value of each options granted during 2001, 2000, and 1999 is estimated on the date of the grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	2001	2000	1999
Risk-free interest rate	4.6%	6.2%	6.2%
Expected life	10 years	10 years	10 years
Expected volatility	0.0%	0.0%	0.0%
Expected dividend yield	0.0%	0.0%	0.0%

        Activity for these options is detailed below:

	Management Options	Performance Options
Outstanding at January 1, 1999	5.139	1.769
Granted	2.804	.965

Outstanding at December 31, 1999	7.943	2.734
Granted	2.420	0.833
Exercised	—	—

Outstanding at December 31, 2000	10.363	3.567
Granted	4,938.247	4,938.248
Exercised	—	—

Outstanding at December 31, 2001	4,948.610	4,941.815

        The following table summarizes information concerning options at December 31, 2001 (there are no options exercisable on December 31, 2001).

Range of Exercise Prices (per share)	Number outstanding	Weighted Avg. Remaining Contractual Life
$377.66	9,876.4947	9.5
$926,140.00	6.9081	5.33
$1,990,920.00	3.7690	7.33
$2,415,110.00	3.2528	8.5

	9,890.4246

        The Company has issued 1.948 shares of common stock and 0.641 common stock warrants to certain members of management. One-half of the warrants vest ratably over five years or upon a change in control, and the remaining warrants vest upon a change in control if certain financial performance targets are attained.

        The Company accounts for the stock options, common stock owned by management and the stock warrants described above in accordance with APB Opinion 25, "Accounting for Stock Issued to Employees." The stock options have been determined to be variable plans. Compensation expense of $2.8 million, recognized through December 1999, was reversed in December 2000 when it was determined that expected targets would not be met.

Stock warrants

        In consideration to convert its outstanding Mezzanine notes and accrued interest into the Series A1 or A2 notes, the Company issued 8,708.925 Series A Warrants to purchase shares of common stock to the holders of the subordinated notes. These warrants may only be exercised in amounts equal to the corresponding percentage of the Company's Series B Warrants that have prior to any such exercise, been exercised or exchanged by the holders thereof into shares of common stock. This restriction will cease to apply from and after the earlier of such time as the Series B Notes have been repaid in full by the Company and a change in control. See table below.

        In consideration of the additional funding provided by the Series B1 and B2 subordinated notes, the Company issued Series B warrants to purchase shares of common stock per share to these subordinated note holders. See table below.

        In addition, the holder of the subordinated installment note agreed to provide additional debt proceeds to the Company of $1.2 million. In return for these debt proceeds, the Company issued to the debt holder warrants to purchase 1,377.6495 of the Company's common stock. See table below.

	A Warrants	B Warrants
Outstanding at January 1, 1999	—	—
Warrants issued	—	—
Outstanding at December 31, 1999	—	—
Warrants issued	—	—
Outstanding at December 31, 2000	—	—
Warrants issued	10,086.5745	105,916.3065

Outstanding at December 31, 2001	10,086.5745	105,916.3065

Exercise Price per Share	$0.01	$377.66

Remaining Contractual Life	6.3 years	6.3 years

        All of the warrants noted above provide that in the event the Company were to pay a stock dividend or grant a stock split or reverse stock split that the number of shares issuable upon the exercise of the warrants held by the holders immediately prior to the date of such dividend or stock split shall be adjusted so that the holder of the warrant shall thereafter be entitled to receive an equivalent number of shares relative to the total shares outstanding. In addition, these warrants contain certain other anti-dilution provisions. In the event the Company were to enter into a merger, consolidation or sale of the Company, the acquiring entity shall execute an agreement that the holder of each warrant shall have the right thereafter upon payment of the warrant price to purchase upon exercise of the warrant the kind and amount of securities, cash or other assets which the holder would have owned or have been entitled to receive after the occurrence of such an event had the warrant been exercised immediately prior to such action.

        These warrants are accounted for under the provisions of SFAS No. 123.

Note 15.    Income Taxes

        The Company recognizes deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the consolidated financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which those temporary differences are expected to reverse.

        The provisions for income taxes are as follows:

	For the Years Ended December 31,
	2001	2000	1999
	(in thousands)
Current federal income taxes (benefit)	$(4,799)	$(7,584)	$8,922
Deferred federal income taxes	30,457	3,099	247
Current state and local income taxes	900	406	267

Provision for income taxes	$26,558	$(4,079)	$9,436

        Actual income taxes differ from the amounts computed using the U.S. federal statutory income tax rate as a result of the following:

	For the Years Ended December 31,
	2001	2000	1999
	(in thousands)
Computed tax (benefit at U.S. federal tax rates)	$(10,666)	$(5,719)	$6,931
State and local income taxes, net of federal income tax impact	585	142	174
Permanent difference due to warrant valuation	2,406	—	—
Non-deductible amortization expense	3,022	2,490	1,467
Net operating loss carryforward limitation	29,535	—	—
Other	(758)	(1,131)	864
Foreign income taxes	2,434	139	—

	$26,558	$(4,079)	$9,436

        The tax effects and types of temporary differences that give rise to significant components of the deferred tax assets and liabilities are as follows:

	2001	2000
	(in thousands)
Deferred tax assets:
Accrued liabilities not currently deductible	$23,505	$42,066
Asset allowances	4,028	7,579
Other	4,239	650

	$31,772	$50,295

Deferred tax liabilities:
Goodwill and intangible amortization	$46,591	$44,548
Excess of tax over book depreciation	12,865	14,951
Other	13,602	1,283

	$73,058	$60,782

        Cash paid for income taxes was $0.3 million, $6.6 million and $10.3 million for the years ended December 31, 2001, 2000 and 1999 respectively. The Company received refunds of $15.8 million in 2001.

        At December 31, 2001, the Company had a net operating loss carryforward of $81.6 million which will expire in 2021 and an alternative minimum tax credit carryforward of $0.9 million which has no expiration date. The Company has not recognized in the financial statements a benefit with respect to the approximately $81.6 million net operating loss carryforward for federal income tax purposes as of December 31, 2001. This benefit was not recognized due to the possibility that the net operating loss carryforward would not be utilized, for various reasons, including the potential that the Company might not have sufficient profits to use the carryforward or that the carryforward may be limited as a result of changes in the Company's equity ownership. The Company intends to use this carryforward to offset its future taxable income. If the Company were to use any of this net operating loss carryforward to reduce its future taxable income and the Internal Revenue Service were successfully to assert that its net operating loss carryforward is subject to limitations as a result of capital transactions occurring in 2001 or otherwise, the Company may be liable for additional taxes, interest and, possibly penalties prospectively. Furthermore, shifts in the Company's equity ownership in the future, either in connection with this offering or otherwise, may result in a limitation on its ability to use its net operating loss carryforward for income tax purposes.

Note 16.    Related Party Transactions

        The Company produces energy absorption components for automotive bumper systems for sale to its affiliate. The Company had sales to its affiliate of $48.1 million, $50.6 million and $44.1 million for the years ended December 31, 2001, 2000 and 1999 respectively. In addition, the Company had a receivable from its affiliate of $10.8 million and $9.1 million at December 31, 2001 and 2000, respectively.

        The Company has entered into a consulting agreement with a former shareholder whereby the Company paid the former shareholder $0.3 million during each of the three years in the period ended December 31, 2001. The agreement provides for an annual consulting fee of $0.1 million, subsequent to the expiration of the initial five year term, which ends April 2002.

        The Company paid consulting and financial advisory fees to two members of its Board of Directors in the amount of approximately $0.4 million, $0 and $0 for the years ended December 31, 2001, 2000 and 1999, respectively.

        The Company has entered into an agreement with one of its shareholders where the Company was obligated to pay an annual financial services advisory fee of $0.7 million, $0.5 million, and $0.3 million in 2001, 2000 and 1999, respectively. This amount was paid to the shareholder during 1999 and 2000 and was included in accrued liabilities at December 31, 2001.

        In connection with the acquisition of Cambridge and Lescoa, the Company entered into an agreement to pay one of its shareholders $3.3 million and $1.9 million in 2000 and 1999, respectively, for consulting and advisory services.

        During 2001, the Company purchased the former principal residence and newly constructed residence of two of the Company's executives at an appraised fair market value of $2.4 million in order to facilitate the relocation of these executives.

        Refer to footnote 1 for discussion of November, December 2001 share sales and voting right transfers.

Note 17.    Commitments and Contingencies

        In connection with the Company's acquisition of the manufacturing assets of, and a minority interest in, Lorro, Inc. ("Lorro") on October 14, 1998, the Company was obligated under certain circumstances to make an earnout payment to Lorro based on the earnings before interest, taxes, depreciation and amortization ("EBITDA") of Lorro following the closing of such transactions. Management believes that Lorro did not attain the required EBITDA targets under the acquisition agreement and that an earnout payment is not due to the sellers. The sellers have claimed that the Company's calculation of the EBITDA of Lorro for the period in question was not in accordance with the provisions of the acquisition agreement. This dispute is now the subject of binding arbitration. The amount in dispute is approximately $9 million. Management believes that the sellers' positions under the agreement are erroneous and without merit. The Company has filed a motion for summary judgment in the arbitration proceeding. Management does not believe that the sellers will obtain a favorable outcome in this matter and that the ultimate resolution of any pending litigation will not have a material, adverse effect on the Company.

        The Company is subject to laws and regulations governing the protection of the environment, health and safety, including laws regulating the generation, storage, handling, use and transportation of hazardous materials, the emission and discharge of hazardous materials into the air, soil and water, and the health and safety of our associates. The Company is also required to obtain permits from governmental authorities related to environmental, health and safety matters for certain operations. The Company cannot assure you that it has been or will at all times be in compliance with such laws, regulations and permits. If the Company fails to comply with these laws, regulations or permits it could be fined or otherwise sanctioned by regulators or, under certain circumstances, could be sued by private parties. In some instances, such a fine, sanction or suit could be material. In addition, because the environmental, health and safety laws and regulations are complex, change frequently and have tended to become more stringent over time, the Company cannot assure that these requirements will not change in the future in a manner that could not significantly adversely affect the Company's business and cash flow. The Company is also subject to laws imposing liability for the investigation and cleanup of contaminated property. Under these laws, it could be held liable for costs and damages relating to contamination at its facilities and at third party sites at which its facilities may have disposed of hazardous wastes. The amount of such liability could be material. The Company is currently incurring costs with respect to the investigation into the presence of hazardous materials at certain properties. Some of these costs are being incurred under the federal Comprehensive Environmental Response, Compensation and Liability Act and analogous state laws. The Company has recorded reserves of approximately $1.3 million to cover costs and liabilities with respect to sites with known investigation or remediation obligations. The Company does not believe that environmental liabilities associated with its properties will have a material adverse effect on its consolidated results of operations or financial position.

        In addition, there are various claims and legal proceedings against the Company that arose in the normal course of operations. Management does not expect the resolution of these matters to have a material adverse effect on the Company's consolidated financial statements in excess of amounts provided of $1.5 million. However, the outcome of these matters cannot be predicted with any degree of certainty.

Note 18.    Segment Reporting

        Statement of Financial Accounting Standard No. 131, "Disclosures about Segments of an Enterprise and Related Information," requires companies to provide certain information about their operating segments. The Company has three reportable segments: Front and Rear End modules, Exterior Composites and Interiors and Exterior Lighting. The accounting policies of the segments are the same as those described in the summary of significant accounting policies. Management evaluates performance based upon earnings before interest, taxes, depreciation and amortization ("EBITDA").

        The following table presents net sales from external customers and other financial information by reportable operating segment (in thousands):

	2001
	Front and Rear End Modules	Exterior Composites	Interiors and Exterior Lighting	Other	Consolidated
Net sales from external customers	$289,508	$385,556	$301,691	$—	$976,755
Operating income (loss)	31,748	(19,111)	(289)	(2,723)	9,625
EBITDA	48,779	13,892	17,858	(1,831)	78,698
Depreciation and amortization	17,031	33,003	18,147	892	69,073
Capital expenditures	5,986	20,261	8,640	648	35,535
Total assets	174,295	436,538	280,994	28,603	920,430
	2000
	Front and Rear End Modules	Exterior Composites	Interiors and Exterior Lighting	Other	Consolidated
Net sales from external customers	$360,705	$193,008	$249,423	$—	$803,136
Operating income (loss)	43,955	(9,968)	(1,694)	2,442	34,735
EBITDA	59,648	3,755	13,730	2,442	79,575
Depreciation and amortization	15,693	13,723	15,424	—	44,840
Capital expenditures	20,119	20,814	13,878	—	54,811
Total assets	241,542	428,041	319,085	2,350	991,018
	1999
	Front and Rear End Modules	Exterior Composites	Interiors and Exterior Lighting	Other	Consolidated
Net sales from external customers	$354,537	$—	$113,809	$—	$468,346
Operating income	38,184	—	5,545	—	43,729
EBITDA	51,600	—	12,971		64,571
Depreciation and amortization	13,416	—	7,426	—	20,842
Capital expenditures	26,893	—	6,215		33,108
Total assets	215,518	—	216,753	—	432,271

        The following tables reconcile EBITDA to pretax (loss) income (in thousands):

	For the Years Ended December 31,
	2001	2000	1999
	(in thousands)
EBITDA	$78,698	$79,575	$64,571
Add (subtract):
Depreciation and amortization	(69,073)	(44,840)	(20,842)
Interest expense	(68,520)	(50,389)	(24,732)
Gain (loss) on extinquishment of debt	29,459	(615)	—
Equity in income of affiliate	145	232	283
Loss and diposal of assets	(970)	—	—
Other	(214)	(27)	523

Pretax (loss) income	$(30,475)	$(16,064)	$19,803

        Net sales related to shipments to each of the following geographic areas are as follows for the years ended December 31, 2001, 2000 and 1999, respectively (in thousands):

	2001	2000	1999
United States	$830,926	$675,143	$385,610
Canada	117,193	96,354	62,079
Mexico	16,432	27,007	14,342
Other foreign	12,204	4,632	6,315

	$976,755	$803,136	$468,346

Note 19.    Interim and Other Supplemental Financial Data (Unaudited)

(In thousands except share and per share amounts)

	For the Three Months Ended
	March 31st	June 30th	September 30th	December 31st
2001:
Net sales	$247,678	$260,577	$226,309	$242,191
Gross profit	8,611	21,488	16,001	20,899
Net income (loss)	(6,045)	(13,519)	(22,744)	(14,725)
Preferred stock dividend	(256)	—	—	—
Deemed dividend	—	—	—	(29,293)
Gain on conversion of preferred stock	1,976	—	—	—

Net loss available to common shareholders	$(4,325)	$(13,519)	$(22,744)	$(44,018)

Per common share:
Basic	$(40,101.25)	$(116,423.67)	$(195,868.03)	$(379,076.64)
Diluted	$(40,101.25)	$(116,423.67)	$(195,868.03)	$(379,076.64)
Weighted average shares outstanding:
Basic	107.852	116.119	116.119	116.119
Diluted	107.852	116.119	116.119	116.119
2000:
Net sales	$155,462	$152,220	$244,695	$250,759
Gross profit	26,466	24,283	18,711	11,106
Net income (loss)	5,054	3,185	(13,889)	(6,335)
Preferred stock dividend	—	(538)	—	(538)

Net income (loss) available to common shareholders	$5,054	$2,647	$(13,889)	$(6,873)
Income impact of assumed conversion	—	538	—	—

Income (loss) available to common shareholders plus assumed conversion	$5,054	$3,185	$(13,889)	$(6,873)

Per common share:
Basic	$68,900.64	$43,420.77	$(137,160.41)	$(63,889.72)
Diluted	$59,109.04	$37,250.15	$(137,160.41)	$(63,889.72)
Weighted average shares outstanding:
Basic	73.352	73.352	101.261	107.576
Diluted	85.503	85.503	101.261	107.576

Note 20.    Consolidating Guarantor and Non-Guarantor Information

        The following consolidating financial information presents balance sheet, statement of operations and cash flow information related to the Company's business. Each Guarantor is a direct wholly-owned domestic subsidiary of the Company and has fully and unconditionally guaranteed the proposed notes issued by Meridian Automotive Systems, Inc., ("MAS, Inc.") on a joint and several basis. The Non-Guarantor companies are the Company's foreign subsidiaries. The following consolidating financial information is presented pursuant to the provisions of SEC FRR-55, "Financial Statements and Periodic Reports for Related Issues and Guarantors." Separate financial statements and other disclosures concerning the Guarantors have not been presented as management believes that such information is not material to the readers of the financial statements.

Meridian Automotive Systems, Inc. and Subsidiaries
Condensed Consolidating Balance Sheet
December 31, 2001
(Amounts in thousands)

	MAS, Inc.	Guarantor Companies	Non-Guarantor Companies	Eliminations	Consolidated
Cash	$—	$—	$784	$—	$784
Accounts receivable	36,844	106,867	7,811	—	151,522
Intercompany receivable	157,656	(403,919)	(23,555)	269,818	—

Total accounts receivable	194,500	(297,052)	(15,744)	269,818	151,522
Inventories	13,759	41,116	5,604	—	60,479
Other current assets	31,490	22,939	1,348	—	55,777

Total current assets	239,749	(232,997)	(8,008)	269,818	268,562
Property plant & equipment	60,773	262,555	17,507	—	340,835
Investment in affiliate	194,343	360,765	7,071	(560,103)	2,076
Goodwill and other intangible assets	—	284,479	5,513	—	289,992
Other assets	14,960	3,455	550	—	18,965

TOTAL ASSETS	$509,825	$678,257	$22,633	$(290,285)	$920,430

Current portion of long-term debt	$—	$234	$15	$—	$249
Notes payable	—	—	330	—	330
Accounts payable	37,356	45,396	5,826	—	88,578
Accrued expenses	60,335	27,090	2,487	—	89,912

Total current liabilities	97,691	72,720	8,658	—	179,069
Long-term debt, less current portion	155,102	358,369	10,857	—	524,328
Other long-term liabilities	51,765	61,109	3,677	—	116,551
Common stock	—	4,176	181	(4,357)	—
Additional paid-in capital	227,098	279,639	6,289	(285,928)	227,098
Comprehensive (loss) income	(10,705)	(3,329)	484	—	(13,550)
Accumulated deficit	(11,126)	(94,427)	(7,513)	—	(113,066)

Total shareholders' equity (deficit)	205,267	186,059	(559)	(290,285)	100,482

TOTAL LIABILITIES & SHAREHOLDERS' EQUITY (DEFICIT)	$509,825	$678,257	$22,633	$(290,285)	$920,430

Meridian Automotive Systems, Inc. and Subsidiaries
Condensed Consolidating Statement of Operations
For the Year Ended December 31, 2001
(Amounts in thousands)

	MAS, Inc.	Guarantor Companies	Non-Guarantor Companies	Eliminations	Consolidated
Net sales	$211,806	$781,743	$35,662	$(52,456)	$976,755
Cost of sales	180,827	741,670	39,467	(52,208)	909,756

Gross profit (loss)	30,979	40,073	(3,805)	(248)	66,999
Selling & administrative	9,174	46,011	2,437	(248)	57,374

Income (loss) from operations	21,805	(5,938)	(6,242)	—	9,625
Interest expense	(26,574)	(41,089)	(857)	—	(68,520)
Gain on extinguishment of debt	29,459	—	—		29,459
Other income (expense)	277	(1,243)	(73)	—	(1,039)

Net income (loss) before income taxes	24,967	(48,270)	(7,172)	—	(30,475)
Income tax (benefit) expense	17,229	8,915	414	—	26,558

Net income (loss)	$7,738	$(57,185)	$(7,586)	$—	$(57,033)

Meridian Automotive Systems, Inc.
Condensed Consolidating Statement of Cash Flows
For the Year Ended December 31, 2001
(Amounts in thousands)

	MAS, Inc.	Guarantor Companies	Non-Guarantor Companies	Total
Net income (loss)	$7,738	$(57,185)	$(7,586)	$(57,033)
Adjustments to reconcile net income (loss) to net cash (used for) provided by operating activities:
Depreciation, amortization and other non-cash items	8,602	43,712	1,559	53,873
Equity in earnings of affiliate	—	(145)	—	(145)
Other operating activities	(23,401)	26,088	12,088	14,775

Net cash (used for) provided by operating activities	(7,061)	12,470	6,061	11,470
Additions to property and equipment, net	(5,659)	(12,470)	(6,640)	(24,769)
Purchase of business, net of cash acquired	1,306	—	—	1,306

Net cash used for investing activities	(4,353)	(12,470)	(6,640)	(23,463)
Net (payments) proceeds on revolving credit facility	(23,900)	—	330	(23,570)
Proceeds from issuance of long-term debt	55,000	—	—	55,000
Payments on long-term debt	(15,874)	—	—	(15,874)
Deferred financing costs capitalized	(3,966)	—	—	(3,966)

Net cash provided by financing activities	11,260	—	330	11,590
Net (decrease) increase in cash	(154)	—	(249)	(403)
Cash, beginning of period	154	—	1,033	1,187

Cash, end of period	$—	$—	$784	$784

Meridian Automotive Systems, Inc. and Subsidiaries
Condensed Consolidating Balance Sheet
December 31, 2000
(Amounts in thousands)

	MAS, Inc.	Guarantor Companies	Non-Guarantor Companies	Eliminations	Consolidated
Cash	$154	$—	$1,033	$—	$1,187
Accounts receivable	28,037	119,841	2,140	—	150,018
Intercompany receivable	93,720	(79,713)	—	(14,007)	—

Total accounts receivable	121,757	40,128	2,140	(14,007)	150,018
Inventories	10,874	45,860	1,002	—	57,736
Other current assets	46,672	41,578	978	—	89,228

Total current assets	179,457	127,566	5,153	(14,007)	298,169
Property plant & equipment	69,736	293,746	7,765	—	371,247
Investment in affiliate	195,647	360,715	7,071	(561,347)	2,086
Goodwill and other intangible assets	—	298,773	6,606	—	305,379
Other assets	10,845	3,160	132	—	14,137

TOTAL ASSETS	$455,685	$1,083,960	$26,727	$(575,354)	$991,018

Current portion of long-term debt	$—	$—	$395	$—	$395
Accounts payable	20,743	65,393	3,194	—	89,330
Intercompany payable	—	13,702	305	(14,007)	—
Accrued expenses	25,033	75,310	4,378	—	104,721

Total current liabilities	45,776	154,405	8,272	(14,007)	194,446
Long-term debt, less current portion	192,281	358,638	11,033	—	561,952
Other long-term liabilities	47,329	54,380	—	—	101,709
Redeemable preferred stock	1,721	—	—	—	1,721
Preferred stock	17,301	—	—	—	17,301
Common stock	—	4,175	121	(4,296)	—
Additional paid-in capital	171,861	550,762	6,289	(557,051)	171,861
Other	—	(1,158)	939	—	(219)
Accumulated deficit	(20,584)	(37,242)	73	—	(57,753)

Total shareholders' equity	168,578	516,537	7,422	(561,347)	131,190

TOTAL LIABILITIES & SHAREHOLDERS' EQUITY	$455,685	$1,083,960	$26,727	$(575,354)	$991,018

Meridian Automotive Systems, Inc. and Subsidiaries
Condensed Consolidating Statement of Operations
For the year ended December 31, 2000
(Amounts in thousands)

	MAS, Inc.	Guarantor Companies	Non-Guarantor Companies	Eliminations	Consolidated
Net sales	$265,699	$533,898	$6,924	$(3,385)	$803,136
Cost of sales	219,001	500,770	5,868	(3,069)	722,570

Gross profit	46,698	33,128	1,056	(316)	80,566
Selling & administrative	11,292	34,063	792	(316)	45,831

Income (loss) from operations	35,406	(935)	264	—	34,735
Interest (expense)	(13,623)	(36,713)	(53)	—	(50,389)
Loss on extinguishment of debt	(615)	—	—	—	(615)
Other (expense) income	(146)	350	1	—	205

Net income (loss) before income taxes	21,022	(37,298)	212	—	(16,064)
Income tax (benefit) expense	5,466	(9,684)	139	—	(4,079)

Net income (loss)	$15,556	$(27,614)	$73	$—	$(11,985)

Meridian Automotive Systems, Inc.
Condensed Consolidating Statement of Cash Flows
For the year ended December 31, 2000
(Amounts in thousands)

	MAS, Inc.	Guarantor Companies	Non-Guarantor Companies	Total
Net income (loss)	$15,556	$(27,614)	$73	$(11,985)
Adjustments to reconcile net income (loss) to net cash (used for) provided by operating activities:
Depreciation, amortization and other non-cash items	22,170	29,163	518	51,851
Equity in earnings of affiliate	—	(232)	—	(232)
Other operating activities	(41,396)	33,966	3,698	(3,732)

Net cash (used for) provided by operating activities	(3,670)	35,283	4,289	35,902
Additions to property and equipment	(16,272)	(35,283)	(3,256)	(54,811)
Purchase of business, net of cash acquired	(100,769)	(228,629)	(7,071)	(336,469)

Net cash used for investing activities	(117,041)	(263,912)	(10,327)	(391,280)
Net proceeds from revolving credit facility	31,300	—	—	31,300
Proceeds from issuance of long-term debt	194,507	228,629	7,071	430,207
Payments on long-term debt	(201,031)	—	—	(201,031)
Deferred financing costs capitalized	(11,282)	—	—	(11,282)
Proceeds from issuance of stock	101,310	—	—	101,310

Net cash provided by financing activities	114,804	228,629	7,071	350,504
Net (decrease) increase in cash	(5,907)	—	1,033	(4,874)
Cash, beginning of period	6,061	—	—	6,061

Cash, end of period	$154	$—	$1,033	$1,187

Meridian Automotive Systems, Inc. and Subsidiaries
Condensed Consolidating Statement of Operations
For the year ended December 31, 1999
(Amounts in thousands)

	MAS, Inc.	Guarantor Companies	Non-Guarantor Companies	Eliminations	Consolidated
Net sales	$277,767	$192,812	$—	$(2,233)	$468,346
Cost of sales	230,021	169,045	—	(2,005)	397,061

Gross profit	47,746	23,767	—	(228)	71,285
Selling & administrative	12,352	15,431	—	(227)	27,556

Income from operations	35,394	8,336	—	(1)	43,729
Interest expense	(14,732)	(10,001)	—	1	(24,732)
Other income	393	413	—	—	806

Net income (loss) before income taxes	21,055	(1,252)	—	—	19,803
Income tax expense (benefit)	10,033	(597)	—	—	9,436

Net income (loss)	$11,022	$(655)	$—	$—	$10,367

Meridian Automotive Systems, Inc.
Condensed Consolidating Statement of Cash Flows
For the year ended December 31, 1999
(Amounts in thousands)

	MAS, Inc.	Guarantor Companies	Non-Guarantor Companies	Total
Net income (loss)	$11,022	$(655)	$—	$10,367
Adjustments to reconcile net income (loss) to cash provided by operating activities:
Depreciation, amortization and other non-cash items	12,477	11,225	—	23,702
Equity in earnings of affiliate	—	(283)	—	(283)
Other operating activities	(9,284)	(544)	—	(9,828)

Net cash provided by operating activities	14,215	9,743	—	23,958
Additions to property and equipment	(22,826)	(10,282)	—	(33,108)
Purchase of business, net of cash acquired	(54,317)	(130,000)	—	(184,317)

Net cash used for investing activities	(77,143)	(140,282)	—	(217,425)
Net proceeds from revolving credit facility	1,800	—	—	1,800
Proceeds from issuance of long-term debt	92,718	130,038	—	222,756
Payments on long-term debt	(78,301)	(33)	—	(78,334)
Deferred financing costs capitalized	(4,250)	—	—	(4,250)
Proceeds from issuance of stock	54,262	—	—	54,262

Net cash provided by financing activities	66,229	130,005	—	196,234
Net increase (decrease) in cash	3,301	(534)	—	2,767
Cash, beginning of period	2,760	534	—	3,294

Cash, end of period	$6,061	$—	$—	$6,061

MERIDIAN AUTOMOTIVE SYSTEMS, INC.

CONSOLIDATED BALANCE SHEETS

	(unaudited) June 30, 2002	December 31, 2001
	(in thousands, except share and per share amounts)
ASSETS
Current assets:
Cash	$1,255	$784
Accounts receivable, less allowance of $13,189 and $9,982	134,601	140,739
Accounts receivable from affiliate, less allowance of $900 and $0	11,047	10,783
Inventories	65,541	60,479
Tooling costs in excess of billings	23,202	36,895
Deferred taxes	—	13,256
Refundable income taxes	338	3,792
Prepaid assets and other	4,546	1,834

Total current assets	240,530	268,562
Property, plant & equipment	322,993	340,835
Goodwill	13,060	264,581
Other intangible assets	16,190	25,411
Investment in affiliate	2,112	2,076
Other assets	19,103	18,965

Total assets	$613,988	$920,430

LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)
Current liabilities:
Current portion of long-term debt	$13,482	$579
Accounts payable	103,235	88,578
Accrued compensation	19,368	20,201
Other accrued liabilities	43,693	59,330
Tooling billings in excess of costs	9,819	10,381

Total current liabilities	189,597	179,069

Long-term debt to banks and others, less current portion	384,831	445,432
Long-term debt to affiliates	101,553	78,896
Deferred taxes	—	54,542
Other long-term liabilities	20,976	25,905
Accumulated postretirement benefit obligation	37,430	36,104
Commitments and contingencies	—	—
Shareholders' Equity (Deficit)
Preferred stock—par value $1, 100,000 shares authorized 0 shares issued and outstanding at June 30, 2002 and December 31, 2001	—	—
Common stock—par value $0.01, 250,000 shares authorized, 116 shares issued and outstanding at June 30, 2002 and December 31, 2001	—	—
Additional paid-in capital	227,098	227,098
Other	1,100	—
Accumulated deficit	(337,895)	(113,066)
Accumulated other comprehensive loss	(10,702)	(13,550)

Total shareholders' (deficit) equity	(120,399)	100,482

Total liabilities & shareholders' equity	$613,988	$920,430

The accompanying notes are an integral part of the consolidated financial statements.

MERIDIAN AUTOMOTIVE SYSTEMS, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	(unaudited) For the Six Months Ended June 30,
	2002	2001
	(in thousands, except share and per share data)
Net sales:
Outside sales	$513,305	$479,815
Sales to affiliates	25,180	28,440

Total sales	538,485	508,255
Cost of sales:
Cost of outside sales	469,878	453,144
Cost of affiliate sales	21,739	25,012

	491,617	478,156
Gross profit	46,868	30,099
Selling, general and administrative	22,545	29,455

Income from operations	24,323	644

Other income (expense):
Equity in income of affiliate	36	126
Interest expense to banks and others	(19,721)	(23,520)
Interest expense to affiliates	(13,240)	(10,288)
Gain on extinguishment of debt	—	29,459
(Loss) Gain on disposal of fixed assets	(1,693)	180
Other	(265)	37

	(34,883)	(4,006)

Loss before income taxes	(10,560)	(3,362)
Income tax (benefit) expense	(4,002)	16,202

Loss before cumulative effect of change in accounting principle	(6,558)	(19,564)
Cumulative effect of change in accounting principle, impairment of goodwill	(218,271)	—

Net loss	$(224,829)	$(19,564)

Earnings per share:
Net loss before cumulative effect of change in accounting principle	$(6,558)	$(19,564)
Preferred stock dividend	—	(256)
Gain on conversion of preferred stock	—	1,976

Net loss available to common shareholders before cumulative effect of change in accounting principle	(6,558)	(17,844)
Cumulative effect of change in accounting principle	(218,271)	—

Net loss available to common shareholders after cumulative effect of change in accounting principle	$(224,829)	$(17,844)

Basic before cumulative effect of change in accounting principle	$(56,476.55)	$(159,342.77)
Cumulative effect of change in accounting principle	$(1,879,718.22)	$—
Basic after cumulative effect of change in accounting principle	$(1,936,194.77)	$(159,342.77)
Diluted before cumulative effect of change in accounting principle	$(56,476.55)	$(159,342.77)
Cumulative effect of change in accounting principle	$(1,879,718.22)	$—
Diluted after cumulative effect of change in accounting principle	$(1,936,194.77)	$(159,342.77)
Weighted average shares outstanding:
Basic	116.119	111.985
Diluted	116.119	111.985

The accompanying notes are an integral part of the consolidated financial statements.

MERIDIAN AUTOMOTIVE SYSTEMS, INC. & SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	(unaudited) For the Six Months ended June 30
	2002	2001
	(in thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss before cumulative effect of change in accounting principle	$(6,558)	$(19,564)
Adjustments to reconcile net loss to net cash provided by (used for) operating activities:
Depreciation and amortization	31,795	34,818
Loss contract amortization	(2,228)	(5,298)
Compensation related to stock arrangements	1,100	—
Finance fee amortization	1,585	1,193
Note discount amortization—affiliate	3,083	1,249
Payment in kind interest	4,484	6,178
Gain on extinguishment of debt	—	(29,459)
Equity in earnings of affiliate	(36)	(126)
Loss (gain) on disposal of asset	1,693	(180)
(Increase) decrease in assets:
Accounts receivable	6,242	(3,456)
Accounts receivable from affiliate	(264)	(3,046)
Inventories	(5,062)	1,277
Prepaid assets and other	(1,239)	(10,244)
Increase (decrease) in liabilities:
Accounts payable	14,701	1,238
Accrued liabilities	(1,886)	631
Deferred taxes	797	30,650
Costs and billings on uncompleted tooling contracts, net	13,131	(2,331)

Net cash provided by (used for) operating activities	61,338	3,530

CASH FLOWS FROM INVESTING ACTIVITIES:
Additions to property & equipment	(13,898)	(14,271)
Purchase of business adjustment	—	(593)
Proceeds from sale of property & equipment	372	2,038

Net cash used for investing activities	(13,526)	(12,826)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from revolving credit facility	164,800	207,500
Payments on revolving credit facility	(207,000)	(248,600)
Proceeds from issuance of long-term debt from affiliates	—	55,000
Payments on long-term debt to banks and others	(5,141)	—
Payments on long-term debt to affiliate	—	(2,098)
Deferred financing costs capitalized	—	(3,556)

Net cash (used for) provided by financing activities	(47,341)	8,246

Net increase (decrease) in cash	471	(1,050)
Cash, beginning of period	784	1,187

Cash, end of period	$1,255	$137

Supplemental non-cash financing activities:
Conversion of accrued interest into notes payable	$19,574	$10,806

The accompanying notes are an integral part of the consolidated financial statements.

MERIDIAN AUTOMOTIVE SYSTEMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1.

        In the opinion of the Company, the accompanying unaudited consolidated condensed financial statements contain all adjustments, which are normal and recurring in nature, necessary to present fairly its financial position as of June 30, 2002 and the results operations for the six months ended June 30, 2002 and 2001 and cash flows.

Note 2.

        Inventories by component are as follows (in thousands):

	June 30, 2002	December 31, 2001
Raw materials	$46,334	$42,983
Work in process	11,105	11,739
Finished goods	15,513	12,567

	$72,952	$67,289
Less reserves	(7,411)	(6,810)

	$65,541	$60,479

Note 3.

        Property, plant and equipment is net of accumulated depreciation of $195.6 million and $167.4 million as of June 30, 2002 and December 31, 2001, respectively.

Note 4.

        The Company's total comprehensive loss for the period was as follows (in thousands):

	Six Months Ended June 30
	2002	2001
Net loss	$224,829	$19,564
Other comprehensive (income) loss	(2,848)	16,775

	$221,981	$36,339

        The majority of other comprehensive loss relates to changes in the fair market value of the Company's interest rate swap and nickel hedge contracts.

Note 5.

        On March 29, 2002, in accordance with the terms of the note agreements, the accrued interest which had accumulated on the Series A1, Series A2, Series B1 and Series B2 subordinated notes and the accrued interest which had accumulated on the subordinated installment note were converted into a note and added to the balance of the outstanding debt. The terms of the Series A1 and Series A2 notes and the subordinated installment note provide that accrued interest on these notes will continue to be converted into additional notes until January 1, 2004, longer if certain financial criteria are not met. The terms of the Series B1 and B2 notes provide that accrued interest on these notes will continue to be converted into additional notes until January 1, 2003, longer if certain financial criteria are not met. The total outstanding principal and interest balance is due on these notes on March 29, 2007.

Note 6.

        The following are reconciliations of the numerators and denominators used in the computations of basic and diluted earnings per share:

	Six Months Ended June 30
	2002	2001
	(in thousands, except share and per share data)
Loss before cumulative effect of change in accounting principle	$(6,558)	$(19,564)
Cumulative effect of change in accounting principle	$(218,271)	—
Preferred stock dividend	—	(256)
Gain on conversion of preferred stock	—	1,976

Loss available for common shareholders	$(224,829)	$(17,844)
Basic earnings per share before cumulative effect of change in accounting principle	$(56,476.55)	$(159,342.77)
Cumulative effect of change in accounting principle	$(1,879,718.22)	$—
Basic earnings per share after cumulative effect of change in accounting principle	$(1,936,194.77)	$(159,342.77)
Diluted earnings per share before cumulative effect of change in accounting principle	$(56,476.55)	$(159,342.77)
Cumulative effect of change in accounting principle	$(1,879,718.22)	$—
Diluted earnings per share after cumulative effect of change in accounting principle	$(1,936,194.77)	$(159,342.77)
Weighted average number of shares outstanding:
Basic	116.119	111.985
Diluted	116.119	111.985

Note 7.

        As part of the purchase accounting for the acquisition of Cambridge, the Company established an accrual for the estimated costs of exiting or transferring certain business activities and the related closings of certain operating plants.

        In addition, the Company has established reserves to provide for costs in excess of expected revenues on certain future shipments to customers for which Cambridge and Lescoa had made commitments. A rollforward of these balances is as follows:

	Restructuring	Loss Contracts
	(in thousands)
Balance at December 31, 2001	$6,718	$15,761
Additions	—	—
Utilizations	(1,369)	(2,228)

Balance at June 30, 2002	$5,349	$13,533

Note 8.

        In June 2001, the FASB issued Statement of Financial Accounting Standard No. 142 (SFAS No. 142), "Goodwill and Other Intangible Assets," which requires goodwill to be subject to an annual impairment test, or more frequently if certain indicators arise, and also eliminates goodwill amortization. Effective January 1, 2002, the Company adopted SFAS No. 142 and included its workforce intangible asset as goodwill.

        As required by this standard, the Company reviewed its fair value, as determined by an independent valuation firm. The valuation considered the Company's historical EBITDA, projected EBITDA, industry multiples, recent sales of similar companies in the automotive industry and discounted cash flow analysis, along with other information specific to the Company. Accordingly, the Company recorded an impairment loss on goodwill, net of tax, as a cumulative effect of change in accounting principle in the six months ended June 30, 2002 as follows (in thousands):

	Front and Rear End Modules	Exterior Composites	Interiors and Exterior Lighting	Other	Total
Goodwill, January 1, 2002	$13,060	$131,383	$128,970	$—	$273,413
Impairment Loss	$—	$131,383	$128,970	$—	$260,353
Goodwill, June 30, 2002	$13,060	$—	$—	$—	$13,060

        The Company will continue to carry $13.1 million in goodwill that will be subject to future impairment tests.

        The following pro forma information has been prepared assuming the Company had adopted the provisions of SFAS No. 142 during the six months ended June 30, 2001 (in thousands, except share and per share amounts):

For the Six Months Ended June 30, 2001
Net loss	$(19,564)
Eliminate: Goodwill amortization	7,353

Pro forma net loss	$(12,211)

Pro forma basic and diluted earnings per share	$(109,041.39)
Weighted average shares outstanding:
Basic	111.985
Diluted	111.985

        After the adoption of SFAS No. 142, the Company continues to amortize its remaining intangible assets, excluding goodwill as follows (in thousands):

	June 30, 2002	December 31, 2001	Depreciable Life
Manufacturing Supply Agreement	$14,500	$14,500	30 years
Technology	3,900	3,900	18 years
Non-compete	600	600	5 years

	19,000	19,000
Less accumulated amortization	(2,810)	(2,422)

	$16,190	$16,578

        Amortization expense for the Manufacturing Supply Agreement, Technology and Non-compete for the six months ended June 30, 2002 was $241,000, $87,000 and $60,000, respectively.

        Estimated amortization expense for the next five years to be recorded for these assets in subsequent periods is as follows (in thousands):

	Manufacturing Supply Agreement	Technology	Non-compete	Total
For the six months ended December 31, 2002	$242	$108	$60	$410
For the year ended December 31, 2003	484	217	120	821
For the year ended December 31, 2004	484	217	40	741
For the year ended December 31, 2005	484	217	—	701
For the year ended December 31, 2006	484	217	—	701
For the six months ended June 30, 2007	242	108	—	350

	$2,420	$1,084	$220	$3,724

        In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS No. 144"). SFAS No. 144 supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" ("SFAS No. 121"). SFAS No. 144 primarily addresses significant issues relating to the implementation of SFAS No. 121 and develops a single accounting model for long-lived assets to be disposed of, whether previously held and used or newly acquired. The Company adopted the provisions of SFAS No. 144 on January 1, 2002.

Note 9.

        Effective June 30, 2002, the Company modified its stock option plans that provide for non-qualified stock options to be granted to employees or directors of the Company. On June 30, 2002, 1,975.2989 options vested and became exercisable. In connection with these vested and exercisable options, the Company recognized compensation expense of $1.1 million based on the market price methodology in contemplation of an initial public offering.

Note 10.

        The Company recognizes deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the consolidated financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which those temporary differences are expected to reverse.

	June 30,
	2002	2001
	(in thousands)
The provision for income taxes are as follows:

Current federal income taxes	$(5,096)	$(12,216)
Deferred income taxes	795	27,828
Current state and local income taxes	299	590

	$(4,002)	$16,202

Actual income taxes differ from the amounts computed using the U.S. federal statutory income tax rate as a result of the following:
Computed tax benefit at U.S. federal tax rates	$(3,696)	$(1,176)
State and local income taxes, net of federal income tax impact	194	384
Permanent difference due to warrant valuations	—	2,406
Non-deductible amortization expense	—	1,174
Net operating loss carryforward limitation	—	12,350
Other	(1,459)	658
Foreign income taxes	959	406

	$(4,002)	$16,202

The tax effects and types of temporary differences that give rise to significant components of the deferred tax assets and liabilities are as follows:
Deferred tax assets
Accrued liabilities not currently deductible	$22,186	$39,900
Net operating loss and credit carryforward	4,177	2,474
Asset allowances	3,750	6,630
Other	4,682	729

	34,795	49,733
Valuation Allowance	(14,263)	—

Net deferred tax assets	$20,532	$49,733

Deferred tax liabilities
Excess of tax over book depreciation	$19,285	$16,618
Goodwill and intangible amortization	(9,050)	46,098
Other	10,297	11,393

	$20,532	$74,109

        The Company has established a valuation allowance to the extent that deferred tax assets exceed deferred tax liabilities.

        Cash paid for income taxes was $280,000 and $223,800 for the six months ended June 30, 2002 and 2001.

Note 11.

        On March 29, 2002, the Board of Directors of the Company gave approval to the Company's management to consider the development of a plan to close the Company's Stephenson Highway location. This approval resulted in a test for recoverability under SFAS No. 144. As a result, the Company recognized a fixed asset impairment charge of $1.6 million during the first quarter of 2002 and additional costs associated with severance benefits and facility closure costs of approximately $0.7 million. In addition, the Company recognized a fixed asset impairment charge in conjunction with its consolidation of certain of its Grand Rapids facilities of $0.3 million during the second quarter of 2002.

Note 12.

        In connection with the Company's acquisition of the manufacturing assets of, and a minority interest in, Lorro, Inc. ("Lorro") on October 14, 1998, the Company was obligated under certain circumstances to make an earnout payment to Lorro based on the earnings before interest, taxes, depreciation and amortization ("EBITDA") of Lorro following the closing of such transactions. Management believes that Lorro did not attain the required EBITDA targets under the acquisition agreement and that an earnout payment is not due to the sellers. The sellers have claimed that the Company's calculation of the EBITDA of Lorro for the period in question was not in accordance with the provisions of the acquisition agreement. This dispute is now the subject of binding arbitration. The amount in dispute is approximately $9 million. Management believes that the sellers' positions under the agreement are erroneous and without merit. The Company has filed a motion for summary judgment in the arbitration proceeding. Management does not believe that the sellers will obtain a favorable outcome in this matter and that the ultimate resolution of any pending litigation will not have a material, adverse effect on the Company.

        In addition, there are various claims and legal proceedings against the Company that arose in the normal course of operations. Management does not expect the resolution of these matters to have a material adverse effect on the Company's consolidated financial statements in excess of amounts provided of $1.5 million. However, the outcome of these matters cannot be predicted with any degree of certainty.

        The Company intends to use the proceeds of this offering, the concurrent note offering, and replacement of the Company's existing senior credit facility, primarily to repay substantially all of the Company's outstanding indebtedness. The Company expects to record a loss of $87 million on early extinguishment of all of our outstanding subordinated notes and its installment note and an early extinguishment loss of approximately $7 million on its outstanding indebtedness under our existing credit facility.

Note 13.

        FASB Statement No. 131, "Disclosures about Segments of an Enterprise and Related Information," requires companies to provide certain information about their operating segments. The Company has three reportable segments: Front and Rear End Modules, Exterior Composites and Interiors and Exterior Lighting. The accounting policies of the segments are the same as those described in the summary of significant accounting policies. Management evaluates performance based upon earnings before interest, taxes, depreciation and amortization ("EBITDA").

        The following table presents net sales from external customers and other financial information by reportable operating segment (in thousands):

	June 30, 2002
	Front and Rear End Modules	Exterior Composites	Interiors and Exterior Lighting	Other	Consolidated
Net sales from external customers	$181,679	$192,233	$164,573	$—	$538,485
Operating income (loss)	17,918	742	8,540	(2,877)	24,323
EBITDA	26,492	18,112	13,780	(2,266)	56,118
Depreciation and amortization	8,574	17,370	5,240	611	31,795
Capital expenditures	4,366	5,644	3,685	203	13,898
Total assets	163,441	279,917	155,905	14,725	613,988
	June 30, 2001
	Front and Rear End Modules	Exterior Composites	Interiors and Exterior Lighting	Other	Consolidated
Net sales from external customers	$152,918	$197,130	$158,207	$—	$508,255
Operating income (loss)	16,145	(8,723)	(2,388)	(4,390)	644
EBITDA	24,710	7,480	7,006	(3,734)	35,462
Depreciation and amortization	8,565	16,203	9,394	656	34,818
Capital expenditures	2,141	8,786	3,332	12	14,271

        The following tables reconcile EBITDA to pretax loss before cumulative effect of change in accounting principle (in thousands):

	For the Six Months Ended June 30,
	2002	2001
EBITDA	$56,118	$35,462
Add (subtract):
Depreciation and amortization	(31,795)	(34,818)
Interest expense	(32,961)	(33,808)
Gain on extinguishment of debt		29,459
Equity in income of affiliate	36	126
(Loss) gain on disposal of fixed assets	(1,693)	180
Other	(265)	37

Pretax loss before cumulative effect of change in accounting principle	$(10,560)	$(3,362)

Note 14.

        The following consolidating financial information presents balance sheet, statement of operations and cash flow information related to the Company's business. Each Guarantor is a direct wholly-owned domestic subsidiary of the Company and has fully and unconditionally guaranteed the proposed notes issued by Meridian Automotive Systems, Inc., ("MAS, Inc.") on a joint and several basis. The Non-Guarantor companies are the Company's foreign subsidiaries. The following consolidating financial information is presented pursuant to the provision of SEC FRR-55, "Financial Statements and Periodic Reports for Related Issues and Guarantors." Separate financial statements and other disclosures concerning the Guarantors have not been presented as management believes that such information is not material to the readers of the financial statements.

Meridian Automotive Systems, Inc. and Subsidiaries
Condensed Consolidating Balance Sheet
June 30, 2002
(Amounts in thousands)

	MAS, Inc.	Guarantor Companies	Non-Guarantor Companies	Eliminations	Consolidated
Cash	$—	$—	$1,255	$—	$1,255
Accounts receivable	27,367	105,253	13,028	—	145,648
Intercompany receivable	107,492	(344,055)	(33,255)	269,818	—

Total accounts receivable	134,859	(238,802)	(20,227)	269,818	145,648
Inventories	14,940	43,958	6,643	—	65,541
Other current assets	6,371	19,786	1,929	—	28,086

Total current assets	156,170	(175,058)	(10,400)	269,818	240,530
Property, plant & equipment	58,316	245,274	19,403	—	322,993
Investment in affiliate	194,923	360,801	7,071	(560,683)	2,112
Other assets	15,260	32,370	723	—	48,353

TOTAL ASSETS	$424,669	$463,387	$16,797	$(290,865)	$613,988

Current portion of long-term debt	$12,955	$9	$240	$—	$13,204
Notes payable	—	—	278	—	278
Accounts payable	47,527	53,898	1,810	—	103,235
Accrued expenses	30,858	38,237	3,785	—	72,880

Total current liabilities	91,340	92,144	6,113	—	189,597
Long-term debt, less current portion	117,584	358,637	10,163	—	486,384
Other long-term liabilities	8,629	46,100	3,677	—	58,406
Common stock	—	4,176	761	(4,937)	—
Additional paid-in capital	227,098	279,639	6,289	(285,928)	227,098
Other	1,100	—	—	—	1,100
Comprehensive (loss) income	(8,004)	(3,376)	678	—	(10,702)
Accumulated deficit	(13,078)	(313,933)	(10,884)	—	(337,895)

Total shareholders' equity (deficit)	207,116	(33,494)	(3,156)	(290,865)	(120,399)

TOTAL LIABILITIES & SHAREHOLDERS' EQUITY (DEFICIT)	$424,669	$463,387	$16,797	$(290,865)	$613,988

Meridian Automotive Systems, Inc. and Subsidiaries
Condensed Consolidating Statement of Operations
For the Six Months Ended June 30, 2002
(Amounts in thousands)

	MAS, Inc.	Guarantor Companies	Non-Guarantor Companies	Eliminations	Consolidated
Net sales	$134,457	$397,189	$29,299	$(22,460)	$538,485
Cost of sales	118,899	364,615	30,419	(22,316)	491,617

Gross profit (loss)	15,558	32,574	(1,120)	(144)	46,868
Selling & administrative	7,283	14,233	1,173	(144)	22,545

Income (loss) from operations	8,275	18,341	(2,293)	—	24,323
Interest expense	(12,506)	(19,728)	(727)	—	(32,961)
Other income (expense)	164	(1,735)	(351)	—	(1,922)

Net loss before income taxes	(4,067)	(3,122)	(3,371)	—	(10,560)
Income tax benefit	(2,115)	(1,887)	—	—	(4,002)

Loss before cumulative effect of change in accounting principle	(1,952)	(1,235)	(3,371)	—	(6,558)
Cumulative effect change in accounting principle	—	(218,271)	—	—	(218,271)

Net loss	$(1,952)	$(219,506)	$(3,371)	$—	$(224,829)

Meridian Automotive Systems, Inc.
Condensed Consolidating Statement of Cash Flows
For the Six Months Ended June 30, 2002
(Amounts in thousands)

	MAS, Inc.	Guarantor Companies	Non-Guarantor Companies	Total

Net (loss) income before cumulative effect	$(1,952)	$(1,235)	$(3,371)	$(6,558)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation, amortization and other non-cash items	17,466	21,002	1,351	39,819
Equity in earnings of affiliate	—	(36)	—	(36)
Other operating activities	35,910	(12,335)	4,538	28,113

Net cash provided by operating activities	51,424	7,396	2,518	61,338
Additions to property and equipment	(4,206)	(7,396)	(1,924)	(13,526)

Net cash used for investing activities	(4,206)	(7,396)	(1,924)	(13,526)
Net payments on revolving credit facility	(42,200)	—	—	(42,200)
Payments on long-term debt	(5,018)	—	(123)	(5,141)

Net cash used for financing activities	(47,218)	—	(123)	(47,341)
Net increase (decrease) in cash	—	—	471	471
Cash, beginning of period	—	—	784	784

Cash, end of period	$—	$—	$1,255	$1,255

Meridian Automotive Systems, Inc. and Subsidiaries
Condensed Consolidating Statement of Operations
For the Six Months Ended June 30, 2001
(Amounts in thousands)

	MAS, Inc.	Guarantor Companies	Non-Guarantor Companies	Eliminations	Consolidated
Net sales	$103,676	$417,102	$12,050	$(24,573)	$508,255
Cost of sales	87,714	403,921	11,094	(24,573)	478,156

Gross profit (loss)	15,962	13,181	956	—	30,099
Selling & administrative	9,275	19,284	896	—	29,455

Income (loss) from operations	6,687	(6,103)	60	—	644
Interest expense	(13,071)	(20,396)	(341)	—	(33,808)
Gain on extinguishment of debt	29,459	—	—	—	29,459
Other income (expense)	222	140	(19)	—	343

Net income (loss) before income taxes	23,297	(26,359)	(300)	—	(3,362)
Income tax expense (benefit)	16,859	(1,053)	396	—	16,202

Net income (loss)	$6,438	$(25,306)	$(696)	$—	$(19,564)

Meridian Automotive Systems, Inc.
Condensed Consolidating Statement of Cash Flows
For the Six Months Ended June 30, 2001
(Amounts in thousands)

	MAS, Inc.	Guarantor Companies	Non-Guarantor Companies	Total
Net income (loss)	$6,438	$(25,306)	$(696)	$(19,564)
Adjustments to reconcile net income (loss) to net cash (used for) provided by operating activities:
Depreciation, amortization and other non-cash items	(15,572)	23,598	655	8,681
Equity in earnings of affiliate	—	(126)	—	(126)
Other operating activities	3,384	9,404	1,751	14,539

Net cash (used for) provided by operating activities	(5,750)	7,570	1,710	3,530
Additions to property and equipment, net	(2,057)	(7,570)	(2,606)	(12,233)
Purchase of business, net of cash acquired	(593)	—	—	(593)

Net cash used for investing activities	(2,650)	(7,570)	(2,606)	(12,826)
Net (payments) proceeds on revolving credit facility	(41,100)	—	—	(41,100)
Proceeds from issuance of long-term debt	55,000	—	—	55,000
Payments on long-term debt	(2,098)	—	—	(2,098)
Deferred financing costs capitalized	(3,556)	—	—	(3,556)

Net cash provided by financing activities	8,246	—	—	8,246
Net (decrease) increase in cash	(154)	—	(896)	(1,050)
Cash, beginning of period	154	—	1,033	1,187

Cash, end of period	$—	$—	$137	$137

Report of Independent Accountants

To the Board of Directors and Shareholders of Meridian Automotive Systems, Inc.:

In our opinion, based on our audits and the report of other auditors, the accompanying consolidated statements of operations and cash flows present fairly, in all material respects, the results of operations and cash flows of Cambridge Industries, Inc. and its subsidiaries (the "Company") for the period from January 1, 2000 to July 14, 2000 and the year ended December 31, 1999, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of Mexican and Cambridge, L.L.C. (doing business as Dos Manos Technologies), an entity 48% owned by the Company, which financial statements reflect a loss of $4,366,676 for the year ended December 31, 1999. Those statements were audited by other auditors whose report thereon has been furnished to us, and our opinion expressed herein, insofar as it relates to the 1999 loss from equity investment of $2,199,000 included for Dos Manos Technologies, is based solely on the report of the other auditors. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits and the report of other auditors provide a reasonable basis for our opinion.

The accompanying financial statements as of December 31, 1999 and for the year then ended ("1999 financial statements") were prepared assuming that the Company will continue as a going concern. At the time the 1999 financial statement were issued, the Company had been unable to arrange sufficient long-term financing to meet its operating needs, which raised substantial doubt about its ability to continue as a going concern. Accordingly, the 1999 financial statements did not include any adjustments that might result from the outcome of this uncertainty. As discussed in Note 1, on May 10, 2000, the Company entered into a voluntary petition under Chapter 11 of the United States Bankruptcy court for the District of Delaware. The financial statements for the period January 1, 2000 through July 14, 2000 have been prepared in accordance with Statements of Position 90-7 "Financial Reporting by Entities in Reorganization under the Bankruptcy Code."

PricewaterhouseCoopers LLP

Grand Rapids, Michigan

August 16, 2002

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Mexican and Cambridge, L.L.C.
d/b/a Dos Manos Technologies
Detroit, Michigan

We have audited the accompanying balance sheet of MEXICAN AND CAMBRIDGE, L.L.C. D/B/A DOS MANOS TECHNOLOGIES as of December 31, 1999, and the related statements of operations and member's deficit and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to in the first paragraph present fairly, in all material respects, the financial position of MEXICAN AND CAMBRIDGE, L.L.C. D/B/A DOS MANOS at December 31, 1999 and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information is presented for the purpose of additional analysis and is not a required part of the basic financial statements. Such information, has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PERRIN, FORDREE & COMPANY, P.C.
Troy, Michigan
February 4, 2000

CAMBRIDGE INDUSTRIES, INC. AND SUBSIDIARIES
(DEBTOR-IN-POSSESSION)
CONSOLIDATED STATEMENTS OF OPERATIONS

	For the Period From January 1, 2000 to July 14, 2000	1999
	(in thousands)
Net sales	$312,653	$541,103
Cost and expenses:
Cost of Goods sold	307,729	484,679
Selling, general and administrative	34,364	44,527
Interest (Contractual interest $22,445)	20,576	35,687
Other	1,619	1,772

Loss before reorganization items and income tax benefits	(51,635)	(25,562)
Reorganization items:
Gain on sale of assets	80,025	—
Professional fees	(7,026)	—
US Trustee quarterly fees	(11)	—
Interest earned on accumulated cash resulting from chapter 11 proceeding	92	—

Income (loss) before income taxes	21,445	(25,562)
Provision for income taxes	112	4,452

Net income (loss) before cumulative effect of change in accounting principle	21,333	(30,014)
Cumulative effect of change in accounting principle	—	311

Net income (loss)	$21,333	$(30,325)

The accompanying notes are an integral part of the consolidated financial statements.

CAMBRIDGE INDUSTRIES, INC. AND SUBSIDIARIES
(DEBTOR-IN-POSSESSION)
CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Period From January 1, 2000 to July 14, 2000	1999
Net loss before reorganization, income taxes and cumulative effect of change in accounting principle	$(51,635)	$(25,562)
Depreciation and amortization	16,385	30,916
Postretirement benefit expenses, net of cash payments	—	3,053
Deferred income tax provision	—	5,460
Equity in loss of affiliate	1,928	2,199
(Increase) decrease in assets:
Accounts receivable	19,913	1,473
Inventories	(902)	(1,705)
Prepaid assets and other	(16,461)	17,025
Increase (decrease) in liabilities
Accounts payable and accrued liabilities	(38,508)	(2,712)

Net cash (used for) provided by operating activities before reorganizing	(69,280)	30,147

Operating cash flows from reorganization items:
Interest received on cash accumulated	92	—
Professional fees	(7,026)	—

Net cash used for reorganization	(6,934)	—

Net cash (used for) provided by operating activities	(76,214)	30,147
Cash flows from investing activities:
Additions to property and equipment	(31,256)	(29,740)
Proceeds of sale of property and equipment	326,490	956

Net cash provided by (used for) investing activities	295,234	(28,784)

Cash flows from financing activities:
Net borrowings from revolving debt	—	26,000
Proceeds from debtor-in-possession financing	35,000	—
Payments on long-term debt	(236,292)	(18,055)
Other	(24)	(1,638)

Net cash (used for) provided by financing activities	(201,316)	6,307

Effect of foreign currency rate fluctuations on cash	—	70
Net change in cash	17,704	7,740
Cash, beginning of period	12,214	4,474

Cash, end of period	$29,918	$12,214

The accompanying notes are an integral part of the consolidated financial statements.

CAMBRIDGE INDUSTRIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BUSINESS

        Cambridge Industries, Inc. and its subsidiaries (collectively, the "Company") are engaged primarily in the manufacture of plastic molded systems and subassemblies for the North American transportation industry. The Company operates facilities in the United States, Canada and Brazil. The Company is wholly-owned by Cambridge Industries Holdings, Inc. (Holdings), which has no significant assets other than its investment in the Company.

GOING CONCERN

        The Company's consolidated financial statements for the year ended December 31, 1999 have been prepared on a going concern basis which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business. The Company was unable to comply with its debt covenants and has been unable to secure sufficient long-term financing to meet its operating needs. At December 31, 1999, current liabilities exceeded current assets by approximately $208.8 million. The aforementioned conditions raised substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

        The Board of Directors of the Company engaged advisors to facilitate the sale of the Company to a qualified buyer. The Company's lenders extended credit on a temporary basis to facilitate the sale process. Management was uncertain if proceeds from the expected sale of the Company will be sufficient to pay all creditors.

VOLUNTARY BANKRUPTCY FILING

        On May 10, 2000, Cambridge Industries, Inc. (the "Debtor") filed petitions for relief under Chapter 11 of the federal bankruptcy law in the United States Bankruptcy Court for the District of Delaware. Under Chapter 11, certain claims against the Debtor in existence prior to the filing of the petitions for relief under the federal bankruptcy laws are stayed while the Debtor continues business operations as Debtor-in-possession. These claims would be reflected in the in the July 14, 2000 balance sheet as "liabilities subject to compromise." Additional claims (liabilities subject to compromise) may arise subsequent to the filing date resulting from rejection of executory contracts, including leases, and from the determination by the court (or agreed to by parties in interest) of allowed claims for contingencies and other disputed amounts. Claims secured against the Debtor's assets ("secured claims") also are stayed, although the holders of such claims have the right to move the court for relief from the stay. Secured claims are secured primarily by liens on the Debtor's property, plant and equipment.

        The Debtor received approval from the Bankruptcy Court to pay or otherwise honor certain of its prepetition obligations, including maintenance and repair charges and payments to critical vendors. The Debtor has determined that there is insufficient collateral to cover the interest portion of scheduled payments on its prepetition debt obligations. Contractual interest on those obligations amounts to $22.4 million, which is $1.9 million in excess of reported interest expense; therefore, the debtor has discontinued accruing interest on these obligations.

        On May 9, 2000 an Asset Purchase Agreement (the "Purchase Agreement") between the Debtors and Cambridge Acquisition Corp., a subsidiary of Meridian Automotive Systems, Inc. ("Meridian") was

signed. Under the Purchase Agreement, the debtors agreed to sell to Meridian substantially all of their assets for approximately $337.0 million plus the assumption of certain liabilities. The sale resulted in a gain of $80.0 million. The adjustments increase or decrease the cash portion of the purchase price to the extent the Debtors' (a) capital expenditures over a certain period were more or less than projected and (b) working capital on the closing date was more or less than projected. On July 14, 2000 the sale to Meridian closed.

        The financial statements from January 1, 2000 to July 14, 2000 are prepared under the reporting standards under SOP 90-7, "Financial Reporting by Entities in Reorganization Under the Bankruptcy Code."

CONSOLIDATION

        The accompanying consolidated financial statements include the accounts and balances of the Company and its wholly-owned subsidiaries. All significant intercompany balances and transactions have been eliminated. The Company's investment in Dos Manos Technologies, a 48% owned joint venture in the United States, is accounted for under the equity method.

FOREIGN CURRENCY TRANSLATION

        The financial statements of the Company's foreign subsidiaries have been translated in accordance with Statement of Financial Accounting Standards SFAS No. 52. The average exchange rate of each fiscal year is used for the translation of income and expense accounts. The resulting unrealized gains and losses are recorded as a component of other comprehensive income.

REVENUE RECOGNITION

        Sales, net of estimated returns and allowances, and costs of sales are recorded upon shipment of product to customers and transfer of title under standard commercial terms.

        All of the Company's net sales are generated from a limited number of customers in the automotive and truck manufacturing industry.

REIMBURSABLE TOOLING COSTS

        Unrecoverable tooling costs are charged to cost of sales when estimated aggregate costs exceed amounts considered collectible. Excess reimbursements on tooling projects are recognized on the percentage of completion basis of accounting.

GOODWILL AND OTHER INTANGIBLE ASSETS

        The Company recognizes goodwill on purchase business combinations for the amount by which the purchase price exceeds the fair value of the assets acquired and liabilities assumed. Goodwill is amortized on a straight-line basis over 15-25 years.

        Debt issue cost amortization was $1.4 million and $2.3 million in the period from January 1, 2000 to July 14, 2000 and the year ended December 31, 1999, respectively, and has been included in interest expense. There were no impairment costs charged to expense in the period from January 1, 2000 to July 14, 2000 and the year ended December 31, 1999.

IMPAIRMENT OF ASSETS

        The Company evaluates the potential impairment of goodwill on an ongoing basis and reviews property, plant, equipment, and certain identified intangibles for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. In performing the review for recoverability, the Company estimates the future undiscounted cash flows expected to result from the use of the assets and their eventual disposition.

        Any impairment loss recognized is measured as the amount by which the carrying amount of the asset exceeds its fair value. As of July 14, 2000 and December 31, 1999, no significant impairment exists.

LOSS CONTRACTS

        Accrued commitments under loss contracts are recorded based on management's estimate of the future profitability of sales contracts. The Company evaluates the profitability of its sales contracts on a vehicle platform basis. A vehicle platform represents one or more vehicles produced by one manufacturer utilizing common basic engineering and design features and common components. The Company records a reserve for loss contracts when management's estimate of expected costs exceeds the related estimated net sales. Based on the Company's financial condition as discussed in Note 1, losses under contracts are estimated for a period of less than one year from the balance sheet date. Accordingly, the Company recorded a provision for these contracts of $0 and $1.3 million during the period from January 1, 2000 to July 14, 2000 and for the year ended December 31, 1999, respectively.

INCOME TAXES

        The Company provides deferred taxes on temporary differences between the book and tax bases of assets and liabilities. The Company assesses the realizability of deferred tax assets and records a valuation allowance when realization of deferred tax assets is not considered more likely than not. Income tax expense includes United States, foreign and state income taxes, exclusive of taxes on the undistributed income of foreign subsidiaries where it is the intention of the Company to have those subsidiaries reinvest the income locally.

STOCK-BASED COMPENSATION

        The Company accounts for stock-based compensation expense using the intrinsic value method of APB No. 25, "Accounting for Stock Issued to Employees." The Company has adopted the disclosure-only provisions of Statement of Financial Accounting Standards SFAS No. 123, "Accounting for Stock-Based Compensation," which defines a fair value method of accounting for stock options and other equity instruments. In determining the fair value of stock options issued, the Company uses a risk-free rate, which approximates the rate on U.S. Treasury obligations with similar duration, and expected lives based on the provisions of the option agreements. As Holdings' stock currently does not include a dividend, dividend payments are not included in fair value determinations.

CAPITALIZED SOFTWARE COSTS

        The Company capitalizes costs associated with the development and implementation of software obtained or developed for internal use. Capitalized costs include internal payroll and payroll-related costs for employees who are directly associated with implementation programs and related external costs. Upon project completion, capitalized costs are amortized over a three-year useful life.

USE OF ESTIMATES

        The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of net sales and expenses during the reporting period. Actual results could differ from those estimates.

SUPPLEMENTAL CASH FLOW DISCLOSURES

        Income taxes paid totaled $0 in both the period from January 1, 2000 to July 14, 2000 and the year ended December 31, 1999 and interest payments totaled $19.0 million and $33.6 million, in the period from January 1, 2000 to July 14, 2000 and the year ended December 31, 1999, respectively.

CHANGE IN ACCOUNTING PRINCIPLE

        The Company's adopted Statement of Position 98-5, "Reporting on the Costs of Start-Up Activities", in the first quarter of 1999. This statement requires companies to expense all previously capitalized start-up costs upon adoption and requires all future start-up costs to be treated as period costs. In accordance with the provisions of the statement in the first quarter of 1999 the Company wrote off $0.3 million of start-up costs associated with its Dos Manos Technologies joint venture.

2.    INVESTMENT IN DOS MANOS TECHNOLOGIES

        At December 31, 1999, the Company's investments included a 48% ownership in Mexican and Cambridge, L.L.C. (doing business as Dos Manos Technologies ("Dos Manos")), a minority business enterprise which produces interior trim parts for automotive OEMs. The Company accounts for its investment on the equity method. The Company's original investment in Dos Manos was $0.05 million. During the year ended December 31, 1999, the Company paid approximately $2.7 million, of costs on behalf of Dos Manos and recorded its share of operating losses of $2.2 million.

        Dos Manos began operations in late 1998. The table below sets forth summarized financial information for Dos Manos:

Year Ended December 31, 1999 (in thousands)
Net sales	$21,570
Operating loss	(3,430)
Net loss	(4,367)

        The Company recorded $0.4 million of management fee income relating to Dos Manos during 1999.

        The Company has leased equipment under an operating lease with a seven year term expiring in 2005 with annual payments approximating $0.6 million. The equipment is being used by Dos Manos.

3.    EMPLOYEE RETIREMENT BENEFITS

        The Company has two noncontributory defined benefit pension plans covering eligible employees at two of its plants. Pension benefits are based on participants' years of credited service. The Company's policy is to fund the minimum required annual contribution to the plans.

POSTRETIREMENT HEALTH CARE BENEFITS

        The Company provides postretirement healthcare and prescription drug benefits to a limited number of current retirees. Certain active hourly employees and their covered dependents may become eligible for these benefits, although the Company does not necessarily have a legal obligation to provide benefits to all such participants. The Company recognizes the estimated cost of providing such benefits over the service lives of the covered employees. Postretirement benefits provided by the Company are funded as claims are incurred.

EMPLOYEE RETIREMENT BENEFIT EXPENSE

        The Company's pension and postretirement health care expense during the period from January 1, 2000 to July 14, 2000 was as follows:

	Pension Benefits	Postretirement Benefits
	(in thousands)
Service cost	$563	$1,002
Interest cost	395	1,561
Expected return on plan assets	(341)	—
Amount of unrecognized loss	161	256

Net pension/postretirement expense	$778	$2,819

        The Company's pension and postretirement health care expense for the year ended December 31, 1999 was as follows:

	Pension Benefits	Postretirement Benefits
	(in thousands)
Service cost	$968	$1,723
Interest cost	467	2,056
Expected return on plan assets	(435)	—
Amount of recognized loss	—	231
Amount of prior service cost recognized	120	—

Net pension/postretirement expense	$1,120	$4,010

        The weighted average actuarial assumptions for the period from January 1, 2000 to July 14, 2000 and the year ended December 31, 1999 were as follows:

	Pension Benefits		Postretirement Benefits
	Period from January 1, 2000 to July 14, 2000	1999	Period from January 1, 2000 to July 14, 2000	1999
Discount rate	7.75%	6.75%	7.75%	6.75%
Expected return on assets	10.00%	10.00%	—	—
Health care cost trend rate	—	—	5.00%	5.00%

DEFINED CONTRIBUTION PLAN

        The Company sponsors 401(k) retirement plans for substantially all of its employees, which allow employees to contribute up to a specified percentage of their compensation into tax deferred accounts. The Company recorded expense for its contributions to these plans of $0.6 million and $1.8 million in the period from January 1, 2000 to July 14, 2000 and the year ended December 31, 1999, respectively.

4.    INCOME TAXES

        The income tax expense for the period from January 1, 2000 to July 14, 2000 and the year ended December 31, 1999 consists of the following components:

	For the period from January 1, 2000 to July 14, 2000	1999
	(in thousands)
Current provision (benefit)	$112	$(1,008)
Deferred provision	—	5,460

Income tax expense	$112	$4,452

        A reconciliation of the Company's statutory and effective income tax rates follows:

	For the period from January 1, 2000 to July 14, 2000	1999
Applicable statutory tax rate	(35)%	(35)%
State income taxes	—	(4)
Permanent difference	—	2
Foreign tax rate difference	—	(1)
Valuation allowance	35	59
Other, net	—	(4)

Effective tax rate	0%	17%

        The Company has net operating loss carryforwards with potential future tax benefits of $24.8 million for federal income tax purposes and $2.5 million for state income tax purposes at December 31, 1999. The federal net operating losses expire during the years 2012 through 2019 and the state net operating losses expire during the years 2013 through 2019. In addition, the Company has alternative minimum tax credit carryforwards aggregating $2.7 million at December 31, 1999, which can be carried forward indefinitely. The Company also has $0.7 million of foreign tax credit carryforwards. A valuation allowance has been established due to the uncertainty of realizing deferred income tax assets.

        If the Company experiences a change in ownership within the meaning of Section 382 of the Internal Revenue Code, an annual limitation could be placed upon the Company's ability to realize the benefits of its net operating loss carryforwards.

5.    STOCK-BASED COMPENSATION

        Holdings is authorized to grant options to the Company's executive officers at the discretion of the Board of Directors up to the authorized number of shares for Holdings. The exercise price, vesting schedule and maximum term of options granted are set by the Board of Directors. The Company recognizes compensation cost (if any) for options and other stock-based compensation granted by Holdings to the Company's employees. The Company's compensation cost with respect to grants under the stock-based compensation program was not significant; compensation cost calculated in accordance with SFAS No. 123 is also not material.

        For purposes of SFAS No. 123 disclosures, the Company estimates the fair value of each option grant on the date of grant using the minimum value option-pricing method with the following weighted-average assumptions used for grants in 1999 and 1998: zero volatility, dividend yield rate of zero, as Holdings does not pay dividends on its common stock, risk-free interest rates of approximately 6.0%, representing rates on U.S. Treasury obligations with similar duration, and an expected life of 5 years. Options granted in 1999 had exercise prices in excess of market value at the date of grant.

        A summary of option activity for 1999:

	Weighted-Average Exercise
	Shares	Price
Outstanding at beginning of year	20,145	$275.43
Granted	9,107	91.57
Exercised
Forfeited or expired	(900)	405.22

Outstanding at end of year	28,352	$212.26

Exercisable shares at year end	9,553	—

        The following table summarizes information about stock options outstanding at December 31, 1999:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number Outstanding	Weighted Average Exercise Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$3.30	17,729	6.8	$3.30	8,737	$3.30
312.13	3,961	6.0	312.13	—	312.13
642.13	5,312	6.0	642.13	408	642.13
972.13	1,350	5.9	972.13	408	972.13

        There was no stock option activity for the period from January 1, 2000 to July 14, 2000.

6.    RELATED PARTY TRANSACTIONS

        Management and advisory services are provided by an affiliate of certain shareholders of Holdings, under an agreement that requires an annual fee of $1.0 million, plus certain other contingent fees. Total fees charged to the Company by such affiliate during 1999 were approximately $1.2 million. The Company also leases certain equipment from an affiliate of Holdings; total fees charged to the Company by such affiliate were approximately $0.4 million in 1999. Another affiliate of Holdings was paid $0.02 million in 1999 for various services.

        Certain legal services were provided by an affiliate of a director of the Company. Total fees charged to the Company by such affiliate were approximately $0.7 million in 1999.

        There were no related party transactions during the period from January 1, 2000 to July 14, 2000.

7.    COMMITMENTS AND CONTINGENCIES

        Future minimum lease payments at July 14, 2000, under noncancellable operating leases with initial terms of one year or more are as follows (in thousands):

2001	$3,379
2002	3,426
2003	2,491
2004	2,020
2005	1,301
Thereafter	10

$12,627

        The Company leases certain equipment and plant facilities under noncancellable operating leases. Rental expense for the Company totaled approximately $1.8 million and $6.9 million during the six month period from January 1, 2000 to July 14, 2000 and the year ended December 1999, respectively.

8.    BUSINESS SEGMENTS

        Effective January 1, 1998, the Company adopted SFAS No. 131, "Disclosure about Segments of an Enterprise and Related Information." SFAS No. 131 establishes new standards for segment reporting which are based on the way management organizes segments within a company for making operating decisions and assessing performance. Prior period amounts have been restated to conform to the requirements of this statement.

        The Company's businesses are organized, managed, and internally reported as three segments. The segments, which are based on differences in customers and products, technologies and services, as determined by the primary product of the related facility, are Automotive and Light Truck, Commercial Truck, and Industrial and Non-Automotive. The Automotive and Light Truck Industry Segment produces molded engineered plastic components for automotive original equipment manufacturers. This segment primarily supplies components for automotive interiors, exteriors, and power trains. The Commercial Truck Industry Segment produces molded-engineered plastics for the commercial transportation industry. The segment primarily supplies external body panel components for class 4 through class 8 commercial trucks. The Industrial and Non-Automotive Segment produces various plastic components for the agricultural, appliance, commercial construction, and recreational transportation industries. Net sales by segment exclude inter-segment sales. Operating income consists of net sales less applicable operating costs and expenses related to those sales. The Company's general corporate expenses are excluded from segment operating income. Earnings before interest, taxes, depreciation and amortization ("EBITDA") by segment consists of operating income, other expense (income) net, adjusted for interest, taxes, depreciation, and amortization. Identifiable assets by segment are those assets that are used in the operations of each segment. General corporate assets are those not identifiable with the operations of a segment. The Company is not dependent on any single product or market.

        The Company's major customers include automotive and commercial truck original equipment manufacturers. The percentage of sales of each of these major customers to total consolidated sales for the period from January 1, 2000 to July 14, 2000 and the year ended December 31, 1999, respectively are as follows: Ford, 21.2% and 25.4%; General Motors, 29.8% and 25.3%, DaimlerChrysler, 9.1% and 11.8%, and Freightliner, 7.7% and 13.1%.

        The following segment information represents for the period from January 1, 2000 to July 14, 2000 and the year ended December 31, 1999.

	Business Segment Information For the period from January 1, 2000 to July 14, 2000
	Automotive	Commercial Truck	Industrial	Corporate And Unallocated	Total Company
	(in thousands)
Net Sales	$200,089	$112,688	$13,496	$(13,620)	$312,653
Operating Income (loss)	4,106	(1,090)	(1,790)	(30,666)	(29,440)
EBITDA**	13,141	4,975	(1,189)	(29,982)	(13,055)
Depreciation and amortization	9,035	6,065	601	684	16,385
Capital expenditures	28,011	2,752	297	196	31,256

	Business Segment Information For the Year Ended December 31, 1999
	Automotive	Commercial Truck	Industrial	Corporate And Unallocated	Total Company
	(in thousands)
Net sales	$296,160	$223,492	$21,451	$—	$541,103
Operating income (loss)*	19,559	11,752	(2,792)	(16,622)	11,897
EBITDA**	34,261	23,793	(1,341)	(15,672)	41,041
Assets ***	212,703	102,366	18,021	10,678	343,768
Depreciation and amortization	16,074	12,081	1,451	1,310	30,916
Capital Expenditures	18,029	7,813	3,850	48	29,740

*
Operating income includes unallocated corporate overhead expenses.

**
EBITDA includes operating income, other expense (income) net, adjusted for interest, taxes, depreciation, and amortization.

***
Segment assets primarily include accounts receivable; inventory, property, plant and equipment—net, goodwill and other miscellaneous assets. Assets included in Corporate and Unallocated principally are cash and cash equivalents, deferred financing costs, deferred income taxes, unallocated goodwill, certain investments, other assets, and certain unallocated property, plant and equipment, net of unapplied accounts receivable credits.

        The following tables reconcile EBITDA to pretax loss:

	For the Period from January 1, 2000 to July 14, 2000	For the Year Ended December 31, 1999
	(in thousands)
EBITDA	$(13,055)	$41,041
Subtract (Add):
Depreciation and amortization	(16,385)	(30,916)
Interest expense	(20,576)	(35,687)
Gain on sale of Assets	80,025	—
Other reorganization expenses (net)	(6,945)	—
Other expense	(1,619)	—

Income (loss) before income taxes	$21,445	$(25,562)

GEOGRAPHIC AREAS

        Export sales and certain income and expense items are reported within the geographic area where the final sales to customers are made.

	Geographic Information For the Period from January 1, 2000 to July 14, 2000
	United States	Canada	Mexico	Other	Total
	(in thousands)
Net sales	$266,349	$37,434	$8,254	$616	$312,653
	Geographic Information For the Year Ended December 31, 1999
	United States	Canada	Mexico	Other	Total
	(in thousands)
Net sales	$443,754	$78,015	$13,338	$5,996	$541,103

9.    SUBSEQUENT EVENTS

        The debtor subsequently settled the working capital adjustment with Meridian and paid them $2.0 million from the escrow account that was established at the date of the sale. As of the date of these financial statements the Liquidating Trust is still in existence and continues to pay pre-petition liabilities in accordance with its original estimates.

Report of Independent Accountants

To the Board of Directors and Shareholders of Meridian Automotive Systems, Inc.:

In our opinion, the accompanying consolidated statements of income and cash flows present fairly, in all material respects, the results of operations and cash flows for the Leslie Metal Arts Company, Inc. and its subsidiaries (the "Company") for the period from January 1, 1999 to May 25, 1999, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Grand Rapids, Michigan
August 16, 2002

LESLIE METAL ARTS COMPANY, INC.

CONSOLIDATED STATEMENT OF INCOME

For the period from January 1, 1999 to May 25, 1999
(in thousands)
Net Sales	$83,287
Cost of sales	68,582

Gross profit	14,705
Selling, general and administrative	5,377

Income from operations	9,328

Other income (expense):
Interest expense	(10)
Other	129

119

Income before income taxes	9,447
Income tax expense	3,027

Net income	$6,420

The accompanying notes are an integral part of the consolidated financial statements.

LESLIE METAL ARTS COMPANY, INC.

CONSOLIDATED STATEMENT OF CASH FLOWS

For the period from January 1, 1999 to May 25, 1999
(in thousands)
Cash flows from operating activities:
Net income	$6,420
Adjustments to reconcile net income to net cash used for operating activities:
Depreciation and amortization	2,173
Gain on sale of fixed assets	(10)
Deferred taxes	(877)
(Increase) decrease in assets:
Accounts receivable, net	(15,522)
Increase in related party receivable	(1,768)
Inventories	(43)
Prepaid assets and other	2,127
Increase (decrease) in liabilities:
Accounts payable	(5)
Accrued liabilities	3,479
Net cash used for operating activities	(4,026)

Cash flows used for investing activities; acquisition of property and equipment	(1,530)
Cash flows used for financing activities; payments on capital leases	(147)

Net decrease in cash	(5,703)
Cash, beginning of year	5,733

Cash, end of year	$30

Supplemental disclosure of cash flow information:
Cash paid for interest	$8

Income taxes paid	$100

The accompanying notes are an integral part of the consolidated financial statements.

THE LESLIE METAL ARTS COMPANY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of consolidation

        The consolidated financial statements include the accounts of The Leslie Metal Arts Company, Inc., and all of its wholly owned subsidiaries (the "Company"). All significant intercompany accounts and transactions have been eliminated.

        On May 25, 1999, the Company sold all of the outstanding stock of the Company to Meridian Automotive Systems, Inc. for $184.3 million in cash.

Business

        The Company is engaged primarily in the manufacture and sale of parts to the automotive industry. The majority of the Company's net sales and accounts receivable result from transactions with two domestic automobile manufacturers.

Revenue recognition

        The Company recognizes revenue from product sales, including shipping and handling costs billed to customers, net of estimated returns and allowances, at the time of shipment and transfer of title under standard commercial terms.

Prepaid tooling

        Prepaid tooling represents costs incurred on customer tooling projects in process at year-end. Such projects are accounted for on the completed contract basis. Anticipated losses on contracts are charged to income in the period in which such losses become known.

Concentration of Risk

        The Company is subject to a certain level of risk as a result of its sales primarily to two domestic automobile manufacturers. Sales to these two customers for the period from January 1, 1999 to May 25, 1999 were 52% to DaimlerChrysler and 27% to General Motors Corporation.

Property, Plant and Equipment

        Property, plant and equipment expenditures are capitalized at cost. Depreciation expense is computed over the estimated useful lives of the assets using primarily the straight-line method.

Research and development costs

        Research and development costs related to both present and future products are expensed as incurred. These costs were insignificant in the period from January 1, 1999 to May 25, 1999.

Use of estimates

        The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net sales and expenses during the reporting period. Actual results could differ from those estimates.

2. EMPLOYEE BENEFIT PLANS

        The Company sponsors two separate defined benefit pension plans; the Leslie Metal Arts Co., Inc. Retirement Income Plan and the Leslie Metal Arts Co., Inc. General Pension Plan (the "Plans"). Substantially all employees are covered by one of the Plans. Benefits paid under these plans are based generally on employees' years of service and compensation during the final years of employment, as defined in the Plans. The Company makes annual contributions to the Plans equal to or above the actuarially determined minimum funding requirement of the Employee Retirement Income Security Act.

        The following table presents the net periodic pension cost for the period from January 1, 1999 to May 25, 1999 (in thousands):

Service cost	$419
Interest cost	398
Expected return on assets	(476)
Amortization of prior service cost	123

Net periodic pension cost	$464

        The weighted average actuarial assumptions for the period from January 1, 1999 to May 25, 1999 were as follows:

Discount rate	6.75%
Long-term rate of return	8.00%
Average annual salary	3.50%

        The Company provides postretirement healthcare and dental benefits to eligible retirees meeting specified levels of service. These benefits are subject to cost sharing provisions and other limitations.

        The following table presents the net periodic postretirement benefit cost for the period from January 1, 1999 to May 25, 1999 (in thousands):

Service cost	$55
Interest cost	203
Amortization and deferral	101

$359

        The weighted average actuarial assumptions for the period from January 1, 1999 to May 25, 1999 were as follows:

Discount rate	6.75%
Healthcare cost trend rate	5.00%

        The assumed healthcare cost trend rate will decrease gradually to 4.75% by the year 2011. These trend rates reflect the Company's prior experience and management's expectation that future rates will decline.

        The Company also has a 401(k) savings plan which covers substantially all employees of the Company. Under the terms of the plan, the Company may match a percentage of the participants'

salary deferral, as determined by the Company's Board of Directors, up to the maximum limitation set forth by the Internal Revenue Service. The Company recorded expense of approximately $172,000 for matching contributions made during the period from January 1, 1999 to May 25, 1999.

3. INCOME TAXES

        The provision for income taxes is as follows:

For the period from January 1, 1999 to May 25, 1999
(in thousands)
Current federal income taxes	$3,804
Deferred federal income taxes	(877)
Current state and local income taxes	100

Provision for income taxes	$3,027

        A reconciliation of the Company's statutory and effective income tax rate is as follows:

For the Period From January 1, 1999 to May 25, 1999

Applicable statutory rate	34.0%
Tax benefit of foreign sales corporation	(1.7)
State and city income taxes	1.1
Other	(1.4)

Effective tax rate	32.0%

4. RELATED PARTY TRANSACTIONS AND LEASE COMMITMENTS

        The Company conducts a major portion of its operations using equipment and facilities leased from an affiliated Company. These leases classified as operating leases are outlined below.

        The Company leases certain equipment under various operating leases which expire at various dates through 2002. Future minimum payments at May 25, 1999, under noncancellable operating leases with initial terms of one year or more are as follows:

	Related Party	Other	Total

1999	$385,272	$406,496	$791,768
2000	471,073	477,673	948,746
2001	405,555	88,452	494,007
2002	359,700	—	359,700

	$1,621,600	$972,621	$2,594,221

        Rental expense charged to operations for the period from January 1, 1999 to May 25, 1999 was approximately $739,000.

[BACK COVER]

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.    Other Expenses of Issuance and Distribution.

        The following table itemizes the expenses incurred by the Registrant in connection with the issuance and distribution of the securities being registered, other than underwriting discounts. All the amounts shown are estimates except the Securities and Exchange Commission registration fee and the NASD filing fee.

Registration fee—Securities and Exchange Commission		$15,870
Filing fee—National Association of Securities Dealers, Inc.		17,775
Listing fee
Accounting fees and expenses
Legal fees and expenses (other than blue sky)
Printing; stock certificates
Transfer agent and registrar fees
Miscellaneous
Total	$

Item 16.    Exhibits and Financial Statement Schedules.

  (a)
  Exhibits

        The attached Exhibit Index is incorporated by reference herein.

  (b)
  Financial Statement Schedules

        The attached Financial Statement Schedule is incorporated by reference herein.

        All other schedules for which provision is made in the applicable accounting regulations of the Commission are not required under the related instructions, are inapplicable or not material, or the information called for thereby is otherwise included in the financial statements and therefore has been omitted.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Dearborn, State of Michigan, on October 8, 2002.

By:	/s/ RICHARD E. NEWSTED Richard E. Newsted Its: Executive Vice President, Chief Financial Officer (principal financial officer and principal accounting officer)

        Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to the Registration Statement has been signed by the following persons in the capacities stated on October 8, 2002.

Signature	Title

ROBERT H. BARTON III*	Chairman and Director
H.H. WACASER*	President, Chief Executive Officer and Director (principal executive officer)
/s/ RICHARD E. NEWSTED Richard E. Newsted	Executive Vice President, Chief Financial Officer (principal financial officer and principal accounting officer)
RICHARD H. BOTT*	Director
THOMAS C. GRAHAM*	Director
JEFFREY J. HODGMAN*	Director
P.S. MACDONALD*	Director
JOHN F. MAYPOLE*	Director
DONALD A. MCKAY*	Director

HENRY A. NICKOL*	Director
JOHN E. SCHLIFSKE*	Director
J.C. SKOOG*	Director
GARY L. SWENSON*	Director
THOMAS K. WALKER*	Director
*By:	/s/ RICHARD E. NEWSTED Richard E. Newsted Attorney-in-fact

REPORT OF INDEPENDENT ACCOUNTANTS ON FINANCIAL STATEMENT SCHEDULE

To the Board of Directors of Meridian Automotive Systems, Inc.:

Our audits of the consolidated financial statements referred to in our report dated August 16, 2002 appearing in this Amendment No. 1 to the Registration Statement on Form S-1 also included an audit of the financial statement schedule listed in Exhibit 23.1.1 of this amendment to the Registration Statement. In our opinion, these financial statement schedules present fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements.

/s/ PRICEWATERHOUSECOOPERS LLP
Grand Rapids, Michigan August 16, 2002

MERIDIAN AUTOMOTIVE SYSTEMS, INC. AND SUBSIDIARIES
SCHEDULE II: VALUATION AND QUALIFYING ACCOUNTS
(in thousands)

	For the Years Ended December 31,
	2001	2000	1999
ALLOWANCE FOR DOUBTFUL ACCOUNTS:
Balance, at beginning of year	$15,830	$732	$30
Additions charged to income	12,669	3,697	103
Other additions(1)	—	15,282	710
Write-offs, net of recoveries	(18,517)	(3,881)	(111)

Balance, at end of year	$9,982	$15,830	$732

ACCUMULATED DEPRECIATION:
Balance, at beginning of year	$118,211	$87,239	$73,542
Additions, charged to income	51,167	32,128	15,080
Other additions(1)	—	—	—
Disposals	(1,964)	(1,156)	(1,383)

Balance, at end of year	$167,414	$118,211	$87,239

LOSS CONTRACTS:
Balance, at beginning of year	$26,320	$—	$—
Additions charged to income	494	1,300	—
Additions from Cambridge acquisition	—	29,134	—
Utilizations	(11,053)	(4,114)	—

Balance, end of year	$15,761	$26,320	$—

(1)
Allowance for doubtful accounts and reserves were assumed in the 1999 acquisition of Lescoa and the 2000 acquisition of Cambridge.

Exhibit Index

Number	Exhibit Description
*1.1	Form of Underwriting Agreement.
*3.1	Form of Certificate of Incorporation of the Registrant.
*3.2	Form of By-laws of the Registrant.
*4.1	Conditional Consent to IPO Event.
**4.2	Consent to 2001 Stock Option Plan.
**4.3	2001 Stock Option Plan of the Registrant and form of Stock Option Agreement thereunder.
**4.4	Form of Conditional Consent to the Equity Compensation Plan of the Registrant.
*4.5	Equity Compensation Plan of the Registrant.
*4.6	Form of Indenture among the Registrant, the Subsidiary Guarantors and as Trustee.
*4.7	Form of Credit Agreement dated as of , 2002 among the Registrant, the Lenders party thereto and Credit Suisse First Boston Corporation as Administrative Agent and Collateral Agent.
*4.8	Form of Guarantee and Collateral Agreement dated as of , 2002 made by Guarantors party thereto in favor of Credit Suisse First Boston Corporation as Collateral Agent.
*4.9	Specimen certificate for common stock of the Registrant.
*5.1	Opinion of Seyfarth Shaw.
**10.1	Annual Management Incentive Plan of the Registrant, effective as of January 1, 2002.
**10.2	Supplemental Executive Retirement Plan of the Registrant, restated effective as of July 1, 2002.
**10.3	Deferred Compensation Plan of the Registrant, effective as of July 1, 2002.
**10.4	Form of Severance Benefit Agreement dated as of various dates by and between the Registrant and certain executive officers of the Registrant (including a schedule identifying Severance Benefit Agreement executed by Jon Baker, Robert H. Barton III, Thomas C. Eggebeen, Francis I. LeVeque, J. Steve McKenzie, Richard E. Newsted, Craig S. Shatzer, Dean P. Vanek, H.H. ("Buddy") Wacaser, and Randall S. Wacaser).
*10.5	Form of Indemnification Agreement.
**10.6	Shareholders Agreement dated as of April 30, 1997 among the Registrant, Windward Capital Associates, LP, Windward/Park AB, LLC, Windward/Merchant, LP, Windward/Merban, L.P., Windward/Northwest, LP, Windward/Badger II, LLC, the Skoog Family Limited Partnership, Jack C. Skoog and the other stockholders named therein.
**10.7	Form of Supplemental Shareholders Agreement dated as of July 14, 2000 by and between the Registrant and certain members of management purchasing common stock (including a schedule identifying Supplemental Shareholders Agreements executed by Windward/Quebec AB II, L.L.C., Windward/BACI, L.L.C., Windward/Badger AB IV, L.L.C., and Windward/Park AB III, L.L.C.).
**10.8	First Amendment to Shareholders Agreement dated as of March 29, 2001.
**10.9	Second Amendment and Waiver to Shareholders Agreement dated as of December, 2001.
**10.10	Conditional Third Amendment to the Amended and Restated Shareholders Agreement.
*10.11	Agreement and Plan of Merger, dated as of , 2002, by and among Registrant and Meridian Automotive Systems, Inc., a Michigan Corporation.

*10.12	Second Amended and Restated Financial Advisory Services Agreement, dated as of July 14, 2000, by and among Registrant and Windward Capital Partners, L.P.
*10.13	Amendment No. 1 to Second Amended and Restated Financial Advisory Services Agreement, dated as of March 29, 2001, between Windward Capital Partners, L.P. and the Registrant.
*10.14	Amendment No. 2 to Second Amended and Restated Financial Advisory Services Agreement, dated as of August 16, 2002 between Windward Capital Partners, L.P. and the Registrant.
**10.15	Exclusive Manufacturing Agreement by and between Lorro Mfg., Inc., and Lorro, Inc., made and entered into the 14th day of October, 1998.
**21.1	List of Subsidiaries of the Registrant.
23.1.1	Consent of PricewaterhouseCoopers LLP.
23.1.2	Consent of Perrin, Fordree & Company, P.C.
*23.2	Consent of Seyfarth Shaw (included in Exhibit 5.1).
**24.1	Power of Attorney (set forth in signature pages).

*
To be filed by amendment.
**
Previously filed.

(b)
Financial Statement Schedules:

•
Report of Independent Public Accountants

•
Schedule II—Valuation and Qualifying Accounts

QuickLinks

TABLE OF CONTENTS
PROSPECTUS SUMMARY
RISK FACTORS
FORWARD-LOOKING STATEMENTS
DILUTION
USE OF PROCEEDS
DIVIDEND POLICY
CAPITALIZATION
SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS
MANAGEMENT
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
DESCRIPTION OF CAPITAL STOCK
SHARES ELIGIBLE FOR FUTURE SALE
DESCRIPTION OF OUR CONCURRENT DEBT TRANSACTIONS
CERTAIN UNITED STATES FEDERAL TAX CONSIDERATIONS FOR NON-U.S. HOLDERS
UNDERWRITING
NOTICE TO CANADIAN RESIDENTS
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND ADDITIONAL INFORMATION
INDEX TO FINANCIAL STATEMENTS
REPORT OF INDEPENDENT ACCOUNTANTS
CONSOLIDATED BALANCE SHEETS
CONSOLIDATED STATEMENTS OF OPERATIONS
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY
CONSOLIDATED STATEMENTS OF CASH FLOWS
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MERIDIAN AUTOMOTIVE SYSTEMS, INC. CONSOLIDATED BALANCE SHEETS
MERIDIAN AUTOMOTIVE SYSTEMS, INC. CONSOLIDATED STATEMENTS OF OPERATIONS
MERIDIAN AUTOMOTIVE SYSTEMS, INC. & SUBSIDIARIES CONSOLIDATED STATEMENTS OF CASH FLOWS
MERIDIAN AUTOMOTIVE SYSTEMS, INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Report of Independent Accountants
INDEPENDENT AUDITORS' REPORT
CONSOLIDATED STATEMENTS OF CASH FLOWS
CAMBRIDGE INDUSTRIES, INC. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
GEOGRAPHIC AREAS
Report of Independent Accountants
THE LESLIE METAL ARTS COMPANY, INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
SIGNATURES
Exhibit Index